Form 20-F
period 2002-12-31
MICROCELL TELECOMMUNICATIONS INC
filed 2003-06-27
CIK 1018350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 000-29502

MICROCELL TELECOMMUNICATIONS INC/
MICROCELL TÉLÉCOMMUNICATIONS INC.

(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

CANADA
(Jurisdiction of incorporation or organization)

800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada, H5A 1K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class B Non-Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Series B Senior Discount Notes due 2006
Series B Senior Discount Notes due 2007
Series B Senior Discount Notes due 2009
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

27,631,537 Common Shares
9,590,000 Class A Non-Voting Shares
202,994,911 Class B Non-Voting Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes     [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17        [X] Item 18

PART I
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3 — KEY INFORMATION
ITEM 4 — INFORMATION ABOUT THE COMPANY
ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8 — FINANCIAL INFORMATION
ITEM 9 — THE OFFER AND LISTING
ITEM 10 — ADDITIONAL INFORMATION
ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15 — CONTROLS AND PROCEDURES
ITEM 16. A. — AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16. B. — CODE OF ETHICS
ITEM 16. C. — PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
ITEM 17 — FINANCIAL STATEMENTS
ITEM 18 — FINANCIAL STATEMENTS
ITEM 19 — EXHIBITS
SIGNATURE
ex-1.1
ex-1.2
ex-2.1
ex-2.2
ex-2.3
ex-2.4
ex-2.5
ex-4.1
ex-4.2
ex-4.3
ex-4.4
ex-4.5
ex-4.6
ex-4.7
ex-4.8
ex-8.1
ex-11.1
ex-11.2
ex-11.3
ex-11.4

EXPLANATORY NOTES
FORWARD LOOKING STATEMENTS
NON-GAAP MEASURES

EXPLANATORY NOTES

     On May 1, 2003, Microcell Telecommunications Inc. (“Microcell”)’s predecessor company, that was also named Microcell Telecommunications Inc. and is now named 2861399 Canada Inc. (“Old Microcell”), and certain subsidiaries of Old Microcell, emerged from a restructuring plan initiated on January 3, 2003 under the Companies’ Creditors Arrangement Act (“CCAA”) and Canada Business Corporations Act (“CBCA”). The terms of Old Microcell’s restructuring plan are set out in Old Microcell’s plan of reorganization and of compromise and arrangement (the “Plan”), a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003, (the “Circular”) filed with the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K on February 20, 2003.

     Before May 1, 2003, Old Microcell carried on its operations through a number of directly and indirectly wholly owned subsidiaries, including; (1) Microcell Connexions Inc. (“Connexions”) which was the holder of the national 30 MHz personal communications services (“PCS”) authorization (the “PCS License”) issued by the Canadian Minister for the Department of Industry (“Industry Canada” or the “Minister”); (2) Microcell Solutions Inc. (“Solutions”) who operated the Company’s retail PCS business under the Fido® brand name; (3) Microcell Capital II Inc. (“Microcell Capital”) who invested in GSM Capital Limited Partnership (“GSM Capital”), Argo II – The Wireless Internet Fund Limited Partnership (“Argo II”), and Inukshuk Internet Inc. (“Inukshuk”) a company awarded by Industry Canada twelve regional multipoint communications systems (“MCS”) licenses; and (4) Microcell Labs Inc. (“Microcell Labs”) who operated as a for-profit laboratory.

     On May 1, 2003, pursuant to the Plan: (1) Microcell became a holding company for Old Microcell; (2) Connexions, Solutions, Microcell Capital, Microcell Labs and other subsidiaries amalgamated to form Solutions, the surviving entity of the amalgamation of the amalgamated companies; and (3) the board of directors of Old Microcell (the “Old Board”) has been replaced by a new board of directors for Microcell (the “New Board”).

     Prior to May 1, 2003, Old Microcell’s Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Under the terms of the Plan, Microcell issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares, new Class B Non-Voting Shares and warrants. Two series of warrants (collectively the “Warrants”) were issued pursuant to the Plan: (1) 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell, as the case may be, at an exercise price of $19.91 per share (the “Warrants 2005”); and (2) 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell, as the case may be, at an exercise price of $20.69 per share (the “Warrants 2008”). Each of these classes of shares were deemed to be registered pursuant to Section 12(g) of the Exchange Act and Rule 12g-3(a) promulgated thereunder. A report on Form 6-K has been filed on May 22, 2003 to fulfill the requirements of Rule 12g-3(f), because, as a foreign private issuer, Microcell is not required to file current reports on Form 8-K. In November 2003, the Company plans to file with the SEC a Registration Statement with respect to the shares issuable upon the exercise of the Warrants.

     For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

     Unless references herein are made specifically to Old Microcell, the references to “Microcell”, “Company”, “we”, “us” or “our” refer, depending on the situation of the context to (1) Microcell and all or only part of its subsidiaries collectively, or one or several of its subsidiaries; and (2) Old Microcell and all or only part of its subsidiaries collectively, or one or several of its subsidiaries.

FORWARD LOOKING STATEMENTS

     This annual report includes forward-looking statements that involve risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to the Company’s future prospects, developments and business strategies.

     These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties that may cause the Company’s actual future activities and results of operations to be materially different from those suggested or described in this annual report. These risks include the risks that are identified in this annual report which are primarily listed in the “Risk Factors” in item 3 and “Operating and Financial Review and Prospects” in item 5. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, the Company’s actual results may vary materially from those expected, estimated or projected.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Act of 1995

     This annual report contains “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations and estimates. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward- looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially.

     Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company’s markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; the possibility of future litigation; future availability of financing; unanticipated changes in the number of subscribers; radiofrequency emission concerns; exchange rate fluctuations; penetration and churn rates; and the mix of products and services offered in the Company’s markets. Readers should evaluate any statements in light of these important factors.

NON-GAAP MEASURES

     The term EBITDA (Operating income (loss) excluding restructuring charges, impairment of intangible assets, depreciation and amortization) is used throughout this annual report. Microcell also uses the terms ARPU (average revenue per user per month), COA (cost of acquisition of a retail subscriber), “net retail subscriber additions”, “churn rate” and “cumulative CAPEX (capital expenditures) per population covered”. All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under the generally accepted accounting principles in Canada (“Canadian GAAP”). Microcell believes that EBITDA, ARPU, COA, “net retail subscriber additions”, “churn rate” and “cumulative CAPEX per population covered” are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

EXCHANGE RATE INFORMATION

     Microcell publishes its consolidated financial statements in Canadian dollars. All dollar amounts set forth in this annual report are expressed in Canadian dollars except where otherwise indicated. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S.$” or “U.S. dollars” are to United States dollars. See Item 3 of this annual report for exchange rates data.

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 — KEY INFORMATION

SELECTED FINANCIAL DATA

     The selected consolidated financial data for the Company set forth below for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with item 5 of this Form 20-F and the consolidated financial statements of the Company, and the notes thereto, included in item 18 of this Form 20-F. The consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”), see Note 20 to the consolidated financial statements of the Company, which reconciliation is incorporated herewith by reference.

			Years ended December 31,

	2002	2001	2000	1999	1998

(in thousands of dollars,
except for the data relating to shares)
Statement of Loss Data:
Revenues	591,062	541,490	405,986	260,466	143,412
Operating loss	(382,297)	(193,019)	(243,636)	(270,426)	(294,626)
Net loss	(570,501)	(498,485)	(268,427)	(393,637)	(408,920)
Basic loss per share from operations	$(1.59)	$(1.77)	$(2.53)	$(3.29)	$(3.54)
Diluted loss per share from operations	$(1.59)	$(1.77)	$(2.53)	$(3.29)	$(3.54)
Basic loss per share	$(2.37)	$(4.56)	$(2.79)	$(4.78)	$(4.92)
Diluted loss per share	$(2.37)	$(4.56)	$(2.79)	$(4.78)	$(4.92)
Operating loss (U.S. GAAP)	(382,297)	(196,521)	(246,242)	(270,426)	(294,626)
Net loss (U.S. GAAP)	(584,914)	(498,167)	(250,116)	(396,166)	(432,007)
Comprehensive loss (U.S. GAAP)	(586,766)	(495,270)	(251,016)	(396,166)	(432,007)
Basic loss per share from operations (U.S. GAAP)	$(1.59)	$(1.80)	$(2.56)	$(3.29)	$(3.54)
Diluted loss per share from operations (U.S. GAAP)	$(1.59)	$(1.80)	$(2.56)	$(3.29)	$(3.54)
Basic loss per share (U.S. GAAP)	$(2.43)	$(4.56)	$(2.60)	$(4.81)	$(5.20)
Diluted loss per share (U.S. GAAP)	$(2.43)	$(4.56)	$(2.60)	$(4.81)	$(5.20)

			As at December 31,

	2002	2001	2000	1999	1998

(in thousands of dollars,
except for the data relating to shares)

Balance Sheet Data:
Total assets	912,854	1,395,259	1,209,226	817,850	684,676
Shareholders’ deficiency	(1,297,226)	(726,725)	(667,561)	(796,037)	(402,981)
Share capital	1,167,678	1,167,371	728,050	327,599	313,154
Warrants	1,770	2,077	2,077	5,625	19,489
Deficit	2,466,674	1,896,173	1,397,688	1,129,261	735,624
Total assets (U.S. GAAP)	911,548	1,410,696	1,220,970	812,183	681,358
Shareholders’ deficiency (U.S. GAAP)	(1,298,677)	(713,763)	(654,917)	(801,704)	(406,119)
Share capital (U.S. GAAP)	1,228,401	1,228,094	788,773	388,322	373,877
Warrants (U.S. GAAP)	1,770	2,077	2,077	5,625	19,489
Deficit (U.S. GAAP)	2,528,848	1,943,934	1,445,767	1,195,651	799,485
Accumulated other comprehensive income (loss), end of period (U.S. GAAP)	145	1,997	(900)	—	—
Other Data:
Common Shares	27,631,537	27,631,537	31,665,275	32,780,071	33,020,071
Class A Non-Voting Shares	9,590,000	9,590,000	9,590,000	—	—
Class B Non-Voting Shares	202,994,911	202,951,539	24,160,642	22,141,195	19,878,060

Number of shares outstanding at the end of the period	240,216,448	240,173,076	65,415,917	54,921,266	52,898,131

Exchange Rate Data

     The following table sets forth the exchange rates for one U.S. dollar in effect at the end of the periods noted and the average of the exchange rates on the last day of each month during such periods. The exchange rates expressed in Canadian dollars are based on the noon buying rate as reported by the Federal Reserve Bank of New York. On June 17, 2003, the noon buying rate was $0.7467 per U.S. dollar and the inverse of the noon buying rate was $1.3393 per Canadian dollar.

			2003			2002

	May	April	March	February	January	December

Highest exchange rate during period	0.7437	0.6975	0.6822	0.6720	0.6570	0.6461
Lowest exchange rate during period	0.7032	0.6737	0.6709	0.6530	0.6349	0.6329

			Year ended December 31,

	2002	2001	2000	1999	1998

Exchange rate at the end of period	0.6329	0.6279	0.6669	0.6925	0.6504
Average exchange rate during period (1)	0.6370	0.6446	0.6726	0.6746	0.6722

(1)	The average of the exchange rates on the last day of each month during the applicable period.

RISK FACTORS

     For a discussion of certain other possible risk factors, readers should also refer to the sections titled “Liquidity and Capital Resources” and “Risk and Uncertainties” contained in item 5 of this annual report.

Microcell will need to obtain financing in addition to its already substantial debt, which may limit its financial flexibility and make it vulnerable to economic downturns.

     The current business plan of Microcell does not require additional post-reorganization financing assuming it is implemented without material variances; however, if actual results vary from the business plan and if the assumptions underlying the business plan were to change, additional funds may be required. Actual amounts of funds required may vary materially from these estimates and additional funds may be required as a result.

     Sources of funding for Microcell’s further financing requirements may include, in addition to the credit facility of $25 million, which may be increased up to $75 million, established in favor of Solutions (the “Tranche A Exit Facility”), additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. Pursuant to the Plan, the Company entered into credit agreements (collectively the “New Credit Facilities”) relating to (1) the Tranche A Exit Facility; (2) a term loan of Solutions consisting of Canadian dollar series in the amount of Cdn.$100,000,000 and a U.S. dollar series in the amount of the U.S. dollar equivalent of Cdn.$200,000,000 (the “Tranche B Debt”); and (3) a term loan of Solutions in the aggregate amount of $50,000,000 (the “Tranche C Debt”). There can be no assurance that additional financing will be available to Microcell or, if available, that it can be obtained on a timely basis and on terms acceptable to Microcell and within the limitations contained in the New Credit Facilities. Failure to maintain or increase the Tranche A Exit Facility or such additional financing could result in the delay or modification of Microcell’s network level of services or in the delay or failure to meet license conditions, which could result in a loss of the PCS License and/or the MCS Licenses. Any of these events could impair Microcell’s ability to meet its debt service requirements and could have a material effect on its business.

     The New Credit Facilities contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, Microcell’s ability to incur indebtedness, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the New Credit Facilities require Microcell to maintain certain financial ratios, which may include EBITDA levels, ARPU levels, liquidity levels, subscriber or revenue levels and maximum levels of capital expenditures. If Microcell fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the New Credit Facilities could foreclose upon all or substantially all of the assets of Microcell and its subsidiaries (excluding Inukshuk), which will be pledged to secure the obligations of Microcell and Solutions.

     The total long-term debt of Microcell as at May 1, 2003 is $350 million under Canadian GAAP and under U.S. GAAP. Each of the New Credit Facilities includes conditions and restrictions relating to the operations and activities of Microcell and the ability to incur additional indebtedness. A portion of Microcell’s interest costs on some of its indebtedness may be added to principal and all or a portion of the accrued dividends on the dividend bearing series of First Preferred Shares and the Second Preferred Shares may be added to redemption prices therefor, thereby further increasing Microcell’s leverage.

     The level of Microcell’s indebtedness could have consequences, including on: (1) Microcell’s ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes; (2) Microcell’s flexibility in planning for, or reacting to, changes to its business and market conditions; (3) Microcell’s ability to compete; and (4) Microcell’s vulnerability in the event of a downturn in its business.

Microcell may not be able to maintain its operations if the sources of funding on which it is relying become unavailable

     Microcell’s ability to meet its near term funding requirements is dependent upon a number of factors, including the revenue generated by Solutions, its existing cash balances, the continued availability of, and its ability to obtain and to draw upon, the Tranche A Exit Facility or any alternative financing.

Microcell expects to incur operating losses in the future, which may limit its ability to service its debt

     Microcell may experience growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The ability to generate positive net income and cash flow from operations in the future will be dependent upon various factors, including the level of market acceptance of Microcell’s services, the degree of competition encountered by Microcell, the cost of acquiring new customers, technology risks and general economic conditions and regulatory requirements. There can be no assurance that Microcell will achieve or sustain operating profitability or positive cash flow from operating activities. If Microcell cannot achieve operating profitability or positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements or obtain additional capital required to meet all of its cash requirements. In addition, Microcell is required to make interest payments under the New Credit Facilities and will be required to make payments of principal thereunder.

Microcell’s future performance will depend on its ability to succeed in intensely competitive markets

     Competition in the wireless communications industry is intense. The success of Microcell’s PCS business depends upon its ability to compete with other wireless telecommunications service providers in Canada with respect to services, features and devices offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Microcell competes with other cellular, enhanced specialized mobile radio (“ESMR”) and PCS providers, such as Rogers Wireless Communications Inc. and its affiliated entities (“Rogers”), Telus Corporation and its affiliated entities (“Telus”) and Bell Mobility Inc. and its former Mobility Canada Partners (excluding Telus) (the “Bell Mobility Partners”). In addition, the number of competitors could increase through the licensing to new competitors of additional spectrum, through reselling or wholesaling, such as offered by Microcell, or through a relaxation on the restrictions to foreign participation in the Canadian telecommunications sector. See “Risk Factors — Government Regulation” in this item 3.

     There can be no assurance that Microcell will be able to compete successfully in this environment or that other technologies and products that are more commercially effective than Microcell’s technologies and products will not be developed.

     In addition, in order to compete effectively, Microcell subsidizes the sale of its handsets. There can be no assurance as to the amount of such subsidy or that the appropriate subsidy would not materially adversely affect Microcell’s future capital requirements or results of operations. Microcell cannot predict what impact competition and the introduction of new technologies, products and services will have on the growth of its subscriber base or on the pricing of its current services.

     Competition in the broadband access sector in Canada is also intense. The incumbent local exchange carriers (“ILEC“s) and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada. There can be no assurance that Inukshuk, with its planned MCS services, will be able to compete successfully in this environment or that other technologies and products that are more commercially effective than MCS technologies and products will not be developed.

Microcell’s choice of technology for its PCS and MCS networks presents certain technological and market risks for the Company

     Industry Canada has not mandated any technology protocols for PCS or MCS operators, leaving each licensee free to select among several competing technologies that have sufficient technological differences to preclude their interoperability. Although Microcell has chosen Global System for Mobile Communications (“GSM”) technology for deployment in its PCS network, and believes that GSM offers Microcell significant advantages over other principal competing technologies, there are certain technological and market risks with respect to deployment of GSM.

     MCS technology and equipment suppliers have yet to be selected for Inukshuk’s MCS network deployment. However, many of the technologies being considered are still in an early stage of development, which places certain technological and market risks with respect to their deployment, performance and ongoing availability.

Rapid changes to the technology used in Microcell’s business may make its technology obsolete or require it to make large capital expenditures

     The wireless telecommunications industry is experiencing significant technological change, as evidenced by evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Such continuing technological advances make it difficult to predict the extent of future competition with cellular, PCS, paging and other services. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render PCS less profitable or even obsolete.

     Microcell may be required to make more capital expenditures than are currently expected if suppliers fail to meet anticipated schedules, a technology’s performance falls short of expectations or commercial success is not achieved.

The actual or perceived health risks of wireless communications devices could have a material adverse effect on Microcell’s business

     Reports have suggested that certain radio frequency emissions from wireless communications transmission equipment and handsets may be linked to certain medical conditions, such as cancer. Scientific investigations are ongoing to review whether radio emissions from wireless handsets and radio transmitters used in connection with wireless technologies pose health concerns, including interference with hearing aids, pacemakers and other medical equipment and devices. There can be no assurance that the findings from such studies will not have a material adverse effect on Microcell’s business or will not lead to changes in government regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless communications service providers, including Microcell, through reduced subscriber growth, reduced network usage per subscriber, the threat of product liability lawsuits or reduced availability of financing to the wireless communications industry.

Microcell is subject to governmental regulation and licensing requirements, which may increase its operating costs and affect its ownership structure

     The use of radio spectrum is regulated by Industry Canada pursuant to the Radiocommunication Act (Canada) (the “Radiocommunication Act”). Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada’s discretion. They may be suspended or revoked for cause, including failure to comply with the conditions of license, although revocation is rare, and licenses are usually renewed upon expiration. Industry Canada regulation, described further under the headings “Regulation Framework” in item 4, and “Risk Factors — PCS License Conditions and Fees” and “Risk Factors — MCS Licenses Conditions and Fees” in this item 3, can materially affect the Company’s costs and operations.

     As the owner and operator of Microcell’s PCS network and therefore a facilities-based telecommunications carrier, Solutions is a “Canadian carrier” pursuant to the Telecommunications Act (Canada) (the “Telecommunications Act”), and therefore subject to regulation by the Canadian Radio-television and Telecommunications Commission (“CRTC”). Inukshuk is expected to be a Canadian carrier. CRTC regulation, described further under the heading “Regulations” in item 4 can materially affect Microcell’s services and activities.

     Solutions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian ownership and control provisions established in the Telecommunications Act and the Radiocommunication Act (the “Canadian Ownership and Control Provisions”). The Canadian Ownership and Control Provisions must also be respected by Solutions and Inukshuk to maintain their eligibility as Canadian carriers under the Telecommunications Act. Microcell, as the parent corporation of Solutions and Inukshuk, must also comply with the Canadian Ownership and Control Provisions, and failure to do so may affect the ability of Solutions and Inukshuk to operate as Canadian carriers and to hold and renew the PCS License and the MCS Licenses. Microcell believes that it and its subsidiaries currently comply with the Canadian Ownership and Control Provisions.

     In November of 2002, Industry Canada initiated a review of the Canadian Ownership and Control Provisions. The review is described further under the heading “Foreign Ownership Restrictions” in item 4. If greater foreign participation is allowed in the Canadian telecommunications sector following the review, this could lead to the opportunity for further foreign investment in Microcell, as well as more and stronger competitors to Microcell.

     Ongoing CRTC proceedings and future proceedings, as well as policies and regulations of Industry Canada and other governmental departments and agencies may have an influence on Microcell’s strategies, and may have a material impact on the Company.

Microcell’s PCS License imposes fees and significant conditions on Microcell’s continued operations, and may not be renewed in the future

     In March of 2001, Industry Canada renewed the Company’s PCS License for a term of five years expiring on March 31, 2006, with conditions unchanged from the initial license term. The principal PCS License conditions are described under the heading “Regulation Framework — PCS License Conditions and Fees” in item 4.

     Industry Canada has the authority at any time to modify a license to ensure the efficient and orderly development of radiocommunications facilities and services in Canada. Industry Canada also has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or terms and conditions of its license after giving the holder of the license a reasonable opportunity to make representations. There can be no assurance that the PCS License will be renewed, or if renewed, that such renewal will be on the same terms and conditions, or with the same fee structure.

     In this regard, in March 2001, Industry Canada announced its intention to initiate a public consultation process to review the cellular and PCS license conditions, terms and fees. This consultation was launched on December 21, 2002, with the release of Canada Gazette Notice DGRB-004-02, “Consultation on a New Fee and Licensing Regime for Cellular and Incumbent Personal Communications Services (PCS) Licensees”. Issues raised for consultation include the following:

•	To extend the cellular and PCS licenses to ten-year terms from the current five, meaning the PCS License term would be extended to 2011 from the current 2006 expiry date;

•	To allow the cellular and PCS licensees to benefit from more liberal spectrum disposition rights, including the ability to transfer in whole or in part the assigned spectrum in both the geographic and spectral domains;

•	To modify the current cellular and PCS license fee regime from one requiring payment on a site by site basis to a “spectrum license”, whereby a licensee pays for total spectrum assigned;

•	That there be no fee distinction between PCS and cellular spectrum; that is, for each assigned MHz, cellular and PCS licensees will be charged the same fee. Based on the transitional figures proposed in the Licensing Review document, 30 MHz of national PCS spectrum, such as Solutions holds today, would attract annual “spectrum license” fees of $45 million in 2011; and

•	To maintain the obligation that analog roaming and resale be offered by cellular licensees to PCS licensees.

     While the changes to the cellular and PCS license conditions and fees proposed in the consultation process have not been adopted, Industry Canada has stated an intention for any revisions eventually adopted following the consultation to be in effect by April of 2004. There can be no assurance, if there are any changes to the PCS license terms, conditions or fee structure eventually introduced, that these will not materially impact Microcell and Solutions.

Inukshuk may have difficulty meeting the requirements of the MCS Licenses, which could result in penalties, including the modification or revocation of the MCS Licenses

     On December 21, 2001, Industry Canada issued to Inukshuk ten-year MCS Licenses running to March 31, 2011, for twelve license service areas across Canada. The MCS licenses fee structure and conditions attaching to the MCS Licenses are described under the heading “Regulation — MCS Licenses Conditions and Fees” in item 4 of this annual report.

     Among the MCS Licenses conditions, Inukshuk must obtain prior Ministerial approval, following full review by Industry Canada, for any application to transfer or assign the MCS Licenses, including any disposition of the rights and obligations of the licenses and any change, which would have a material effect on the ownership or control in fact of the licensee. The transactions described in the Plan, which have led to a change of control of Inukshuk, received interim approval by Industry Canada on April 7, 2003. Industry Canada’s final approval is subject to completion of a review demonstrating compliance with the Canada Ownership and Control Provisions.

     Industry Canada has the authority at any time to modify a license to ensure the efficient and orderly development of radiocommunications facilities and services in Canada. Industry Canada also has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or the terms and conditions of its license after giving the holder of the license a reasonable opportunity to make representations.

     In this regard, the difficulties Inukshuk has had to raise adequate financing, described further in the section “Broadband Wireless Business” in item 4, have led to delays in Inukshuk’s initial MCS deployment commitments, and have led to Inukshuk suspending further payments to fund learning activities committed to in the initial MCS license application to Industry Canada. Recognizing extenuating circumstances, on April 2, 2003, Industry Canada extended the timeline on license conditions relating to system deployment and the learning activities to March 31, 2004. There can be no assurance that failure to meet conditions of the MCS Licenses will not result in the application of penalties pursuant to the Radiocommunication Act or other applicable legislation or regulations, including suspension or revocation of the MCS Licenses.

     On November 16, 2001, Industry Canada announced, consistent with an earlier decision by the Federal Communications Commission of the United States, that Canada would henceforth allow both fixed and mobile services in the MCS frequency band. At the same time, Industry Canada announced its intention to initiate a consultation process on licensing considerations arising from such change. There can also be no assurance that the MCS Licenses terms, conditions or fee structure will not change following the announced consultation, which could materially affect Inukshuk’s operations or costs.

The buildout of Inukshuk’s network will require significant capital, and Microcell could lose its entire investment in Inukshuk

     Inukshuk intends to build across Canada a broadband wireless access network using MCS technology. The building of the data network will require significant capital investment. Inukshuk is a start-up operation with nominal capital resources. The New Credit Facilities limit the amount that Microcell can invest in Inukshuk. The cash requirements of Inukshuk may exceed such limits. In such an event, Inukshuk may not be able to raise sufficient capital to fund its operations. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. If Inukshuk is not successful, Microcell may lose its entire investment in Inukshuk.

Microcell may not be able to retain a significant portion of its existing customer base, which could impair its future performance

     The future success of Microcell will depend, in large part, on its ability to retain a significant portion of Microcell’s existing customer base, expand the business relationships with such customers, and attract and retain new customers. There can be no assurance that Microcell will be able to maintain a significant portion of the current customer base, increase the amount of business done with some or all these customers, or grow the existing customer base. Failure by Microcell to maintain a significant portion of its existing customer base and to grow that base would have a material adverse effect on future performance.

If Microcell cannot limit customer churn, it would be forced to incur additional expenses to recruit new customers

     Microcell has experienced rapid growth and development in a relatively short period. One of its biggest challenges, as it has grown and more recently, has been to limit customer churn. The results of operations of telecommunications service providers can be significantly affected by subscriber cancellations. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because the telecommunications business is characterized by high fixed costs, disconnections directly and adversely affect EBITDA. An increase in the subscriber cancellation rate could have a material adverse effect on Microcell.

     Factors contributing to the increase in customer churn experienced during 2002 included the negative publicity surrounding Microcell and its financial condition, and the decision to disconnect some of its delinquent customers. The successful implementation of Microcell’s business plan depends, among other things, upon a reduction in the recent rate of customer churn. There can be no assurance, however, that Microcell will successfully accomplish this or that churn will not increase.

Microcell is subject to currency exchange risks, which may negatively impact its financial results and may increase its costs to repay its debts

     As most of Microcell’s revenues are expected to be received in Canadian dollars, Microcell is exposed to foreign exchange risk on payments of interest and repayment of principal under any U.S. dollar denominated portion of its indebtedness.

     Although Microcell may enter into transactions to hedge, up to a certain limit, the exchange rate risk with respect to its other U.S. dollar-denominated debt and transactions, there can be no assurance that Microcell will engage in such transactions or, if Microcell decides to engage in any such transaction, that it will be successful and that changes in exchange rates will not have a material adverse effect on Microcell’s ability to make payments in respect of its U.S. dollar-denominated debt. Such transactions may require that Microcell provide cash or other collateral to secure its obligations.

     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, Microcell’s reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. There can be no assurance that changes in the exchange rate will not have a material adverse effect on Microcell or on its ability to make payments in respect of its U.S. dollar-denominated debt.

Microcell’s holding company structure may make it difficult to access cash flow from the operating companies and may result in structural subordination of certain of its outstanding securities

     Microcell is a holding company with no material external sources of income. Substantially all of Microcell’s operations are conducted through Solutions. Microcell’s cash flow and, consequently, its ability to meet its dividend payment obligations or interest payment obligations, as the case may be, will be dependent upon the cash flow of Solutions and the payment of funds by Solutions to Microcell in the form of payment of management fees, reimbursement of loans, interest, dividends, advances or otherwise. Microcell’s subsidiaries, including Solutions, will be separate and distinct legal entities and will have no obligation, contingent or otherwise, to make any funds available to Microcell, whether in the form of loans, dividends or otherwise except for their obligation to pay for the services rendered by Microcell, and to reimburse the loans made to them by Microcell, if any, and the interest thereon. Any right of Microcell to receive assets of its subsidiaries upon their liquidation or reorganization will be structurally subordinated to the claims of such subsidiaries’ creditors (including tax authorities, trade creditors and lenders).

Microcell may not be able to attract and retain key personnel and adequately staff its operations, which could impair the execution of its business plan

     Microcell’s successful transition following the implementation of the Plan is dependent in part on its ability to retain and motivate its executive officers and key personnel. There can be no assurance that Microcell will be able to retain or employ qualified management and technical personnel. While Microcell will enter into employment agreements with certain members of its senior management, should any of these persons be unable or unwilling to continue their employment with Microcell, business aspects of

Microcell could be materially and adversely affected. Deterioration of Microcell’s business or loss of a significant number of key personnel could have a material adverse effect on Microcell and may threaten its ability to survive as a going concern.

Any development or growth on Microcell’s part could increase its indebtedness and its expenses

     Microcell expects to experience growth and development under the new business strategy described under the heading “PCS Business Strategy” in item 4. Any future growth of the business would require, among other things, the development and introduction of new products, control of expenses related to the expansion of its telecommunication network and customer base and the management of additional demands on its customer support, sales and marketing, administrative resources and network infrastructure. If Microcell is unable to satisfy these requirements, or if it is otherwise unable to manage growth effectively, Microcell’s operations and financial condition could be materially adversely affected.

If the companies in which Microcell holds a minority interest require additional financing, the value of Microcell’s investment in these companies could be reduced or its ownership interest could be diluted

     Microcell has minority or non-controlling investments in certain entities. Some of these investee companies may require substantial amounts of additional capital, and their ability to obtain that financing will depend, in part, on their ability to access the capital or lending markets, which will be subject not only to the performance of their business and prospects, but to conditions in the capital markets generally. If such capital is not available or is not forthcoming on acceptable terms, the value of Microcell’s investments in those companies could decrease. Further, if such companies were to issue additional equity securities, it is likely that Microcell will not be able to participate in such issuance, which could lead to substantial dilution of the value of its investments.

Microcell is subject to change of control provisions which could limit its ability to enter into transactions which could benefit its shareholders

     Certain provisions of the New Credit Facilities require repayment or give the lenders or holders thereunder the option to require repayment upon certain change of control transactions, could have the effect of delaying or preventing transactions involving a change of control of Microcell and its subsidiaries, including transactions in which shareholders might otherwise receive a substantial premium for their shares over the then current market prices, and may limit the ability of shareholders of Microcell to approve transactions that they may deem to be in their best interest.

     The Articles of Incorporation of Microcell contain provisions to reflect the restrictions referred to under the heading “Corporate Stability Provisions” in item 10 which may have the effect of preventing or making transactions involving a change of control of Microcell more difficult. The Articles of Incorporation of Microcell also contain provisions to reflect the powers of Microcell referred to under the heading “Regulation — Foreign Ownership Restrictions” in item 4 to ensure that Microcell and its subsidiaries remain compliant with the Canadian Ownership and Control Provisions.

     The shareholders’ rights plan of Microcell implemented pursuant to the Plan (the “Rights Plan”), may have a significant anti-takeover effect. The Rights Plan has the potential to significantly dilute the ownership interests of an acquiror of shares of Microcell, and therefore may have the effect of delaying, deterring or preventing a change in control of Microcell.

Microcell may not be able to pay dividends on or redeem its Preferred Shares

     Under the CBCA, Microcell’s governing law, unless a corporation meets certain financial tests it cannot pay dividends on or redeem its capital stock, including its preferred shares issued May 1, 2003. Microcell may not meet such tests as determined under the CBCA unless it generates sufficient earnings and otherwise satisfies the relevant tests, and may be unable to pay dividends on or redeem any of the shares of its share capital, including the dividend bearing series of Preferred Shares, if issued, unless and until such time as the New Board is satisfied it meets such tests.

The market for Microcell’s securities may be more volatile than in the past as a result of the Plan

     With the implementation of the Plan, holders of Microcell’s securities may prefer to liquidate their investment rather than hold such securities on a long-term basis. Accordingly, the market, if any, for Microcell’s securities may be volatile, at least for an initial period, and indeed may be depressed for a period of time immediately following the implementation of the Plan until the market has had time to absorb these sales and to observe the performance of Microcell. In the case of shares in the capital of Microcell, other factors, such as statutory restrictions on transferability and the likelihood that Microcell will not declare dividends other than dividends on the Preferred Shares for the foreseeable future, may further depress the market for such shares.

The Class A Restricted Voting Shares and Class B Non-Voting Shares may be diluted by further issuances

     The issuance of additional shares of Class A Restricted Voting Shares and Class B Non-Voting Shares upon exercise of the Warrants will dilute the holders of equity of Microcell. In addition, issuance of shares of Class A Restricted Voting Shares or Class B

Non-Voting Shares to management and employees of Microcell and its subsidiaries pursuant to the Stock Option Plan and equity issuances under the Stock Purchase Plan and will result in further dilution to holders of equity of Microcell.

ITEM 4 — INFORMATION ABOUT THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Corporate Information

     The Company was incorporated in Canada pursuant to the CBCA on April 28, 2003 under the name 4130910 Canada Inc. and changed its name on May 1, 2003 to Microcell Telecommunications Inc./Microcell Télécommunications Inc. The Company, which is the successor corporation of Old Microcell, was formed as a holding company for Old Microcell pursuant to the Plan. A copy of the Plan is annexed to the Circular filed on Form 6-K on February 20, 2003. Old Microcell was incorporated pursuant to the CBCA on October 16, 1992.

     The Company’s principal place of business is located at 800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada H5A 1K3 and its registered office is located at 1250 René-Lévesque blvd. West, 38th floor, Montreal, Quebec, Canada H3B 4W8. Our telephone number is (514) 937-2121. CT Corporation System, located at 111 Eighth Avenue, New York, NY 10011, (212) 894-8940, acts as our agent for service of process in the United States.

Capital Restructuring

     At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company’s ability to reduce its financing costs and improve its liquidity and operating performance. The Company also announced on that date that it had retained the services of Rothschild Inc. and NM Rothschild & Sons Canada Limited (collectively referred to as “Rothschild”) as financial advisor and formed, in August 2002, a special committee of the Old Board composed of three independent directors (the “Special Committee”) with a view to evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the Special Committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the Special Committee obtained the advice and recommendations of Rothschild. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

     On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the 14% Senior Discount Notes due June 1, 2006 of Microcell (the “2006 Notes”) and the possibility of the non-payment to a supplier under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the supplier on the amount due and settled such amount.

     On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, had agreed on the terms of a recapitalization plan. In this regard, the Company’s secured lenders agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. Microcell also continued to have constructive discussions regarding the plan with the informal ad hoc committee of noteholders (the “AHB Committee”) formed to pursue discussions with the Company regarding its proposed recapitalization.

     On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors’ meeting and the affected unsecured creditors’ meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the protection of the CCAA and filed for and received protection under the CCAA on January 3, 2003 in the form of an initial order granted by the Superior Court of the Province of Québec in the judicial district of Montreal (the “Court”) in respect of the Company and certain of its subsidiaries on January 3, 2003 (the “Initial Order”).

     On February 19, 2003, the Company filed its Circular with the Canadian Securities Commissions, which included the Plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Court issued a sanction order sanctioning the Plan (the “Sanction Order”). The Plan became effective on May 1, 2003.

Disclosure of Confidential Information

     At various times between October 2002 and December 2002, Microcell held discussions with certain members of the AHB Committee and its advisors with respect to the recapitalization of the Company’s capital structure. Such discussions were subject to the terms of confidentiality agreements. Such confidentiality agreements required the Company to disclose to the public that which, in its reasonable judgment, constituted a summary of previously confidential and material non-public information.

     On January 6, 2003, the Company filed on a Form 6-K a material change report to disclose a summary of such previously confidential and material non-public information in accordance with its obligations under such confidentiality agreements.

Capital Expenditures

     Microcell’s PCS network, based on the GSM technology, represents the main capital expenditures for the company and covers approximately 19 million people, or 61% of the Canadian population. Microcell has designed its PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, Microcell has been able to design its PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. Microcell believes that such design permits its PCS network to provide high quality service even at cell edges. In addition, Microcell is using mini- and micro-base stations, off-air repeaters and in building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage.

     In 2001, Microcell upgraded its entire GSM network to offer General Packet Radio Service (“GPRS”) technology, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable “always on” Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

     Microcell invested approximately $125 million, $277 million and $257 million in capital expenditures for the years ended December 31, 2002, 2001 and 2000 respectively. In addition, Microcell invested $130 million and $20 million in 2001 and 2000 respectively for the total acquisition of Inukshuk. The principal value in Inukshuk is represented by the MCS Licenses.

     With effective implementation of its capital restructuring plan on May 1, 2003, Microcell has strengthened its financial position. Now that this process is completed, Microcell’s goal is to re-establish itself as a strong competitor in the Canadian wireless market, providing affordable and innovative PCS services and positioning itself as a preferred access network for the mass market. The Company’s strategic direction is to focus primarily on its core PCS operations within the retail consumer and individual business user market segments.

     With Microcell’s network buildout substantially completed, capital expenditures for 2003 are projected to be between $80 and $90 million. The expenditures will be concentrated on maintenance and capacity improvements to allow for continued service quality, subscriber and usage growth, as well as on enhancement of the PCS coverage and signal strength in markets already being served.

BUSINESS OVERVIEW

     From its inception, the Company has been involved in the design and deployment of wireless communications services. In September 1994, the Company was issued an experimental license from Industry Canada to test PCS technologies operating in the 1900 MHz frequency range. The experimental license was used to deploy a pilot network in Montreal. At the end of 1995, Microcell was awarded the PCS License and began commercial deployment of its PCS network across Canada in 1996. In 2001, the PCS License was renewed for a second five-year term.

     The Company was one of four entities awarded PCS licenses by Industry Canada in 1995. In addition to the PCS License awarded to Microcell, a second national license for 30 MHz of spectrum was awarded at that time to a new PCS operator, Clearnet

PCS Inc. (“Clearnet”), and two national licenses for 10 MHz of PCS spectrum each were awarded to the incumbent cellular operators at that time, Rogers and the former members of Mobility Personacom Canada Ltd. (“Mobility Canada”).

     Since May 1, 2003, the Company has carried on its operations through two principals wholly owned subsidiaries:

•	Solutions which (1) is the holder of the PCS License, owns the PCS network and operates Microcell’s wholesale PCS business and (2) operates Microcell’s retail PCS business under the Fido® brand name, serving both consumer and corporate customers;

•	Inukshuk, a company selected to be awarded MCS Licenses by Industry Canada in the spring of 2000 that cover some 30 million people in Canada; MCS spectrum allows for the deployment and operation of broadband wireless access networks.

PCS Business

PCS Business Strategy

     PCS is a generation of wireless telecommunications services based on advanced, secure, digital technology. Microcell currently offers a range of simply priced, affordable packages of feature-rich PCS, including secure digital voice transmission, prepaid services and enhanced customized value-added data services. Since its inception, Microcell has been pursuing a mass-market strategy to position itself as the customer’s preferred source of access for everyday communications needs.

     Microcell commercially launched its PCS services in the Greater Montreal area in November 1996 under the Fido brand name. The Company currently provides PCS coverage in a number of other census metropolitan areas and other communities and regions in Canada, including: St. John’s, Halifax, Québec City, Trois-Rivières, Sherbrooke, Ottawa-Hull, Oshawa, Toronto, Hamilton, St. Catharines-Niagara, Kitchener, London, Windsor, Winnipeg, Regina, Saskatoon, Edmonton, Calgary, Vancouver and Victoria. In addition, Microcell’s PCS network provides digital network coverage along certain Canadian highway corridors between urban areas and weekend destinations. Microcell estimates that its PCS network covers some 19 million people, or 61% of the Canadian population.

     Microcell is using GSM technology for its PCS network. It believes that GSM has significant advantages over other digital technologies, being a well developed technology. Having operated successfully for approximately twelve years, GSM has achieved substantial market acceptance. It is the most widely deployed digital wireless voice and data technology in the world and is currently used by 464 on-air networks in 168 countries and territories, providing commercial service to more than 763 million customers, including over 16 million GSM customers in North America. Microcell also believes that GSM network equipment prices and GSM handset prices benefit from greater economies of scale than other digital technologies. Microcell also benefits when GSM subscribers from other networks roam onto Microcell’s PCS network. Similarly, Microcell’s customers enjoy the benefits of global roaming on the networks of Microcell’s GSM roaming partners around the world. The Company has operational roaming agreements with almost all of the GSM operators in the United States and with 220 GSM operators worldwide in 116 countries.

     Beyond its PCS network coverage, Microcell provides analog roaming capabilities across the networks of other wireless operators in Canada. This increases the effective wireless coverage area available to its customers to some 94% of the Canadian population. Access to analog cellular coverage requires the use of dual-mode (analog-GSM) handsets.

     Microcell had 1,124,586 customers as at March 31, 2003, consisting of 513,985 Fido postpaid service subscribers and 610,601 Fido prepaid service subscribers.

     In order to strengthen its competitive position in the Canadian wireless industry, the Company underwent a thorough revision of its business plan in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges faced by the Company to acquire and support business accounts. Accordingly, the Company adjusted its strategic direction to focus primarily on core PCS voice operations within the retail consumer and individual business users market segments. In order to position its wireless service as a preferred means of communication for the mass market, the Company designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centered on product features such as flexibility, spending control, simple, convenient and mobile airtime replenishment, postpaid-type rates per-minute pricing and bundled value-added services. This market positioning should enable the Company to acquire its fair share of new subscribers and to maximize its cash flow through focusing on certain higher-growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain short messaging services (“SMS”)-based data services.

     Some key elements of the proposed business strategy of the Company, already or in the process of being implemented, include the following:

(1)	scale back activities not related to the retail consumer and individual business users market segments;

(2)	allocate resources primarily to PCS activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;

(3)	target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as individual/business users/small office/home office business users located in major metropolitan areas using direct-to-consumer distribution channels, including corporate-owned stores, third-party retailers, and a direct sales force;

(4)	offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;

(5)	decrease the emphasis on data by adopting a “fast-follower” approach to reduce the costs and business risks associated with new product and service development;

(6)	leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current levels of ARPU;

(7)	provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;

(8)	focus network improvements primarily on capacity and maintenance, rather than footprint expansion;

(9)	increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served; and

(10)	discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers and consider wholesale proposals.

     Microcell’s goal is to remain a leading provider of affordable and innovative PCS in Canada and to position itself as a preferred access network for the mass market. Key elements of Microcell’s positioning are:

•	Build Awareness of PCS and the Fido Brand Name. Microcell is targeting mass market consumers, individual business users and small — to medium-sized businesses on a segmented basis. Microcell is marketing Fido® as the wireless communications service which provides superior customer value.

•	Offer Superior Products and Services at Affordable Prices. Microcell offers simple packages of affordable, innovative and value- added PCS products and services that meet the everyday personal and business needs of customers. These are made available on a postpaid basis and, for customers seeking an alternative form of payment with added flexibility, on a prepaid basis. Microcell currently offers secure digital voice transmission, two-way e-mail and text messaging, enhanced voice and fax messaging, and a range of call management services. Microcell also offers higher-speed mobile data services based on GPRS technology.

•	Offer Enhanced and Customized Value-Added Services. Microcell believes that it can improve future revenue growth by offering a wide range of enhanced customized value-added voice-related services and data-related services on any existing or future handheld device.

•	Provide Superior Customer Service to Build Loyalty. In order to enhance the level of customer service and to maintain a high level of customer loyalty, Microcell has established its own internal customer service and call center, available seven days a week, to handle customer inquiries concerning activation, services, billing and collections, and network performance. Microcell also offers on-line activation and billing to its customers.

•	Network Enhancements. Microcell has built its PCS network in a cost-effective manner. Microcell’s choice of the GSM standard allows it to benefit from a proven technology that is currently commercially available from multiple equipment vendors. Microcell has concentrated its network build-out in Canada’s densely populated urban areas, popular weekend destinations and certain highway corridors between the urban areas to ensure optimal network coverage for its target market segments. Given that Microcell’s GSM network build-out is substantially completed, future capital spending is expected to be concentrated on ongoing maintenance, increasing capacity to support increasing subscriber usage, as well as on improving signal strength in the markets already served.

•	Wholesale PCS. In order to increase the utilization of its PCS network, Microcell has entered into wholesale service arrangements with non-affiliated companies to use its network to offer bundled wireless services to their customers.

PCS Products and Services

     Postpaid PCS Voice Service. Microcell offers the following monthly price plans for its postpaid PCS service:

a)	Anytime:

	•	200 minutes of airtime for a flat rate of $20; or

	•	400 minutes of airtime for a flat rate of $40; or

	•	700 minutes of airtime for a flat rate of $70; or

	•	1,000 minutes of airtime for a flat rate of $100.

b)	1,000 Plus:

	•	1,000 minutes of airtime during evenings and weekends, 150 weekday minutes of airtime and minute tracker feature, for a flat rate of $30; or

	•	1,000 minutes of airtime during evenings and weekends, 300 weekday minutes of airtime and minute tracker feature for a flat rate of $45; or

	•	1,000 weekday minutes of airtime, 150 minutes of airtime during evenings and weekends and minute tracker feature, for a flat rate of $50.

c)	Bundles:

	•	300 minutes of airtime, 100 text messages, voice messaging and call display features, for a flat rate of $30; or

	•	400 minutes of airtime, 200 minutes of long distance within Canada and to the U.S., 50% discount on the rates for international calls, voice messaging and call display features, for a flat rate of $45; or

	•	1,000 minutes of airtime, unlimited airtime during evenings and weekends, minute tracker, voice messaging and call display features, for a flat rate of $100; or

	•	400 minutes of airtime, 5 Megabytes (“MB”) of mobile internet access, voice messaging and call display, for a flat rate of $45.

     Customers can add to their Anytime or Bundles monthly package (where applicable) the following options (1) unlimited airtime during evenings and weekends for $25 per month; (2) unlimited airtime during weekends for $15 per month; (3) 200 minutes of long distance within Canada and to the U.S. for $15 per month; and (4) a 50% discount on the rates on international calls for $5 per month. Monthly airtime includes call waiting, call forwarding, conference call features, minute tracker feature upon request (unless specifically included). Pay per usage services are also available: text and e-mail messaging at $0.10 per message sent and received, information and entertainment messaging and mobile internet.

     Microcell also offers, from time to time, promotional monthly airtime packages. As of May 31, 2003, the following promotional monthly airtime package was offered:

•	250 minutes of airtime, one free-day of local airtime per week for a flat rate of $25.

     Postpaid PCS voice service is billed on a per second basis.

     Beyond the bundled minutes, additional airtime is charged at the rate of $0.20 per minute for all monthly price plans, except for the Anytime and Bundles 1,000 minutes price plans where additional airtime is charged at a rate of $0.10 per minute. Long distance calls made from Canada to anywhere in Canada and the United States are billed at $0.10 per minute, while overseas rates are priced competitively with those of incumbent wireline telephone and alternative long-distance carriers. Microcell charges a single roaming rate of U.S.$0.20 per minute for its customers roaming in the United States. Microcell regularly bundles its airtime packages with selected service options to deliver superior value to its targeted customer segments.

     Prepaid PCS Voice Service. In 1998, Microcell introduced a prepaid wireless service whereby customers can purchase in advance of their usage airtime vouchers for a fixed validity period. Microcell currently offers various airtime vouchers:

•	$15 with a 15 day validity period and a per minute rate of 15 cents;

•	$20 with a 20 day validity period and a per minute rate of 5 cents during evenings and weekends and 40 cents weekdays;

•	$30 with a 30 day validity period and a per minute rate of 15 cents;

•	$10 with a 30 day validity period and a per minute rate of 30 cents;

•	$40 with a 40 day validity period and a per minute rate of 5 cents during evenings and weekends and 40 cents weekdays; and

•	$25 with a 60 day validity period and a per minute rate of 30 cents.

     All prepaid airtime is usable any time of the day or week, and has been charged on a per-minute basis since September 16, 2002. Prepaid service includes call waiting, call forwarding, standard voice messaging and call display as well as text and e-mail messaging at $0.10 per message sent and received. Information and entertainment messaging are also available on a pay per use basis. The flexible nature of the Company’s prepaid pricing options have been designed to enable the two main prepaid customer target segments, the youth and young adults, to better control their monthly expenditures and benefit from greater perceived value.

     In recognition of the prepaid customer’s need for simple, convenient, and mobile airtime replenishment, the Company introduced a new service in October 2002 called InstantRefill. This is an SMS text message-based payment service that alerts Fido prepaid customers when their account balance is low and allows them to use their wireless handset to purchase additional airtime instantly by a pre-authorized bank account debit or by credit card. Customers can also purchase additional prepaid airtime at any of the Company’s retail points of purchase by credit card directly through the customer service center, or through most Canadian Imperial Bank of Commerce banking machines. Long-distance calls made by prepaid customers are charged at the same rate as for monthly postpaid price plans.

     PCS Data Service. Microcell completed deployment of its GPRS network in 2001. Once fully optimized, according to the Company’s GPRS suppliers, the technology is expected to allow for throughput data rates of up to 115 Kilobytes (“KB”) per second. As a result, Microcell has defined a host of new services and products that enable customers to gain access to wireless data applications. In September 2001, Microcell became the first Canadian wireless provider to provide the next generation of mobile data services based on GPRS wireless technology, and the first to introduce, in conjunction with VoiceStream Wireless Corporation, now known as T-Mobile USA Inc. (“T-Mobile”), data roaming capabilities in the North American market. The Company’s data-capable devices enable mobile access to the Internet, e-mail, and personal information management tools at various speeds. The following data-only GPRS monthly usage plans are currently available: $50 for unlimited usage for twelve months, $25 for 5 MB (each additional MB at $10) and $5 for 500 KB. GPRS-based data services are also available on a pay-per-use basis charged at 3¢ per KB. In addition, Microcell has identified a number of market-specific mobile data applications beyond the basic offering of “always on” Internet connectivity. The focus for business users is e-mail access and personal information management tools, while interactive services such as gaming and instant messaging are projected to be attractive to the consumer market.

     Microcell believes that, as data transmission technologies develop, a number of additional potential uses for such services will emerge.

     GSM Technology Features. Microcell’s choice of GSM digital technology enables Microcell to offer the following services and features:

•	Secure Communications. Sophisticated GSM encryption algorithms that vary with each call provide increased call security to protect users against eavesdropping and significantly reduce the risk of cloning of subscriber information.

•	Call Management. Microcell’s PCS network offers call management services including call display, call waiting, call forwarding, call blocking, caller identification blocking and call conferencing.

•	Enhanced Battery Performance. GSM handsets consume, on average, less power than analog handsets. In contrast to analog handsets, which transmit at a constant rate of power, GSM handsets are able, for example, to determine the distance between a handset and a cell site and vary the wattage of the handset accordingly. This extends the amount of time a battery can be used on GSM networks without having to be recharged. According to manufacturers, some GSM handsets can deliver up to four hours of talk time and six days of standby time without recharging.

•	Enhanced Wireless Data Transmission. Digital networks are capable of simultaneous voice and data communications. Microcell currently offers basic enhanced wireless data transmission services, such as two-way alphanumeric short messaging service, GPRS and fax messaging.

•	Subscriber identification module. Microcell’s GSM handsets hold a Subscriber Identification Module (“SIM”) that contains a microprocessor which protects against fraudulent use by identifying and authenticating each subscriber. The SIM card can also store details of the user’s services subscribed, telephone number, personalized directory and notifications of voice and data messages received. In addition, the SIM card will enable a subscriber roaming on another GSM network and to have access to comparable services. However, certain of these features are not available while customers are roaming on other GSM networks or on an analog cellular network.

•	Ease of Use. Microcell provides easy to use, intuitive, menu-driven handsets from different manufacturers, such as Sony Ericsson Mobile Communications AB (“Sony Ericsson”), Nokia Products Limited (“Nokia”), VTech Telecommunications Canada Ltd. (“Vtech”) and Motorola Canada Limited (“Motorola”), that enable customers to make full use of the features available on GSM. Microcell also provides over-the-air service activation or subscriber profile management by transmitting changes in a subscriber’s feature package of services, including mobile number assignment, directly to the SIM card in the subscriber’s handset.

•	Worldwide Roaming. Microcell’s subscribers are able to roam on to other GSM networks, operating either at the same 1900 MHz frequency, or on a different frequency through the use of a multi-band GSM handset. This roaming capability gives subscribers access to PCS service when traveling around the world. Access to roaming service requires Microcell to enter into roaming agreements with other GSM operators. Microcell has operational roaming agreements in place with almost all of the GSM operators in the United States and with more than 220 GSM operators in 116 countries worldwide.

Subscriber Base

     The chart below provides an annual summary of Microcell’s PCS subscribers and annual subscriber growth since 1997:

Year Ended December 31st	Subscribers		Net Increase		% Increase

1997	65,667		63,637		3,134.8%
1998	282,174		216,507		329.7%
1999	584,487		302,313		107.1%
2000	922,527		338,040		57.8%
2001	1,209,210		286,683		31.1%
2002	1,164,521	(1)	(44,689	)(1)	(3.7%	)(1)

(1)	During the second quarter of 2002, the Company removed 90,000 inactive prepaid customers from its retail customer base. The Company defines inactive prepaid customers as those who have not made or received a call for a period of more than 30 days. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company’s prepaid customer base in the last twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company’s quarterly prepaid operating statistics for average revenue per user and average monthly usage.

Sales and Marketing

     The guiding principle driving Microcell’s marketing strategy is that “Fido simplifies life”. The Company offers an array of leading-edge and affordable wireless services that meet the everyday personal and business needs of its customers. The Fido® brand plays a key role in product positioning, having differentiated itself in the Canadian wireless market by being perceived as savvy and trendy, yet at the same time trustworthy, customer-friendly, and innovative. The Company uses market-wide research to identify its best potential and most profitable, high-growth market segments, and to understand consumers’ needs and preferences in developing and delivering the right products and services in the most cost efficient manner.

     Products and services that are simple and easy to use reduce the need for customer service and optimize customer satisfaction. As a result, the Company enjoys a low cost of customer maintenance and a high level of efficiency in its call center operations. Unlike its Canadian competitors, Microcell does not require long-term contracts. Microcell also provides a 15-day satisfaction guarantee, bills its postpaid airtime by the second, and offers big-minute airtime bundles at affordable per-minute rates that can be used anytime and anywhere Fido PCS service is available.

     Microcell uses a segmented approach in acquiring and servicing customers. This approach is intended to support the growth of Microcell’s core wireless voice business, as well as its entry into the emerging wireless data market. As wireless penetration increases beyond the current penetration rate, the mass-market retail consumer is expected to make up a higher percentage of new net additions. The Company believes that Canada’s urban and suburban markets, where more than two-thirds of the Canadian population lives, are likely to be the most receptive markets for PCS going forward. Given this context, the Company is well positioned with the strength and positioning of its Fido® brand, combined with attractive postpaid and prepaid offers, which have allowed Microcell to achieve strong positions within the youth and young adult market (age 15-24) and the young professionals’ market (age 25-34) — two of the segments with the highest growth potential in Canada.

     In order to make PCS more affordable, Microcell subsidizes the sale of handsets — a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is taking on greater importance as handset life cycles shorten. The Fido handset and device portfolio includes some leading-edge handsets, some launched as exclusive to Fido. The Company’s current handset and device line-up consists mainly of devices from Sony Ericsson, Nokia, Motorola and the Novatel Wireless Merlin GPRS PC Card.

     By establishing preferred business relationships with certain handset suppliers, the Company is able to obtain better pricing and limited-time exclusivity on some of their newest devices. The Company has positioned its postpaid service among high-value customers as a preferred means of communication, providing them with the added benefits of mobility, personalization of service, and Internet connectivity. This is done in part through an attractive handset line-up with high functionality that is fairly priced. The Company has positioned its prepaid service to allow an alternative means of payment with comparable value and services to the postpaid plans, yet with greater control over expenditures. By segmenting Fido service in this manner, the Company expects to better match potential customers to the most appropriate method of payment. This is expected to result in improved customer satisfaction and retention.

     With a relatively lower penetration rate of voice-based wireless service in Canada than in many other markets around the world, for example Europe and the United States, Microcell believes there remains good growth potential for wireless services in Canada, including for wireless data services. Data-services revenue in the wireless market has been slow to materialize due to a lack of consumer-oriented applications and devices. Microcell’s management believes that the penetration rate of data-related services will increase concurrently with the increase in the penetration rate of wireless services in Canada as awareness of data-related services grows with the commercial availability of a larger and wider variety of new and affordable devices.

     Short messaging services, instant messaging services, gaming applications, and the introduction of feature-rich, highly functional and affordable handsets are all projected to increase the level of wireless data-services traffic and usage.

Customer Service

     Microcell recognizes that superior customer service is vital in contributing to the long-term success of its business by helping to establish a loyal base of satisfied customers. Accordingly, Microcell has made customer service and satisfaction essential elements of its operating philosophy. Providing timely and accurate information concerning services, network coverage, billing and customer account information, as well as responding to general inquiries and correspondence, are important elements of a comprehensive customer service program that promotes customer goodwill.

     Microcell maintains a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise. These resources are available to customers seven days a week. Since 2002, Microcell has offered on-line billing services whereby its customers have access to billing information and have the ability to pay their invoices via the Internet. Microcell’s trained staff is located in stores and kiosks to promote its PCS products and services and provide information to customers. Each sales and customer service representative participates in a customized training program.

Distribution Network

     Microcell develops and maintains a distribution network that allows it to exert significant influence over the message delivered to its customers in order to set the right expectations for the customer and to control the cost of acquisition. Microcell has more than 5,500 points of sale at the retail level. These points of sale include corporate-owned stores and kiosks as well as third-party outlets, such as The Telephone Booth, Future Shop, and Wal-Mart. Microcell’s retail distribution network is also comprised of voucher-replenishment-only outlets through more than 3,000 Canadian Imperial Bank of Commerce automated teller machines.

GSM Network

     Microcell’s PCS network, based on the GSM technology, covers approximately 19 million people, or 61% of the Canadian population. Microcell has completed the greater part of its digital PCS network deployment plans and, going forward, will analyze, on a case-by-case basis, the merits of further deployment of the network. Future network deployment plans will focus on enhancing capacity and coverage, as well as improving signal strength in the markets already being served in order to support subscriber growth and current service level parameters.

     Microcell has already deployed its GSM network along certain Canadian highway corridors between urban areas and weekend destinations. However, due to the high cost of PCS network build-out and the lack of necessary scale economies, the Company generally does not build its PCS network in sparsely-populated areas or in low-traffic density areas. Analog cellular networks currently serve many of these areas. Microcell has an analog roaming agreement with the former members of Mobility Canada, whose analog cellular networks are estimated to cover approximately 94% of the Canadian population. This agreement gives Microcell extended coverage to areas outside the PCS network range. Microcell expects that cellular providers will continue to offer analog cellular coverage for the foreseeable future. PCS customers using dual-mode (analog-GSM) handsets do not, however, have access to certain of the features and functions of PCS while operating on an analog cellular network.

     Microcell has designed its PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, Microcell has been able to design its PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. Microcell believes that such design permits its PCS network to provide high quality service even at cell edges. In addition, Microcell is using mini- and micro-base stations, off-air repeaters and in building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage.

     In 2001, Microcell upgraded its entire GSM network to offer GPRS, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable “always on” Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

Suppliers

     Network Equipment Vendors. Microcell and Nortel Networks Corporation (“Nortel”) are parties to the supply and installation contract dated as of December 20, 2001 as amended (the “Nortel Agreement”) entered into for the purchase by Solutions of GSM Products and eligible services from Nortel. The Nortel Agreement, containing no purchasing commitment, generally provides for Microcell’s purchase of hardware, software and services related to its GSM network and expires on December 31, 2004.

     The Company is also a party with Ericsson Canada Inc. (“Ericsson”) to the supply and installation contract (the “Ericsson Agreement”) entered into by Microcell and Ericsson for the purchase by Solutions of PCS products from Ericsson. The Ericsson Agreement, containing no purchasing commitment, generally provides for the Company’s purchase of hardware, software and services related to its PCS network and expires on December 31, 2003. The Ericsson Agreement contains an undertaking by the Company to purchase GPRS systems from Ericsson on an exclusive basis until the earliest of the following events occurs: (1) the purchase by the Company of a total of 100 MB per second of GPRS capacity for its PCS network and (2) June 8, 2004.

     Handset Suppliers. Microcell does not manufacture any of the handsets used in its operations. The high degree of compatibility among different manufacturers’ models of handsets allows Microcell not to be dependent upon any single source of handsets. The handsets used in Microcell’s operations are available for purchase from multiple sources, and Microcell anticipates that such equipment will continue to be available in the foreseeable future. Microcell is purchasing handsets primarily from Nokia, Vtech Telecommunications Canada Ltd., Sony Ericsson and Motorola.

Intellectual Property

     Fido® is a trademark registered by Solutions in Canada with the Registrar of Trademarks. Microcell Solutions®, Microcell Connexions® and Microcell® are trademarks registered by Microcell in Canada with the Registrar of Trademarks. Microcell files applications for registration of the trademarks that it intends to use in its business. Microcell intends to take appropriate measures to protect intellectual property that it develops. Under the Trade-Marks Act (Canada), the registration of a trademark takes effect on the date the certificate of registration is issued and continues to be in effect for a period of 15 years; such registration is renewable.

Broadband Wireless Internet Business

     In August 1999, the Company formed Inukshuk in conjunction with Look Communications (“Look”), a Canadian wireless cable operator and an independent Internet service provider. Inukshuk applied for new spectrum in the 2500 MHz range from Industry Canada to build across Canada a high-speed Internet Protocol-based wireless network, using MCS technology in 13 regional service areas. In the first quarter of 2000, Industry Canada selected Inukshuk to be awarded 12 of the 13 MCS Licenses, with the exception of the province of Saskatchewan, covering a territory in which approximately 30 million Canadians live. On December 21, 2001, Industry Canada confirmed Inukshuk’s licenses for a 10-year term, with a renewal date in March of 2011.

     Microcell and Look initially each owned 50% of the issued and outstanding shares of Inukshuk. On January 29, 2001, Microcell acquired all of the shares of Inukshuk held by Look for an aggregate consideration of $150 million. Inukshuk is now a wholly owned subsidiary of Solutions.

     Inukshuk’s objective is to become Canada’s premier wholesale provider of broadband wireless access. To accomplish this, Inukshuk will offer broadband services across a wireless MCS network infrastructure. In Canada’s north, Inukshuk will work with its regional business partner, Nunanet Worldwide Communications Ltd. Inukshuk’s MCS network will be available on a wholesale basis to third party service providers. Inukshuk also intends to leverage the management and operating expertise, distribution channels, network assets, customer care, back office support and other strengths and assets of the Company.

     In accordance with the learning plan filed with its license applications, Inukshuk will invest the greater of 4% of its adjusted annual gross revenues or two times its license fees for the development of connectivity to outlying areas and feature and media rich learning content. To ensure the successful implementation of its learning plan, Inukshuk has created committees with members of the learning committees across Canada, which will advise Inukshuk on its learning plan implementation and recommend projects to be funded by Inukshuk.

     In Canada, high-speed Internet and other broadband services are currently provided by incumbent telephone companies with DSL technology, cable television operators and some new entrant telecommunications companies. Service is principally available in Canada’s urban markets, approximately 25% of Canadian households received high-speed Internet services in 2002 and the market is projected to continue to grow. Given this context of continued growth, Inukshuk’s MCS is projected to provide an attractive and competitive alternative to cable and DSL networks, as well as to extend broadband access to areas not currently covered by wireline systems.

     The Company had planned to build the MCS networks directly through Inukshuk. However, due to the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any arrangements will be successfully concluded.

Investments Business

     GSM Capital. GSM Capital is a private equity fund dedicated to the development of new PCS products and services related to the GSM standard. Since 1997, Microcell has invested in GSM Capital in the form of subscriptions of units.

     Argo II. Since the first quarter of 2000, Microcell has been participating in a second fund, Argo II, which invests in companies developing products and services that address the requirements of the converging Internet and mobile telecommunications industries. The Company had committed to invest, in the form of a subscription for units, U.S.$10.0 million in Argo II and, as of September 30, 2002, U.S.$5.5 million had been paid. During the third quarter of 2002, the Company was asked to contribute an additional U.S.$0.5 million, as part of its original commitment, payable in September 2002, but which Argo II’s general partner agreed to postpone to April 30, 2003. On May 2, 2003, Argo II’s general partner notified the Company that it intended to extinguish the Company’s interest in Argo II if the U.S.$0.5 million capital contribution was not received by May 13, 2003; the Company did not make its capital contribution by that date and Argo II’s general partner extinguished Microcell’s interest in the partnership as of May 14, 2003.

Competition

     PCS Business. Competition in the wireless communications industry is intense. Competition for subscribers among wireless providers is based principally upon effective branding and marketing, the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity, handset selection and functionality, and price. The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of upgrades of existing wireless networks from analog to digital, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences.

     Today, Microcell’s PCS voice and data services compete principally with the incumbent cellular operators, Rogers, Telus and the Bell Mobility Partners, which offer both cellular and PCS services.

     Microcell was one of four entities awarded PCS licenses by Industry Canada in 1995. In addition to Microcell, a second national license for 30 MHz of spectrum was awarded to Clearnet, another new PCS operator, and two national licenses for 10 MHz of spectrum each were awarded to Canada’s incumbent cellular operators, with one license awarded to Rogers, and the second to the former members of Mobility Canada, including Telus and the Bell Mobility Partners.

     The competitive environment in Canada has changed since 1995. After the restructuring of Mobility Canada in the late 1990s, the members of Mobility Canada were allowed to compete in each others’ incumbent serving territories. Clearnet was acquired by Telus in 2000, and Telus later acquired control of QuébecTel Group Inc. in 2001. Also in 2001, Industry Canada conducted an auction of additional PCS spectrum. Each of Rogers, Telus and the Bell Mobility Partners purchased PCS spectrum in the auction. Following all these events, what has remained is a Canadian wireless industry structure (PCS and cellular) comprised effectively of four national players:

•	Microcell, with its national PCS License;

•	Rogers, with a national 25 MHz cellular license and national PCS licenses;

•	The Bell Mobility Partners, with 25 MHz cellular licenses in their incumbent serving territories (essentially all of Canada, excluding British Columbia, Alberta and Eastern Québec) and PCS licenses nation-wide; and

•	Telus, with nation-wide PCS licenses and 25 MHz cellular licenses in its incumbent serving territories (essentially British Columbia, Alberta and Eastern Québec). Telus also currently operates an analog Specialized Mobile Radio (“SMR”) wireless communications network and an ESMR digital network at 800 MHz.

     In 1996, Rogers entered into a long-term strategic alliance with AT&T Corporation and its then affiliated companies, including AT&T Wireless Services, Inc. The agreement includes the licensing of the AT&T brand for use in connection with the marketing of Rogers’ wireless services. Rogers first launched its digital services using Time Division Multiple Access (“TDMA”) technology. It has since completed an overlay of the TDMA network with GSM technology. Rogers continues to operate an analog cellular network across Canada.

     The Bell Mobility Partners and Telus are using Code Division Multiple Access (the “CDMA”) technologies for their digital cellular and PCS networks. Telus and the Bell Mobility Partners both also continue to operate analog cellular networks in their incumbent serving territories. On October 17, 2001, Telus, Bell Mobility and Aliant Telecom Wireless (a Bell Mobility partner in Atlantic Canada) concluded digital roaming arrangements for CDMA technologies in their respective licensed service areas.

     Microcell believes that its 30 MHz allotment of contiguous PCS spectrum enables it to provide customers with bandwidth-intensive applications, including high-speed data transmission services. Microcell believes that its PCS handsets are competitively priced as compared to digital and dual-mode handsets of comparable size, weight and features. In order to compete effectively with its competitors who subsidize the sale of their analog cellular and digital handsets, Microcell subsidizes the sale of its PCS handsets.

     Additional Competition. New spectrum may be licensed, and new technologies may be developed, which could provide additional competition to the Company. For example, mobile satellite systems, with transmissions from mobile units to satellites, could augment or replace transmissions to land-based stations. Even though such systems are designed primarily to serve remote areas, a mobile satellite system could possibly augment or replace communications within segments of land-based wireless systems.

     In addition, PCS is increasingly seen as competing with local wireline telephone services for voice and data traffic. Wireline substitution, whereby PCS customers use wireless for their principal or only telephony needs, is becoming increasingly common.

     Wireless Internet Business. The ILECs through DSL technology and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada.

Research & Development

     As a condition of its PCS License, Solutions is to invest at least 2% of adjusted gross revenues derived from its 2 GHz PCS operations, on PCS-related research and development averaged over the five years of the current PCS License term, which runs until 2006.

Regulation

     Radiocommunication Act. The use of radio spectrum for Microcell’s PCS and Inukshuk’s MCS network operations is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act and the ownership and operation of cellular, PCS, MCS and other radiocommunication systems in Canada are subject to ongoing oversight of Industry Canada.

     The Radiocommunication Act provides Industry Canada with wide discretion to issue radio licenses for the operations of radio apparatus and spectrum licenses for the use of radio spectrum within a defined geographic area, establish technical standards in relation to radio equipment and plan the allocation and use of radio spectrum taking into account the orderly development and efficient operation of radiocommunications in Canada and the orderly establishment and modification of radio stations. Industry Canada also has the discretion to amend the terms and conditions of licenses to ensure the orderly development and efficient operation of radiocommunications in Canada.

     Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada’s discretion. They may be suspended or revoked for cause, on notice and after giving the license holder a reasonable opportunity to make representations, where the Minister is satisfied the holder has contravened the Act, the regulations or the terms or conditions of its licenses. Revocation is rare and licenses are usually renewed upon expiration. Despite this, there can be no assurance that the PCS License and the MCS Licenses will be renewed upon their expiry.

     Industry Canada has traditionally assigned portions of the radio spectrum on a first-come, first-served basis. However, in instances where the expressed demand for a given allocation of spectrum exceeded the amount available, a comparative selection process was introduced to identify which of the various proposed systems would be authorized, based on relative merit.

     In February 1996, Industry Canada announced the results of a licensing review process. A more streamlined version of the selection process was retained for certain spectrum allocations. At the same time, Industry Canada announced an alternative auction process, to be used in certain instances.

     As part of the PCS licensing policy established by the Minister in 1995, a spectrum aggregation limit, or “spectrum cap” was put in place, restricting to 40 MHz the amount of mobile spectrum any one licensee and its affiliates could hold in a specific geographic area. In 1999, the mobile spectrum cap was raised to 55 MHz and modified in 2003 to allow ESMR spectrum to count for no more than 10 MHz under the spectrum cap.

     PCS License Conditions and Fees. On April 15, 1996, Solutions was informed of the conditions attached to its PCS License, which had an initial term of five years. On March 29, 2001, Industry Canada renewed the PCS License for a second five-year term, commencing on April 1, 2001. The conditions attached to the renewed term of the PCS License remained unchanged from those of the initial term. However, Industry Canada also indicated as part of the PCS License renewal its intention to initiate a review of the cellular and PCS license terms, fees and conditions (see further below). Industry Canada has the power to make amendments to the existing terms and conditions of license and fee structure.

     The existing PCS License conditions require Solutions to:

(1)	substantially meet the deployment plan contained in its initial license application and offer a reasonable level of service in all regions of Canada;

(2)	substantially honor the research and 2% of adjusted gross revenue from its PCS activities on PCS-related research and development, as defined by Revenue Canada, averaged over the course of the PCS License term (“adjusted gross revenue” is defined as total service revenues less inter-carrier payments, bad debts, third party commissions, and provincial and federal taxes collected);

(3)	substantially honour all other commitments made in its detailed application;

(4)	comply with the Canadian Ownership and Control Provisions and notify the Minister of any change that would materially affect its ownership or control in fact, such notice to be given in advance for transactions known to the Company;

(5)	submit annual reports indicating, among other things, continued compliance with the PCS License conditions;

(6)	from the inception of service, provide for and maintain lawful interception capabilities as authorized by law, unless forborne from so doing;

(7)	comply with the transition policy and relocation procedure for the relocation of incumbent microwave stations;

(8)	offer PCS resale throughout its service area to PCS licensees on a non-discriminatory basis;

(9)	comply with the provisions set out in the Interim Sharing Agreement between Industry Canada and the Federal Communications Commission of the United States concerning the use of the 2 GHz frequency range; and

(10)	obtain site specific authority prior to installing or operating any 2 GHz PCS base station.

     Solutions paid annual license fees for the PCS License of approximately $23 million in 2002. Annual PCS license fees are $900/MHz per base station for wide area systems and $9/MHz per base station for limited area systems. The dollar amount of Solutions’ annual license fees will therefore increase proportionately to the rate at which Solutions adds cell-sites to its PCS network.

     On December 21, 2001, Industry Canada launched a public consultation process to review the cellular and PCS licenses conditions, terms and fees, with the release of Canada Gazette Notice DGRB-004-02, “Consultation on a New Fee and Licensing Regime for Cellular and Incumbent Personal Communications Services (PCS) Licensees”. Issues raised for consultation included the following:

•	To extend the cellular and PCS licenses to ten-year terms from the current five, meaning the PCS License term would be extended to 2011 from the current 2006 expiry date;

•	To allow the cellular and PCS licensees to benefit from more liberal spectrum disposition rights, including the ability to transfer in whole or in part the assigned spectrum in both the geographic and spectral (bandwidth) domains, subject to, however, any applicable spectrum caps;

•	To modify the current cellular and PCS license fee regime from one requiring payment on a site by site basis to a “spectrum license”, whereby a licensee pays for total spectrum assigned;

•	That there be no fee distinction between PCS and cellular spectrum; that is, for each assigned MHz, cellular and PCS licensees will be charged the same fee. Based on the transitional figures proposed in the Licensing Review document, 30 MHz of national PCS spectrum, such as Solutions holds today, would attract annual “spectrum license” fees of $45 million in 2011; and

•	To maintain the obligation that analog roaming and resale be offered by cellular licensees to PCS licensees.

     While the changes to the cellular and PCS license conditions and fees proposed in the consultation process have not been adopted, Industry Canada has stated its intention for any revisions eventually adopted following the consultation to be in effect by April of 2004. There can be no assurance, if there are any changes to the PCS License terms, conditions or fee structure eventually introduced, that these will not materially impact Microcell.

     Although revocation is rare and licenses are usually renewed upon their expiration, there can be no assurance that the PCS License will be renewed upon its expiry, nor can there be any assurance that the PCS License term, conditions or fees, following the consultation mentioned above, or established at the end of the PCS License term, will not differ in a way that affects the operations or costs of Solutions in a material way.

     MCS Licenses Conditions and Fees. In March of 2000, following a comparative selection process, Inukshuk was selected by the Minister to be licensed for MCS in twelve license service areas across Canada.

     On December 21, 2001, Inukshuk was issued ten-year MCS Licenses running to March 31, 2011, for the twelve license service areas. The MCS Licenses cover territory that encompasses the provinces of Alberta, British Columbia, Ontario, Québec, Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick and the Nunavut, Yukon and Northwest Territories. The MCS Licenses conditions require Inukshuk, from the date of licensing, to:

(1)	adhere to the rollout plans made in its initial detailed license application, as amended by Inukshuk’s letter to Industry Canada dated December 5, 2001;

(2)	adhere to the learning plan as contained in its detailed application, or as agreed to in writing by the committees made up of representatives of the learning community and Inukshuk;

(3)	comply on an ongoing basis with applicable Canadian ownership and control eligibility criteria (currently as prescribed in the Radiocommunication Act), and provide notice to the Minister in advance, if possible, of any change that would materially affect its ownership or control in fact;

(4)	use the assigned spectrum in accordance with the Canadian Table of Frequency Allocations and Industry Canada’s spectrum policy for MCS;

(5)	ensure that radio apparatus are installed and operated in compliance with Health Canada’s limits of exposure to radio fields;

(6)	mark antenna structures, where applicable, in accordance with recommendations of Transport Canada;

(7)	consult with appropriate land use authorities prior to installation of significant antenna structures, and delaying any installation pending an Industry Canada review to consider whether negotiations are at an impasse;

(8)	comply with the terms and conditions of any approval given by Industry Canada in respect of sites for radio apparatus;

(9)	ensure that radio apparatus are installed and operated in accordance with technical standards specified by Industry Canada;

(10)	comply with existing and future international coordination or notification regulations and procedures;

(11)	comply with the transition policy and relocation procedure for the relocation of incumbent stations;

(12)	comply with requests from Industry Canada for technical details of hub stations;

(13)	obtain Ministerial approval, following full review by Industry Canada, for any application to transfer or assign the licenses, including any disposition of the rights and obligations of the licenses and any change which would have a material effect on the ownership or control in fact of the licensee;

(14)	pay the annual MCS License fees before March 31 for the subsequent year;

(15)	submit annual reports for the first five years following issuance of the licenses indicating, among other things, continued compliance with the license conditions; and

(16)	submit semi-annual interim reports indicating system implementation and learning plan progress for the first two years of the license terms.

     Annual MCS License fees are $1.30/MHz per 1,000 households for each licensed service area. For all twelve MCS Licenses, Inukshuk paid annual license fees of $1,267,734 in 2002.

     In November 2001, Industry Canada announced, consistent with an earlier determination by the Federal Communications Commission of the United States, that Canada would allow both fixed and mobile applications in the MCS spectrum band. Industry Canada plans to initiate a public consultation in the future on licensing considerations arising from this change. There can be no assurance that conditions of the MCS Licenses, including the license fee structure following any follow-up consultation, will not change materially, which could affect Inukshuk’s operations or costs. On April 2, 2003, recognizing extenuating circumstances surrounding the telecommunications environment, Industry Canada extended timelines for Inukshuk’s MCS system development and learning plan to March 31, 2004.

     Telecommunications Act. As a telecommunications common carrier (i.e., a facilities-based telecommunications company) operating in Canada, Solutions is a “Canadian carrier” as defined by the Telecommunication Act and is therefore subject to regulation by the CRTC. Inukshuk is also expected to be a Canadian carrier. The CRTC’s jurisdiction extends to the regulation of rates and the terms and conditions pursuant to which telecommunications services are provided by Canadian carriers, the exchange of telecommunications traffic between carriers, inter-carrier arrangements and ownership of Canadian carriers. The CRTC is also mandated to establish the appropriate rules for entry into new markets and the regulation of competitive telecommunications markets. Powers conferred to the CRTC include the ability to exempt classes of Canadian carriers from the application of the Telecommunications Act and to forbear from exercising certain regulatory powers with respect to certain classes of services if the CRTC is satisfied that exemption or forbearance is consistent with Canadian telecommunications policy objectives, and if the service or class of service is or will be subject to competition sufficient to protect the interest of users. Exemption or forbearance may be subject to conditions. For example, in most of its forbearance decisions, the CRTC has eliminated the request for carriers to file tariffs and inter-carrier agreements for approval but has retained its powers to rule on complaints of undue preference or anti-competitive behavior.

     Under the current rules established by the CRTC, a wireless carrier may carry on business as a Wireless Service Provider, including both facilities-based service providers and resellers (“WSP”) under the regulatory regime established for wireless services, or it may take advantage of the regulatory framework for the local services generally by electing to become a competitive local exchange carrier, being a facilities-based new entrant in the local exchange market (“CLEC”), on an area-by-area basis. Certain obligations and benefits are brought about by becoming a CLEC including “co-carrier” status with the ILECs. It is also possible for a wireless carrier to operate as a WSP in some areas and as a CLEC in others, as Solutions is currently doing.

     Regulatory Framework for Wireless Services. On December 23, 1996, the CRTC issued Decision 96-14 regarding the regulation of WSPs. The CRTC decided, subject to certain conditions, to refrain or forbear from exercising many of its regulatory powers, including its rate-setting powers, with respect to mobile wireless voice services interconnected with other public networks provided and offered by Canadian carriers other than the ILECs. The CRTC considered it necessary to retain the power to impose certain conditions such as confidentiality of customer information and to ensure that providers of such services, including cellular, PCS and ESMR, do not unjustly discriminate against other service providers or subscribers, or confer any undue or unreasonable preference with respect to access to their networks or generally with respect to the provision of the services.

     Regulatory Framework for Local Services. In May 1997, the CRTC issued Telecom Decision 97-8, “Local Competition” (“Decision 97-8”) which set out the initial terms and conditions for competition in the local telecommunication services market. Many of the implementation issues associated with the introduction of local services competition were referred to the CRTC Interconnection Steering Committee (“CISC”), an industry organization formed to assist in developing information, procedures and guidelines as may be required in implementing local competition. The Company participates actively in the CISC. Decision 97-8 establishes a technology neutral comprehensive regulatory framework that addresses key issues necessary to permit competition in the local services market. Decision 97-8 has been modified from time to time by subsequent CRTC decisions and orders. Following is a summary of the major features of Decision 97-8 as it is expected to impact on Microcell’s business.

     In the local services market, the CRTC considers CLECs to be carriers of equal stature with, and not merely customers of, the ILECs. Accordingly, the CRTC mandated that ILECs and CLECs terminate each others’ traffic originating within the same ILEC exchange based on mutual compensation “bill and keep” arrangements. These arrangements do not require the Local Exchange Carrier (“LEC”) originating traffic to compensate another LEC for terminating its local traffic unless there is a substantial traffic imbalance for a significant period of time. In areas in which terminating traffic is at a substantial imbalance, LECs charge each other for the imbalance in traffic termination at cost-justified rate levels approved by the CRTC.

     The CRTC determined that ILECs and CLECs must provide at least one suitably equipped point of interconnection with other telecommunications providers within each ILEC local exchange in which the LEC provides service (certain elements of this determination are currently under review by the CRTC). The point of interconnection is the location where LECs’ respective networks interconnect for the exchange of traffic. The CRTC also directed that LECs should share the cost of this interconnection equally. This is accomplished through the terms of interconnection agreements between CLECs and ILECs or other CLECs. In order to provide service, CLECs require access to or the use of certain discrete and essential elements of the ILECs’ local exchange network, referred to as “unbundled facilities”. The CRTC determined that other facilities of the ILECs’ networks, though not essential, were nevertheless necessary during the early years of competition, and directed the ILECs to make them available to CLECs at cost-based rates as if they were essential.

     The CRTC considers CLECs to be “non-dominant carriers”. As such, they are not subject to the same degree of regulation as ILECs and are not required to file tariffs for their rates for end-customer services. However, the CRTC requires CLECs to assume certain regulatory obligations, including obtaining CRTC approval of interconnection agreements and tariffs for services provided to other carriers (as opposed to end-customers). In addition, CLECs must provide equal access for their end-customers to long distance providers that offer services in the same territory served by the CLEC, and interconnection to all carriers, including long distance carriers, WSPs and other LECs operating in the same territory. This access must be available at terms, conditions, rates and charges no less favorable than those offered by the local ILECs. These requirements, as they apply to wireless CLECs, including Solutions, are currently being reviewed by the CRTC. CLECs are also required to: implement local number portability, which permits an end-customer to move from one LEC to another without changing telephone numbers; provide emergency (9-1-1) service; provide message relay service for the hearing impaired; and satisfy various other regulatory requirements designed to protect customers’ privacy and ensure that customers receive adequate service information.

     Solutions received interim CRTC approval of its CLEC tariffs on September 8, 2000, a condition precedent necessary to achieving CLEC status. Since September of 2001, Solutions has been converting to CLEC status from WSP status across the country, and is now operating as a CRTC-approved CLEC in all of the Company’s principal operating exchanges. On March 7, 2003, the CRTC granted final approval to the terms and conditions of Microcell’s tariffs, and interim approval of the rates therein.

     Contribution Obligations. In November 2000, with Telecom Decision 2000-745, the CRTC announced a reform of the contribution collection mechanism, whereby telecommunications service providers subsidize the cost of local telecommunications service in certain high-cost regions. Previously, contribution was paid on a per long distance minute basis or comparable per interconnection trunk basis. Since January 1, 2001, telecommunications service providers, including WSPs and CLECs, have been required to pay a percentage of their Canadian Telecommunications Service Revenues (“CTSR”), less certain deductions, such as inter-carrier payments, as contribution. In its November 22, 2002, Telecom Decision 2001-71, the CRTC approved on a final basis the 2002 CTSR rate at 1.34%, and also set the interim CTSR rate for 2003 at 1.3%.

     Foreign Ownership Restrictions. Solutions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian Ownership and Control Provisions. The Canadian Ownership and Control Provisions must also be respected by Solutions and Inukshuk to maintain their eligibility to operate as Canadian carriers under the Telecommunications Act and to hold and have renewed the PCS License and MCS Licenses.

     The Canadian Ownership and Control Provisions require Solutions and Inukshuk to be “Canadian-owned and controlled” corporations incorporated or continued under the laws of Canada or a province of Canada. Solutions and Inukshuk are deemed to be “Canadian-owned and controlled” as long as: (1) not less than 80% of the members of their respective boards of directors are individual Canadians; (2) Canadians beneficially own not less than 80% of their respective issued and outstanding voting shares; and (3) they are not otherwise controlled in fact by non-Canadians.

     A “Canadian” is defined to include a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada, various Canadian government agencies, various qualified trusts, mutual insurance companies, and corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians.

     In the case of Microcell, as the ultimate parent corporation of both Solutions and Inukshuk, the Canadian Ownership and Control Provisions require, for Solutions and Inukshuk to be considered eligible thereunder, that not less than 66 2/3% of the issued and outstanding voting shares of Microcell be owned by Canadians, and that Microcell not otherwise be controlled in fact by non-Canadians. A “voting share” for purposes of the Canadian Ownership and Control Provisions means a share or class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes a security that is convertible into such a share at the time that a calculation referred to in that clause is made.

     Microcell may restrict the issue, transfer and ownership of shares, if necessary, to ensure that Microcell remains in conformity with the Canadian Ownership and Control Provisions. For such purposes, in particular but without limitation, Microcell may, in accordance with the provisions of the Canadian Ownership and Control Provisions, to the extent applicable: (1) refuse to accept any subscription for any voting shares; (2) refuse to allow any transfer of voting shares to be recorded in Microcell’s share register; (3) suspend the rights of a holder of voting shares to vote at a meeting of the shareholders of Microcell; and (4) sell, repurchase or redeem any voting shares.

     Microcell’s Articles of Incorporation provide that Microcell may, in connection with the issue, or transfer of ownership, of voting shares in its capital, take any action, or refuse to take any action, as the case may be, to the extent necessary to ensure that any subsidiary of Microcell is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act or to be issued, to hold and to renew radio authorizations or radio licenses under the Radiocommunication Act, if and only to the extent that the business activities of such subsidiary require such eligibility.

     Microcell, Solutions and Inukshuk may not otherwise be controlled by non-Canadians. In other words, non-Canadians cannot exercise control in fact over these companies. The test for determining control has been applied in a negative fashion; that is, reviews have focused on whether non-Canadians have control, not whether Canadians control, the carrier in question. Any one determinant may not necessarily amount to control, but the cumulative effect of several determinants may influence whether de facto control is being exercised by non-Canadians.

     Failure by Microcell to comply with the requirements relating to the Canadian Ownership and Control Provisions may affect the ability of Solutions and Inukshuk to operate as Canadian carriers and to hold and have renewed the PCS License and the MCS Licenses. Microcell believes that it and its subsidiaries currently comply with the Canadian Ownership and Control Provisions.

     In November of 2002, the Minister initiated a review of the Canadian Ownership and Control Provisions. The review, to be conducted by the House of Commons Standing Committee on Industry, Science and Technology (the “Industry Committee”), is meant to determine whether the restrictions on foreign participation in the telecommunications sector set out in the Canadian Ownership and Control Provisions are still appropriate today, or whether changes to those rules, including their possible removal, are needed. The Industry Committee is expected to report back to the Minister by mid-2003, but there is no assurance whether changes will be recommended, or if changes are recommended, that those recommendations will lead to modifications to the Canadian Ownership and Control Provisions.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates, as of May 31, 2003 the intercorporate relationship among the Company and its subsidiaries, and the percentage of voting rights held or controlled by the Company. All these companies were incorporated under the CBCA, except for Telcom Investments Inc., which was incorporated under the laws of the State of Delaware.

PROPERTIES AND EQUIPMENT

     Microcell leases approximately 520,000 square feet of office space in Montreal, which houses staff of Microcell’s principal office, switching office and national network operations center. Microcell also leases 55,100 square feet of space in Toronto, 19,000 square feet of space in Vancouver, 18,300 square feet in Calgary, 4,200 square feet in Québec City, 3,300 square feet of space in Ottawa, 1,200 square feet of space in St. Catharines-Niagara, 1,000 square feet in Kitchener, 700 square feet of space in Edmonton, 800 square feet of space in Victoria, 2,300 square feet of space in Windsor, 4,400 square feet of space in Winnipeg, 6,000 square feet of space in Halifax, 10,600 square feet of space in Mississauga, 2,300 square feet of space in Regina, 10,600 square feet in New Westminster and 200 square feet of space in St. John’s, Newfoundland for business offices and switching offices. In addition, the Company leases approximately 1,850 antenna sites and owns six antenna sites.

     In most instances, the Company owns the assets essential to its operations, including transmitters, microwave systems, antennae, electronic transmission receiving and processing accessories and other network equipment (including switches, radio channels, base station equipment, microwave facilities and PCS equipment). The Company generally leases land and space on buildings for the placement of antenna towers and also leases the premises on which its switches are located, principally under long term leases. The operating systems and software related to these assets are either owned by the Company or are used under license. Substantially all of the Company’s assets are subject to various security interests in favour of its lenders.

     Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on its capital expenditures, earnings or its competitive position in the current or future fiscal years.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Forward-looking statements

     This management’s discussion and analysis contains “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, “consider”, or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

     Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company’s market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio frequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

Basis of presentation

     The following is a discussion of the consolidated financial condition of Microcell and its subsidiaries as of December 31, 2002 and results of operations for the twelve-month period ended December 31, 2002. It should be read in conjunction with the consolidated financial statements of Microcell as of and for the twelve-month period ended December 31, 2002. Such consolidated financial statements, and the notes thereto, have been prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP and have been reconciled with U.S. GAAP in note 20 to the consolidated financial statements as of December 31, 2002.

     As of December 31, 2002, Microcell conducted its wireless communications business through five wholly owned subsidiaries which were: Microcell Capital, Connexions, Microcell Labs, Solutions, and Inukshuk.

     As of December 31, 2002, the Company carried out its operations through three strategic business segments: PCS, Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the PCS License awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996.

     Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any such arrangements will be successfully concluded.

     Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant.

     As the Wireless Internet and Investments operations were not significant starting 2003, the Company has determined that it operates in one segment since January 1, 2003.

     Throughout the following discussion and analysis, the Company uses the term “EBITDA” and “EBITDA margin”. EBITDA is defined as operating income (loss), excluding restructuring charges, impairment of intangible assets, depreciation and amortization. EBITDA margin is defined as EBITDA divided by the total revenues of the Company. The Company also uses the terms ARPU, COA, “net retail subscriber additions”, “churn rate” and “cumulative CAPEX per population covered”. All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA, EBITDA margin, ARPU, COA, “net retail subscriber additions”, “churn rate” and “cumulative CAPEX per population covered” are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

Critical accounting policies and estimates

     The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies and estimates used in the preparation of the Company’s financial statements include the following:

Revenue Recognition

     Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within cost of products and services.

Allowance for Doubtful Accounts

     The Company maintains allowances for doubtful accounts for estimated losses resulting from its inability to collect balances due from its customers. The Company bases its estimates on the aging of its accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different than expected.

Capitalization of costs

     The Company is engaged in the activity of building and deploying network assets and incurs internal costs related to these activities. During construction or deployment of new assets, direct costs, plus a portion of applicable overhead costs, are capitalized.

Capital Assets

     Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network build out, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. The Company reviews the recoverability of capital assets for impairment whenever events or changes in circumstances occur, or at least annually. Recoverability is measured by a comparison of the carrying amount of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets.

Intangible Assets

     The Company has determined that its PCS License and MCS Licenses are intangible assets having indefinite lives under the recent accounting standard “Goodwill and Other Intangible Assets”. The intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Change in Canadian accounting policies

     Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board’s Emerging Issues Task Force (the “Task Force”) issue 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products (“EITF 01-9”). The consensus reached by the Task Force indicates that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2002, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $20,941,000, $19,347,000 and $22,827,000 respectively. The adoption of EITF 01-9 did not have an effect on the Company’s net loss, operating measures or cash flows.

     Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock options granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. No such awards were granted in 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method.

     Effective January 1, 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS License it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS License has a finite life. The impact on the consolidated financial statements has been a reduction of the annual amortization of the PCS License in the amount of $140,000. As disclosed in note 7, an impairment charge was recorded for the MCS Licenses in 2002. The annual licensing fees are charged to expense as incurred.

Reorganization

     At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company’s ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a Special Committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the Special Committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the Special Committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

     On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the 2006 Notes and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

     On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company’s secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

     On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors’ meeting and the affected unsecured creditors’ meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the CCAA protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

     On February 19, 2003, the Company filed its Circular, which included a Plan, setting out the terms of the Company’s proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company’s debt obligations by approximately $1.7 billion.

     The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

     These accompanying consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the Plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company’s balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

Company Overview

     The Company began 2002 by successfully securing an additional $100 million in bank financing from a group of senior lenders, which effectively increased the total amount of senior secured facilities outstanding from $750 million to $800 million. In conjunction with this financing, the Company entered into an equipment supply agreement with an important vendor whereby Connexions agreed to purchase at least $150 million worth of network infrastructure hardware and software over the next three years. This agreement was subsequently amended in December 2002 to eliminate the purchase commitment as part of the Company’s recapitalization efforts described above.

     During the same time, the Company proceeded with the consolidation of its core PCS operations and further adapted its business priorities to increase its customer focus and to respond to competitive market conditions. Improving profitability was at the forefront of these efforts. To achieve this, the Company focused on implementing effective and prudent cost management initiatives and reduced its level of activity and project focusing on its core business. As a result, the workforce was reduced by approximately 350 employees. Furthermore, in-line with new business strategy, the Company reduced spending in its non-PCS business operations such as Inukshuk Internet Inc. and Argo II.

     The objective of the integration of the Company’s network operations, marketing, and customer service activities, accomplished through the above-mentioned PCS reorganization, was to allow the Company to sharply focus and galvanize its resources to better address the needs of Fido customers in terms of capacity, new services and data. A number of developments occurred in 2002 that reflected the Company’s goal to enhance the PCS customer experience and to create a foundation for future growth and profitability.

     In order to maintain and improve its competitiveness, the Company continued to expand and enhance its product and service offering.

     In April 2002, the Company offered the first GPRS card for personal computers (PC) that allows Canadians to access wireless data services across North America.

     In August 2002, the Company introduced a new 15¢-per-minute airtime rate for Fido Prepaid Service. The new airtime vouchers are available in denominations of $15 (valid for 15 days) and $30 (valid for 30 days). The Company also continues to offer vouchers with a longer validity period in denominations of $10 (valid for 30 days) and $25 (valid for 60 days), with airtime being calculated at an effective per-minute rate of 30¢. The flexible nature of the new pricing should enable two main customer segments the Company is targeting for prepaid, the youth and the young adults segments, to better control monthly expenses and benefit from greater value.

     In October 2002, Fido introduced InstantRefill—a mobile wireless, interactive transactional platform for prepaid airtime replenishment. InstantRefill, a SMS text message-based payment service, is a secure and simple mobile commerce application that enables airtime refill from a handset with payment by credit card or pre-authorized bank account debit.

     During 2002, the Company also introduced several new devices, many which were exclusive to Fido. These included the Vtech A700, the Sony Ericsson T200, and the Sony Ericsson T68i. These handsets offer many of the features found only on high-end wireless handsets, such as a vibrating alert, calendar, alarm clock, calculator, scalable text and dynamic menu icons. Several of these handsets combine worldwide roaming capabilities with instant one-touch access to the Internet and personal picture messaging. In particular, the Sony Ericsson T68i, which supports cable-free BluetoothTM connections between devices (thereby allowing users to talk without a wire connection), was also the first wireless handset in Canada with digital camera capability and picture messaging.

     Despite the Company’s efforts to tightly manage its costs, operating cash flow did not grow sufficiently to cover interest charges, debt capital repayment, and to fund on-going network enhancement and capacity improvement. In addition, the economic, capital market and industry-specific conditions that affected the telecommunications operators in Canada had serious repercussions on the Company’s operating results. With a highly leveraged financial position and no clear financing options available, the Company’s share price fell significantly. This resulted in the delisting of the Company’s Class B Non-Voting Shares from the Nasdaq National Market in July 2002. Given this context, during the second half of 2002 as discussed in the Reorganization section, the Company undertook a comprehensive evaluation of possible alternatives, with the assistance of a financial advisor, to reduce its financing costs and improve its liquidity. This process culminated with the Company’s reaching an agreement in principle with its secured lenders and unsecured noteholders subsequent to the end of the year. The proposed recapitalization Plan was approved almost unanimously by the Company’s creditors in the first quarter of 2003, significantly reducing the Company’s debt obligations by approximately $1.7 billion and its annual interest obligations by a range of $160 million to $200 million. On May 1, 2003, the Plan became effective.

Financial Highlights and Selected Statistics

	Years ended December 31

	2002		2001	2000
			$	$
			(Restated)	(Restated)

			(Unaudited)
CONSOLIDATED
(In thousands of Canadian dollars, except for per-share data)
Revenues	591,062		541,490	405,986
EBITDA	91,012		(9,803)	(112,332)
Loss before income taxes	642,396		500,207	383,942
Net loss	570,501		498,485	268,427
Basic and diluted loss per share	$2.37		$4.56	$2.79
Capital expenditures	124,683		277,395	257,191
Total employees, end of period (expressed as full-time equivalent)	2,026		2,377	2,603

PCS

Revenues	591,056		542,510	407,700
EBITDA	95,909		8,167	(105,735)
Capital expenditures	124,738		283,610	263,170
Other data:
Monthly average retail revenue per user
(ARPU)
Postpaid	$59.12		$60.56	$56.69
Prepaid	$18.64	(1)	$20.99	$27.14
Blended	$39.73	(1)	$41.14	$43.55
Cost of acquisition of a retail subscriber	$281		$321	$388
Net retail subscriber additions
Postpaid	(92,636)		169,880	119,770
Prepaid	137,947		116,803	218,270

Total	45,311		286,683	338,040

Churn rate	3.4	%(2)	2.6%	2.2%
Total retail subscribers, end of period
Postpaid	545,062		637,698	467,818
Prepaid	619,459		571,512	454,709

Total	1,164,521		1,209,210	922,527

Total employees, end of period (expressed as full-time equivalent)	2,023		2,302	2,495

(1)	Calculation excludes 50,000 inactive prepaid service customers.

(2)	Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002, following the termination of a customer retention program.

CONSOLIDATED RESULTS

Year ended December 31, 2002, compared with the year ended December 31, 2001

     The Company’s financial results for the periods described herein are not necessarily indicative of its future operating results given the risks and uncertainties associated with the Company’s operations and the Canadian wireless industry in general.

     As of December 31, 2002, the Company offered PCS in twenty-one Census Metropolitan Areas (“CMAs”) in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population.

Reported results (in millions of dollars, except for per-share data)

Years ended December 31,	2002	2001	Variance
	$	$	$
		(Restated)

Revenues	591.1	541.5	49.6
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets and depreciation and amortization)	500.1	551.3	(51.2)

Operating income (loss) before restructuring charges, impairment of intangible assets and depreciation and amortization	91.0	(9.8)	(100.8)
Impairment of intangible assets	223.4	—	223.4
Restructuring charges	7.5	5.2	2.3
Depreciation and amortization	242.4	178.0	64.4

Operating loss	382.3	193.0	189.3
Interest expense and other	221.4	217.7	3.7
Foreign exchange loss (gain)	(1.0)	51.1	(52.1)
Write-down of deferred financing costs and deferred gain and loss of financial instruments	17.0	—	17.0
Gain on financial instruments	(6.6)	—	6.6
Loss in value of investments, marketable securities and other assets	16.1	33.1	(17.0)
Share of net loss in investees	13.2	5.3	7.9
Income tax benefit	(71.9)	(1.7)	70.2

Net loss	570.5	498.5	72.0
Basic and diluted loss per share	2.37	4.56	(2.19)

Quarterly data (in millions of dollars, except for per-share data)

Year ended December 31, 2002	Q1	Q2	Q3	Q4
(Unaudited)	$	$	$	$

Revenues	140.1	145.7	154.5	150.8
Net loss	95.3	199.2	152.3	123.7
Basic and diluted loss per share	0.40	0.82	0.64	0.51

Quarterly data (Restated) (in millions of dollars, except for per-share data)

Year ended December 31, 2001	Q1	Q2	Q3	Q4
(Unaudited)	$	$	$	$

Revenues	119.4	134.1	146.4	141.6
Net loss	172.0	75.2	142.9	108.4
Basic and diluted loss per share	1.67	0.72	1.37	0.88

     Consolidated revenues increased from $541.5 million to $591.1 million, representing a 9% growth over 2001 mainly due to a higher number of revenue-generating postpaid and prepaid subscribers in the active customer base in the PCS business (for more details, see the explanation provided in the Segmented Results section entitled PCS Segment).

     Costs and operating expenses, excluding impairment of intangible assets, restructuring charges, depreciation and amortization, decreased by 9% from $551.3 million in 2001 to $500.1 million in 2002, primarily as a result of lower expenses in the PCS business segment of $39.9 million (including the impact of a favorable clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a $13.8 million cumulative provision previously accounted for), lower expenses in the Wireless Internet business segment of $9.4 million, and lower expenses in the Investments segment of $1.9 million (all after intersegment eliminations). Consequently, the Company posted an operating income before restructuring charges, impairment of intangible assets, depreciation and amortization of $91.0 million for the year ended December 31, 2002, compared with an operating loss before restructuring charges, depreciation and amortization of $9.8 million in 2001. This represents an improvement of $100.8 million year-over-year. For a detailed analysis, see the Segmented Results section.

     For a period of time during 2002, the Company had been pursuing negotiations with potential business partners to secure financing for its MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company wrote down the value of the MCS Licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in 2002. The cost of future income tax related to the MCS Licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS Licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

     The restructuring charges of $7.5 million for 2002 compared with $5.2 million in 2001, related primarily to severance payments made to approximately 350 employees who were laid-off during 2002 compared with approximately 200 employees laid-off in 2001. These measures were taken in order to adjust the Company’s workforce to the requirements of its operating plan and were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

     Depreciation and amortization increased by $64.4 million in 2002. This was mainly due to the write-down of certain of the Company’s capital assets to their net recoverable amounts and to the increase in capital assets as a result of network enhancement since December 2001. Accordingly, the depreciation and amortization for 2002 included write-downs of $31.4 million related to network and application software in the PCS segment and $5.9 million related to the portal in the Wireless Internet segment. As a result, the operating loss for 2002 increased by $189.3 million in 2002.

     The decrease in foreign exchange loss of $52.1 million in 2002 was mainly due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on the Company’s long-term U.S. dollar denominated debt.

     Given the recapitalization process in which the Company was engaged in 2002, it decided to terminate all its hedging agreements (see note 9 to the audited consolidated financial statements for the year ended December 31, 2002). These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due 2009, created a net gain in the amount of $6.6 million for the whole year.

     The Company wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.6 million deferred gain on financial instruments for a net total of $17 million, all which related to the long-term debt in default.

     The decrease of $17.0 million in the loss in value of investments, marketable securities and other assets for 2002 was mainly due to a lower number of investments and marketable securities in the Company’s portfolio during 2002. The $7.9 million increase in the share of net loss in investees for the twelve-month period ended December 31, 2002 was the result of a general decline in market conditions for high-technology companies in 2002, which are the main component of GSM Capital’s portfolio.

     As a result, the Company posted consolidated net losses of $570.5 million for the year ended December 31, 2002 compared with $498.5 million for 2001. Basic and diluted losses per share decreased from $4.56 in 2001 to $2.37 in 2002. This was mainly due to the increase in the weighted-average number of shares following the December 2001 rights issue.

Year ended December 31, 2001, compared with the year ended December 31, 2000

     The Company’s financial and operating statistics for the year ended December 31, 2001, compared with the year ended December 31, 2000, reflect the increase in its activities in the CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs in 2001.

Reported results (in millions of dollars, except for per-share data)

Years ended December 31,	2001	2000	Variance
	$	$	$
	(Restated)	(Restated)

Revenues	541.5	406.0	135.5
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets and depreciation and amortization)	551.3	518.3	33.0

Operating loss before restructuring charges, depreciation and amortization	(9.8)	(112.3)	(102.5)
Restructuring charges	5.2	—	5.2
Depreciation and amortization	178.0	131.3	46.7

Operating loss	193.0	243.6	(50.6)

Interest expense and other	217.7	173.9	43.8
Foreign exchange loss	51.1	24.6	26.5
Net gain on disposal of investments	—	(286.0)	(286.0)
Loss (gain) in value of investments, marketable securities and other assets	33.1	248.3	(215.2)
Share of net loss (income) in investees	5.3	(20.6)	(25.9)
Income tax benefit	(1.7)	(115.5)	(113.8)

Net loss	498.5	268.4	230.1
Basic and diluted loss per share	4.56	2.79	1.77

     Consolidated revenues increased from $406.0 million to $541.5 million, representing a 33% growth over 2000. PCS business accounted for all of this increase, due mainly to a 31% increase in the subscriber base. Costs and operating expenses, excluding restructuring charges, depreciation and amortization, increased by 6% from $518.3 million to $551.3 million as a result of higher expenses in the PCS business segment for $19.7 million, in the Wireless Internet business segment for $13.2 million, and in the Investments segment for $0.1 million (all after intersegment eliminations). As a result, the operating loss before restructuring charges, depreciation and amortization, on a year-over-year basis, decreased by $102.5 million or 91% to $9.8 million in 2001, compared with an operating loss before depreciation and amortization of $112.3 million in 2000. The operating loss, at $193.0 million in 2001, decreased by $50.6 million for the same reasons but it was partially offset by a higher depreciation expense of $46.7 million (due to the increase in capital assets as a result of network expansion since December 31, 2000) and restructuring charges of $5.2 million. The restructuring charges recorded in 2001 relate primarily to severance payments made to a number of employees laid off during the year in order to adjust the Company’s work force to the requirements of its 2002-2003 operating plan.

     The increase in interest expense and other was due to the draw-downs in 2001 on the Senior Secured Revolving Credit Loan and was consistent with the accretion of interest on the Senior Discount Notes due 2006, 2007 and 2009. In addition, lower cash and short-term investments on-hand during the first three quarters of 2001 compared with the same periods in 2000 contributed to a decrease in interest income in 2001. The increase in foreign exchange loss was due to the deterioration of the exchange rate of the Canadian dollar relative to the U.S. dollar.

     The decrease, in 2001, in net gain on disposal of investments is the result of a net gain of $286.0 million realized in 2000 due mainly to the Company’s sale of both its directly and indirectly held investments in Saraide Inc. to InfoSpace Inc. (“InfoSpace”). The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. The share of net loss in investees, which amounted to $5.3 million in 2001 compared with a share of net income of $20.6 million in 2000 is due to the general decline in market conditions of high-technology companies.

     As a result, the Company posted a net loss and a net loss per share in 2001 of $498.5 million and $4.56 respectively, compared with $268.4 million and $2.79 in 2000.

Segmented Results

PCS Segment

Year ended December 31, 2002, compared with the year ended December 31, 2001

     PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company’s PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on GPRS technology.

PCS Selected financial information (In millions of dollars)

Years ended December 31,	2002	2001	Variance
	$	$	$
		(Restated)

Revenues	591.0	542.5	48.5
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	495.1	534.3	(39.2)

PCS Segment operating income	95.9	8.2	87.7

     During 2002, the Company activated 548,079 new gross retail customers, down 11% from 612,883 in 2001. The decline in new gross retail customers was the result of a decrease in postpaid gross activations, particularly in the second half of 2002, reflecting continuing competitive market conditions within the Canadian wireless industry, as well as the Company’s prudent approach toward customer acquisition given its uncertain financial situation and recapitalization process. Accordingly, postpaid subscribers accounted for 45% of the total gross activations in 2002, compared with 51% in 2001.

     As of December 31, 2002, the Company provided wireless service to 1,164,521 retail PCS customers, 545,062 of which were on postpaid and 619,459 on prepaid. This figure included the adjustment described above. As a result of this adjustment, in addition to lower gross activations, higher churn, tighter credit policies, and competitive market conditions there was a 44,689 reduction in the Company’s retail customer base during 2002, compared with the addition of 286,683 new net retail customers in 2001. Excluding the second-quarter adjustment for inactive prepaid customers, the Company added 137,947 new net prepaid additions for full-year 2002, compared with 116,803 in the previous year. However, the Company’s postpaid subscriber base decreased by 92,636 in 2002, compared with an increase of 169,880 in 2001, due primarily to substantially higher involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, a reduction in marketing-related promotions in light of the Company’s financial condition, and a pronounced emphasis on postpaid customer acquisition by the competition.

     In addition, as at December 31, 2002, Microcell provided PCS network access to 20,667 wholesale subscribers, compared with 20,631 at the end of 2001. This result is consistent with the Company’s strategy of discontinuing active solicitation of the wholesale business, while continuing to support its existing third-party service providers.

     The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period), increased to 3.4% for full-year 2002 from 2.6% in the previous year, and was the result of both higher postpaid churn and prepaid churn. Postpaid churn was 3.0% in 2002, compared with 2.0% in 2001, while prepaid churn increased to 3.8% from 3.2% for the same period. The year-over-year increases were due primarily to the negative publicity surrounding the Company and its financial condition, increasingly competitive handset offers, the effects of changes made to the Company’s prepaid pricing structure in August 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, thereby contributing to higher churn among occasional, security-type users as well as continuing high Company-initiated churn to disconnect non-paying customers. The Company generated significant involuntary customer churn due to certain marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. Although this program was terminated during the third quarter of 2002, the churn rate was negatively impacted in the fourth quarter of 2002.

     Although, the Company’s PCS revenues, which consist primarily of subscriber service revenues generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, increased compared to the previous year.

PCS revenues (in millions of dollars)

Years ended December 31,	2002	2001	Variance
	$	$	$
		(Restated)

Services	566.6	509.0	57.6
Equipment sales	24.3	32.4	(8.1)
Revenue – intersegment	0.1	1.1	(1.0)

Revenues	591.0	542.5	48.5

     Service revenues grew by 11% to $566.6 million for the year ended December 31, 2002, from $509.0 million for the previous year. The increase reflects a higher average number of subscribers. This was partially offset by lower blended ARPU and softer wholesale revenues. Equipment sales were $24.3 million for full-year 2002, compared with $32.4 million one year earlier. The decrease in equipment sales was due primarily to fewer gross activations, lower handset prices in the first three quarters of 2002 as a result of promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as to decreased accessory sales. Intersegment revenues represent services provided by the PCS segment to the other segments of the Company and are eliminated upon consolidation, along with the associated expenses.

     Retail-postpaid ARPU was $59.12 for 2002, compared with $60.56 for 2001. The decrease reflects a decline in airtime revenues. This decline resulted mainly from lower billable minutes due to greater in-bucket usage stemming from the high take-up of promotional plans that offered free bundled weeknight and weekend usage, from bundling value-added service options, such as voice mail and caller ID, in the basic monthly service packages, as well as from higher customer satisfaction and retention-related credits. Average monthly postpaid minutes of usage (“MOU”) for 2002 was higher at 361 minutes compared with 319 minutes in 2001 due primarily to greater off-peak usage arising from promotional plans that offered free weeknight and weekend airtime.

     The Company’s retail prepaid ARPU for 2002 decreased to $18.64 from $21.02 in 2001 mainly as a result of lower MOU. The reduction in prepaid MOU stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid MOU for 2002 was 57 minutes compared with 62 minutes for the previous year. On a blended basis, the Company’s combined postpaid and prepaid ARPU decreased to $39.73 in 2002 from $41.14 for 2001. Fido prepaid and postpaid customers sent approximately 42.4 million text messages in 2002 up 91% from 2001.

     The calculation of both prepaid and blended ARPU for 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from the Company’s retail customer base. The Company defines inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company’s prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company’s quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage. The Company intends to review this provision on a yearly basis or as required.

PCS costs and operating expenses (in millions of dollars)

Years ended December 31,	2002	2001	Variance
	$	$	$
		(Restated)

Cost of products and services	283.3	326.7	(43.4)
Selling and marketing	104.8	114.2	(9.4)
General and administrative	105.1	92.2	12.9
Operating expenses – intersegment	1.9	1.2	0.7

Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	495.1	534.3	(39.2)

     In keeping with its focus on cash preservation, the Company carefully managed its costs during 2002. PCS costs and operating expenses (excluding restructuring charges, depreciation and amortization) decreased by $39.2 million when compared to 2001. Expenses for 2002 included a clarification of a provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Normalized for this reduction in expenses, PCS costs and operating expenses for 2002 decreased $25.4 million. The cost of products and services for 2002, at $283.3 million, was composed of $102.1 million for cost of products and $181.2 million for cost of services, compared with cost of products of $143.0 million and cost of services of $183.7 million one year earlier.

     The $40.9 million, or 29%, improvement in cost of products for 2002, was composed of the aforementioned $13.8 million sales tax provision reversal; a reduced volume of handset sales and lower per-unit cost for handsets sold resulting in savings of $22.5 million; lower assembly, packaging and prepaid voucher production costs of $2.5 million; a lower cost of accessory sales of $1.1 million; and reduced shrinkage, obsolescence and devaluation of inventories of $1.0 million.

     Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The $2.5 million year-over-year improvement in cost of services for 2002 resulted from a $14.1 million reduction in contribution charges paid to the CRTC. During the fourth quarter, the CRTC finalized the 2002 contribution rate at 1.3% of eligible revenues, retroactive to January 1, 2002, which compares favorably to the interim rate of 1.4% for 2002 and to the 2001 rate of 4.5%. This cost reduction was offset partially by a $3.5 million increase in customer care expenses, as well as by a $8.1 million increase in network operating costs that can be explained by the receipt of certain non-recurring credits for maintenance costs and license fees in 2001. Adjusted for these non-recurring credits, network operating costs for 2002 were flat, year-over-year.

     Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. In an effort to preserve cash as it continued pursuing its capital restructuring activities, the Company reduced the scale of its holiday marketing campaign and promotions during the fourth quarter of 2002. The Company believes this had a direct impact on its ability to remain competitive during the busiest acquisition period of the year for wireless operators. The improved cost performance also reflects lower salaries and benefits resulting from a reduced sales force, and reduced retail partner compensation attributable to lower overall sales and a higher proportion of prepaid gross activations. Consequently, selling and marketing expenses decreased by $9.4 million, year-over-year, in 2002, despite increased spending on retention initiatives associated with the Company’s customer life cycle program and higher retail partner compensation rates.

     The COA, which consists of handset subsidy and related selling and marketing expenses, improved 12% to $281 per gross addition for full-year 2002, compared with $321 per gross addition for the previous year, despite 11% fewer new gross customer activations. The year-over-year improvement was due to tight control over spending on advertising and promotions, reduced handset subsidies resulting from a lower-cost mix of PCS handsets negotiated by the Company, the higher mix of prepaid versus postpaid gross additions, as well as lower channel compensation costs.

     General and administrative expenses (“G&A”) consist of employee compensation and benefits, and facilities, client services, bad debt and various other expenses. G&A expenses were $105.1 million for 2002, compared to spending of $92.2 million in 2001. The increase was due primarily to higher bad debt expense, which can be attributed to a larger number of lower-credit customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As a percentage of service revenue, however, G&A remained virtually unchanged, year-over-year, reflecting the Company’s ability to control overhead costs and achieve additional operating efficiency.

     Consequently, PCS EBITDA for 2002 increased by $87.7 million to $95.9 million from $8.2 million in 2001. Despite high churn, this result was achieved because of a 10% year-over-year increase in service revenues, as well as an 11% reduction in costs and operating expenses (before depreciation and amortization) attributable to lower contribution fees, lower handset costs and tight control over selling and marketing expenses. EBITDA as a margin of service revenue expanded to 17% for the year ended December 31, 2002 from 2% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies, as well as to the favorable impact from the reversal of a cumulative handset sales tax provision in the second quarter. Excluding the favorable $13.8 million provincial sales tax clarification on handset subsidies, PCS EBITDA for 2002 was $82.1 million.

Year ended December 31, 2001, compared with the year ended December 31, 2000

PCS Selected financial information (In millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$	$
	(Restated)	(Restated)

Revenues	542.5	407.7	134.8
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	534.3	513.4	20.9

PCS Segment operating income (loss)	8.2	(105.7)	(113.9)

     The increase in revenues was the result of increased activities in all CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs since that date. As of December 31, 2001, the Company had 1,209,210 subscribers, representing an increase of 31% in its subscriber base compared with December 31, 2000. Fido postpaid service accounted for 637,698 subscribers and Fido prepaid service accounted for 571,512 subscribers.

PCS revenues (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$	$
	(Restated)	(Restated)

Services	509.0	365.5	143.5
Equipment sales	32.4	40.3	(7.9)
Revenue – intersegment	1.1	1.9	(0.8)

Revenues	542.5	407.7	134.8

     Service revenues increased by 39% on a year-over-year basis to reach $509.0 million. Fido postpaid ARPU increased to $60.56 for the year from $56.69 in 2000. This increase was due mainly to higher value-added service revenues following the addition of the Unlimited Evenings and Weekends option to the range of Fido options as well as higher roaming and PCS License fee revenues.

On the other hand, Fido prepaid service provided an ARPU of $20.99 for the year, compared with $27.14 in 2000. This decrease was due mainly to lower minutes of usage following the success of the migration program, which prompted the migration of high-usage customers from Fido prepaid to Fido postpaid. When combined, Fido postpaid and Fido prepaid services provided a blended ARPU of $41.14 for the year, compared with $43.55 in 2000.

     The monthly churn rate (number of deactivated users divided by the average number of active users in the period), excluding returns during the satisfaction guarantee periods, was 2.6% in 2001 compared with 2.2% in 2000 as a result of higher prepaid churn mainly due to the reduction of the validity period on the $10 prepaid vouchers.

PCS costs and operating expenses (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$	$
	(Restated)	(Restated)

Cost of products and services	326.7	304.5	22.2
Selling and marketing	114.2	118.9	(4.7)
General and administrative	92.2	90.0	2.2
Operating expenses – intersegment	1.2	—	1.2

Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	534.3	513.4	20.9

     The increase in costs and expenses in 2001, as compared with 2000, is directly related to network expansion and to the rapid growth of the subscriber base. However, the retail cost of acquisition per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 17% in 2001, to $321, compared with $388 in 2000. The decrease in the retail cost of acquisition per subscriber is mainly attributable to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale from the Company’s rapid subscriber growth.

     The cost of products and services increased to $326.7 million in 2001, compared with $304.5 million in 2000. This increase is the result of an increase of $6.6 million in equipment costs mainly due to the higher volume of handsets sold partially offset by their lower per-unit cost; an increase of $8.8 million in network operating costs due to higher contribution revenue charges paid to the CRTC partially offset by lower site-related expenses; and, an increase of $6.8 million in customer care and training costs. The increased cost of products and services is consistent with the Company’s network enhancement activities, as well as the expansion of its subscriber base.

     Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Lower selling and marketing costs reflects cost control over advertising and promotion expenses in a highly competitive wireless environment. The number of points of sale increased by 34% to 5,184 as of December 31, 2001, compared with 3,870 as of December 31, 2000.

     The increase of $2.2 million in general and administrative expenses was mainly due to higher subscriber-related expenses and higher capital tax partially offset by lower salaries and benefits. As of December 31, 2001, the number of employees within the PCS business was 2,302 (expressed in full-time equivalent), compared with 2,495 as of December 31, 2000.

Wireless Internet Segment

     Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range.

Year ended December 31, 2002, compared with the year ended December 31, 2001

Selected financial information (in millions of dollars)

Years ended December 31,	2002	2001	Variance
	$	$	$

Revenues	1.9	7.6	(5.7)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	13.5	20.3	(6.8)
Impairment of intangible assets	223.4	—	223.4

Wireless Internet segment operating loss	(235.0)	(12.7)	222.3

     During 2002, the activities in the Wireless Internet Segment were reduced due to the Company’s business plan guidelines to keep the allocation of resources outside the PCS segment to a minimum, unless these operations could be independently financed. Nevertheless, during 2002, Inukshuk continued to conduct trials to test the next generation of broadband wireless technology with certain vendors.

     Revenues for 2002 decreased by $5.7 million, year-over-year, due to the fact that Microcell i5 Inc. (“Microcell i5”) has abandoned its commercial activities in 2002. Revenues of $1.9 million represent management fees charged by the Wireless Internet segment to the PCS segment for the maintenance of the portal used by the PCS segment.

     Costs and operating expenses before impairment of intangible assets, depreciation and amortization decreased to $13.5 million for 2002, compared with $20.3 million for 2001. This decrease reflects the reduction of the activities in this segment.

     For a period of time during 2002, the Company had been pursuing negotiations with potential business partners to secure financing for its MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company wrote down the value of the MCS Licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in 2002.

     As a result, the Company posted a Wireless Internet segment operating loss of $235.0 million for 2002, compared with $12.7 million in 2001.

Year ended December 31, 2001, compared with the year ended December 31, 2000

Selected financial information (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$	$

Revenues	7.6	9.3	(1.7)
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	20.3	6.8	13.5

Wireless Internet segment operating income (loss)	(12.7)	2.5	(15.2)

     In 2001, revenues of $7.6 million decreased by $1.7 million following the deferral of revenues in the amount of $4.6 million following the sale to Solutions of licenses for the use of wireless Internet services developed by Microcell i5. Costs and operating expenses before restructuring charges, depreciation and amortization, increased to $20.3 million in 2001, compared with $6.8 million in 2000. This increase was mainly due to the fact that the Wireless Internet segment, through Microcell i5, was in operation for the full year in 2001 compared to 2000 when it only commenced operations during the year.

Investments Segment

     The Investments segment consists mainly of various wireless or high technology investments or projects that primarily involve Microcell Capital and Microcell Labs.

Year ended December 31, 2002, compared with the year ended December 31, 2001

Selected financial information (In millions of dollars)

Years ended December 31,	2002	2001	Variance
	$	$	$

Revenues	—	0.2	(0.2)
Costs and operating expenses	—	2.8	(2.8)
Loss in value of investments and marketable securities	16.1	32.5	(16.4)
Share of net loss in investees	13.2	5.3	7.9

Investments segment operating loss	29.3	40.4	(11.1)

     The Investments segment operating loss stood at $29.3 million for the year ended December 31, 2002, compared with $40.4 million in 2001. Zero costs and operating expenses for 2002 reflect the Company’s objective to focus on its core PCS business segment with minimal activities in the other segments. Lower loss in value of investments and marketable securities of $16.4 million was mainly due to the lower number of investments and marketable securities in the Company’s portfolio during 2002. Higher share of loss in investees of $7.9 million was a result of a general decline in market conditions for high-technology companies in 2002, which are the main component of the investees’ portfolio.

Year ended December 31, 2001, compared with the year ended December 31, 2000

Selected financial information (In millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$	$

Revenues	0.2	0.2	—
Costs and operating expenses	2.8	3.6	(0.8)
Net gain on disposal of investments	—	286.0	(286.0)
Loss in value of investments and marketable securities	(32.5)	(248.3)	(215.8)
Share of net income (net loss) in investees	(5.3)	20.6	(25.9)

Investments segment operating income (loss)	(40.4)	54.9	(95.3)

     The Company posted an Investment segment operating loss of $40.4 million in 2001 compared with an operating income of $54.9 million in 2000. This variation was due mainly to the decline in market conditions for high-technology companies in 2001, which are the main component of the Company’s portfolio, compared with the effervescence of the market in 2000. In fact, a net gain of $286.0 million was realized in 2000 due mainly to the Company’s sale of both its directly and indirectly held investments in Saraide.com Inc. to InfoSpace. Under the terms of the agreement, InfoSpace merged Saraide with its own wireless services business and created Saraide, Inc., a new subsidiary of InfoSpace. In exchange for its total ownership of Saraide, the Company received 2,281,326 InfoSpace shares and a direct ownership interest of approximately 4.3% in the new company created, Saraide, Inc.

     The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. Also, the weighted-average market value of the 911,767 shares sold in 2001 was guaranteed at U.S.$50.72 under a put and call option agreement entered into by the Company to manage the risk associated with fluctuations in the market value of the underlying shares, which reduced the effect of the loss in value of those shares.

     Finally, the Company recorded in 2001, a share of net loss in its equity investments, which amounted to $5.3 million compared with a share of net income of $20.6 million in 2000 due to the general decline in market conditions of high-technology companies.

LIQUIDITY AND CAPITAL RESOURCES

     The following should be read in conjunction with the Reorganization section discussed above.

     As at December 31, 2002, the Company had cash and cash equivalents and short-term investments and marketable securities in the amount of $110.3 million, compared with cash and cash equivalents and short-term investments and marketable securities of $178.5 million as at December 31, 2001.

     In comparison with December 31, 2001, receivables decreased by $14.2 million mainly due to a lower postpaid subscriber base. Capital assets decreased by $108.4 million due to depreciation expense in the amount of $234.4 million (including write-downs of $37.1 million discussed in the consolidated results section), partially offset by cash investments of $124.7 million primarily for the PCS network. Intangible assets decreased by $223.4 million due to the impairment charge recorded for the MCS Licenses in the second quarter of 2002. Long-term investments decreased by $24.3 million mainly due to the Company’s share of loss in its investees of $13.2 million (due to the general decline in market conditions of high-technology companies which are the main component of the Company’s investees) and the devaluation of certain of the Company’s investment in the amount of $11.8 million. The decrease in deferred charges and other assets of $42.9 million was mainly due to the termination, in 2002, of the cross-currency swap ($25.0 million), the write down of the deferred financing costs ($18.9 million), partially offset by higher deferred financing costs following the closing of the new $100.0 million Tranche F senior secured credit facility in February 2002 ($19.7 million minus amortization of 9.1 million) and the write down of different deferred charges with respect to certain development projects. The increase in accounts payable and accrued liabilities of $26.0 million was mainly attributable to unpaid accrued interest on the Company’s 1996 and 1997 senior discount notes.

     As of December 31, 2002 the Company was not in compliance with certain of its covenants (see note 1 to the audited consolidated financial statements for the year ended December 31, 2002) and as such the long-term debt was in default. In addition, as part of a forbearance agreement entered into on October 31, 2002, the Company and the senior secured lenders mutually agreed to terminate the senior secured revolving credit facility in the amount of $270.8 million. The $136.6 million increase in the long-term debt (current and long-term portion) was due to the new $100.0 million Tranche F senior secured term loan and to accreted interest of

$72.8 million on the senior discount notes, partially offset by an exchange rate improvement of $25.5 million and the repayment of $10.7 million on the senior secured credit facilities.

Reported results (in millions of dollars)

Years ended December 31,	2002	2001	2000
	$	$	$

Cash used in operating activities	(41.0)	(122.3)	(105.7)
Cash used in investing activities	(20.6)	(383.9)	(329.6)
Cash provided by financing activities	69.5	437.7	396.8

     The Company used $41.0 million of cash in operating activities for the year ended December 31, 2002, compared with $122.2 million in 2001, for a decrease of $81.2 million. This favorable variance resulted primarily from a positive EBITDA (excluding the reversal of a non-cash sales tax provision of $13.8 million) of $77.2 million for the twelve-month period ended December 31, 2002, compared with a negative EBITDA of $9.8 million for 2001, and a decrease in cash used in operating assets and liabilities of $82.3 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $85.8 million (mainly due to the interest payable on the senior discount notes due 2006 and 2007) and higher restructuring charges in the amount of $2.3 million. The restructuring charges in 2002 and 2001 related to severance payments made to a number of employees laid off during both years.

     Cash used in investing activities was $20.6 million for the year ended December 31, 2002, compared with $383.9 million during 2001, for a decrease of $363.3 million. This difference was mainly attributable to lower additions to capital assets and deferred charges of $159.8 million, resulting from lower cash investments in the PCS network, which reflected the Company’s continuing focus on cash preservation. It was also due to lower additions to intangible assets of $130.0 million, the amount which was paid by the Company in 2001 as the final installment for the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $40.3 million contributed to the favorable variance. Finally, the decrease in cash used in investing activities can be explained by the proceeds of $32.0 million received mainly from the termination of the Company’s hedging agreements, as well as by a lower cash investment of $1.2 million in Argo II.

     The Company has committed to invest, in the form of a subscription for units, U.S.$10.0 million in Argo II and, as of December 31, 2002, U.S.$5.5 million has been paid. During 2002, the Company was asked to contribute an additional U.S.$0.5 million, as part of its original commitment. The Company asked for a grace period to pay its capital contribution and Argo II’s general partners agreed to postpone the payment until the end of the Company’s recapitalization. This investment has been reduced to its estimated fair value of nil as at December 31, 2002. The Company has not yet decided if it will maintain its commitment for the remaining $4.5 million.

     Cash provided by financing activities for the twelve-month period ended December 31, 2002 was $69.5 million, compared with $437.8 million for 2001, for a decrease of $368.2 million. This decrease was mainly due to the lower amount of cash provided as a result of the issuance of $439.3 million in shares related to the two Company’s equity financing initiatives in 2001 (174,691,777 Class B Non-Voting Shares issued in 2001 compared with nil in 2002), partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility (“Tranche F”). In addition, higher financing costs of $18.2 million with respect to the Tranche F and the repayment of senior secured loans in the amount of $10.7 million contributed to the variance.

ACCOUNTING DEVELOPMENTS

     The Canadian Institute of Chartered Accountants recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standard No. 144.

     In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG-13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s 2004 fiscal year under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis.

RISKS AND UNCERTAINTIES

Cash Flow and Capital Requirements

     The current business plan of the Company does not expect to require additional financing assuming it is implemented without material variances; however, if actual results vary from the business plan and if the assumptions underlying the business plan were to change, additional funds may be required.

     Sources of funding for the Company’s further financing or refinancing requirements may include, in addition to the new credit facilities under the Plan, additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company. Failure to obtain the new credit facilities or such additional financing in this context could result in the delay or modification of the Company’s level of services or in the delay or failure to meet license conditions, which could result in a loss of the PCS License and/or the MCS licenses. Any of these events could impair the Company’s ability to meet its debt service requirements and could have a material adverse effect on its business.

     The new credit facilities contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, the Company’s ability to incur indebtedness, raised private equity, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the new credit facilities require the Company to maintain certain financial ratios, including minimum liquidity level, EBITDA levels, ARPU levels, subscriber and revenue levels and maximum levels of capital expenditures. If the Company fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the new credit facilities could foreclose upon all or substantially all of the assets of the Company and its subsidiaries, which will be pledged to secure the obligations of the borrowers thereunder.

     Since the implementation of the restructuring plan, the total long-term debt of the Company is $350 million (including a current portion of $7.5 million). In addition, the Company has access to $25 million in the form of a revolving credit facility and could incur up to an additional $50 million of indebtedness thereunder.

     The level of the Company’s indebtedness could have consequences, including: (1) the Company’s ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes; (2) the Company’s flexibility in planning for, or reacting to, changes to its business and market conditions; (3) the Company’s ability to compete; and (4) the Company’s vulnerability in the event of a downturn in its business.

Exchange Rate Fluctuations

     As most of the Company’s revenues are expected to be received in Canadian dollars, the Company is exposed to foreign exchange risk on repayments at maturity of the 1996 and 1999 Notes and their potential early redemption, and on Tranches B, E and F of the Senior Secured Term Loans denominated in U.S. dollars.

     In the past, the Company has entered into a hedging arrangement with respect to the 1999 Notes but has terminated this arrangement in the fourth quarter of 2002. Although the Company may enter into other such transactions to hedge the exchange rate risk with respect to any other U.S. dollar-denominated debt and transactions, there can be no assurance that the Company will engage in such transactions or, if the Company decides to engage in any such transaction, that it will be successful and that changes in exchange rates will not have a material adverse effect on the Company’s ability to make payments in respect of its future U.S. dollar-denominated debt. Such transactions may require that the Company provide cash or other collateral to secure its obligations. As of December 31, 2002, borrowings of approximately $1,416 million were in U.S. dollars and unhedged. A $0.01 variation in exchange rates affects the Company’s foreign exchange loss or gain by approximately $9.0 million. Assuming the successful implementation of the Plan, the foreign exchange risk on repayments at maturity of the long-term debt will be reduced as borrowings of approximately $200 million will be in U.S. dollars.

     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, the Company’s reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Interest Rate Fluctuations

     In the past, the Company has entered into hedging arrangements with respect to a portion of the variable-rate debt drawn where floating interest rates were swapped to fixed interest rates or to within a fixed range of variable rates. During the fourth quarter of 2002, the Company terminated all such hedging arrangements. As of December 31, 2002, a one-percentage point change in interest rates could affect the Company’s cash flow by approximately $5.9 million. With the successful implementation of the Plan, the interest rate risk on the debt will be reduced significantly given the debt reduction of approximately $1.7 billion.

Future cash flows; Ability to Service Debt

     The Company may experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. There can be no assurance that the Company will achieve or sustain positive cash flow from operating activities. If the Company cannot achieve positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements or obtain additional capital required to meet all of its cash requirements. In addition, the Company will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Contingency

     On April 10, 2002, ASP Wireless Net Inc. (“ASP”), a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18.5 million, which ASP is claiming from the Company. The Company considers ASP’s claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

FUTURE OUTLOOK

     With effective implementation of its capital restructuring plan on May 1, 2003, Microcell will strengthen its financial position. The plan provides for a comprehensive recapitalization of the Company that significantly reduces its debt obligations by approximately $1.7 billion and its annual interest obligations by a range of $160 to $200 million. Once this process has been completed, Microcell’s goal is to re-establish itself as a strong competitor in the Canadian wireless market, providing affordable and innovative PCS services and positioning itself as a preferred access network for the mass market.

     Despite the industry slowdown experienced in 2002, wireless was the only segment of Canadian telecom that enjoyed solid growth. Wireless revenue growth in Canada for 2002 exceeded 10%, compared to revenue growth in the Canadian telecom market of approximately 3%. The trend is expected to continue for the wireless industry, as the industry players remain focused on profitable subscriber growth over mere market share. Moreover, wireless data remains an important growth opportunity that may provide some additional upside. This, however, will depend not only on availability of devices and consumer-oriented applications, but also, and more importantly, on consumer awareness and usage.

     While most industry analysts agree on the longer-term potential for cellular in Canada, they are cautious about growth for 2003 until there is some evidence of a sustainable resurgence in subscriber growth. Accordingly, the wireless market in Canada is expected to continue growing at a similar rate to 2002. Wireless penetration at the end of 2002 was approximately 38% and is expected to approach 42% by the end of 2003. At these penetration levels, there is still ample room for wireless voice services to grow in Canada, especially given the proliferation of new handsets with high-end features. Microcell believes it is well positioned operationally, financially and strategically to acquire its fair share of new subscribers.

     The Company’s strategic direction is to focus primarily on core PCS operations within the retail consumer and individual business user market segments. In order to position its wireless service as a preferred means of communication for the mass market, the Company has designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centered on product features such as flexibility, spending control, simple, convenient and mobile replenishment, as well as postpaid-type per-minute pricing and bundled value-added services.

     The key elements that will guide Microcell’s business strategy in 2003 and beyond are as follows:

(1)	allocate resources primarily to PCS activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;

(2)	target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as individual/business users/small office/home office business users located in major metropolitan areas, using direct-to-consumer distribution channels, including corporate-owned stores, third-party retailers, and a direct sales force;

(3)	offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;

(4)	adopt a “fast-follower” approach to reduce the costs and business risks associated with new product and service development;

(5)	leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current levels of ARPU;

(6)	provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;

(7)	focus network improvements primarily on capacity and maintenance;

(8)	increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served; and

(9)	discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers and considering wholesale proposals.

     The financial and operating targets established for 2003 reflect the above-mentioned strategic guidelines and incorporate the effects of the Company’s conscious decision to restrict growth as a means to preserve liquidity, while engaged in the capital restructuring process. Accordingly, the Company expects to continue reporting a low number of new gross customer activations and subscriber losses during the first half of 2003. Now that the recapitalization process is finalized, the Company intends to actively resume customer acquisition and to regain market momentum through reestablishing its market presence. Now, the focus will return increasingly to revenue and EBITDA growth. The Company also expects the blended churn rate to improve and to begin returning closer to historical levels, now that the capital reorganization is completed and once the effects from past postpaid acquisition programs and last year’s prepaid price structure modifications begin to subside.

     Due to softer subscriber growth and higher churn in the first half of 2003, compared with the latter half of the year, the Company’s expects that total revenues for 2003 will remain relatively flat to slightly down compared with 2002. As a result, the Company will continue to adjust its cost structure on an ongoing basis to match it with the revenue streams that will be generated. Consequently, EBITDA is expected to remain at roughly the same level as for 2002 on a normalized basis.

     Moreover, due to the substantial reduction in long-term debt stemming from the capital reorganization, the Company’s interest expense will be significantly reduced once the Company begins “fresh start” accounting in May 2003. In addition, the reclassification and write-down of certain assets as a result of the capital reorganization, will result in a reduced depreciation and amortization expense going forward. Given that the Company’s network buildout is substantially completed and that a more cautious outlook for subscriber growth is expected, capital expenditures for 2003 should be lower with spending concentrated on maintenance capacity improvements for subscriber and usage growth, as well as on enhancement of PCS digital coverage and signal strength in markets already being served. As a result, the Company expects to near free cash flow break-even for 2003. Free cash flow is defined as EBITDA less capital expenditures, interest paid, cash taxes and changes in working capital.

     In 2003, Microcell will continue to show financial discipline, while striving for profitable revenue growth and continued operating and capital cost containment. This is expected to result in stable ARPU and COA, as well as a reduced churn rate compared with figures from fourth quarter of 2002, despite relatively flat gross additions. The primary goal for management coming out of the recapitalization is resume subscriber growth while controlling costs to maintain EBITDA levels. The key measures on which management will measure its performance are as follows:

	2003 Target	2002	Change

Gross Additions	540,000 to 570,000	548,000	(8,000) to 22,000
Blended churn rate	3.2% to 3.5%	3.4%	10 bps to 20 bps
Total revenues	$550 to $580 million	$591 million	$(11) to $(41) million
EBITDA(1)	$65 to $75 million	$77 million	$(8) to $(2) million
CAPEX	$80 to $90 million	$125 million	$(35) to $(45) million

(1)	The figure for 2002 excludes a one-time benefit arising from the reversal of a $13.8 million handset subsidy tax provision.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     As a condition of its PCS License, Microcell is to invest at least 2% of its adjusted gross revenues, resulting from 2 GHz PCS operations, on PCS-related research and development averaged over the five years of the current PCS License term, which runs until 2006. During 2002, 2001 and 2000, Microcell spent approximately $4,085,000, $7,033,000 and $7,838,000 respectively on research and developments activities.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

New Board

     The table below sets forth the name, principal occupation and date of the appointment of each actual member of the New Board since the implantation of the Plan on May 1, 2003.

Director of
Name	Principal Occupation	Microcell Since

ANDRÉ BUREAU	Chairman of the New Board of Microcell and of Astral Media Inc.	May 1998
ANDRÉ TREMBLAY	President and Chief Executive Officer of Microcell	May 1995
CHARLES SIROIS	Chairman and President of Telesystem Ltd.	December 1993
JAMES CONTINENZA	President and Chief Executive Officer of Teligent, Inc.	May 2003
CHRISTIAN DUBÉ	Senior Vice-President and Chief Financial Officer of Domtar Inc.	May 2003
GARY GOERTZ	Corporate Director	May 2003
ROBERT LATHAM	President of RFL Consulting	May 2003
PAUL MCFARLANE	Corporate Director	May 2003
BERL NADLER	Partner with Davies Ward Phillips and Vineberg LLP	May 2003
STEVEN D. SCHEIWE	President of Ontract Advisors Inc.	May 2003
LORIE WAISBERG	Corporate Director	May 2003

     Pursuant to the Plan: (1) Mr. André Bureau, Mr. Jim Continenza, Mr. Christian Dubé, Mr. Gary Goertz, Mr. Robert Latham, Mr. Paul McFarlane and Mr. Berl Nadler were nominated by the secured creditors; (2) Mr. Steven D. Scheiwe and Mr. Lorie Waisberg were nominated by the noteholders; and (3) Mr. Charles Sirois was nominated by the Old Board. See “Composition of the Board” below for more details on the nomination of the directors on the New Board.

     The principal occupation of each director during the past five years is as follows:

     André Bureau was appointed a director of Microcell on May 8, 1998. Since May 14, 2003 Mr. Bureau has been Chairman of Microcell. Since December 1997, he has been Chairman of the board of Astral Media Inc., Canada’s largest operator of English and French specialty, pay and pay-per-view television services, Astral also owns 24 radio stations in Quebec and the Atlantic provinces, as well as Astral Affichage, for outdoor advertising, and was President and Chief Executive Officer of Astral Broadcasting Group Inc. from 1993 until October 2001. Mr. Bureau is also counsel at Heenan Blaikie LLP. Before 1989, Mr. Bureau was Chairman of the CRTC.

     André Tremblay has been President and Chief Executive Officer of Microcell since May 1995 and was Chairman of Microcell from August 10, 1999 to March 9, 2000. Mr. Tremblay has been actively involved in the telecommunications industry since 1989. Prior to 1989, Mr. Tremblay was a tax partner and member of the management committee of Raymond, Chabot, Grant, Thornton, a Canadian accounting firm.

     Charles Sirois has been a director of Microcell since December 9, 1993. Mr. Sirois was the Chairman of Microcell until May 1, 2003. Since 1990, Mr. Sirois has been Chairman and President of Telesystem Ltd., an entrepreneurial private equity company of which his is the founder and principal shareholder. Mr. Sirois is also Chairman of Telesystem International Wireless Inc. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc., a leading global provider of broadband services with the most extensive global Internet network. From 1988 to 1990, Mr. Sirois was Chairman and Chief Executive Officer of BCE Mobile Inc. He currently sits on the board of directors of the Canadian Imperial Bank of Commerce and is Chairman and CEO of Enablis Entrepreneurial Network, a non-profit organization sponsored by the G8 DotForce. He was also a member of the G8 dot force, of the National Broadband Task Force and was a founding member of the Washington-based Global Information Infrastructure Commission (GIIC).

     James Continenza has been a director of Microcell since May 1, 2003. Mr. Continenza is Chief Executive Officer and a director of Teligent, Inc. a full service facilities based communications company offering small and medium size business customers local and long-distance telephony, high speed data and internet access services. Prior to September 2002, Mr. Continenza was Chief Operating Officer and a Director of Teligent, Inc. From September 2000 to May 2001, Mr. Continenza served a Senior Vice-President Strategic Operations of Teligent, Inc. Prior to joining Teligent, Inc., Mr. Continenza was President and Chief Executive Officer of Lucent Technologies Product Finance where he worked for eleven years with Lucent and its predecessor AT&T. Mr. Continenza holds a degree in business administration from the University of Wisconsin.

     Christian Dubé has been a director of Microcell since May 1, 2003. Mr. Dubé is Senior Vice-President and Chief Financial Officer of Domtar Inc., the third largest integrated manufacturer and marketer of fine paper in North America. From 1996 to 1998 he was Vice-President Corporate Development of Domtar Inc. Mr. Dubé is a director of Norampac Inc. and of NB Capital Corporation. He has been a Chartered Accountant since 1979 and holds a bachelor’s degree in business administration from Laval University.

     Gary Goertz has been a director of Microcell since May 1, 2003. Mr. Goertz was Executive Vice-President, Finance and Chief Financial Officer of MDS Inc., the largest health and life science company in Canada from September 1999 to February 2003. From March 1994 to August 1999, Mr. Goertz was Executive Vice-President & CFO of Telus Corporation Inc., formerly BCT.Telus Communications Inc. Mr. Goertz is a Chartered Accountant. Mr. Goertz is also a director of MDS Capital Corp. and MDS Proteomics Inc. and is a trustee of Associated Brands Operating Trust.

     Robert Latham has been a director of Microcell since May 1, 2003. Since April 2001, he has been the President of RFL Consulting, a company providing consulting advice to small entrepreneurial companies and other organizations developing and expanding new business. Since December 2002, he has been the Chairman of Objectworld Technologies Ltd. From February 2001 to April 2001 he was Chairman and Chief Executive Officer of Axxent Inc. a telecommunications company in Canada where he also served as President and Chief Executive Officer from September 1999 to February 2001. From January 1998 to September 1999, he was President of ORBCOMM Global L.P. a telecommunications company based in Dulles, Virginia. He also served as Executive Vice-President of ORBCOMM from April 1997 to January 1998. From February 1996 to February 1997, Mr. Latham was Managing Director, Telecom for Bell Canada International Management Ltd., U.K. From April 1996 until November 1996, Mr. Latham was seconded to Mercury Communications Limited in London England, a facilities-based carrier, as the Managing Director, Commercial Service. Mr. Latham spent the previous 28 years with Bell Canada in a wide variety of Sales, Marketing, Operations, Customer Service and Regulatory assignments. During this period, he was the President and CEO of Bell Cellular from August 1986 until August 1991 and responsible for the Signature Service Organization from July 1992 until October 1994.

     Paul McFarlane has been a director of Microcell since May 1, 2003. Since May 1998, Mr. McFarlane has been a director of Brookfield Properties Corporation. He was also Senior Vice-President of the Canadian Imperial Bank of Commerce from February 1994 to December 2002 and prior to 1994, Mr. McFarlane held various positions with the Canadian Imperial Bank of Commerce.

     Berl Nadler has been a director of Microcell since May 1, 2003. Mr. Nadler is a senior corporate law partner of Davies Wards Phillips & Vineberg LLP and a member of the firm’s management committee. Mr. Nadler is a graduate of the Faculty of Law McGill University and the Harvard Law School.

     Steven D. Scheiwe has been a director of Microcell since May 1, 2003. Mr. Scheiwe is currently President of Ontrac Advisors Inc., a consulting firm providing analysis and management services to private equity groups, privately held companies and fund/traders of distressed corporate debt issues. Mr. Scheiwe is also a director of Nucentrix Broadband Communications, Inc. since May 2001; Neff Corporation since May 2001 and Metrocall Holdings, Inc. since October 2002. From April 1999 to May 2001, Mr. Scheiwe was the Chief Executive Officer and a director of Teletrac Inc., a provider of wireless fleet management location and communication services. From January 1996 to April 1999, Mr. Scheiwe was Vice-President, General Counsel and Secretary of Teletrac Inc.

     Lorie Waisberg has been a director of Microcell since May 1, 2003. Mr. Waisberg is also a director of McWatters Mining Inc., Chemtrade Logistics Income Fund and Specialty Foods Group Income Fund. From August 2000 to October 2002, Mr. Waisberg was Executive Vice-President Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior to that, Mr. Waisberg was a partner at the law firm of Goodmans LLP and predecessor firms in Toronto, Ontario, where he had been partner since 1974.

Officers of the Company

     The following table indicates the name of the present officers of Microcell, along with their positions held with Microcell.

Name	Office	Principal Occupation

ALAIN RHÉAUME	President and Chief Operating Officer of Solutions	President and Chief Operating Officer
ANDRÉ TREMBLAY	President and Chief Executive Officer	of Solutions President and Chief Executive Officer of Microcell
DEAN PROCTOR	Vice-President, Regulatory Affairs	Vice-President, Regulatory Affairs of
GAÉTAN JACQUES	Interim Vice-President, Sales, Solutions	Microcell Interim Vice-President, Sales of Solutions
JACQUES LEDUC	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of Microcell
JOCELYN CÔTÉ	Vice-President, Legal Affairs and Assistant Secretary	Vice-President, Legal Affairs and Assistant Secretary of Microcell
MICHEL CORDEAU	Secretary	Lawyer
PIERRE BONIN	Chief Information Officer, Solutions	Chief Information Officer of Solutions
RENÉ BOUSQUET	Interim Vice-President, Marketing, Solutions	Interim Vice-President, Marketing of Solutions
ROBERT FORTIER	Vice-President and Corporate Controller	Vice-President and Corporate Controller of Microcell
CARL DEXTER	Vice-President, Network Services, Solutions	Vice-President, Network Services, of Solutions
BRUNO PÉLOQUIN	Vice-President, Customer Relations and Operations, Solutions	Vice-President, Customer Relations & Operations of Solutions

     The principal occupation of each officer (other than André Tremblay) during the past five years is as follows:

     Alain Rhéaume was appointed President and Chief Operating Officer of Solutions on May 1, 2003. He was President and Chief Executive Officer of Microcell’s PCS division from February 12, 2001 to April 30, 2003. From June 1996 to February 2001, Mr. Rhéaume was Chief Financial Officer and Treasurer of Microcell and from May 1998 to February 2001, he was also Executive Vice-President, Corporate Services. Prior to joining Microcell, Mr. Rhéaume worked for the Government of the Province of Québec at the Ministry of Finance since 1974. Mr. Rhéaume was Deputy Minister of Finance from 1992 to 1996 and prior to that he was Associate Deputy Minister of Finance from November 1988 to October 1992.

     Dean Proctor has been Vice-President of Microcell since February 1996. Prior to joining Microcell, Mr. Proctor practised law in Montreal and Ottawa, focusing on broadcasting and telecommunications matters. He is a Director of the Wireless Communications Association, based in Washington, D.C., and acts as Microcell’s Privacy Ombudsman. Mr. Proctor graduated from the University of Saskatchewan with a Bachelor of Arts degree in 1984 and received bachelor degrees in Common Law and Civil Law from McGill University in 1988. Mr. Proctor is a member of the Bars of Québec and Ontario.

     Gaétan Jacques was appointed Vice-President of Microcell on August 10, 1999. Mr. Jacques is interim Vice-President, Sales of Solutions since June 2003 and was, prior to that, Vice-President, Human Resources of the Company. Before joining Microcell, Mr. Jacques was Director, Human Resources at the Canadian Broadcasting Corporation from 1993-1994 and from 1994-1999, General Manager, Technical Products and Engineering at the CBC. He also has worked for several large corporations, including Stone-Consolidated, where he performed various duties in human resources and quality management. Mr. Jacques holds an MBA and a bachelor’s degree in Industrial Relations.

     Jacques Leduc was appointed Chief Financial Officer and Treasurer of Microcell on February 12, 2001. From May 1999 to February 2001, Mr. Leduc was Vice-President Finance of Microcell. From January 1995 to May 1999, he was Director, Financial Planning of Microcell. Prior to joining Microcell, Mr. Leduc was the Corporate Controller and Officer of a privately owned business in the manufacturing and food industry from 1990 to 1995. Mr. Leduc holds a master’s degree in business administration from HEC Montréal (formerly École des Hautes Études Commerciales (University of Montreal)). He also holds a bachelor’s degree in business administration from the University of Québec in Montreal and was admitted by the Canadian Institute of Chartered Accountants in 1986.

     Jocelyn Côté was appointed Vice-President of Microcell on August 10, 2001 and Assistant Secretary on May 10, 2001. From February 1998 to August 2001, Mr. Côté was Director, Legal Affairs of Microcell. Prior to joining Microcell, he was, from 1997 to 1998, legal counsel at Le Groupe Vidéotron Ltd. and, prior to that, practiced corporate and tax law at the law firm Stikeman Elliott in Montreal. Mr. Côté holds a law degree from Laval University and a master’s degree in Taxation from Sherbrooke University. Mr. Côté is a member of the Bar of Québec.

     Michel Cordeau was appointed Secretary of Microcell on May 8, 1998. Mr. Cordeau was, from February 1996 to August 2001, Vice-President, Legal Affairs of Microcell. From March 1996 to May 1998, he was Assistant-Secretary of Microcell. Mr. Cordeau is also legal counsel for Telesystem Ltd. Mr. Cordeau was a partner of the law firm of Hickson, Martin, Blanchard in Québec City, where he practiced corporate and bankruptcy law from 1980 to 1999. Mr. Cordeau holds a law degree and a master’s degree in Law from Laval University. Mr. Cordeau is a member of the Bar of Québec.

     Pierre Bonin was appointed Chief Information Officer of the Company on December 12, 2000. Prior to joining Microcell, Mr. Bonin worked for Bell Canada from 1987 to 2000 where he held various senior management positions, including Vice-President, Information Technology and Vice-President, Finance and Administration. Mr. Bonin holds an MBA from HEC Montréal (formerly École des Hautes Études Commerciales (University of Montreal)) and other computer sciences degrees.

     Robert Fortier was appointed Vice-President of the Company on August 9, 2002. From January 1995 to August 9, 2002, Mr. Fortier was Director, Corporate Controller of the Company. Mr. Fortier chaired the Taxation Committee of the CWTA from 1997 until 2002. He holds a Bachelor’s degree in Accounting from the Université du Québec à Trois-Rivières and has been a member of the Ordre des comptables agréés du Québec since 1983.

     René Bousquet joined Microcell in March 1996 and held the position of Director with the Financial Planning and Corporate Planning departments before becoming Vice-President, Finance of Solutions in May 2002 and interim Vice-President, Marketing of Solutions in June 2003. Prior to joining Microcell, Mr. Bousquet held a number of management positions in marketing, including Director at Price Waterhouse Coopers. Mr. Bousquet holds a Bachelor’s degree in Business Administration (Marketing and Finance) from the Université de Sherbrooke and a Master’s degree in Business Administration from the same institution.

     Carl Dexter joined Microcell in January 2001 as Vice-President, National Network and Services Operation. Mr. Dexter has 26 years of experience in the telecom industry, mainly at MTT (now Aliant Telecom) in Nova Scotia. The last position he held at MTT was that of Vice-President, Network Operations and Customer Services. Immediately prior to joining Microcell, Mr. Dexter was Vice-President, Operations Support, of the international wireless operating companies of Telesystem International Wireless (TIW).

     Bruno Péloquin joined Microcell in 1997 and is Vice-President, Customer Relations and Operations, Solutions. Prior to joining Microcell, Mr. Péloquin held positions in eastern and western Canada as Regional Director of Sales and Operations with United Parcel Service Canada Ltd. He was also Vice-President, Operations, with Diners Club/enRoute.

COMPENSATION

Remuneration of Directors

     For the fiscal year ended December 31, 2002, directors of the Company who were not officers or employees of the Company or its subsidiaries or of a shareholder for whom they were the designated nominees received $10,000 per year as well as an attendance fee per board or committee meeting. The Chairman of the Old Board received a fee of $240,000 and each Committee Chairman (except for the Special Committee Chairman) received a fee of $2,000 per year. The directors of the New Board receive a yearly fee of $35,000, plus an attendance fee per board or committee meeting. Members of the committees of the New Board receive a fee of $2,000 per year. The Chairman of the New Board receives an annual fee of $150,000. The Chairmans of the Human Resources, Corporate Governance and Audit Committees receive respectively a fee of $2,000, $2,000 and $6,000 per year. The Company has no service contracts with its directors.

Remuneration of Members of Special Committee

     At the time of the establishment of the Special Committee, compensation in respect of the members of the Special Committee was based in part upon attendance at meetings. However, in light of the difficulties of administering such a method of compensation given the frequent communications among the members of the Special Committee, the compensation was amended, with effect from September 1, 2002, to be $10,000 per month, with the Chairman of the Special Committee receiving an additional amount of $40,000 per month. No amounts based upon the number of meetings of the Special Committee are payable in addition to these monthly fees. The mandate of the Special Committee was subsequently expanded to include the powers of the Company’s Human Resources Committee and the term of the Special Committee’s mandate was extended and expired on May 1, 2003. The members of the Special Committee are also entitled to reimbursement of reasonable out of pocket expenses incurred in the course of performing their functions.

Remuneration of Executive Officers

     The table below shows certain compensation information for the respective fiscal years ended December 31, 2002, 2001 and 2000 for Mr. André Tremblay, President and Chief Executive Officer of the Company, and certain other executive officers. This information includes the dollar value of base salaries, bonus awards, long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Award

					Awards		Payouts

					Securities Under
				Other Annual	Options/	Restricted Shares	Long-Term Incentive	All Other
Name and Principal		Salary	Bonus	Compensation	SARs	or Restricted Share	Program Payouts	Compensation(5)
Position	Years	($)	($)	($)(1)	Granted(2)	Units	($)	($)

André Tremblay
President, Chief	2002	514,654	169,950	—	—			405,000
Executive Office	2001	498,077	247,500	—	531,681			—
and Director	2000	398,462	200,000	—	—			—
Alain Rhéaume
President and Chief	2002	374,423	101,250	—	—			271,250
Operating Officer,	2001	344,956	138,200	—	348,443			80,000
Solutions	2000	279,423	127,500	—	—			—
Pierre Bonin(4)	2002	249,770	60,000	—	—			89,000
Chief Information	2001	223,558	82,200	—	160,647			—
Officer, Solutions	2000	—	—	—	—			—
Jacques Paquin(3)
President and Chief	2002	236,596	50,745	—	—			225,000
Operating Officer,	2001	214,615	77,400	—	87,500			—
Inukshuk	2000	194,617	75,500	—	—			—
Jacques Leduc
Chief Financial	2002	219,768	52,800	—	—			157,000
Officer and	2001	206,249	72,700	—	226,058			—
Treasurer	2000	164,519	52,000	—	—			—
Sean Dalton(6)
Vice-President,	2002	209,769	37,800	—	—			70,000
Marketing,	2001	199,904	54,000	—	112,539			—
Solutions	2000	194,617	49,000	—	—			—

(1)	The aggregate value of perquisites and other benefits does not exceed, for each named executive officer, the lesser of $50,000 or 10% of the total salary and bonus.

(2)	Indicates the number of options granted under the stock option plan of Old Microcell (the “Old Stock Option Plan”) during the relevant year.

(3)	Mr. Paquin’s employment with Inukshuk was terminated in December 2002.

(4)	Mr. Bonin began employment with the Company in February 2001.

(5)	All other compensation for 2002 represents payments under the Company’s retention plan for key employees (as described below), except in the case of Mr. Paquin for whom it represents severance payments related to the termination of his employment. In the case of Mr. Rhéaume, the amount for 2001 was paid in respect to his relocation to Montreal. In order to receive payments under the retention plan, each named executive officer was required to remit for cancellation the following number of options granted under the Old Stock Option Plan: André Tremblay — 126,348; Alain Rhéaume — 88,443; Pierre Bonin — 60,647; Jacques Leduc — 53,066; and Sean Dalton — 50,539.

(6)	Mr. Dalton’s employment with Solutions was terminated on June 13, 2003.

Option Grants in last Financial Year

     No stock option grants were made to the directors and the executive officers named above under the Old Stock Option Plan during the financial year ended December 31, 2002.

Aggregate Option Exercises in Last Financial Year and Financial year-End Option Values

     The following table summarizes, for each of the executive officers named above, the number of stock options under the Old Stock Option Plan, if any, exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at December 31, 2002. Value realized upon exercise is the difference between the fair market value of the underlying class B non-voting shares of Old Microcell on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the closing fair market value of the underlying class B non-voting shares of Old Microcell on December 31, 2002, which was $0.10 per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized”, have not been, and may never be, realized. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. The Old Stock Option Plan, and all options issued pursuant thereto, were cancelled on May 1, 2003 pursuant to the Plan.

			Unexercised Options at		Value of Unexercised
			December 31, 2002		"in-the-Money"* Options/SARs
			(#)		at December 31, 2002

	Securities Acquired	Aggregate Value
	on Exercise	Realized(1)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

André Tremblay	—	—	495,500	195,166	—	—
Alain Rhéaume	—	—	274,750	175,250	—	—
Pierre Bonin	—	—	75,000	125,000	—	—
Jacques Paquin	—	—	86,251	—	—	—
Jacques Leduc	—	—	57,888	158,012	—	—
Sean Dalton	—	—	65,500	36,500	—	—

(1)	Aggregate value realized is calculated using the closing price of the class B non-voting shares of Old Microcell on the Toronto Stock Exchange (the “TSX”) on the date of exercise.

(2)	The value of unexercised “in-the-money” options is calculated using the closing price of the class B non-voting shares of Old Microcell on the TSX on December 31, 2002, less the exercisable price of “in-the-money” options.

•	“in-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from Old Microcell.

Pension Plans for Executive Officers

     There is no pension plan implemented by the Company. There is only a deferred profit sharing plan under which the Company makes a defined contribution for the employees. No contribution under such plan was made in 2002.

Employment Agreements

     The Company is a party to employment contracts with Mr. André Tremblay, Mr. Alain Rhéaume and Mr. Jacques Leduc which provide that in the event of termination by the Company without just and sufficient cause, lay-off following a “Major Change” (as defined below) or resignation within 30 days of a “Major Change”, they are entitled to receive an amount equal to two years’ base salary, increased by their target bonus, and to exercise all vested and unvested options to acquire shares of the Company. However, in the event termination by the Company without just and sufficient cause or lay-off following a Major Change occurs after September 30, 2004, Mr. Leduc is entitled to receive an amount equal to one year’s base salary, increased by his target bonus, which is generally consistent with the Company’s employment arrangements with all of its executive officers in such circumstances. Mr. Pierre Bonin is entitled to exercise all vested and unvested options in the case of a layoff or resignation within 30 days following a major change.

     In the context of the review of its capital structure, the Company amended and restated the terms and expanded the scope of its existing retention program for key employees in order to mitigate the risks related to headhunting activities and to maintain in its employment the employees necessary for the successful completion of the recapitalization of the Company. Amounts payable by the Company thereunder are equal to the annual compensation of each employee and are payable in installments until August 2003, to the extent the employee continues to be employed at the date of each payment. In addition, upon the occurrence of a Major Change in respect of the Company, the retention program provides that all unpaid retention payments become immediately due and payable. Finally, except if a Major Change has occurred, should the Company terminate without just cause the employment of a key employee covered by the retention program before August 1, 2003, all unpaid retention payments become immediately due and payable.

     For the purposes of the above, a “Major Change” means: (1) the amalgamation of the Company with another company if as a result thereof the shareholders of the Company as of September 1, 2002 own less than 50% of the voting shares of the Company resulting from such amalgamation; (2) a take over bid (as construed in Canadian securities legislation) for all the shares of the Company, if as a result thereof the shareholders of the Company as of September 1, 2002 own less than 50% of the voting shares thereof; (3) the sale of all or substantially all of the property and assets of the Company to a person other than an affiliate of the

Company or Telesystem Ltd. (or any successor thereof); or (4) any other transaction resulting in the acquisition of more than 50% of the voting shares of the Company by a person other than Telesystem Ltd. (or any successor thereof) or an affiliate thereof.

Executive Compensation Policy

     A total compensation policy was introduced in 1994 to recognize and reward individual contributions to the short-term and long-term success of the Company and also ensure that the Company offers competitive compensation. This compensation policy was reviewed in 2002 and certain adjustments were made to ensure that it remained competitive with the industry.

     According to this policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Company aims to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the upper quartile upon the achievement of superior results. Incentive compensation is awarded through plans and criteria approved by the Human Resources Committee.

     The benefits consist of standard deferred profit sharing plan and insurance coverage arrangements and allowance for certain expenses.

Short-Term Incentive Compensation

     The short-term incentive compensation offers bonuses tied to the Company’s financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

     In the case of the named executive officers, incentive bonuses range from 30% to 90% of base salary when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when the objectives are not met, the incentive bonuses are lower, or they may not be paid at all under certain circumstances.

     The Human Resources Committee reviewed and recommended to the Old Board the approval of the 2002 bonuses on the basis that management’s performance did not entirely meet the set of objectives presented to the Old Board at the beginning of the year.

Long-Term Executive Compensation

     The long-term incentive component is made up of the stock option plan of the Company.

Old Stock Option Plan

     Introduced in 1994 and revised from time to time, the Old Stock Option Plan was designed to motivate employees to share interest with the Old Microcell’s shareholders over the long-term and provides salary-linked stock option grants. It is of limited duration and was subject to Human Resources Committee review to ensure maintenance of its market competitiveness. With the approval of the Plan on May 1, 2003, the Old Stock Option Plan, and all outstanding options issued pursuant thereto, were cancelled.

     The Old Stock Option Plan provided for the issuance of options to employees of Old Microcell to purchase Class B Non-Voting shares of Old Microcell. Each participant in the Old Stock Option Plan was entitled to receive one grant of options per year, except for certain classes of participants who may only receive one grant of options per 3-year period. The number of options was based on the grant amount value for a class of employees multiplied by a factor of between 0 and 1.5 depending on the individual contribution of the employee and divided by the reference price fixed by the Old Board on or around July 1 of each year. The first year began on July 1, 2001 and the reference price was set at $35.00. During 2001, the class of employees eligible to be participants in the Old Stock Option Plan was extended to almost all employees as a result of the overall review of the compensation policy.

     Pursuant to the Old Stock Option Plan, options for no more than 19,000,000 Class B Non-Voting shares may be granted. The exercise price of the options was determined by the Old Board at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Class B Non-Voting shares are listed and with all relevant securities legislation.

     Options granted pursuant to the Old Stock Option Plan were exercisable as to 25% of the options on the first, second, third and fourth anniversaries of the date of the grant. Options were exercisable for a period of seven years from the date on which they are initially granted.

     Any option granted pursuant to the Old Stock Option Plan was lapsed 30 days after the date on which the holder thereof ceases to be an officer, director or employee of Old Microcell or of one of its subsidiaries. In the event of death, any option held by the optionee lapsed 180 days after the date of such death.

New Stock Option Plan

     With the approval of the Plan on May 1, 2003, a new stock option plan of Microcell (the “New Stock Option Plan”) has been implemented. No further approval or ratification by shareholders will be sought or required in connection therewith.

     The purpose of the New Stock Option Plan is to provide an opportunity, through options, for the officers and employees of the Company and its subsidiaries to purchase Class A Restricted Voting Shares (in the case of a Canadian) or Class B Non-Voting Shares (in the case of a non-Canadian) upon exercise of options granted pursuant to the New Stock Option Plan and thereby participate in the future growth and development of the Company.

     The New Board, if the New Board so resolves, a committee thereof, will administer the New Stock Option Plan including the allocation thereof.

     Under the New Stock Option Plan, the Company has reserved for issuance Class A Restricted Voting Shares and Class B Non-Voting Shares, representing, together with such shares reserved for issuance in connection with the New Stock Purchase Plan, in the aggregate 10% of the aggregate number of Class A Restricted Voting Shares and Class B Non-Voting Shares outstanding immediately after implementation of the Plan (assuming conversion of all First Preferred Shares and Second Preferred Shares). Options granted under the New Stock Option Plan will have the terms and conditions, including exercise prices, vesting and expiration, as will be established by the New Board, from time to time, provided that the pricing of options will be in accordance with the requirements of the TSX and will not be less than the market prices for the Class A Restricted Voting Shares and Class B Non-Voting Shares at the time of the grant of options.

Compensation Plan Control and Review

     The Human Resources Committee is responsible for ensuring that executive compensation conforms to the Company’s total compensation policy.

Indebtedness of Directors and Officers

     As at May 1, 2003, the Company or its subsidiaries had not made any loan to officers, directors, employees and former officers, directors and employees of the Company and its subsidiaries.

Directors and Officers’ Liability Insurance

     Pursuant to its By-laws, the Company may indemnify a director or officer in any legal proceeding if such person acted honestly and in good faith, and had reasonable grounds to believe that such person’s conduct was lawful.

     The Company maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, of U.S.$390,538 in 2002, was paid by the Company. The aggregate limit of liability in respect of any and all claims is U.S.$31 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Company has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Company, subject to a deductible of U.S.$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

BOARD PRACTICES

Role and Responsibilities of the Board

     The board is responsible for orientation and follow-up of the achievement of business objectives and of the activities of the Company. The board is responsible for approving and ensuring that the mission, the vision and the strategy adopted by the Company is respected in the pursuit of its business objectives. The board holds regular meetings on a quarterly basis as well as additional meetings to consider particular issues or conduct specific reviews whenever deemed appropriate. The board approves the Company’s ethical values and ensures that the major business risks of the Company are identified and measured and that a proper management process is implemented.

     Before the start of every fiscal year, the board receives and approves an annual budget submitted by the President and Chief Executive Officer.

     The board monitors and evaluates the performance of the President and Chief Executive Officer and of senior management. Finally, the board reviews those matters requiring the board’s approval pursuant to the law or the Company’s articles and by-laws. All important decisions of the Company and of its wholly owned subsidiaries are subject to approval by the board.

Composition of the Board

Old Board

     According to the articles of Old Microcell, the Old Board consisted of a minimum of nine and a maximum of 15 directors. At every annual meeting held before the effective date of the Plan on May 1, 2003, management proposed to nominate individuals for election as directors of Old Microcell to hold office until the next annual meeting or until the office was otherwise vacated in accordance with the by-laws.

     Before the effective date of the Plan on May 1, 2003, the Old Board was comprised of 13 directors. 11 of the 13 actual Directors were “unrelated directors” defined in the TSX Guidelines (as defined below) as directors who are independent of management and free from any interest and any business or other relationship which would, or could reasonably, be perceived to materially interfere with the director’s ability to act in view of Old Microcell’s best interest. Old Microcell had one significant shareholder, Telesystem Ltd. The composition of the Old Board had been structured in a manner that allowed the significant shareholder to designate only six nominees and, as a result, seven of the 13 actual directors did not have interests in or relationships with Old Microcell or the significant shareholder.

New Board

     The New Board has been designated by the Court as part of the Sanction Order and the directors of the New Board were appointed on May 1, 2003, the effective date of the Plan. The New Board has been fixed at 11 directors initially, one of which is the chief executive officer of the Company from time to time. A majority of members of the New Board must be Canadians.

     The initial members of the New Board were nominated as follows:

(a)	seven appointees were selected by the secured creditors as holders of the First Preferred Voting Shares;

(b)	two appointees were selected by the AHB Committee; and

(c)	one appointee was selected by the Old Board. On January 27, 2003 the Old Board selected Mr. Charles Sirois as its appointee.

     The initial Chairman of the New Board, Mr. André Bureau, has been selected by the members of the New Board appointed by the secured creditors as holders of First Preferred Voting Shares.

     As redemptions or conversions of First Preferred Shares (or First Units) will occur over time, the number of directors nominated and elected to the New Board by holders of First Preferred Voting Shares (or First Units comprised of First Preferred Voting 2 Shares) will be reduced according to the number of First Preferred Shares (or First Units) outstanding relative to the aggregate number originally issued, as follows:

% FIRST PREFERRED SHARES (OR FIRST UNIT) REMAINING
OUTSTANDING	NO. OF DIRECTORS

70% or more	7
50% to 69.99%	6
30% to 49.99%	3
10% to 29.99%	2
Less than 10%	0

     If holders of the First Preferred Shares (or First Units) lose the entitlement to nominate and elect one or more director(s) of the New Board in accordance with the foregoing, holders of the Class A Restricted Voting Shares shall correspondingly acquire the entitlement to elect additional director(s) such that the number of directors shall always equal eleven (until changed in accordance with the CBCA).

     Pursuant to the Company’s Articles, the New Board has been divided into two groups: a first group (“Group A”) to consist of six directors appointed to hold office for a stated term expiring at the close of the third annual meeting of shareholders following May 1, 2003 and a second group (“Group B”) to consist of five directors appointed to hold office for a stated term expiring at the close of the second annual meeting of shareholders following May 1, 2003. At the end of their respective initial terms of office, elections of directors shall be for terms of two years each. The table below identifies, in respect of each individual listed therein, whether such individual is part of Group A or Group B.

Name	Group

André Bureau	A
Jim Continenza	B
Christian Dubé	B
Gary Goertz	B
Bob Latham	B
Berl Nadler	B
Paul McFarlane	B
Steven D. Scheiwe	A
Charles Sirois	A
André Tremblay	A
Lorie Waisberg	A

Human Resources Committee

     As at December 31, 2002, the Human Resources Committee of the Old Board was composed of the following individuals: Mr. Martin Fafard, Mr. André Bureau and Mr. Bernard Lamarre. None were officers, employees or former officers of the Company or of its subsidiaries. On June 12, 2003, the Human Resources Committee of the New Board was formed and is now composed of Mr. Charles Sirois, Mr. Lorie Waisberg, Mr. Gary Goertz, Mr. Jim Continenza and Mr. André Bureau.

     The Human Resources Committee is a committee of the board of directors of the Company. It is mandated to review and make recommendations to the board in connection with the appointment and remuneration of senior officers of the Company and of its subsidiaries, including the Chief Executive Officer. In addition, the Human Resources Committee determines the options to be granted under the Stock Option Plan in accordance with the rules adopted by the board. The Company’s relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

Audit Committee

     As at December 31, 2002, the Audit Committee was composed of four individuals namely Mr. Daniel Cyr, Mr. Pierre Laurin, Mr. Noël Bambrough and Mr. Graham W. Savage. The Audit Committee oversees the Company’s financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements of the Company with Management and with the Auditors. On June 12, 2003, the Audit Committee of the New Board was formed and is now composed of Mr. Paul McFarlane, Mr. Christian Dubé, Mr. Charles Sirois, Mr. Steven D. Scheiwe and Mr. André Bureau.

     The Audit Committee reviewed with the Auditors their judgements as to the quality of the Company’s accounting principles and such other matters as are required to be discussed under generally accepted auditing standards. In addition, the Audit Committee has discussed with the Independent Auditors their independence from Management and the Company, including the matters in the written disclosures required by the independence standards board. The Audit Committee discussed with the Company’s internal and independent Auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent Auditors, with and without Management presence, to discuss the result of their examinations, their evaluations of the Audit Company’s internal controls, and the overall quality of the Company’s financial reporting. In reliance of the reviews and discussions referred to above, the Audit Committee recommended to the Old Board that the Audited Financial Statements be included in the Canadian Annual Report of the Company filed on Form 6-K on May 12, 2003.

Corporate Governance Committee

     The Old Board considered good corporate governance to be important to the effective operations of the Company. The Old Board formed, at its meeting of February 20, 1998, a Corporate Governance Committee. On November 13, 1998, this committee recommended the adoption of a Corporate Governance Policy which conforms with the Guidelines adopted by the TSX (the “TSX Guidelines”). This policy was adopted by the Old Board on December 18, 1998. The Corporate Governance Committee ensured that the Corporate Governance Policy complies with the TSX Guidelines. It approved any material transactions with a related party having a significant impact on the business and affairs of the Company. The Corporate Governance Committee was composed of three unrelated directors: Mr. Daniel Cyr, Mr. Michael Cytrynbaum and Mr. James J. Healy who resigned as a director of Old Microcell in December 2002.

     The New Board will, as part of its responsibilities, establish new corporate governance guidelines for Microcell to ensure sound corporate governance practices for Microcell. On June 12, 2003, the Corporate Governance Committee of the New Board was formed and is now composed of Mr. André Bureau, Mr. Berl Nadler, Mr. Lorie Waisberg, Mr. Robert F. Latham and Mr. Christian Dubé.

EMPLOYEES

     In the previous two years, the Company has reduced its work force by 520 employees. This measure was the result of increased productivity from the consolidation of certain administrative and operating support activities, and of the suspension of certain projects due to the Company’s financial difficulty and difficult financial market conditions. After giving effect to the lay-offs which occurred in December 2002, Microcell had approximately 2,000 employees (expressed as full-time equivalents). Microcell is not party to any collective labor agreements and none of its employees is represented by a union. Microcell believes that it enjoys good relations with its employees. As of December 31, 2001 and 2000, the Company had respectively 2,321 and 2,603 employees.

SHARE OWNERSHIP

     Besides Mr. Charles Sirois, beneficial ownership of 5,665 Class B Non-Voting Shares, 669,128 Warrants 2005 and 1,115,214 Warrants 2008 of the Company (the Warrants representing 16.8% of each respective Warrant series), to the Company’s knowledge, no director or officer beneficially owns more than 1% of each of the Company’s class of securities.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Prior to May 1, 2003 (the effective date of the Plan), Telesystem Ltd. was the major shareholder of Old Microcell with 72.1% of the votes and 25% of the equity of Old Microcell. T-Mobile USA, Inc. and Capital Communications CDPQ Inc. (“CDPQ”), with respectively 14.6% and 16.6% of the equity of Old Microcell, were the other principal shareholders of Old Microcell.

     The following table and notes thereto set forth certain information regarding ownership of Microcell’s securities outstanding as of May 31, 2003, namely the First Preferred Voting Shares and First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares, and Warrants, for the following persons:

(1)	each person who is known by Microcell to be the beneficial owner of 5% or more of any of our classes of shares or Warrants; and

(2)	all other stakeholders as a group.

	Expressed as a % of all Outstanding

		First Preferred		Second Preferred
	First Preferred	Non-Voting	Second Preferred	Non-Voting
Name of Beneficial Owner	Voting Shares(1)	Shares(2)	Voting Shares(3)	Shares(4)

Bank of Montreal	36.9	—	60.9	—
Capital Communications CDPQ Inc.(9)	13.9	—	22.9	—
Canadian Imperial Bank of Commerce	9.6	—	16.2	—
York Capital Management, L.P(12)	—	14.4	—	7.1
JP Morgan Chase Bank(10)(12)	—	6.0	—	—
Aspen Partners LP(12)	—	12.8	—	6.3
Harbert Management Corporation(12)	—	—	—	10.3
Kingdon Capital Management(12)	—	—	—	—
Telesystem Ltd.(11)	—	—	—	—
T-Mobile USA Inc(12)	—	—	—	—
Other Holders	39.6	66.8	—	76.3
Total	100.0	100.0	100.0	100.0

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Expressed as a % of all Outstanding

	Class A Restricted	Class B Non-Voting
Name of Beneficial Owner	Voting Shares(5)	Shares(6)	Warrants 2005(7)	Warrants 2008(8)

Bank of Montreal	—	—	—	—
Capital Communications CDPQ Inc.(9)	—	—	12.6	12.6
Canadian Imperial Bank of Commerce	—	—	—	—
York Capital Management, L.P(12)	—	—	—	—
JP Morgan Chase Bank(10)(12)	—	—	—	—
Aspen Partners LP(12)	7.3	7.1	—	—
Harbert Management Corporation(12)	20.3	19.8	6.7	6.7
Kingdon Capital Management(12)	6.9	6.7	—	—
Telesystem Ltd.(11)	—	—	16.7	16.7
T-Mobile USA Inc(12)	—	—	9.8	9.8
Other Holders	65.5	66.4	54.2	54.2
Total	100.0	100.0	100.0	100.0

(1)	Based on a total of 497,461 First Preferred Voting Shares outstanding. The holdings for each named beneficial holder are 183,623 for Bank of Montreal, 47,800 for Canadian Imperial Bank of Commerce and 68,962 for CDPQ.

(2)	Based on a total of 11,221,839 First Preferred Non-Voting Shares outstanding. The holdings for each named beneficial holder are 1,611,732 for York Capital Management, L.P., 673,291 for JP Morgan Chase Bank and 1,432,425 for Aspen Partners LP.

(3)	Based on a total of 92,282 Second Preferred Voting Shares outstanding. The holdings for each named beneficial holder are 56,182 for Bank of Montreal, 15,000 for Canadian Imperial Bank of Commerce and 21,100 for CDPQ.

(4)	Based on a total of 7,093,972 Second Preferred Non-Voting Shares outstanding. The holdings for each named beneficial holder are 500,260 for York Capital Management, 444,646 for Aspen Partners LP and 729,857 for Harbert Management Corporation.

(5)	Based on a total of 30,000 Class A Restricted Voting Shares outstanding. The holdings for each named beneficial holder are 2,183 for Aspen Partners LP, 6,085 for Harbert Management Corporation and 2,070 for Kingdon Capital Management.

(6)	Based on a total of 3,662,630 Class B Non-Voting Shares outstanding. The holdings for each named beneficial holder are 260,345 for Aspen Partners LP, 725,502 for Harbert Management Corporation and 246,757 for Kingdon Capital Management.

(7)	Based on a total of 3,998,302 Warrants 2005. The holdings for each named beneficial holder are 503,924 for CDPQ, 269,484 for Harbert Management Corporation, 669,128 for Telesystem Ltd. and 389,838 for T-Mobile USA Inc.

(8)	Based on a total of 6,663,943 Warrants 2008. The holdings for each named beneficial holder are 839,877 for CDPQ, 449,144 for Harbert Management Corporation, 1,115,214 for Telesystem Ltd. and 649,729 for T-Mobile USA Inc.

(9)	Caisse de dépôt et placement du Québec. Includes securities held by CDPQ and other subsidiaries of the Caisse de dépôt et placement de Québec.

(10)	Represents securities held by JP Morgan Chase Bank and its affiliates.

(11)	Includes securities held by subsidiaries of Telesystem Ltd., ultimately controlled by Charles Sirois.

(12)	To the Company’s knowledge, these persons or entities are residents of the U.S.

     To our knowledge, other than as disclosed in this annual report, the aforementioned beneficial holders did not, as of May 31, 2003, own or exercise control over any of our other securities.

RELATED PARTY TRANSACTIONS

     From the beginning of its last full fiscal year up to the latest practicable date, the Company has entered into transactions with shareholders and companies under common control, which were not material to the Company or the related party. These transactions were undertaken in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions consisted primarily of the purchase or sale by the Company of management services and telecommunication services or equipment.

     During all of 2001, Telesystem Ltd. (which owned approximately 72.1% of the voting common shares of Old Microcell owned 50% of Spectra Telecommunications Inc. who provides engineering consulting for the Company. During 2001, these services amounted to $1,684,448. In February 2002, Telesystem Ltd. sold its 50% interest to SNC – Lavalin Inc., the other shareholder of Spectra Telecommunications Inc.

ITEM 8 — FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     The Company’s consolidated financial statements for the fiscal years ended December 31, 2002, 2001 and 2000 and the auditors’ report signed by Ernst & Young LLP are presented at Item 18 of this report.

DIVIDEND POLICY

     The Company has not paid any dividends since its creation and the Company does not anticipate declaring or paying dividends in the foreseeable future, as it intends to retain future earnings, if any, for reinvestment in its business and repayment of indebtedness. Any future determination to declare or pay dividends will be at the discretion of the board of directors of the Company, will be subject to compliance with the Company’s debt financing arrangements, and will depend upon the Company’s financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant. Certain covenants under the terms of the Company’s financing agreements and of its public debt prohibit or limit the ability of the Company to declare or pay dividends.

SIGNIFICANT CHANGES

     The Company completed a capital restructuring on May 1, 2003, which is fully described in note 1 to the consolidated financial statements for the year ended December 31, 2002 presented in Item 18.

ITEM 9 — THE OFFER AND LISTING

MARKETS

Old Microcell’s Class B Non-Voting Shares

     Microcell has been a public company since October 1997. Our old class B non-voting shares were listed for trading on the TSX under the symbol “MTI.B” from October 7, 1997 to April 30, 2003, as well as on The Nasdaq Stock Market Inc. (“Nasdaq”) under the symbol “MICTF” from October 7, 1997 to July 10, 2002 and on the OTC Bulletin Board from July 11, 2002 to April 30, 2003. On May 1, 2003, we completed our recapitalization process, which resulted in a new capital structure being established and, as a result, new securities being issued. Consequently, our old class B non-voting shares represented by the CUSIP number 59501T304 were delisted on April 30, 2003. The following table sets forth, for the years, calendar quarters and months indicated, the range of high and low closing sale prices for the class B non-voting shares as reported on the TSX and the Nasdaq and OTC Bulletin Board.

	TSX			Nasdaq or OTC Bulletin Board
	Price Range			Price Range

	(Cdn.$)	(Cdn.$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

1998	14.00	7.30	20,780	9.625	4.6875	16,430
1999	47.50	9.40	24,080	32.875	6.1875	52,960
2000	77.50	25.45	11,150	54.25	15.75	56,020
2001	38.66	1.34	100,430	25.625	0.82	48,300
2002	3.89	0.055	278,660	2.46	0.032	25,210

	TSX			Nasdaq or OTC Bulletin Board
	Price Range			Price Range

	(Cdn.$)	(Cdn.$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

2001
First quarter	38.66	17.60	6,490	25.625	11.125	9,120
Second quarter	17.71	10.50	12,090	11.49	6.77	16,550
Third quarter	14.41	3.24	8,860	9.40	1.96	7,090
Fourth quarter	4.30	1.34	72,990	2.64	0.82	15,540
2002
First quarter	3.89	1.78	37,520	2.46	1.15	6,270
Second quarter	2.00	0.13	88,700	1.21	0.09	11,940
Third quarter	0.25	0.055	62,950	0.15	0.038	3,430
Fourth quarter	0.20	0.06	89,490	0.12	0.032	3,570
2003
First quarter	0.185	0.085	124,180	0.115	0.054	5,451

	TSX			Nasdaq or OTC Bulletin Board
	Price Range			Price Range

	(Cdn.$)	(Cdn.$)	(000s)	($)	($)	(000s)
	High	Low	Volume	High	Low	Volume

November 2002	0.17	0.10	34,770	0.12	0.06	1,300
December 2002	0.125	0.08	26,240	0.075	0.053	1,320
January 2003	0.185	0.125	66,170	0.11	0.075	1,930
February 2003	0.185	0.12	22,050	0.115	0.08	911
March 2003	0.15	0.085	35,960	0.10	0.054	2,610
April 2003	0.14	0.085	26,930	0.09	0.056	2,600

Microcell New Shares & Warrants

     The new shares and Warrants issued by us upon the effective implementation of our recapitalization plan on May 1, 2003 consisted of: First Preferred Voting Shares (represented by the CUSIP number 59501T502), First Preferred Non-Voting Shares (represented by the CUSIP number 59501T601), Second Preferred Voting Shares (represented by the CUSIP number 59501T700), Second Preferred Non-Voting Shares (represented by the CUSIP number 59501T809), Class A Restricted Voting Shares (represented by the CUSIP number 59501T882), and Class B Non-Voting Shares (represented by the CUSIP number 59501T874), as well as the Warrants 2005 (represented by CUSIP number 59501T163) and the Warrants 2008 (represented by CUSIP number 59501T171). The issue price of all the new shares was $15 per share.

     Shareholders, at the close of business on April 30, 2003, received, on May 1, 2003, one new Microcell class B non-voting share in exchange for every 10,630 Old Microcell’s shares, as well as one Warrant 2005 in exchange for every 90 Old Microcell’s shares and one Warrant 2008 in exchange for every 54 Old Microcell shares. Fractional securities were not issued, nor any compensation paid for any such fraction. Where the exchange resulted in less than one new security being otherwise issuable, no new security was issued.

     Each whole Warrant 2005 entitles its holder to purchase either one Class A Restricted Voting Share or one Class B Non-Voting Share at a price of $19.91 until May 1, 2005. Similarly, each whole Warrant 2008 entitles its holder to purchase either one Class A Restricted Voting Share or one Class B Non-Voting Share at a price of $20.69 until May 1, 2008.

     Non-voting shares are exchangeable, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration in prescribed form to the Company’s transfer agent (Computershare Trust Company of Canada) certifying that the holder is Canadian.

     The new Microcell shares and Warrants were listed for trading on the TSX on May 1, 2003. There is no comparable listing on any recognized U.S.-based exchange. The following table indicates the trading symbol for each of the new equity-based securities, as well as the total number of shares or Warrants issued and outstanding as of May 31, 2003:

	TSX	Issued and Outstanding
Security	Trading Symbol	May 31, 2003

First Preferred Voting Shares	MT.PR.A	497,461
First Preferred Non-Voting Shares	MT.PR.B	11,221,839
Second Preferred Voting Shares	MT.PR.C	92,282
Second Preferred Non-Voting Shares	MT.PR.D	7,093,972
Class A Restricted Voting Shares	MT.A	30,000
Class B Non-Voting Shares	MT.B	3,662,630
Warrants 2005	MT.WT.A	3,998,302
Warrants 2008	MT.WT.B	6,663,943

     The following table sets forth for the month indicated the range of high and low closing sale prices for each new class of Microcell shares and Warrants as reported on the TSX.

	TSX
	Price Range for May 2003

	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume

First Preferred Voting Shares	11.90	10.02	144
First Preferred Non-Voting Shares	14.01	10.06	670
Second Preferred Voting Shares	10.00	10.00	29
Second Preferred Non-Voting Shares	14.01	9.51	356
Class A Restricted Voting Shares	14.25	9.25	1
Class B Non-Voting Shares	15.00	9.70	576
Warrants 2005	2.00	0.52	561
Warrants 2008	3.00	1.46	1,860

Old Microcell’s Senior Discount Notes

     In June 1996, we issued the 2006 Notes with a nominal value of U.S.$418 million. In October 1997, we issued 11.125% senior discount notes (the “2007 Notes”) with a nominal value of $429 million. In May 1999, we issued 12% senior discount notes (the “2009 Notes”) with a nominal value of U.S.$270 million (the 2006 Notes, the 2007 Notes and the 2009 Notes are referred to collectively as the “Notes”). All the notes were unsecured and were due June 1, 2006, October 15, 2007, and June 1, 2009, respectively, with cash interest payable in arrears semi-annually commencing June 1, 2002, April 15, 2003, and December 1, 2004. Pursuant to the Plan, the Notes were tendered by a nominee for The Depository Trust Company and CDS & Co. (the record holders), and cancelled by us in exchange for equity in Microcell. On May 1, 2003, holders of the Notes received their pro rata distribution (based on the principal or accreted amount of the outstanding unsecured notes plus any accrued interest as of April 30, 2003) of Second Preferred Shares, in an aggregate amount of $54.0 million, and common equity, in an aggregate amount of $54.1 million, as well as their pro rata distribution of 1,329,312 Warrants 2005 and 2,215,521 Warrants 2008, subject to certain conditions. The following table sets forth the conversion rates per $1,000 principal amount at maturity of the Notes into the equity-based securities of Microcell:

	Conversion rate per $1,000 principal amount at maturity

	Second Preferred	Class A Restricted	Class B Non-Voting
	Non-Voting Shares	Voting Shares	Shares	Warrants 2005	Warrants 2008

2006 Notes	3.9710	0.0331	3.9473	1.4662	2.4437
2007 Notes	2.5677	0.0214	2.5524	0.9481	1.5802
2009 Notes	3.1026	0.0259	3.0841	1.1456	1.9093

ITEM 10 — ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

By-laws

     The General By-laws of the Company do not contain any provisions with respect to directors’ power to vote on a proposed arrangement or contract in which directors are materially interested. The CBCA, the corporate statute governing the Company, imposes certain disclosure obligations upon a director where such director:

(1)	is party to a contract or transaction with the Company;

(2)	is a director or an officer of a party to a contract or transaction with the Company; or

(3)	has a material interest in a party to a contract or transaction with the Company.

     In any such event the director is restricted in voting on any resolution to approve such contract or transaction (subject to statutory exceptions).

     In accordance with the General By-laws of the Company, the remuneration to be paid to directors may be fixed by the board from time to time. Decisions of the board with respect to such matter are subject to general quorum and voting rules governing meetings of directors.

     The General By-laws of the Company provide that the board may from time to time on behalf of the Company, without authorization of the shareholders, exercise borrowing powers. Borrowing powers exercisable by the directors may be varied by way of an amendment to the General By-laws, which amendment must be approved by the shareholders by ordinary resolution.

     The General By-laws do not provide for mandatory retirement of directors based on age.

     The directors need not own shares of the Company to be qualified to act in such capacity.

Share Capital

     The Company’s authorized share capital consists of four classes of shares:

(1)	an unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares, First Preferred Non-Voting Shares, First Preferred Voting 2 Shares and First Preferred Non-Voting 2 Shares;

(2)	an unlimited number of Second Preferred Shares issuable as Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Second Preferred Voting 2 Shares and Second Preferred Non-Voting 2 Shares;

(3)	an unlimited number of Class A Restricted Voting Shares; and

(4)	an unlimited number of Class B Non-Voting Shares.

First Preferred Shares

     Issue price. First Preferred Voting Shares and First Preferred Non-Voting Shares were issued at $15 per share.

     Rights upon liquidation. Holders of First Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the FPS Redemption Price (as described below) plus any declared but unpaid dividends.

     Voting. Holders of First Preferred Voting Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company (except meetings at which only the holders of another specified class or series of shares (other than the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be) are entitled to vote separately as a class or series as provided by law or in the Articles of the Company) and each First Preferred Voting Share confers the right to one vote (in person or by proxy) at all such meetings. Holders of First Preferred Voting Shares are also entitled to vote together with the Class A Restricted Voting Shares and, if applicable, the Class B Non-Voting Shares on an “as converted” basis, on any matter on which the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, are entitled to vote. Except as otherwise provided by law or in the Articles of the Company, holders of First Preferred Non-Voting Shares are not entitled to vote at any meetings of the shareholders of the Company, but otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the First Preferred Voting Shares. The holders of First Preferred Non-Voting Shares are entitled to receive notice of and to attend meetings of the holders of First Preferred Voting Shares and Class A Restricted Voting Shares. Each First Preferred Non-Voting Share confers the right to one vote (in person or by proxy) at any meeting at which the holders of First Preferred Non-Voting Shares are entitled to vote and is entitled to vote on an “as converted basis” at any meeting at which the Class B Non-Voting Shares, as the case may be, are entitled to vote.

     Non-Cumulative Dividend. The holders of First Preferred Voting Shares and First Preferred Non-Voting Shares are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash. All dividends declared on the First Preferred Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one series over the other.

     Maturity. The First Preferred Shares shall be mandatorily redeemed on May 1, 2013.

     First Preferred Shares Redemption Price. The First Preferred Shares Redemption Price is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by (1) an amount equal to the dividend accrued during such period; less (2) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period.

     In the event of any redemption or mandatory conversion of First Preferred Shares other than as at the end of a semi-annual period, the FPS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

     Redemption. The First Preferred Shares are redeemable as follows:

(1)	in whole or in part at any time at the option of the Company at the then current FPS Redemption Price, payable in cash, provided however that holders of First Preferred Shares may exercise any conversion rights prior to any such redemption;

(2)	at maturity, (a) mandatorily at a price per share equal to the then current FPS Redemption Price payable in cash or (b) at the Company’s option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the FPS Redemption Price divided by the average share price of such shares;

(3)	mandatorily prior to maturity at the then current FPS Redemption Price to the extent that the Company has funds available for such purpose (determined by reference to certain thresholds established in the Articles); and

(4)	at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current FPS Redemption Price by issuing First Units comprised of a note and a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share.

     Intra Class Exchange Rights. The First Preferred Non-Voting Shares are exchangeable, at the option of the holders, into First Preferred Voting Shares on a share-for-share basis, in the following circumstances:

(1)	at any time upon provision by a holder of First Preferred Non-Voting Shares of a residency declaration to the Company and the transfer agent of First Preferred Shares certifying that the holder is a Canadian;

(2)	upon a bid being made for the First Preferred Voting Shares where no equivalent bid is made for the First Preferred Non-Voting Shares for the purposes of allowing the First Preferred Non-Voting Shares to tender to an exclusionary bid;

(3)	automatically upon the repeal or relaxation of the Canadian rules restricting the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

     The First Preferred Voting Shares are exchangeable, at the option of the holders, into First Preferred Non-Voting Shares on a share-for-share basis.

     Conversion Features. The First Preferred Shares have the following conversion features:

(1)	at any time, the First Preferred Voting Shares and the First Preferred Non-Voting Shares are convertible, at the option of the holders into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

(2)	if at any time prior to May 1, 2008, the Company shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current FPS Redemption Price and the proceeds thereof are used as provided in the Articles, the First Preferred Voting Shares and the First Preferred Non-Voting Shares which remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and

(3)	if at any time on or after May 1, 2008, on the 25th day (or if such day is not a trading day, then on the next following trading day) following the release by the Company of its quarterly or annual financial statements, as the case may be, the First Preferred Voting Shares and the First Preferred Non-Voting Shares are In-the-Money (namely that the FPS Redemption Price is less than the average share price of the Class A Restricted Voting Shares and Class B Non-Voting Shares), they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis.

     Upon conversion of any First Preferred Voting Shares or First Preferred Non-Voting Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such First Preferred Voting Shares or First Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the FPS Redemption Price.

     All conversion rights described above are subject to a registration statement having been filed by the Company and having become effective under the United States Securities Act of 1933 (the “1933 Act”) or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. If such exemption is not available, the Company will file, on a date not earlier than six months and not later than seven months after May 1, 2003, a registration statement with the SEC in respect of shares to be issued upon the exercise of conversion rights and will use reasonable commercial efforts to have such commission declare such registration statement effective.

     Anti-layering provisions. The Articles of the Company provide that, so long as there remain outstanding First Preferred Shares (or First Units, if issued) representing in the aggregate an initial issue price in excess of $75 million, the approval: (1) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of First Preferred Shares (or First Units, if issued) then outstanding or (2) by a majority of the holders of First Preferred Shares (or First Units, if issued) then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before the Company and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the First Preferred Shares (or First Units, if issued) or (Y) incur funded debt (other than permitted debt under the Company’s credit facilities, First Units and Second Units), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the board of the Company approving such issuance or incurrence, as the case may be.

     Foreign Ownership Restrictions. The First Preferred Shares shall be subject to sale in a manner that will ensure compliance with the Canadian rules governing the ownership and control of the Company, for so long as same remain in effect.

Second Preferred Shares

     Issue price. Second Preferred Voting Shares and Second Preferred Non-Voting Shares were issued at $15 per share.

     Rights upon liquidation. Holders of Second Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the Second Preferred Shares Redemption Price (as described below) plus any declared but unpaid dividends.

     Voting. Holders of Second Preferred Voting Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company (except meetings at which the holders of another specified class or series of shares (other than the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be) are entitled to vote separately as a class or series as provided by law or in the Articles of the Company) and each Second Preferred Voting Share confers the right to one vote (in person or by proxy) at all such meetings. Holders of Second Preferred Voting Shares are also entitled to vote together with the Class A Restricted Voting Shares and, if applicable, the Class B Non-Voting Shares on an “as converted” basis on any matter on which the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, are entitled to vote. Except as otherwise provided in the CBCA or in the Articles of the Company, holders of Second Preferred Non-Voting Shares are not entitled to vote at any meetings of the shareholders of the Company, but otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the Second Preferred Voting Shares. The holders of Second Preferred Non-Voting Shares are entitled to receive notice of and to attend meetings of the holders of Second Preferred Voting Shares and Class A Restricted Voting Shares. Each Second Preferred Non-Voting Share confers the right to one vote (in person or by proxy) at any meeting at which the holders of Second Preferred Non-Voting Shares are entitled to vote and shall be entitled to vote on an “as converted basis” at any meeting at which the Class B Non-Voting Shares, as the case may be, are entitled to vote.

     Non-Cumulative Dividend. The holders of Second Preferred Voting Shares and Second Preferred Non-Voting Shares are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash. All dividends declared on the Second Preferred Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one series over the other, but subject to the prior declaration and payment (or setting apart for payment) of dividends on the First Preferred Shares in respect of the corresponding period.

     Maturity. The Second Preferred Shares shall be mandatorily redeemed on May 1, 2013.

     Second Preferred Shares Redemption Price. The redemption price of each Second Preferred Share is initially the issue price therefor, increased at the beginning of each semi-annual period beginning on November 1, 2003 by (1) an amount equal to divided accrued during such period; less (2) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period.

     In the event of any redemption or conversion other than as at the end of a semi-annual period, the SPS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period. (“SPS Redemption Price”)

     Redemption. The Second Preferred Shares are redeemable as follows:

(1)	Subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof), in whole or in part at any time at the option of the Company at the then current SPS Redemption Price, payable in cash, provided however that holders of Second Preferred Shares may exercise any conversion rights prior to any such redemption;

(2)	at maturity, (a) mandatorily at a price per share equal to the then current SPS Redemption Price payable in cash, subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof) or (b) at the Company’s option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the SPS Redemption Price divided by the average share price of such shares;

(3)	mandatorily prior to maturity at the then current SPS Redemption Price to the extent that the Company has remaining funds available for such purpose (determined by reference to certain thresholds established in the Articles), subject to the prior redemption for cash of all outstanding First Preferred Shares; and

(4)	at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current SPS Redemption Price by issuing Second Units composed of a note and a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share.

     Intra Class Exchange Rights. The Second Preferred Non-Voting Shares are exchangeable, at the option of the holders, into Second Preferred Voting Shares on a share-for-share basis, in the following circumstances:

(1)	at any time upon provision by a holder of Second Preferred Non-Voting Shares of a residency declaration to the Company and the transfer agent of Second Preferred Shares certifying that the holder is a Canadian;

(2)	upon a bid being made for the Second Preferred Voting Shares where no equivalent bid is made for the Second Preferred Non-Voting Shares, for the purposes of allowing the Second Preferred Non-Voting Shares to tender to an exclusionary bid; and

(3)	automatically upon the repeal or relaxation of the Canadian rules restricting the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

     The Second Preferred Voting Shares will at any time be exchangeable, at the option of the holders, into Second Preferred Non-Voting Shares on a share-for-share basis.

     Conversion Features. The Second Preferred Shares have the following conversion features:

(1)	at any time, the Second Preferred Voting Shares and the Second Preferred Non-Voting Shares are convertible, at the option of the holders, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

(2)	if at any time prior to May 1, 2008, the Company shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current SPS Redemption Price and the proceeds thereof are used as provided in the Articles, the Second Preferred Voting Shares and the Second Preferred Non-Voting Shares which remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and

(3)	if at any time on or after May 1, 2008, on the 25th day (or if such is not a trading day, then on the next following trading day) following the release of the Company’s quarterly or annual financial statements, as the case may be, the Second Preferred Voting Shares and the Second Preferred Non-Voting Shares are In-the-Money (namely that the SPS Redemption Price is less than the average share price of the Class A Restricted Voting Shares and Class B Non-Voting Shares), they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis.

     Upon conversion of any Second Preferred Voting Shares or Second Preferred Non-Voting Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such Second Preferred Voting Shares or Second Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the SPS Redemption Price.

     All conversion rights described above are subject to a registration statement having been filed by the Company and having become effective under the 1933 Act or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. If such exemption is not available, the Company will file, on a date not earlier than six months and not later than seven months after the Effective Date (i.e. by the end of November 2003), a registration statement with the SEC in respect of shares to be issued upon the exercise of conversion rights and will use reasonable commercial efforts to have such commission declare such registration statement effective.

     Anti-Layering Provisions. The Articles of the Company provide that, so long as there remain outstanding Second Preferred Shares (or Second Units, if issued) representing in the aggregate an initial issue price in excess of $50 million, the approval: (1) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of Second Preferred Shares (or Second Units, if issued) then outstanding or (2) by a majority of the holders of Second Preferred Shares (or Second Units, if issued) represented in person or by proxy at a meeting of such holders called for such purposes will be required before the Company and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the Second Preferred Shares (or Second Units, if issued) (other than First Preferred Shares issued on May 1, 2003), or (Y) incur funded debt (other than permitted debt under the Company’s credit facilities, First Units and Second Units), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the board of the Company approving such issuance or incurrence, as the case may be.

Class A Restricted Voting Shares

     Voting. Holders of Class A Restricted Voting Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company (except meetings at which only the holders of another specified class or series are entitled to vote separately as a class as provided in the CBCA or in the Articles of the Company) and each Class A Voting Share confers the right to one vote (in person or by proxy) at all such meetings.

     Except as to voting the Class A Restricted Voting Shares will have equal rights to the Class B Non-Voting Shares on a share-for-share basis.

     Dividends. All dividends declared on the Class A Restricted Voting Shares and the Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

     Rights upon liquidation. Holders of Class A Restricted Voting Shares are entitled to receive the remaining assets of the Company on the winding up, liquidation or dissolution of the Company, pari passu with the holders of Class B Non-Voting Shares, on a per share basis.

     Foreign Ownership Restrictions. The Class A Restricted Voting Shares are subject to sale in a manner that will ensure compliance with the Canadian rules relating to the Company’s ownership and control, for so long as same remain in effect. For more information on these rules, readers are referred to the description of these rules under the heading “Foreign Ownership Restrictions” below.

Class B Non-Voting Shares

     Voting. Except as otherwise provided by law or in the Articles of the Company, holders of Class B Non-Voting Shares are not entitled to vote at any meetings of the shareholders of the Company, but otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the Class A Restricted Voting Shares. The holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of the holders of Class A Restricted Voting Shares. Each Class B Non-Voting Share confers the right to one vote (in person or by proxy) at any meeting at which the holders of Class B Non-Voting Shares are entitled to vote.

     Dividends. All dividends declared on the Class A Restricted Voting Shares and the Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

     Rights upon liquidation. Holders of Class B Non-Voting Shares are entitled to receive the remaining assets of the Company on the winding up, liquidation or dissolution of the Company, pari passu with the holders of Class A Restricted Voting Shares, on a per share basis.

     Exchange Right. The Class B Non-Voting Shares are exchangeable, at the option of the holders, into Class A Restricted Voting Shares on a share-for-share basis, in the following circumstances:

(1)	any time upon provision by a holder of Class B Non-Voting Shares of a residency declaration to the Company and the transfer agent of the Class A Restricted Voting Shares certifying that the holder is a Canadian;

(2)	upon a bid being made for the Class A Restricted Voting Shares where no equivalent bid is made for the Class B Non-Voting Shares, for the purposes of allowing the Class B Non-Voting Shares to tender to an exclusionary bid; and

(3)	automatically upon the repeal or relaxation of the Canadian rules governing the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

Warrants

     The Company issued on May 1, 2003 two series of Warrants entitling holders thereof to purchase Class A Restricted Voting Shares or Class B Non-Voting Shares (based on Canadian residency status) being the Warrants 2005 (having a two-year term and an exercise price per share of $19.91) and Warrants 2008 (having a five-year term and an exercise price per share of $20.69).

     The indentures relating to the Warrants provide that in the event of certain fundamental transactions, (1) the holders of Warrants shall, upon exercise of the Warrants following any such fundamental transactions, be entitled to receive the same number and kind of securities, cash or other property that they would have been entitled to receive had they exercised their Warrants prior to any such fundamental transactions; (2) where the consideration payable to holders of equity shares of the Company is payable solely in cash, the holders of Warrants are required to surrender or exercise their Warrants and are entitled to receive, upon surrender or exercise thereof, payments on an equal basis with holders of such shares as if the Warrants had been exercised immediately prior to such fundamental transactions, less the exercise price thereof, and upon receipt of such payment, if any, the rights of a holder of such Warrant shall terminate and cease and such holder’s Warrants shall expire (for greater certainty, in all cases without regard to whether or not the holders have exercised their Warrants); and (3) where applicable, the successor corporation to the Company (if applicable) shall expressly assume the performance of the Company covenants and conditions under the indentures relating to the Warrants.

     No Warrants may be exercised until the date that a registration statement filed by the Company under the U.S. Securities Act with respect to the exercise of Warrants has been declared effective by the SEC. The Company has agreed to file, on a date not earlier than six months and not later than seven months from May 1, 2003, a registration statement with the SEC in respect of the shares issuable upon exercise of the Warrants and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Description of Units

First Unit and Second Unit

     The First Preferred Voting Shares and First Preferred Non-Voting Shares are redeemable at any time prior to maturity at the option of the Company in consideration of the issuance of First Units (Voting and Non-Voting series). The Second Preferred Voting Shares and Second Preferred Non-Voting Shares are redeemable at any time prior to maturity by the Company in consideration of the issuance of Second Units (Voting and Non-Voting series).

     The First Units and Second Units are hybrid instruments designed to duplicate the economic interest and other features (including as to voting entitlements) attaching to the First Preferred Shares and Second Preferred Shares. Each Unit is composed of a note, which provides the holder of the Unit with an economic interest similar to that of a holder of First Preferred Share, together with a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share (in the case of First Units) or with a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share (in the case of Second Units).

     The First Units are senior in right of payment to the Second Units.

     The Company has entered into two Unit Indentures, respectively in respect of First Units and Second Units, which provide for similar redemption and conversion features attaching to the Units as those attaching to the First Preferred Shares and Second Preferred Shares under the Articles. The indentures relating to the Units also provide for certain adjustment mechanisms in the event of fundamental transactions, as well as provisions customarily found in indentures governing issuances of notes.

     No Units may be converted into Class A Restricted Voting Shares or Class B Non-Voting Shares until the date that a registration statement filed by the Company under the U.S. Securities Act has been declared effective by the SEC.

Meetings of Shareholders

     Subject to the provisions of the CBCA and the Articles of the Company, an annual meeting of the shareholders of the Company will be held on such date in each year, at such time and place as the New Board may determine, to receive and consider the financial statements with the report of the auditor or auditors, to elect directors, to appoint an auditor or auditors and to fix or to authorize the New Board to fix the auditors’ remuneration and to consider, deal with and dispose of such other business as may properly come before a meeting of shareholders.

     Special meetings of the shareholders may be called at any time by resolution of the New Board or by the president or the chairman of the New Board and shall be called when required by the shareholders in conformity with the CBCA.

     Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted by law, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Company makes available such a communication facility.

     Notice of each annual meeting and of each special meeting of the shareholders is given in the manner provided in the By-laws of the Company to the shareholders entitled to vote thereat, to the shareholders entitled to receive such notice, to the directors and to the auditor or auditors at their respective addresses as they appear in the records of the Company.

     The quorum of shareholders at an annual or special meeting of shareholders is fixed at five shareholders entitled to vote at such meeting, present in person or represented either by proxy or by an individual acting on behalf of a body corporate or association and duly authorized by a resolution of the board or governing body of the body corporate or association to represent it at meetings of shareholders of the Company, irrespective of the number of shares held by such shareholders. If a quorum is present at the opening of the meeting, the shareholders present or represented may proceed with the business of the meeting, notwithstanding the fact that a quorum is not present throughout the meeting.

     Every question submitted to any meeting of shareholders shall be decided by a show of hands unless a ballot is ordered or required in the manner hereinafter set out. The chairman of such meeting may, in his discretion, order a ballot. Moreover, any shareholder or its representative, where the shareholder is a body corporate or an association, or his proxyholder, either before or after any vote by show of hands, may require a ballot on any question at any time before the termination of the meeting. A demand for a ballot may be withdrawn.

     At all meetings of shareholders, every shareholder entitled to vote thereat, whether present in person or by proxyholder, or, in the case of a body corporate or association by a duly authorized representative, shall be entitled to exercise the number of votes per share as is prescribed in the Articles of the Company; however, if by virtue of the CBCA another scale of voting rights is fixed with respect to a particular matter or to another class of shares, such scale of voting shall be adopted.

Foreign Ownership Restrictions

     Solutions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian Ownership and Control Provisions. The Canadian Ownership and Control Provisions must also be respected by Solutions and Inukshuk to maintain their eligibility to operate as Canadian carriers under the Telecommunications Act and to hold and have renewed the PCS License and MCS Licenses.

     The Canadian Ownership and Control Provisions require Solutions and Inukshuk to be “Canadian-owned and controlled” corporations incorporated or continued under the laws of Canada or a province of Canada. Solutions and Inukshuk are deemed to be “Canadian-owned and controlled” as long as: (1) not less than 80% of the members of their respective boards of directors are individual Canadians; (2) Canadians beneficially own not less than 80% of their respective issued and outstanding voting shares; and (3) they are not otherwise controlled in fact by non-Canadians.

     A “Canadian” is defined to include a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada, various Canadian government agencies, various qualified trusts, mutual insurance companies, and corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians.

     In the case of Microcell, as the ultimate parent corporation of both Solutions and Inukshuk, the Canadian Ownership and Control Provisions require, for Solutions and Inukshuk to be considered eligible thereunder, that not less than 66 2/3% of the issued and outstanding voting shares of Microcell be owned by Canadians, and that Microcell not otherwise be controlled in fact by non-Canadians. A “voting share” for purposes of the Telecommunications Act means a share or class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes a security that is convertible into such a share at the time that a calculation referred to in that clause is made.

     Microcell may restrict the issue, transfer and ownership of shares, if necessary, to ensure that Microcell remains in conformity with the Canadian Ownership and Control Provisions. For such purposes, in particular but without limitation, Microcell may, in accordance with the provisions of the Canadian Ownership and Control Provisions, to the extent applicable: (1) refuse to accept any subscription for any voting shares; (2) refuse to allow any transfer of voting shares to be recorded in Microcell’s share register; (3) suspend the rights of a holder of voting shares to vote at a meeting of the shareholders of Microcell; and (4) sell, repurchase or redeem any voting shares.

     Microcell’s Articles of Incorporation provide that Microcell may, in connection with the issue, or transfer of ownership, of voting shares in its capital, take any action, or refuse to take any action, as the case may be, to the extent necessary to ensure that any subsidiary of Microcell is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act or to be issued, to hold and to renew radio authorizations or radio licenses under the Radiocommunication Act, if and only to the extent that the business activities of such subsidiary require such eligibility.

     Microcell, Solutions and Inukshuk may not be otherwise controlled by non-Canadians. In other words, a non-Canadian cannot exercise control in fact over these companies.

     Failure by Microcell to comply with the requirements relating to the Canadian Ownership and Control Provisions may affect the ability of Solutions and Inukshuk to operate as Canadian carriers and to hold and have renewed the PCS License and the MCS Licenses.

Corporate Stability Provisions

     The Articles of the Company provide that, until May 1, 2005 (except if varied or waived by a special resolution of holders of all voting and non-voting shares (and all units comprised of Notes and Preferred Shares, if issued, voting on an “as converted basis”), voting as a single class, of the Company adopted by a 66 2/3% majority thereof represented and voting in person or by proxy at a meeting called for such purpose and, for greater certainty, at which the voting limitations provided for herein shall be applicable), no person or company, acting alone or acting jointly or in concert with any other person or company with respect to the acquisition, disposition or voting of securities of the Company, shall be permitted to exercise on any resolution submitted to a vote of holders of securities, voting rights representing in excess of 20% of the aggregate voting rights exercisable with respect to the particular resolution. Such restriction do not apply to any person or company that makes an offer to acquire all the preferred and common shares (and units comprised of notes and preferred shares, if any are issued) of the Company and acquires such number of such securities so as to hold thereafter at least 66 2/3% of the equity securities of the Company on a fully diluted basis.

Shareholder Rights Plan

     This is a summary of the Company’s Rights Plan only; reference should be made to the Rights Plan itself attached to this annual report, in particular to defined terms used herein, for details.

     The objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company will be treated equally and fairly in connection with any take-over offer for the Company.

     The Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with the New Board for the benefit of all shareholders of the Company. In addition, the Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of the Company.

     The Rights Plan utilizes the mechanism of a Permitted Bid (as described therein) to attempt to ensure that a person seeking to acquire beneficial ownership of 10% or more of the shares (and units if issued) of the Company (treated for such purposes as though they were a single class and on a fully diluted basis, assuming full conversion but without giving effect to management and employee options and exercise of Warrants), gives shareholders and the New Board sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

     The Rights Plan will provide the New Board with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the Rights Plan. By creating the potential for substantial dilution of a bidder’s position, the Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach the New Board with a view to a negotiation.

     Pursuant to the Rights Plan, one Right has been issued in respect of each share issued on May 1, 2003. In addition, one Right will be issued for each additional share (or unit) issued thereafter. Each Right initially entitles the registered holder thereof to purchase from the Company one Class A Restricted Voting Share or one Class B Non-Voting Share, as the case may be, at a price of $100, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time (as defined in the Rights Plan).

Trading and Exercise of Rights

     Until the Separation Time, the Rights trade together with the shares (or units, if issued). After the Separation Time, the Rights are exercisable, and are transferable separately from the shares (or units, if issued).

Flip-In Event

     The acquisition by a person making an unsolicited take-over bid for Microcell (the “Acquiring Person”), including others acting jointly or in concert, of beneficial ownership of 10% of the shares (or units, if issued) (treated for such purposes as though they were a single class and on a fully diluted basis assuming full conversion but without giving effect to management and employee options and exercise of the Warrants), other than by way of a Permitted Bid is referred to as a “Flip-In Event”. Any Rights beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or Persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase from the Company Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, with a total market value on the date of occurrence of the Flip-In Event equal to twice the exercise price for an amount in cash equal to the exercise price.

Permitted Bid Requirements

     The requirements of a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all registered holders of all outstanding shares (and units, if issued) (other than shares (and units, if issued) held by the offeror or any associate or affiliate of the offeror);

(c)	the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (1) no new instruments shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and (2) no shares (and units, if issued) shall be taken up or paid for pursuant to the take-over bid unless, at the date referred to in (1) above, more than 50% of the aggregate outstanding shares (and units, if issued) held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)	the take-over bid must contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, shares (and units, if issued) may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for shares (and units, if issued) and that any shares (and units, if issued) deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)	the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which shares (and units, if issued) may be taken up or paid for, more than 50% of the aggregate outstanding shares (and units, if issued) held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of shares (and units, if issued) for not less than ten business days from the date of such public announcement.

     The usual provisions regarding “permitted lock-up agreements” are included in the Rights Plan.

     The Rights Plan allows a Competing Bid to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid.

MATERIAL CONTRACTS

     The following is a list of each material contract, other than contracts in the ordinary course of business, to which the Company is party, for the two years preceding the publication of this document:

1.	First Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee, providing for the issuance of first units, consisting of a first note and First Preferred 2 Share.

2.	Second Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee, providing for the issuance of second units, consisting of a second note and Second Preferred 2 Share.

3.	Warrant Indenture for the Warrants 2005 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee, providing for the issuance of a 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005 for Class A Restricted Voting Shares or Class B Non-Voting Shares of the Company, as the case may be, at an exercise price of $19.91 per share.

4.	Warrant Indenture for the Warrants 2008 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee, providing for the issuance of a 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008 for Class A Restricted Voting Shares or Class B Non-Voting Shares of the Company, as the case may be, at an exercise price of $20.69 per share.

5.	Shareholder Rights Plan Agreement dated as of May 1, 2003 between Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Rights Agent, to ensure, to the extent possible, that all shareholders of the Company will be treated equally and fairly in connection with any take-over offer for the Company.

6.	Tranche A Exit Facility Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent, Collateral Agent and Issuing Bank, providing for a credit facility of $25 million, which may be increased up to $75 million, established in favor of Solutions.

7.	Tranche B Credit Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto, as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent, providing for a term loan to Solutions of Cdn.$300,000,000, consisting of a Cdn. dollar series in the amount of Cdn.$100,000,000 and a U.S. dollar series in the amount of the U.S. dollar equivalent of Cdn.$200,000,000.

8.	Tranche C Credit Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent, providing for a term loan to Solutions in the aggregate amount of $50,000,000.

9.	Intercreditor and Collateral Agency Agreement, dated as of May 1, 2003, made among Microcell Solutions Inc., as borrower, Microcell Telecommunications Inc., as guarantor, each of the persons listed on the execution pages thereto under the “Tranche A Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche B Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche C Lenders” heading, JP Morgan Chase Bank, Toronto Branch, as administrative agent under the Tranche A Exit Facility Agreement, the Tranche B Credit Agreement and the Tranche C Credit Agreement, JP Morgan Chase Bank, Toronto Branch, as collateral agent for each of the Tranche A Lenders, the Tranche B Lenders and the Tranche C Lenders and as fondé de pouvoir pursuant to the terms of the Tranche A Exit Facility Agreement, the Tranche B Credit Agreement and the Tranche C Credit

Agreement, Computershare Trust Company Of Canada, as Trustee for the holders of the First Units, and Computershare Trust Company Of Canada, as Trustee for the holders of the Second Units.

10.	Lease dated as of August 1, 1998, as amended from time to time, among Microcell Telecommunications Inc. and WPBI Property Management Inc. for the lease of approximately 300,000 square feet of office and switchroom space at 800 de La Gauchetière Street West in Montreal, Quebec.

EXCHANGE CONTROLS

     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Canadian Ownership and Control Provisions, the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business,” all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

TAXATION

Certain Canadian Federal Income Tax Considerations

     The following is a summary of certain Canadian federal income tax considerations relating to an investment in either: (1) First Preferred Shares and Second Preferred Shares; (2) Class A Restricted Voting Shares and Class B Non-Voting Shares; (3) First Notes and Second Notes and (4) Warrants (together, also referred to as the Securities or the Microcell Securities).

     The summary is only applicable to a holder of Microcell Securities who, for the purposes of the Income Tax Act (Canada) (also referred to as ITA) and the Canada-United States Income Tax Convention (also referred to as the Convention), is a resident of the United States and is not resident in Canada, deals at arm’s length with Microcell and is not affiliated with Microcell and holds its Securities as capital property (also referred to as the U.S. Holder). For this purpose, related persons are deemed not to deal with each other at arm’s length. A person and a corporation are related if the person controls the corporation or is a member of a related group that controls the corporation. It is a question of facts whether persons not related to each other are dealing with each other at arm’s length. The Securities will generally be considered to be capital property for this purpose to a U.S. Holder unless either the U.S. Holder holds such securities in the course of carrying on a business, or the U.S. Holder has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.

     This summary is not applicable to a U.S. Holder that is a financial institution (as defined in the ITA) for purposes of the mark-to-market rules. In addition, this discussion does not apply to an insurer or an authorized foreign bank, who carries on an insurance business or a bank business in Canada and elsewhere.

     This summary is based upon the current provisions of the ITA and counsel’s understanding of the current published administrative practices and policies of the Canada customs and revenue agency (“CCRA”). It also takes into account all specific proposals to amend the ITA publicly announced by or on behalf of the Canadian Minister of Finance prior to the date of this Circular (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Consequently, U.S. Holders are urged to consult their own tax advisors for advice as to the tax considerations in respect of holding Microcell Securities having regard to their particular circumstances.

     All amounts, including the cost of interest or dividends received and accrued on, and proceeds of disposition from the First Preferred Shares and Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares, First Notes and Second Notes and Warrants must be determined in Canadian dollars at applicable exchange rates for the purposes of the ITA. The amount of interest and any capital gain or capital loss of a U.S. Holder may be affected by fluctuations in Canadian dollar exchange rates.

Holding and Disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares.

     Dividends paid or deemed paid by Microcell to a U.S. Holder on its First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares will be subject to a Canadian withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of any income tax treaty or convention. Under the Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States is generally reduced to 15%. Moreover, under the Convention, dividends paid to certain religious, scientific, literary, education or charitable organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such an organization, Microcell would not be required to withhold such tax from dividends paid or credited to such organization.

     A U.S. Holder will not be subject to tax under the ITA on any Taxable Capital Gain (or will not be entitled to deduct any Allowable Capital Loss in computing taxable income earned in Canada) realized on a disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants, as the case may be, unless the shares or the Warrants constitute “taxable Canadian property” (as defined in the ITA) at the time of their disposition. First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and the Warrants, assuming they remain listed on a recognized exchange at the time of such disposition, generally would not constitute taxable Canadian property to a U.S. Holder unless at any time during the 60-month period immediately preceding their disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of Microcell. For this purpose, a U.S. Holder will be considered to own any share if such person has an interest in option or other right, such as the Warrants, to acquire such share, either by virtue of holding First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares or otherwise.

     The Convention provides for an exemption under the terms of which capital gain on shares of Canadian corporations, the value of which is not derived principally from real estate situated in Canada, are exempt from Canadian income tax, and, as a result, U.S. Holders may not be liable to Canadian tax (or will not be entitled to deduct any allowable capital loss in computing taxable income earned in Canada).

Redemption and Conversion of First Preferred Shares and Second Preferred Shares

     If Microcell redeems the First Preferred and Second Preferred Shares for cash or for First Units in lieu of First Preferred Shares, or Second Units in lieu of Second Preferred Shares, as the case may be, the U.S. Holder will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the consideration received for the redemption (cash, First Units or Second Units, as the case may be) exceeds the paid-up capital of the First Preferred and Second Preferred Shares at such time as computed for purposes of the ITA. The amount of any such deemed dividend will generally not be included in computing the U.S. Holder’s proceeds of disposition for the purposes of computing the capital gain or loss, if any, arising on disposition of such First Preferred and Second Preferred Shares. A U.S. Holder will also realize a Capital Gain (or a capital loss) on the redemption of its First Preferred and Second Preferred Shares equal to the amount by which the proceeds of disposition (reduced by the amount of the deemed dividend discussed above) exceed (or are exceeded by) the adjusted cost base to the U.S. Holder of such First Preferred and Second Preferred Shares, and any reasonable cost of disposition.

     The tax consequences relating to such dividend and to such Capital Gains (or to capital loss) attributable to the redemption of First Preferred and Second Preferred Shares will be the same as the those described above under the heading “Holding and Dispositions of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares”.

     If Microcell, at the discretion of Microcell or the U.S. Holder, converts the First Preferred and Second Preferred Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the U.S. Holder will generally be treated as not having disposed of the shares and the cost of the Class A Restricted Voting Shares and the Class B Non-Voting Shares to such U.S. Holder will be equal to the aggregate adjusted cost base to the U.S. Holder of the converted shares immediately before conversion. However, a U.S. Holder may be required to comply with the requirements of section 116 of the ITA as a result of the conversion, if the First Preferred Shares or Second Preferred Shares, as the case may be, do not remain listed on a prescribed stock exchange (which includes the TSX) at the time of such conversion. In addition, the Class A Restricted Voting Shares and the Class B Non-Voting Shares received on a conversion at a time when the First Preferred Shares or Second Preferred Shares as converted are “taxable Canadian property”, will be deemed to be taxable Canadian property, irrespective of whether such Class A Restricted Voting Shares and Class B Non-Voting Shares are themselves listed.

Exercise of Warrants

     No gain or loss will be realized by a U.S. Holder upon exercise of Warrants. When a Warrant is exercised, the cost to the U.S. Holder of the Class A Restricted Voting Shares thus acquired will be the aggregate of the adjusted cost base, for that U.S. Holder, of the Warrant and the price paid for the Class A Restricted Voting Shares upon exercise of the Warrant. The adjusted cost base of the Warrants acquired at the time of the plan of arrangement of Microcell under the Companies’ Creditor Arrangement Act (Canada) is equal to their fair market value on the issuance date.

     To the extent that a U.S. Holder receives a cash payment in lieu of a fractional share as a result of the exercise of a Warrant, the CCRA generally allows a shareholder who receives cash not exceeding $200 in lieu of a fractional share to recognize a capital gain or capital loss on the disposition of the fractional share in the taxation year in which the cash payment was received in lieu of the fractional share or, alternatively, to reduce the adjusted cost base of the shares received by such shareholder by the cash amount.

Expiry of Warrants

     The expiry of an unexercised Warrant will generally result in a capital loss to the U.S. Holder equal to the adjusted cost base of the Warrant immediately before its expiry. Provided that such Warrant consisted of “taxable Canadian property” to such U.S. Holder one-half of such loss will be considered an Allowable Capital Loss deductible against Taxable Capital Gains from “taxable Canadian property”. For more details on this issue, see the discussion above under the heading “Holding and Disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares”.

Exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares

     A U.S. Holder will not be subject to Canadian tax in respect of the exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares. The adjusted cost base of Class A Restricted Voting Shares into which the Class B Non-Voting Shares were exchanged will equal the adjusted cost base of the Class B Non-Voting Shares.

Holding and Disposition of First Notes and Second Notes

     Withholding tax is imposed under the ITA at a rate of 25% of the amount of interest which is or is deemed to be paid or credited, subject to reduction in accordance with the provisions of any applicable income tax treaty or convention. Under the Convention, the rate of withholding tax in respect of interest beneficially owned by a resident of the United States for the purposes of that convention is generally reduced to 10%. Moreover, under the Convention, interest paid to certain religious, scientific, literary, education or charitable organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such an organization, Microcell would not be required to withhold such tax from interest paid or credited to such organization.

     Based on the terms and conditions of the First Notes and Second Notes, the following consequences should arise to a U.S. Holder holding First Notes and/or Second Notes:

     Upon the conversion of the First Notes and Second Notes into Class A Restricted Voting Shares and Class B Non-Voting Shares, a U.S. Holder will generally be deemed to have received the amount of interest accrued or deemed to accrue to the date of such conversion.

     Interest which is or is deemed to be paid or credited by Microcell to a U.S. Holder who deals at arm’s length with Microcell on First Notes and Second Notes should not be subject to withholding tax under the ITA as a maximum of 25% of the principal amount of First Notes and Second Notes, as the case may be, will be payable within five years from the date on which they are issued. No other taxes on income (including Taxable Capital Gains) will be payable under the ITA in respect of the acquisition, holding, redemption or disposition of the First Notes and Second Notes or the receipt of interest, principal and premium (if any) thereon by a U.S. Holder.

Consequences to Microcell

     According to an advanced income tax ruling which has been obtained from CCRA in connection with the First Preferred Shares and Second Preferred Shares, such shares will meet, for at least the first five years following their issuance, the statutory requirements for such shares to qualify as Distress Preferred Shares and therefore dividends paid on those shares during that period will not result in Microcell being subject to tax under Part VI.1 of the ITA.

Certain U.S. Federal Income Tax Considerations

     The following is a summary of the principal U.S. federal income tax considerations applicable to an investment in Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Shares, Second Preferred Shares, Warrants, First Units or Second Units acquired pursuant to a redemption of First Preferred Shares or Second Preferred Shares, and First Notes or Second Notes constituting a part of the First Units or Second Units, in each case by a U.S. holder that holds such securities as capital assets within the meaning of the U.S. Internal Revenue Code of 1986, as amended, which we refer to herein as the “Code.” In this summary, we refer to Class A Restricted Voting Shares and Class B Non-Voting Shares collectively as “Common Shares,” to First Preferred Shares and Second Preferred Shares collectively as “Preferred Shares,” to Common Shares and Preferred Shares collectively as “Shares,” to First Units and Second Units collectively as “Units,” and to First Notes and Second Notes collectively as “Notes.”

     For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Shares, Warrants, Units or Notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

     If a partnership holds Shares, Warrants, Units or Notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.

     This summary is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

     This summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors who are U.S. holders are strongly urged to consult their own tax advisors with respect to the tax consequences of an investment in Shares, Warrants, Units or Notes based on their particular circumstances, including any consequences of an investment in Shares, Warrants, Units or Notes arising under state or local tax law or foreign tax laws of jurisdictions outside of the United States.

Shares

Distributions

     Distributions on Shares, whether in cash or in property, that are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in income by a U.S. holder as a dividend when actually or constructively received. The amount of the dividend will equal the amount of cash and the fair market value of the property received. To the extent a U.S. holder receives a distribution that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital that reduces the holder’s adjusted tax basis in the relevant Shares (to the extent of such basis) and thereafter as taxable gain from the sale or exchange of such Shares. Generally, the dividends received deduction and Code section 1059 extraordinary dividend provisions will not apply to U.S. holders.

     For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation. For this purpose, we believe that we are a qualified foreign corporation. Such dividends generally are eligible for the preferential tax rates except to the extent that the individual (1) holds a share of stock for 60 days or less during the 120-day period beginning 60 days before the ex-dividend date (or, in the case of certain preferred stock, 90 days or less during the 180-day period beginning 90 days before the ex-dividend date) as measured under Section 246(c) of the Code, (2) is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) elects to treat the dividend as investment income for purposes of determining the amount of deductible investment interest under Section 163(d)(4)(B) of the Code. Further, if an individual receives, with respect to any share of stock, an extraordinary dividend (within the meaning of Section 1059(c) of the Code) eligible for the preferential tax rates, any loss on a subsequent sale of the stock is treated as a long-term capital loss to the extent of the extraordinary dividend.

     Dividends paid in Canadian dollars (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. holder, regardless of whether the Canadian dollars are converted to U.S. dollars at that time. U.S. holders should consult their own tax advisors regarding the possible effect and rate of any Canadian withholding tax and the reduction of such withholding rate under the income tax treaty between the United States and Canada.

     In the case of certain preferred stock that is redeemable at a premium, Code section 305 provides that the premium generally must be taken into income by a holder as a deemed distribution (generally treated as described above) under an economic accrual method over the period ending with the redemption date. Generally, the premium includes both (1) the excess of the redemption value over the initial stated value and (2) the excess of the initial stated value over the “issue price” of the preferred stock (i.e., its purchase price or initial fair market value). Although the application of these rules to the Preferred Shares is not entirely clear, the economic accrual rules will likely apply to the Preferred Shares. U.S. holders should consult their tax advisors about the application of these rules to the Preferred Shares.

Sales, Exchanges, Redemptions and Conversions

     Upon the sale, exchange or other disposition of Shares to a person other than us, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Shares. Such gain or loss will be long-term capital gain or loss if the Shares have been held for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized on or after May 6, 2003, and before January 1, 2009, will be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

     A redemption of Preferred Shares for cash or for First Units or Second Units will be treated under Code section 302 as a taxable distribution (generally treated as described above under “Distributions”) unless the redemption (1) results in a “complete termination” of the holder’s stock interest in our company under Code section 302(b)(3); (2) is “substantially disproportionate” with respect to the holder under Code section 302(b)(2); or (3) is “not essentially equivalent to a dividend” with respect to the holder under Code section 302(b)(1). In determining whether any of these tests has been met, Shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Code section 318, as well as Shares actually owned, generally must be considered.

     If any of the above three tests is met, the redemption of the Preferred Shares for cash or for First Units or Second Units will be treated as a sale of the Preferred Shares and will result in the recognition of gain or loss equal to the difference between the amount of cash or the amount of First Units or Second Units received (including the “issue price” of the First Notes or Second Notes received) and the adjusted tax basis in the Preferred Shares redeemed. Such gain or loss will be taxed as described above.

     Generally, a U.S. holder will recognize no gain or loss upon a conversion of Preferred Shares to Common Shares or upon redemption at maturity of Preferred Shares for Common Shares. The U.S. holder’s adjusted tax basis in the Common Shares received in the conversion or redemption will generally equal the holder’s adjusted tax basis in the Preferred Shares so converted or redeemed. It is possible that, under Code section 305, a redemption of Preferred Shares at maturity for Common Shares could result in a taxable constructive distribution (generally treated as described above under “Distributions”) to a U.S. holder. U.S. holders should consult their tax advisors regarding that possibility.

     A U.S. holder will recognize no gain or loss upon an exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares. The U.S. holder’s adjusted tax basis in the Class A Restricted Voting Shares received in the exchange will equal the holder’s adjusted tax basis in the Class B Non-Voting Shares exchanged therefor, and the U.S. holder’s holding period for the Class A Restricted Voting Shares will include the holding period for the Class B Non-Voting Shares exchanged therefor.

Warrants

     Upon the exercise of Warrants with cash, a U.S. holder will not recognize gain or loss and will have a tax basis in the Common Shares acquired pursuant to such exercise equal to such holder’s tax basis in the exercised Warrants plus the exercise price. The holding period for such Common Shares will commence on the date of exercise of the Warrants.

     Upon the sale, exchange or other disposition of a Warrant, a U.S. holder will recognize gain or loss in an amount equal to the amount realized and the U.S. holder’s tax basis in the Warrant. Such gain or loss will be long-term capital gain or loss if the Warrant has been held for more than one year, and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations.

     If a Warrant expires unexercised, a U.S. holder will recognize a capital loss equal to the holder’s tax basis in the expired Warrant.

Units

     The discussion in this section assumes the Notes, when issued, will be properly treated as indebtedness for U.S. federal income tax purposes.

     The Notes will be issued with original issue discount for U.S. federal income tax purposes, which generally requires a holder to accrue ordinary income on a constant yield to maturity basis, regardless of the receipt of cash payments.

     Notes that are part of Units purchased subsequent to their original issuance may be subject to the market discount or bond premium rules.

     Upon the sale, exchange or other disposition of a Unit, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Unit. Such gain or loss will be long-term capital gain or loss (except to the extent of recognized accrued market discount arising from the Note) if the Unit has been held for more than one year and otherwise will be short-term capital gain. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. A holder’s adjusted tax basis in a Unit will include the adjusted tax basis in the Note constituting a part of the Unit, which generally will equal the “issue price” of the Note, increased by the original issue discount that the holder previously included in income (and reduced by any cash payments).

     A U.S. holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Shares except with respect to cash received in lieu of a fractional share. Cash received in lieu of a fractional share upon conversion will be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share). A U.S. holder’s tax basis in the Common Shares received on conversion of a Note will be the same as such holder’s adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Shares received on conversion will generally include the holding period of the Note converted.

     U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of converting a voting Unit into a non-voting Unit or a conversion of a non-voting Unit into a voting Unit.

Constructive Dividends

     Under Code section 305, adjustments to the conversion ratio of Preferred Shares or Notes or to the exercise price of Warrants, or the failure to make any such adjustments, may result in the receipt of taxable constructive distributions (generally treated as described above under “Shares – Distribution” by the holders of Preferred Shares, Notes, Warrants or, in certain cases, holders of Common Shares, regardless of whether or not there is an associated distribution of cash or property.

Foreign Currency and Foreign Tax Credit Considerations

     U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of foreign currency exchange gain or loss arising from the receipt of Canadian dollars or the acquisition, ownership or disposition of Canadian dollar-denominated securities.

     For U.S. foreign tax credit limitation purposes, dividends, interest (including additional amounts, if any) and original issue discount generally will be treated as foreign source income, and gain or loss recognized on the sale, exchange or other disposition of Shares, Warrants or Units generally will be treated as from U.S. sources. To the extent Canadian withholding tax is payable in respect of a distribution or payment to a U.S. holder, such holder may be eligible for a foreign tax credit or deduction. Further, foreign source income has an effect on a U.S. holder’s ability to absorb foreign tax credits. The rules relating to U.S. foreign tax credits are extremely complex, and U.S. holders should consult their tax advisors regarding the application of the U.S. foreign tax credit rules to their particular situations.

Passive Foreign Investment Company Considerations

     The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock of, a “passive foreign investment company,” which we refer to as a “PFIC.” A foreign corporation, such as our company, will be treated as a PFIC if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.

     We do not believe that we are currently a PFIC, and we anticipate that we will not become a PFIC. If we become a PFIC, U.S. holders of Shares or Warrants may become subject to adverse U.S. federal income tax consequences. U.S. holders should consult their tax advisors regarding the consequences and possible ameliorative actions.

Backup Withholding and Information Reporting

     The payment within the United States of dividends or interest on, or the proceeds from a disposition of, Shares, Warrants or Units, in each case held by certain non-corporate holders may be subject to U.S. information reporting rules. Such payments may also be subject to U.S. backup withholding at the applicable backup withholding rate, unless a holder provides a taxpayer identification number and satisfies certain other conditions or otherwise establishes an exemption under the Code. Backup withholding is not an additional tax, and may be credited against a holder’s U.S. federal income tax liability or refunded if the amounts so withheld exceed the holder’s U.S. federal income tax liability.

DOCUMENTS ON DISPLAY

     Any documents referred to in this annual report may be inspected at the office of the Company at 800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada, H5A 1K3.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

PRE- REORGANIZATION

Qualitative Market Risk Disclosures

Market Risk

     As of December 31, 2002, the Company was involved in its debt restructuring process. In July 2002, the Company unhedged its currency exposure on the 2009 Notes, which had an accreted value of U.S.$270.0 million, generating a total net proceeds of approximately Cdn.$40.6 million. As of December 31st 2002, all of the other hedging instruments of Old Microcell were also terminated.

Quantitative Market Risk Disclosure

Fair Value

     The fair value of the Senior Discount Notes due in 2006, 2007 and 2009 is determined based on an amount quoted on the over-the-counter market as at December 31st 2002.

     The fair value of the swaps and the options is determined based on market rates prevailing at the balance sheet date obtained from the Company’s financial institutions for similar derivative instruments.

     Sensitivity is tested based upon the new debt structure, i.e. post effectiveness of the Plan.

Balance Sheet Positions as of Dec 31, 2002

(Dollars in Thousands)	2002	Thereafter

ASSETS
Cash and cash equivalents ($)	110,324	n/a
Weighted-average interest rate (%)	3.8	n/a

(Dollars in Thousands)		2002	Thereafter

LIABILITIES
Long-term debt, including current portion (fixed rate):
Senior discount notes:
Principal/Accreted	Fair value
Due in 2006 ($)	1,986	284,819	n/a
Accreted interest ($)	2,612	374,575	n/a
Due in 2007 ($)	1,500	250,000	n/a
Accreted interest ($)	1,077	179,443	n/a
Due in 2009 ($)	1,394	237,387	n/a
Accreted interest ($)	728	123,906	n/a
Interest rate
Due in 2006 (%)		14.000	n/a
Due in 2007 (%)		11.125	n/a
Due in 2009 (%)		12.000	n/a
Long-term debt, including current portion (floating rate):
Senior secured term loans:
Principal
Tranche A ($)		143,640	n/a
Tranche B ($)		79,955	n/a
Tranche C ($)		17,860	n/a
Tranche D ($)		33,345	n/a
Tranche E ($)		215,984	n/a
Tranche F ($)		99,264	n/a
Interest rate
Tranche A (%)		5.50	n/a
Tranche B (%)		6.25	n/a
Tranche C (%)		5.50	n/a
Tranche D (%)		5.50	n/a
Tranche E (%)		6.50	n/a
Tranche F (%)		6.75	n/a

POST- REORGANIZATION

Qualitative Market Risk Disclosures

Market Risk

     As most of the Company’s revenues are expected to be received in Canadian dollars, the Company is exposed to foreign exchange risk on repayments at maturity of the Tranche B Debt denominated in U.S. dollars. The Company uses derivatives such as foreign exchange swap agreements to manage certain elements of its cash flow exposure resulting from foreign exchange fluctuations. The Company does not hold derivatives for trading purposes.

     It is the Company’s policy to enter into foreign currency and other hedging transactions to manage financial risk exposures and to protect cash flow from market volatility, while minimizing the costs associated with any hedging program. To date, the Company has hedged its foreign exchange risk exposure to mitigate the impact of changes in foreign exchange rates on its cash flow (100% of permitted equivalent of Cdn.$100.0 million denominated in U.S. dollars).

Interest Rate Risk Management

     Of the secured term loans, the Tranche B Debt of Cdn.$300.0 million has a floating interest rate. A fluctuation of one percentage point would affect cash flow by approximately Cdn.$7.6 million over the maturity period (2008) of the Tranche. The other Term Loan, carrying a floating interest rate is the Tranche A Exit Facility of Cdn.$25.0 million which remains undrawn as of May 2003. In the case that the Tranche A Exit Facility was fully drawn, a one percentage point change in interest rates could affect the Company’s cash flow by approximately Cdn.$0.25 million annually up to 2006. As of May 2003, the Company did not hold any interest rate swap agreements related to interest rate exposure.

     As the Company’s policy is to hold all cash equivalents and short-term investments to maturity, short-term fluctuations in interest rates would not impact the realization value of these investments.

Foreign Exchange Risk Management

     The Company’s objective in managing foreign exchange risk is to protect against cash flow and balance sheet volatility resulting from changes in foreign exchange rates. Long-term debt denominated in U.S. dollars exposes the Company to changes in foreign exchange rates. Starting on May 23rd, 2003, a foreign exchange swap instrument was used to convert U.S.$35.8 million of debt into Cdn.$50.0 million of debt. This foreign exchange swap has resulted in a favorable position of Cdn.$1.9 million. Starting on June 16th, 2003, a foreign exchange swap instrument was used to convert the remaining U.S.$36.9 million of debt into Cdn.$50.0 million of debt. This foreign exchange swap has resulted in a favorable position of Cdn.$3.4 million.

     Only the U.S. dollars portion of Tranche B Debt carries a foreign exchange risk (U.S. dollar equivalent of Cdn.$195.0 million, over Cdn.$300 million, is denominated in U.S. dollars). Thus, the unhedged Cdn.$95.0 million denominated in U.S. dollars exposes the Company to approximately Cdn.$3.1 million of foreign exchange loss for a fluctuation of 1% in the Canadian dollar to the U.S. dollar up to the Tranche’s maturity in 2008.

Quantitative Market Risk Disclosure

Interest Rate Sensitivity

     The following table provides information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For short-term investments, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates.

     For long-term debt, the table presents principal cash flows and related interest by expected maturity dates.

Interest Rate Sensitivity

(Dollars in Thousands)	2003	2004	2005	2006	2007	Thereafter	Total

LIABILITIES
Long-term debt, including current portion:
Secured Loans
Tranche A Exit Facility ($)	Undrawn	Undrawn	Undrawn	Undrawn	N/A	—	—
Tranche B Debt ($)	7,500	10,000	10,000	15,000	15,000	242,500	300,000
Tranche C Notes ($)(1)	—	—	—	—	—	109,594	109,594
Interest rate
Tranche A Exit Facility (%)	—	—	—	—	N/A
Tranche B Debt (%)	5.5	6.0	6.5	7.0	7.5	8.0	N/A
Tranche C Notes (%)	8.0	8.0	8.0	8.0	8.0	8.0	N/A

(1) This amount includes accredited interest.

Foreign Currency Sensitivity

     The following table provides information about the Company’s financial instruments by functional currency and presents such information in Canadian dollar equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including currency denominated debt obligations. For foreign currency denominated debt obligations, the table presents principal cash flows, related interest rates by expected maturity dates and the assumed applicable current average forward foreign currency exchange rates.

Foreign Currency Sensitivity

(Dollars in Millions)	2003	2004	2005	2006	2007	Thereafter	Total

LONG-TERM DEBT DENOMINATED IN FOREIGN CURRENCY ($US)
Canadian dollars:
Secured Loan
Tranche B Debt ($)	5,000	6,667	6,667	10,000	10,000	161,667	200,000
Interest rate – Floating
Tranche B Debt (%)	5.50	6.00	6.50	7.00	7.50	8.00	N/A
Forward foreign currency exchange rate ($)
Tranche B Debt ($)
Swap (May 23, 2003) ($)	50,000						50,000
Forward F/X Rate
(Cdn/US)	1.3986						1.3986
Swap (June 16, 2003) ($)	50,000						50,000
Forward F/X Rate
(Cdn/US)	1.3548						1.3548

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Incorporated by reference in this annual report is: (1) the section entitled “The Plan” presented at pages 27 to 50 of the Circular filed on Form 6-K on February 20, 2003; and (2) the material change report filed on Form 6-K on January 6, 2003.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Incorporated by reference in this annual report is: (1) the section entitled “Development and Description of the Plan” presented at pages 30 to 35 of the Circular filed on Form 6-K on February 20, 2003; and (2) the material change report filed on Form 6-K on January 6, 2003.

ITEM 15 — CONTROLS AND PROCEDURES

     As of a date (the “evaluation date”) within 90 days prior to the date of this report, Microcell Telecommunications Inc. conducted an evaluation (under the supervision and with the participation of Microcell Telecommunications Inc.’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of Microcell’s disclosure controls and procedures. Based on this evaluation, Microcell’s chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by Microcell in reports it files or submits under the

Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     Since the evaluation date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. A. — AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16. B. — CODE OF ETHICS

Not applicable

ITEM 16. C. — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable

PART III

ITEM 17 — FINANCIAL STATEMENTS

Not applicable

ITEM 18 — FINANCIAL STATEMENTS

     The financial statements contained in this item 18 are the audited consolidated financial statements for the year ended December 31, 2002 of Old Microcell, and do not contain information pertaining to subsequent developments, including the consummation of the Plan and Microcell’s succession to Old Microcell, except for note 1. The financial statements appearing in this item may use different defined terms than those appearing elsewhere in this annual report on Form 20-F.

AUDITORS’ REPORT

To the Shareholders of
Microcell Telecommunications Inc.

     We have audited the consolidated balance sheets of Microcell Telecommunications Inc. as at December 31, 2002 and 2001, and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

     As described in note 3, in 2002, the Company has changed its method of accounting for goodwill and other intangible assets, stock-based compensation and other stock-based payments and consideration given by a vendor to a customer or a reseller of the vendor’s product.

Montréal, Canada,	Chartered Accountants
January 31, 2003 (except for note 1 which is as at May 1, 2003)

Microcell Telecommunications Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
(In thousands of Canadian dollars)

	Pro forma
	2002	2002	2001
	$	$	$

	(note 1)		(Restated
	(Unaudited)		note 3)
ASSETS (note 11)
Current assets
Cash and cash equivalents	26,979	26,979	19,005
Short-term investments and marketable securities (note 4)	83,345	83,345	159,524
Receivables (note 5)	71,813	71,813	85,973
Receivables from related companies	866	866	489
Inventories	19,527	19,527	19,897
Other current assets	30,740	39,616	40,604

Total current assets	233,270	242,146	325,492
Capital assets (note 6)	312,113	655,646	764,048
Intangible assets (note 7)	250,410	2,727	226,126
Long-term investments (note 8)	10,671	10,671	34,983
Deferred charges and other assets (note 9)	1,664	1,664	44,610

	808,128	912,854	1,395,259

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities
Related companies	23	23	445
Other (note 10)	51,536	132,306	106,334
Deferred revenues	37,573	37,573	38,115
Current portion of long-term debt (note 11)	7,500	7,500	16,523

Total current liabilities	96,632	177,402	161,417
Long-term debt (note 11)	342,500	2,032,678	1,887,048
Deferred income tax liabilities (note 16)	—	—	73,519

	439,132	2,210,080	2,121,984

Shareholder’s deficiency
Share capital (note 12)	368,996	1,167,678	1,167,371
Warrants (note 12)	—	1,770	2,077
Deficit	—	(2,466,674)	(1,896,173)

	368,996	(1,297,226)	(726,725)

	808,128	912,854	1,395,259

Commitments (note 17)
Contingency (note 21)

See accompanying notes

On behalf of the Board:

André Tremblay (signed) Director, President and Chief Executive Officer	Charles Sirois (signed) Chairman of the Board

Microcell Telecommunications Inc.

CONSOLIDATED STATEMENTS
OF LOSS AND DEFICIT

Years ended December 31
(In thousands of Canadian dollars, except for per-share data)

	2002	2001	2000
	$	$	$

		(Restated	(Restated
		note 3)	note 3)
Revenues
Services	566,706	509,082	365,665
Equipment sales	24,356	32,408	40,321

	591,062	541,490	405,986

Costs and expenses (note 14)
Cost of products and services	285,252	336,753	306,391
Selling and marketing	105,386	115,638	119,049
General and administrative	109,412	98,902	92,878
Depreciation and amortization	242,416	177,990	131,304

	742,466	729,283	649,622

Operating loss before impairment of intangible assets and restructuring charges	151,404	187,793	243,636
Impairment of intangible assets (note 7)	223,399	—	—
Restructuring charges (note 15)	7,494	5,226	—

Operating loss	382,297	193,019	243,636
Interest income	(5,479)	(6,553)	(20,341)
Interest expense	216,256	215,888	185,471
Financing charges	10,573	8,349	8,742
Foreign exchange loss (gain)	(926)	51,129	24,638
Write-down of deferred financing costs and deferred gain and loss on financial instruments (note 9)	16,947	—	—
Gain on financial instruments (note 9)	(6,570)	—	—
Net gain on disposal of investments (note 8)	—	—	(285,967)
Loss in value of investments, marketable securities and other assets (notes 4, 8 and 9)	16,086	33,093	248,336
Share of net loss (net income) in investees (note 8)	13,212	5,282	(20,573)

Loss before income taxes	642,396	500,207	383,942
Income tax benefit (note 16)	(71,895)	(1,722)	(115,515)

Net loss	570,501	498,485	268,427
Deficit, beginning of year	1,896,173	1,397,688	1,129,261

Deficit, end of year	2,466,674	1,896,173	1,397,688

Basic and diluted loss per share (note 13)	2.37	4.56	2.79

See accompanying notes

Microcell Telecommunications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(In thousands of Canadian dollars)

	2002	2001	2000
	$	$	$

OPERATING ACTIVITIES
Net loss	(570,501)	(498,485)	(268,427)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	242,416	177,990	131,304
Accreted interest on long-term debt	72,762	158,194	142,812
Financing charges	9,128	7,674	7,341
Foreign exchange loss (gain)	(493)	50,281	25,449
Write down of deferred financing costs and deferred gain and loss on financial instruments	16,947	—	—
Reversal of provision for sales tax	(13,806)	—	—
Deferred income taxes	(73,519)	(3,966)	(116,968)
Net gain on disposal of investments	—	—	(285,967)
Gain on financial instruments	(6,570)	—	—
Impairment of intangible assets	223,399	—	—
Loss in value of investments, marketable securities and other assets	16,005	33,079	248,336
Share of net loss (net income) in investees	13,212	5,282	(20,573)

	(71,020)	(69,951)	(136,693)

Changes in operating assets and liabilities
Decrease (increase) in trade receivables	15,941	(27,234)	(15,560)
Decrease (increase) in interest receivable	874	2,771	(1,067)
Decrease (increase) in taxes receivable	(2,655)	6,005	(1,970)
Increase in receivables from related companies	(377)	(489)	—
Decrease (increase) in inventories	370	17,545	(11,868)
Decrease (increase) in other current assets	42	4,409	(9,185)
Increase (decrease) in accounts payable and accrued liabilities	16,385	(61,289)	52,837
Increase (decrease) in deferred revenues	(542)	5,979	17,774

	30,038	(52,303)	30,961

Cash used in operating activities	(40,982)	(122,254)	(105,732)

INVESTING ACTIVITIES
Reduction of (additions to) short-term investments	75,262	(157,985)	23,919
Reduction of (additions to) short-term investments – restricted	—	120,710	(120,710)
Proceeds from sale of marketable securities	589	72,804	87,128
Additions to capital assets	(124,683)	(277,395)	(257,191)
Additions to intangible assets	—	(130,000)	(20,000)
Additions to deferred charges and other assets	(2,377)	(9,488)	(6,756)
Additions to long-term investments	(1,351)	(2,535)	(35,965)
Proceeds from termination of derivative instruments	31,041	—	—
Proceeds from long-term investments	949	—	—

Cash used in investing activities	(20,570)	(383,889)	(329,575)

FINANCING ACTIVITIES
Issuance of shares	—	450,755	402,426
Share issuance costs	—	(11,434)	(5,523)
Increase in long-term debt	100,000	270,813	67
Repayment of long-term debt	(10,732)	(270,809)	(92)
Financing costs	(19,742)	(1,555)	(125)

Cash provided by financing activities	69,526	437,770	396,753

Increase (decrease) in cash and cash equivalents for the year	7,974	(68,373)	(38,554)
Cash and cash equivalents, beginning of year	19,005	87,378	125,932

Cash and cash equivalents, end of year	26,979	19,005	87,378

Additional information
Interest paid	82,348	49,933	43,863
Income taxes paid	2,294	2,249	1,289

See accompanying notes

1. DESCRIPTION OF BUSINESS AND REORGANIZATION

Description of business

Microcell Telecommunications Inc. (“Microcell”) was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through five wholly owned subsidiaries (collectively, the “Company”) which are: Microcell Capital II Inc. (“Microcell Capital”), Microcell Connexions Inc. (“Microcell Connexions”), Microcell Labs Inc. (“Microcell Labs”), Microcell Solutions Inc. (“Microcell Solutions”) and Inukshuk Internet Inc. (“Inukshuk”).

The Company carries on its operations through three strategic business segments: Personal Communications Services (“PCS”), Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations (the “PCS License”) awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the license are identical to those established for the first license in April 1996. Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems (“MCS”) technology in the 2500 MHz range. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation which may be significant.

The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company’s ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company’s Senior Discount Notes due in 2006 (the “2006 Notes”) and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company’s secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

1. DESCRIPTION OF BUSINESS AND REORGANIZATION (CONT’D)

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors’ meeting and the affected unsecured creditors’ meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies’ Creditors Arrangement Act (“CCAA”) protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement (the “Circular”), which included a Plan of Reorganization and of Compromise and Arrangement (the “Plan”), setting out the terms of the Company’s proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company’s debt obligations by approximately $1.7 billion.

These consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company’s balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

Reorganization (unaudited)

The following is a summary of the principal transactions and corporate changes provided in the Plan.

(a)	A new company (“New Microcell”) would be incorporated under the Canada Business Corporations Act;

(b)	Microcell would cause the amalgamation of its principal subsidiaries (“Amalco”);

(c)	A reorganization of the share capital of Microcell would be completed;

(d)	New Microcell would subscribe for non-redeemable common shares of Microcell, the subscription price therefore being payable by way of a nominal cash consideration and delivery of an undertaking to deliver Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants upon the redemption by the Company of the current shareholdings;

(e)	Microcell would redeem the current shareholdings, for Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the capital of New Microcell as provided in the Plan and all of the issued and outstanding options or other rights to acquire shares of Microcell would be cancelled, without payment of any consideration;

(f)	Amalco’s Tranche B Debt and Tranche C Notes (if applicable) would be created having an aggregate Canadian dollar equivalent value as of the effective date of the Plan of $350,000,000;

(g)	Assuming an exchange rate of 1.5363, new Microcell would issue, to the secured creditors of Microcell (which are the holders of the Senior Secured Loans described in note 11), First Preferred Shares and Second Preferred Shares (Voting or Non-Voting Series) for an amount of $176,500,000 and $74,417,000 respectively, in consideration for equivalent principal amounts of the secured debt.

If the advance tax ruling requested by Microcell is not obtained regarding the qualification as distress preferred shares and, pursuant to the Plan, the administrative agent as agent on behalf of the secured creditors, elects to receive First Units and Second Units on the effective date of the Plan in lieu of First Preferred Shares and Second Preferred Shares, First Units and Second Units would be issued by New Microcell as distributions under the Plan;

1. DESCRIPTION OF BUSINESS AND REORGANIZATION (CONT’D)

(h)	Assuming an exchange rate of 1.5363, new Microcell would issue, to the affected unsecured creditors (which are the holders of the Senior Discount Notes described in note 11), Second Preferred Shares (Voting or Non-Voting series) in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009, if the secured creditors elect to receive First and Second Preferred Shares;

If the secured creditors elect to receive First and Second Units, New Microcell would issue, to the affected unsecured creditors, Second Units in the amount of $74,417,000, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $43,293,000 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009,

(i)	New Microcell would issue to the current shareholders Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the aggregate amount of $369,000;

The pro forma column of the balance sheet reflects the acceptance and implementation of the Plan on the assets and liabilities included in the December 31, 2002 consolidated balance sheet, including revaluation adjustments as a result of comprehensive revaluation as if the Plan was implemented at that date. The final adjustments may change based on the value of the assets and liabilities on the implementation date of the plan.

1. DESCRIPTION OF BUSINESS AND REORGANIZATION (CONT’D)

	Microcell			Microcell
	as at	Pro Forma		Pro Forma as at
	December 31, 2002	Adjustments		December 31, 2002
	$	$		$

		(Unaudited)		(Unaudited)
Current assets
Cash and cash equivalents	26,979	—		26,979
Short-term investments and marketable securities	83,345	—		83,345
Receivables	71,813	—		71,813
Receivables from related companies	866	—		866
Inventories	19,527	—		19,527
Other current assets	39,616	(8,876)	(i )	30,740

	242,146	(8,876)		233,270
Capital assets	655,646	(343,533)	(i )	312,113
Intangible assets	2,727	247,683	(i )	250,410
Long-term investments	10,671	—		10,671

Deferred charges and other assets	1,664	—		1,664

	912,854	(104,726)		808,128

Current liabilities
Accounts payable and accrued liabilities:
Related companies	23	—		23
Other	132,306	(80,770)	(i) (ii) (iii)	51,536
Deferred revenues	37,573	—		37,573
Other current liabilities:
Senior Secured Term Loans	7,500	—	(ii)	7,500

	177,402	(80,770)		96,632
Long-term liabilities:
Senior Secured Term Loans	582,548	(240,048)	(ii)	342,500
Senior Discount Notes	1,450,130	(1,450,130)	(iii)	—

	2,210,080	(1,770,948)		439,132

Share capital and Warrants (note 1 h and I)	1,169,448	(1,169,079)	(iv)	368,996
		250,917	(ii)
		117,710	(iii)
Deficit	(2,466,674)	2,466,674	(i )	—

	(1,297,226)	1,666,222		368,996

	912,854	(104,726)		808,128

1. DESCRIPTION OF BUSINESS AND REORGANIZATION (CONT’D)

Pro forma adjustments (unaudited)

(i)	This unaudited pro forma balance sheet of Microcell has been prepared on the fresh start basis of accounting. The Company’s financial advisors assisted in the determination of the enterprise value of the Company assuming effectiveness of the Plan, and a range of value was developed. The final enterprise value utilized was $718,996,000, which has been allocated between long-term debt of $350,000,000 and equity of $368,996,000. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of Microcell has been done based on this enterprise value. Pursuant to this revaluation the Company assigned a value, calculated at management’s best estimate, to Microcell’s intangible assets, which are, the PCS Licenses at $189,356,000, the Customer list at $32,356,000 and the Fido® brand name at $28,698,000 The Customer list will be amortized over 30 months. The PCS Licenses and the Fido® brand name were determined to have an indefinite life and will not be amortized but will be tested for impairment on an annual basis;

(ii)	Pursuant to the Plan, the existing Senior Secured Term Loans and the net payable to the secured creditors with respect to the cross currency and interest rate swaps terminated in December 2002 (see note 9) will be converted into new Tranche B Debt ($300,000,000) and Tranche C Notes ($50,000,000) as well as First Preferred Shares or First Units ($176,500,000) and Second Preferred Shares or Second Units ($74,417,000);

(iii)	Pursuant to the Plan, the existing Senior Discount Notes and the unpaid accrued interest will be converted into Second Preferred Shares or Second Units for an amount of $74,417,000 and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants for an aggregate amount of $43,293,000;

(iv)	Pursuant to the Plan, the current shareholdings will be converted into Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants for an aggregate amount of $369,000;

(v)	This unaudited pro forma balance sheet has been prepared in accordance Canadian GAAP. No material adjustments to this unaudited pro forma balance sheet would be required to conform with U.S. GAAP and the accounting principles and practices required by the SEC, except as related to the First and Second Preferred Shares as well as to the First and Second Units.

Under U.S. GAAP, redeemable preferred shares subject to mandatory redemption requirements that are outside the control of the issuer are excluded from “shareholders’ equity (deficiency)” and presented separately in the issuer’s balance sheet between liabilities and shareholders’ equity (deficiency). Under Canadian GAAP, such shares are presented as equity ($325,334,000 at December 31, 2002, on a pro-forma basis). The FASB is in the process of finalizing a new standard dealing with accounting for liabilities and equity. The final standard, which is expected to be issued in the second quarter of 2003, may affect the balance sheet presentation of these instruments under U.S. GAAP.

As described above, the secured creditors have the option to receive First and Second Units instead of First and Second Preferred Shares. Under Canadian GAAP these First and Second Units are presented as equity. Under U.S. GAAP these instruments would be classified as debt instruments.

The following table outlines the adjustments to the unaudited pro forma balance sheet that would be required to conform with U.S. GAAP.

1. DESCRIPTION OF BUSINESS AND REORGANIZATION (CONT’D)

		First and		First and
		Second Preferred Shares		Second Units

	Microcell		Microcell		Microcell
	Pro Forma as at		Pro Forma as at		Pro Forma as at
	December 31, 2002	Pro Forma	December 31, 2002	Pro Forma	December 31, 2002
	Canadian GAAP	Adjustments	U.S. GAAP	Adjustments	U.S. GAAP

Current portion of long-term debt	7,500	—	7,500	—	7,500
Long-term debt:
Senior Secured Term Loans	342,500	—	342,500	—	342,500
First Units	—	—	—	176,500	176,500
Second Units	—	—	—	148,834	148,834

Total long-term debt
(including current portion)	350,000	—	350,000	325,334	675,334

First and Second Preferred Shares	—	325,334	325,334	(325,334)	—
Shareholders’ equity (deficiency)
Share capital and Warrants	368,996	(325,334)	43,662	—	43,662

Other information regarding the Plan (unaudited)

(i)	The Plan should result in a forgiveness of indebtedness of approximately $1,100,000,000, for tax purposes, that is expected to reduce the Company’s non-capital losses by approximately $140,000,000 and capital losses by approximately $960,000,000.

Management is under the assumption that non-capital losses of approximately $2,000,000,000 and the undepreciated capital costs of depreciable property of approximately $310,000,000 of the new subsidiary created pursuant to the Plan, as described in note 1(b), should be preserved. The losses will expire in the years 2003 through 2008. The use of these losses will generally be restricted in future years to profits from the Microcell and similar businesses. The amounts of these tax attributes and the expiration dates may vary, as they are dependent on the Plan and valuation matters. The tax benefits of the losses and net deductible temporary differences have not been recorded in the unaudited pro forma balance sheet of Microcell.

(ii)	The long-term debt after giving effect to the Plan consists of Senior Secured Term Loans, in the aggregate amount of $350,000,000 which are divided into Tranche B Debt and Tranche C Notes as follows:

Term loan (Tranche B Debt) consisting of a Canadian dollar Series in the amount of $100,000,000 and a U.S. dollar Series with a principal amount equivalent to Canadian $200,000,000, bearing interest at the Tranche A Exit Facility’s rate plus 0.5%, payable in quarterly installments starting in June 2003 and maturing in December 2008. The Tranche B Debt will be collateralized by a second lien on all assets post-reorganization, subject to customary exceptions and covenants. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount in 2003; 3.33% in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008.

Tranche C Notes in the amount of $50,000,000, bearing interest at 8.0% paid semi-annually at the Company’s discretion (i) in cash; or (ii) accruing and compounding such interest semi-annually until paid, due on the tenth anniversary of the effective date of the Plan. Mandatory prepayments are as follows: amount remaining of any excess cash flow from operations and asset sales not previously applied (subject to customary exceptions), determined on an annual basis, to be applied first to pay accrued but unpaid interest and any balance to mandatory prepayments of principal, subject to maximum of 25% of principal amount in the aggregate (except as to major sales of assets) during the first five years. The Tranche C Notes will be collateralized by a third lien on all assets post-reorganization, subject to customary exceptions and covenants.

In addition to the Tranche B Debt and the Tranche C Notes, the Company may borrow an amount between $25,000,000 and $75,000,000 as Tranche A Exit Facility in the form of a revolving credit loan with its terms to be negotiated with the lender(s) thereof. The Tranche A Exit Facility will be collateralized by a first lien on all assets post-effectiveness of the Plan, subject to customary exceptions and covenants.

1. DESCRIPTION OF BUSINESS AND REORGANIZATION (CONT’D)

(iii)	The authorized share capital after giving effect to the Plan would be as follows:

An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares (convertible under certain conditions into First Preferred Non-Voting Shares or Class A Restricted Voting Shares) and First Preferred Non-Voting Shares (convertible under certain conditions into First Preferred Voting Shares or Class B Non-Voting Shares), with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

An unlimited number of Second Preferred Shares, issuable as Second Preferred Voting Shares (convertible under certain conditions into Second Preferred Non-Voting Shares or Class A Restricted Voting Shares) and Second Preferred Non-Voting Shares (convertible under certain conditions into Second Preferred Voting Shares or Class B Non-Voting Shares), with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the effective date of the Plan, based on a redemption price equal to the issuance price per share plus a premium equivalent to the unpaid dividends;

An unlimited number of Class A Restricted Voting Shares;

An unlimited number of Class B Non-Voting Shares;

2005 Warrants and 2008 Warrants;

First Units consisting of (i) Subordinated Convertible 9% notes in an amount equal to the First Preferred Shares Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the First Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow) and a term to maturity equal to the term to maturity of the First Preferred Shares (or remainder thereof, as the case may be) and (ii) a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting and non-dividend bearing series of First Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The First Units shall be senior in right of payment to the Second Units.

Second Units consisting of (i) Subordinated Convertible 9% notes in an amount equal to the Second Preferred Shares Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the Second Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow) and a term to maturity equal to the term to maturity of the Second Preferred Shares (or remainder thereof, as the case may be) and (ii) a series of voting and non-dividend bearing First Preferred Shares or a series of non-voting shares and non-dividend bearing series of Second Preferred Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The Second Units shall be subordinate in right of payment to the First Units.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”) and to the accounting principles and practices required by the United States Securities and Exchange Commission (“SEC”) is shown in note 20.

Use of estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Long-term investments

Consolidation

The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures, if any, in which the Company participates. Intercompany transactions and balances are eliminated on consolidation.

Other

The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Revenue recognition

Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within cost of products and services.

Advertising costs

Advertising costs are expensed as incurred.

Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

Short-term investments

Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value.

Marketable securities

Marketable securities are recorded at the lower of cost and fair market value.

Inventories

Inventories consist of handsets, Subscriber Identity Module (“SIM”) cards and accessories held for resale, and are stated at the lower of cost (on a first-in, first-out basis) and replacement cost.

Capital assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are in service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network–Switches	10years
PCS network–Base stations	5years
Computer hardware and software	3years
Application hardware and software	5years
Office furniture and equipment	5years
Leasehold improvements	Term of the related leases

The costs of maintenance and replacement of minor items of capital assets are charged to maintenance expense. Renewals and improvements are capitalized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Intangible assets

Intangible assets consist of the Company’s PCS and MCS licenses. The Company has determined that both licenses have an indefinite useful life. Therefore no amortization is calculated but these intangible assets are tested for impairment on an annual basis. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Derivative instruments

Derivative financial instruments are utilized to reduce foreign currency and interest rate risk on the Company’s debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Foreign currency swap agreements are used to manage exchange rate exposures relating to certain debt instruments denominated in foreign currencies. Foreign currency swap agreements are designated as hedges of firm commitments to pay interest and principal on the foreign currency denominated debt, which would otherwise expose the company to foreign currency risk. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related foreign currency denominated debt.

Gains and losses on terminations of interest rate and foreign currency swap agreements or on termination of the Company’s designation of the hedging relationship are deferred under deferred gain or loss on financial instruments on the balance sheet and amortized as an adjustment to foreign exchange loss (gain) over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of loss at the time of extinguishment.

Financing costs

The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plans

The Company has stock option plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be realized or settled. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Foreign currency

The Company’s currency of measurement (functional currency) is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Common Shares, Class A Non-Voting Shares, Class B Non-Voting Shares and the total number of initial warrants exercisable for little or no cash consideration outstanding at the end of the period as if the warrants had been converted at the beginning of the period. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. As outlined in note 13, the number of shares used in calculating both basic and diluted earnings (loss) per share was adjusted retroactively as a result of the rights offering completed in 2001.

Recent developments

The Canadian Institute of Chartered Accountants (“CICA”) recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new standards and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standard No. 144.

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG-13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis.

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Revenue recognition

Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board’s Emerging Issues Task Force (the “Task Force”) issue 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products (EITF 01-9). The consensus reached by the Task Force indicates that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2002, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $20,941,000, $19,347,000 and $22,827,000 respectively. The adoption of EITF 01-9 did not have an effect on the Company’s net loss, operating measures or cash flows.

3. CHANGE IN CANADIAN ACCOUNTING POLICIES (CONT’D)

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock options granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. No such awards were granted in 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method (see note 12).

Goodwill and other intangible assets

Intangible assets consist of the Company’s PCS and MCS licenses. Effective January 1, 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants’ (CICA) Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS license it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS license has a finite life. The impact on the consolidated financial statements has been a reduction of the annual amortization of the PCS license in the amount of $140,000. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Foreign exchange gains and losses

Effective in 2001, the Company has retroactively adopted the new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19.

4. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

	2002	2001
	$	$

Short-term investments	83,181	158,443
Marketable securities	164	1,081
	83,345	159,524

During 2002, the Company reduced the value of its marketable securities to their net estimated realizable value. Accordingly, non-cash charges of $343,000 were recorded in 2002 ($5,066,000 in 2001 and $225,716,000 in 2000).

5. RECEIVABLES

	2002	2001
	$	$

Trade receivables	83,814	95,587
Allowance for doubtful accounts	(14,885)	(10,717)
Taxes receivable	2,866	211
Interest receivable	18	892
	71,813	85,973

Bad debt expenses for the twelve months ended December 31, 2002 amounted to $32,306,000 ($16,133,000 for 2001 and $11,297,000 for 2000).

6. CAPITAL ASSETS

	2002		2001

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	$	$	$	$

			(Restated - note 3)
PCS network Switches	533,511	199,433	474,994	124,984
Base stations	608,894	400,190	572,820	302,989
Computer hardware and software	26,426	22,432	26,444	18,609
Application hardware and software	198,215	110,413	171,027	61,522
Office furniture and equipment	32,588	23,196	31,250	18,338
Leasehold improvements	26,912	15,236	24,055	10,100

	1,426,546	770,900	1,300,590	536,542
Accumulated depreciation	(770,900)		(536,542)

Net carrying value	655,646		764,048

The PCS network includes both PCS network construction in progress, amounting to $1,036,000 in 2002 ($10,867,000 in 2001), and PCS network in service.

During 2002, the Company wrote down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization for the year ended December 31, 2002 included write-downs of $31,351,000 related to the network and application software in the PCS segment and $5,940,000 related to the portal in the Wireless Internet segment.

7. INTANGIBLE ASSETS

	2002	2001
	$	$

PCS Licenses	2,727	2,727
MCS Licenses	—	223,399

	2,727	226,126

In 2001, the Company acquired for $150,000,000 the 50% share in Inukshuk owned by Look Communications Inc., a company controlled, at that time, by a major shareholder of Microcell. This brought the Company’s total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is a License for spectrum in the 2500 MHz range from Industry Canada (the “MCS Licenses”) that can be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, was included in the cost of the MCS Licenses.

In the second quarter of 2002, the Company wrote down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223,399,000 has been recorded in 2002. A related deferred income tax recovery of $72,896,000 was also recorded.

8. LONG-TERM INVESTMENTS

	2002	2001
	$	$

Long-term investments, at equity	9,898	24,051
Long-term investments, at cost	773	10,932

	10,671	34,983

8.	LONG-TERM INVESTMENTS (CONT’D)

The Company, through Microcell Capital, has long-term investments accounted for at equity and at cost. The Company has committed to invest, in the form of a subscription for units, U.S.$10,000,000 in Argo II: the Wireless Internet Fund Limited Partnership (“Argo II”) and, as of December 31, 2002, U.S.$5,500,000 had been paid (U.S.$4,500,000 as at December 31, 2001). During 2002, the Company was asked to contribute an additional U.S.$500,000, as part of its original commitment. The Company asked for a grace period to pay its capital contribution and Argo II’s general partner agreed to postpone the payment until the end of the Company’s recapitalization. This investment has been reduced to its estimated fair value of nil as at December 31, 2002.

In light of management estimates and based on the decline in market conditions for high-technology companies during 2002, the Company reduced the value of certain other investments to their net estimated realizable value. Accordingly, non-cash charges of $11,805,000 were recorded in 2002 ($28,027,000 in 2001 and $22,620,000 in 2000). In addition, the Company recorded its share of net income (loss) in its equity investments, resulting in net losses of $13,212,000 and $5,282,000 in 2002 and 2001 respectively, and net income of $20,573,000 in 2000.

During 2000, the Company sold its equity investment in saraide.com inc. (“Saraide”) to InfoSpace and received in exchange 2,281,326 InfoSpace shares (stock-split adjusted) and an interest of 4.3% in the new company created by InfoSpace following this transaction (“Saraide, Inc.”), recorded at-cost by the Company. The resulting gain of $291,942,000, net of income taxes, and the corresponding deferred tax liabilities of $108,653,000, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108,653,000 was also recognized. Following this transaction, 961,894 InfoSpace shares were sold in 2000, at an average price of U.S.$61.19, resulting in a loss on disposal of $6,835,000.

9.	DEFERRED CHARGES AND OTHER ASSETS

	2002	2001
	$	$

Deferred financing costs	—	8,300
Derivative instruments	—	25,029
Other	1,664	11,281

	1,664	44,610

In conjunction with the new Tranche F of the senior secured term loans (see note 11), the Company paid, in 2002, $19,742,000 of financing costs which are being deferred and amortized over the term of the loan.

On July 15, 2002, the Company decided to unhedge the 2009 Notes and de-designate, for accounting purposes, the cross-currency swap on the principal balance of the 2009 Notes in the amount of U.S.$270,000,000. On that day, the Company terminated U.S.$220,000,000 of the U.S.$270,000,000 hedging agreements, generating net proceeds of $28,914,000 and a deferred gain of $17,778,000. A deferred gain of $3,298,000 was also generated on the remaining cross-currency swap (U.S.$50,000,000). These deferred gains are being amortized over the remaining life of the 2009 Notes.

In November 2002, the Company terminated U.S.$20,000,000 of the remaining U.S.$50,000,000 cross-currency hedging agreements and its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated net proceeds of $1,957,000, a deferred loss on the interest rate swaps of $2,398,000, which is being amortized over the remaining life of the senior secured loans covered by the hedging agreements and a gain on financial instruments of $2,267,000 on the cross-currency swap representing the appreciation in the fair market value of this swap since the date of its de-designation. In December 2002, all the remaining hedging agreements of the Company (U.S.$30,000,000 cross-currency swap and its two interest rate swaps on Tranches A and B of the senior secured loans) were terminated and generated a net payable to the counterparties of $9,370,000, a deferred loss on the interest rate swaps of $15,600,000 which is being amortized over the remaining life of the senior secured loans covered by the hedging agreements and a gain on financial instruments of $3,193,000 on the cross-currency swap representing the appreciation in the fair market value of this swap since the date of its de-designation.

The net gain on financial instruments of $6,570,000 includes the gains mentioned above as well as the amortization of the deferred gains generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($1,404,000) and to the amortization of the deferred losses generated by the termination of the interest rate swaps ($294,000).

9.	DEFERRED CHARGES AND OTHER ASSETS (CONT’D)

The Company wrote down $18,915,000 of deferred financing costs, $17,704,000 of deferred loss on financial instruments and $19,672,000 of deferred gain on financial instruments for a net total of $16,947,000 all of which related to the long-term debt in default (see note 1).

In addition, the Company wrote down $3,938,000 of deferred charges with respect to certain development projects.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES – OTHER

	2002	2001

	$	$

Accrued interest	64,055	8,283
Accounts payable – trade	33,135	29,993
Accounts payable – capital assets	5,858	11,264
Wages and benefits	11,355	26,919
Provisions and others	17,903	29,875

	132,306	106,334

3.	LONG-TERM DEBT

	2002	2001
	$	$

Senior Secured Term Loans	590,048	504,403
Series B Senior Discount Notes due 2006, interest payable semi-annually beginning June 1, 2002	659,394	665,747
Series A and B Senior Discount Notes due 2007, interest payable semi-annually beginning April 15, 2003	429,443	385,383
Series B Senior Discount Notes due 2009, interest payable semi-annually beginning December 1, 2004	357,638	321,364
Other	3,655	26,674

	2,040,178	1,903,571
Less current portion of principal	(7,500)	(16,523)

	2,032,678	1,887,048

The details on the Company’s long-term debt and contractual repayments as at December 31, 2002 and 2001 are disclosed without taking into consideration the Plan as discussed in note 1, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan.

The minimum contractual payments of long-term debt for the next five years are as follows: $59,882,000 in 2003; $68,575,000 in 2004; $81,325,000 in 2005; $948,396,000 in 2006; and $520,707,000 in 2007.

Senior Secured Loans

The Senior Secured Loans are divided into Senior Secured Revolving Credit Loans and Senior Secured Term Loans as follows:

Senior Secured Revolving Credit Loans

In conjunction with the senior secured lenders’ approval of the Plan (see note 1), the senior secured lenders and the Company mutually agreed, in December 2002, to terminate the senior secured revolving credit facility.

11.	LONG-TERM DEBT (CONT’D)

Senior Secured Term Loans

Tranche A
Term Loan of $151,200,000, bearing interest at the prime rate plus 1% (1.5% in 2001) or Bankers’ Acceptance rate plus 2% (2.5% in 2001), payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped to a fixed rate of 5.65% on $75,600,000 of the principal outstanding until December 2005. On the remaining balance of $75,600,000, the Company has swapped the floating interest to a fixed range of rates (4.83% to 5.93%). As at December 31, 2002, these hedging agreements are terminated (see note 9).

Tranche B
Term Loan of U.S.$50,923,411, bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006. The floating interest rate was swapped on the full amount to a fixed rate of 5.87% to March 1, 2006. As at December 31, 2002, this hedging agreement is terminated (see note 9).

Tranche C
Term Loan of $18,800,000 bearing interest at the prime rate plus 1% (1.5% in 2001) or Eurocanadian plus 2% (2.5% in 2001), payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.6% to December 30, 2005. As at December 31, 2002, this hedging agreement is terminated (see note 9).

Tranche D
Term Loan of $34,200,000, bearing interest at the prime rate plus 1% (1.5% in 2001) or Eurocanadian plus 2% (2.5% in 2001), payable in quarterly installments starting in September 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.63% to December 30, 2005. As at December 31, 2002, this hedging agreement is terminated (see note 9).

Tranche E
Term Loan of U.S.$137,551,000, bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

Tranche F
Term Loan of U.S.$62,920,783, bearing interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5%, payable in quarterly installments starting in March 2003 and maturing in February 2007.

As of December 31, 2002 and 2001, the full amounts were drawn on all Tranches of the Senior Secured Term Loans. Contractual repayments of Tranches A, B, C, D, E and F up to 2007 are as follows:

Tranches

	A	B	C	D	E	F
	% of principal	Equivalent to	% of principal	% of principal	Equivalent to	Equivalent to
	amount	C$	amount	amount	C$	C$

2003	25.0%	750	25.0%	20.0%	2,000	2,000
2004	30.0%	750	30.0%	37.5%	2,000	2,000
2005	37.5%	750	37.5%	37.5%	2,000	2,000
		Balance			Balance
2006	—	outstanding	—	—	outstanding	2,000
						Balance
2007	—	—	—	—	—	outstanding

The Senior Secured Loans are collateralized by debentures of $1,100,000,000, issued by Microcell Telecommunications Inc., Microcell Solutions Inc., and Microcell Connexions Inc. under trust deeds. The debentures are collateralized by a first ranking security interest in all property and assets of these companies.

11.	LONG-TERM DEBT (CONT’D)

As of December 31, 2002 and 2001, the interest and foreign exchange rates were as follows:

	2002	2001
	%	%

Prime rate	4.50	4.00
Bankers’ Acceptance rate	2.84	2.07
U.S. base rate	4.25	4.75
U.S. LIBOR rate	1.38	1.88
Eurocanadian rate	2.83	2.10
Closing exchange rate in U.S. dollars per C$1.00	0.6339	0.6278

Senior Discount Notes

Series B Senior Discount Notes due 2006

The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of U.S.$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006 and four initial warrants each to purchase 2.1899 Class B Non-Voting Shares for gross proceeds of $273,321,000 (U.S.$200,000,081).

Series A and Series B Senior Discount Notes due 2007

The unsecured Senior Discount Notes due 2007 consist of $429,443,000, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007, for gross proceeds of $250,000,000.

Series B Senior Discount Notes due 2009

The unsecured Senior Discount Notes due 2009 consist of U.S.$270,000,000, 12% Series B Senior Discount Notes due on June 1, 2009, for gross proceeds of $221,196,000 (U.S.$150,473,700). The Company entered into a cross-currency swap agreement to manage its exposure to foreign exchange rate fluctuations on the principal at a rate of 1.47. The duration of the cross-currency swap corresponded to that of the Senior Discount Notes due 2009. The cross-currency swap agreement was secured by the debentures issued to secure the Senior Secured Loans. As at December 31, 2002, this hedging agreement is terminated (see note 9).

Interest and redemption rights

The Senior Discount Notes were sold at a substantial discount from their principal amount, and cash interest started to accrue on December 1, 2001 for the Senior Discount Notes due in 2006, on October 15, 2002 for the Senior Discount Notes due in 2007 and will begin to accrue on June 1, 2004 for the Senior Discount Notes due in 2009.

On or after specific dates, the Company may redeem the Senior Discount Notes, in whole or in part, at any time, at the following redemption prices (expressed as percentages of principal amounts at maturity) plus accrued and unpaid cash interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on the redemption starting date of each year set forth in the following table:

Senior Discount Notes Due	2006	2007	2009
Redemption Date	December 1	October 15	June 1
	%	%	%

2003	102.333	102.781	—
2004	100.000	100.000	108.000
2005	100.000	100.000	107.000
2006	100.000	100.000	106.000
2007	—	100.000	105.000
2008 and 2009	—	—	100.

Covenants

Under the long-term debt agreements discussed above, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios, EBITDA levels, as defined, and subscriber and revenue levels.

11.	LONG-TERM DEBT (CONT’D)

As of December 31, 2002 the Company was not in compliance with certain of these covenants and as such all the long-term debt is in default (see note 1).

4.	SHARE CAPITAL

Authorized

Unlimited number of Common Shares, each of which may, at any time, at the holder’s option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder’s option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

Unlimited number of participating Class B Non-Voting Shares.

Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

Issued and paid

	Common		Class A		Class B
	Shares		Non-Voting Shares		Non-Voting Shares		Total

	Number	$	Number	$	Number	$	$

Balance as of December 31, 1999	32,780,071	87,698	—	—	22,141,195	239,901	327,599
Issued	—	—	9,755,001	395,066	242,043	1,837	396,903
Converted	(1,114,796)	(3,023)	(165,001)	(589)	1,279,797	3,612	—
Exercise of warrants	—	—	—	—	497,607	3,548	3,548

Balance as of December 31, 2000	31,665,275	84,675	9,590,000	394,477	24,160,642	248,898	728,050
Issued	—	—	60,496	191	174,696,663	439,130	439,321
Converted	(4,033,738)	(10,787)	(60,496)	(191)	4,094,234	10,978	—
Exercise of warrants	—	—	—	—	—	—	—

Balance as of December 31, 2001	27,631,537	73,888	9,590,000	394,477	202,951,539	699,006	1,167,371
Issued	—	—	—	—	—	—	—
Converted	—	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	43,372	307	307

Balance as of December 31, 2002	27,631,537	73,888	9,590,000	394,477	202,994,911	699,313	1,167,678

In January 2001, Microcell completed a public offering of 2,032,659 Class B Non-Voting Shares, and its two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price. This offering generated net proceeds of $97,100,000.

In November 2001, Microcell issued rights, to all existing Common shareholders, Class A Non Voting shareholders, Class B Non-Voting shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell’s major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000. These options have a fair value of $33,528,878 and were accounted for at issuance as issue fees and were presented as a reduction of share capital and an increase in paid-in capital. On exercise of the options, the additional paid-in capital was transferred to share capital.

12.	SHARE CAPITAL (CONT’D)

Employee stock purchase plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant’s contribution during the year (up to 5% of the participant’s salary). Microcell’s contribution is executed only if, on the measurement date (which, for each year, is June 30 of the following year), the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares (250,000 Class B Non-Voting Shares have been reserved for issuance) or to deposit with the Administrative Agent a sufficient amount of money to enable the Administrative Agent to purchase the appropriate number of shares in the market. As of December 31, 2002, 4,886 of the reserved shares (4,886 in 2001) were issued under this stock purchase plan. Under the Plan described in note 1, this plan will be cancelled.

Stock option plans

On October 6, 1997, the Board of Directors of Microcell established a stock option plan for employees, officers and directors of the Company, as designated by the Board of Directors. As at December 31, 2002, the stock option plan authorizes the issuance of up to 19,000,000 class B non-voting shares of Microcell pursuant to options granted under the stock option plan (5,900,000 as of December 31, 2001). The Board may amend, supersede or terminate the stock option plan.

The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of class B non-voting shares of Microcell covered by each of such options, the date of grants and the subscription price of each option. Any options granted under stock option plan before July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the second, third, fourth and fifth anniversary of the date of the grant. Any options granted under the stock option plan after July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the first, second, third and fourth anniversary of the date of the grant. An option granted under the stock option plan expires on the seventh anniversary of the date of the grant and is non-transferable. Each participant in the stock option plan may receive no more than one grant of class B non-voting shares of Microcell per year not exceeding a defined number determined by the Board.

The stock option plan replaces the stock option plan for senior executives and key employees adopted on June 23, 1994 (the “Predecessor Plan”), but does not revoke options to purchase Class A Non-Voting Shares of Microcell granted thereunder. The Predecessor Plan is subject to an undertaking of the recipients not to convert the Class A Non-Voting Shares acquired pursuant thereto into Common Shares until Microcell’s Common Shares are listed on a stock exchange, or until there is an offer to purchase more than 50% of the Common Shares and the holders of the Common Shares have signified their intention to accept such a takeover bid. All options were granted at an exercise price equivalent to the estimated fair value of the underlying shares at the date of the grant. During 2001, certain options were granted with the guarantee that they would reach a certain value. Such options were cancelled in 2002. Consequently, the Company no longer has a contingent liability under such options.

Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for 2002: weighted-average risk-free interest rates of 3.0% (3.0% in 2001); dividend yields of 0% (0% in 2001); weighted-average volatility factors of the expected market price of the Company’s Class B Non-Voting Shares of 107.9% (89.8% in 2001); and a weighted-average expected life of the options of 5.5 years (5.5 years in 2001). For purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options’ vesting periods.

Considering all options issued since the beginning of the Company’s stock option plans, the Company’s pro forma net loss would be increased by $2,228,000, $6,155,000 and $2,477,000 for the years ended December 31, 2002, 2001 and 2000 respectively. Basic and diluted loss-per-share figures would be increased by $0.01, $0.06 and $0.03 respectively.

Under the Plan described in note 1, this plan will be cancelled.

12. SHARE CAPITAL (CONT’D)

A summary of the status of the Company’s stock option plans as of December 31, 2002 and 2001, and changes during these years are presented below:

	Options to purchase		Options to purchase
	Class A Non-Voting Shares		Class B Non-Voting Shares

	Number	Weighted-average	Number	Weighted-average
	of	exercise price	of	exercise price
	options		options

		(in dollars)		(in dollars)

Balance as of December 31, 2000	150,507	7.49	1,844,800	23.01

Granted	—	—	5,872,296	5.93
Exercised	(60,496)	3.19	—	—
Forfeited	(1,029)	10.40	(164,764)	25.34

Balance as of December 31, 2001	88,982	10.40	7,552,332	9.68

Granted	—	—	386,663	0.88
Exercised	—	—	—	—
Cancelled	—	—	(1,024,109)	2.80
Forfeited	(23,281)	10.40	(2,178,233)	11.09

Balance as of December 31, 2002	65,701	10.40	4,736,653	9.80

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable

	Number	Weighted-	Weighted-		Weighted-
	outstanding as of	average	average	Number	average
Range of	December 31,	remaining	exercise	exercisable as of	exercise
exercise prices	2002	life	price	December 31, 2002	price

Class A Non-Voting Shares
$10.00 to 11.00	65,701	0.7 year	10.40	65,701	10.40

Class B Non-Voting Shares (in dollars)
$0.55 to $1.99	305,685	6.4 years	0.55	—	—
$2.00 to 4.00	2,258,124	6.0 years	3.07	985,696	3.09
$11.00 to 13.00	1,014,546	5.3 years	11.52	300,048	11.49
$13.01 to 16.00	680,164	2.5 years	13.72	531,232	13.72
$28.00 to 39.00	235,744	5.0 years	33.56	44,244	30.84
$40.00 to 49.00	242,390	4.7 years	42.89	67,058	43.08

$0.55 to $49.00	4,736,653	5.3 years	9.80	1,928,278	9.35

Warrants

	2002	2001

	$	$
115,700 initial warrants (135,700 in 2001)	1,844	2,163
Issue costs	(74)	(86)

	1,770	2,077

The warrants issued as part of the Units described in note 11 expire in June 2006. The initial warrants are each exercisable for 2.1899 Class B Non-Voting Shares at an exercise price of U.S.$0.01 per share. During the year, 20,000 warrants were exercised and resulted in the net issuance of 43,372 Class B Non-Voting Shares (nil in 2001).

13.	LOSS PER SHARE

The rights issue completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035.

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

	2002	2001	2000
	$	$	$

Net loss	570,501	498,485	268,427

Weighted-average number of shares outstanding	240,204	108,915	63,724
Shares issuable pursuant to exercise of initial warrants	253	297	291

Number of shares for basic loss per share calculation	240,457	109,212	64,015
Adjustment factor	—	—	1.5035

Adjusted number of shares for basic loss per share calculation	240,457	109,212	96,247
Additional shares for diluted loss per share calculation	—	3,312	997

Adjusted number of shares for diluted loss per share calculation	240,457	112,524	97,244

Basic and diluted loss per share (dollars)	2.37	4.56	2.79

Basic and diluted losses per share are identical, as the effect of the dilutive securities are antidilutive.

14.	RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies. These transactions are undertaken in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements is as follows:

	2002	2001	2000
	$	$	$

Costs capitalized to capital assets and deferred charges	—	5,165	5,122
Cost of products and services	3,007	6,965	4,117
General and administrative services	304	562	507
Selling and marketing	—	225	—
Equipment sales and service revenues	4,698	5,470	1,940
Equipment purchase	224	192	—
Net gain on asset disposal	—	—	860
Interest revenue	—	—	89

15.	RESTRUCTURING CHARGES

In 2002, the Company laid off approximately 350 employees (approximately 200 in 2001) to adjust its work force to the requirements of its operating plan. The restructuring charges of $7,494,000 recorded in 2002 ($5,226,000 in 2001) relate primarily to severance payments to the employees laid off. These measures were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

As at December 31, 2002, the remaining balance of the restructuring provision was $1,036,000 ($2,314,000 as at December 31, 2001). This provision is comprised of unpaid severance payments to employees laid off.

16.	INCOME TAXES

Significant components of the income tax benefit consist of the following:

	2002	2001	2000
	$	$	$

Current income tax expense before the following:	80,484	40,101	6,676
Tax benefit of previously unrecognized losses and temporary differences	(78,860)	(37,857)	(5,223)

Current income tax expense	1,624	2,244	1,453
Deferred income tax recovery related to reversal of temporary differences	(73,519)	(3,966)	—
Deferred income tax recovery of previously unrealized losses and temporary differences	—	—	(116,968)

Income tax benefit	(71,895)	(1,722)	(115,515)

     The reconciliation of income tax computed at the statutory tax rates to the income tax benefit is as follows:

	2002	2001	2000
	$	$	$

Income tax benefit based on the combined statutory income tax rate of 32% (33% in 2001 and 37.5% in 2000)	(205,567)	(165,068)	(143,978)
Tax effect of acquired assets	—	—	(71,384)
Non-taxable portion of capital items	3,665	14,596	(28,926)
Unrecognized tax benefits of losses and temporary differences	210,063	187,376	130,744
Tax benefit of previously unrecognized losses and temporary differences	(78,860)	(37,857)	(5,223)
Large corporations tax	1,624	2,244	1,453
Other	(2,820)	(3,013)	1,799

Income tax benefit	(71,895)	(1,722)	(115,515)

As of December 31, 2002, the Company had net operating losses carried forward for income tax purposes that expire as follows: 2003, $98,000,000; 2004, $211,500,000; 2005, $217,800,000; 2006, $57,900,000; 2007, $266,000,000; 2008, $288,000,000; 2009, $364,000,000. In addition, the Company had approximately $760,000,000 of deductible temporary differences.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2002 are as follows:

	2002	2001	2000

	$	$	$

Deferred income tax liabilities:
Accounting values of capital assets in excess of tax values	—	84,347	9,530
Accounting values of marketable securities and investments in excess of tax values	—	—	20,599
Deferred charges and other	873	4,646	3,223

Total deferred income tax liabilities	873	88,993	33,352

Deferred income tax assets:
Tax values of marketable securities and investments in excess of accounting values	4,568	952	—
Operating losses carried forward	481,105	416,288	411,300
Tax values of capital assets in excess of accounting values	162,806	147,507	112,711
Provisions and other temporary differences	83,576	71,975	52,443

Total deferred income tax assets	732,055	636,722	576,454
Valuation allowance	(731,182)	(621,248)	(547,691)

Net deferred income tax assets	873	15,474	28,763

Net deferred income tax liabilities	—	73,519	4,589

17.	COMMITMENTS

In addition to the commitments disclosed elsewhere in these financial statements, the aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

$

2003	30,472
2004	28,058
2005	24,313
2006	17,467
2007	14,238
Subsequent to 2007	40,563

155,111

Rental expenses for the twelve months ended December 31, 2002 amounted to $29,682,000 ($29,540,000 for 2001 and $23,258,000 for 2000). As of December 31, 2002, the Company had outstanding letters of guarantee for an aggregate amount of $4,337,000 ($1,175,000 as of December 31, 2001).

By letter dated March 29, 2001, Industry Canada renewed the Company’s PCS License for a term of five years expiring on March 31, 2006. The conditions attached to the renewed term of the PCS License remained unchanged from those of the initial term. However, Industry Canada also indicated as part of the PCS License renewal its intention to initiate a review of the cellular and PCS license terms, fees and conditions. Industry Canada has the power to make amendments to the existing terms and conditions of license and fee structure.

The existing PCS License conditions require Connexions to: (i) substantially meet the deployment plan contained in its initial license application and offer a reasonable level of service in all regions of Canada; (ii) substantially honor the research and development commitments made in its initial license application, and at a minimum invest an average of 2% of adjusted gross revenue from its PCS activities on PCS-related research and development, as defined by Revenue Canada, averaged over the course of the PCS License term; (iii) substantially honor all other commitments made in its detailed application; (iv) comply with the Canadian Ownership and Control Provisions and notify the Minister of any change that would materially affect its ownership or control in fact, such notice to be given in advance for transactions known to the Company; (v) submit annual reports indicating, among other things, continued compliance with the PCS License conditions; (vi) from the inception of service, provide for and maintain lawful interception capabilities as authorized by law, unless forborne from so doing; (vii) comply with the transition policy and relocation procedure for the relocation of incumbent microwave stations; (viii) offer PCS resale throughout its service area to PCS licensees on a non-discriminatory basis; (ix) comply with the provisions set out in the Interim Sharing Agreement between Industry Canada and the Federal Communications Commission of the United States concerning the use of the 2 GHz frequency range; and (x) obtain site specific authority prior to installing or operating any 2 GHz PCS base station. As at December 31, 2002, the Company is in compliance with the PCS License conditions.

18.	FINANCIAL INSTRUMENTS

Credit risk

The concentration of credit risk related to cash, cash equivalents, short-term investments and marketable securities is limited because the securities held in the portfolio relate to a large number of issuers. The Company has a limited amount of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. As disclosed elsewhere in these financial statements, the Company was exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but limited the concentration of credit risk by dealing with several highly rated financial institutions. As of December 31, 2002, the Company does not own any derivative financial instruments.

Fair value

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade receivables, interest receivable, taxes receivable, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

18.    FINANCIAL INSTRUMENTS (CONT’D)

The fair value of the short-term investments and marketable securities is determined based on an amount quoted at the balance sheet date.

The fair value of the Senior Secured Term Loans differs from their carrying value, but it has been omitted because it is not possible to determine it with sufficient reliability.

The fair value of the Senior Discount Notes due in 2006, 2007 and 2009 is determined based on an amount quoted on the over-the-counter market as at December 31, 2002 and 2001.

The fair value of the swaps and the options is determined based on market rates prevailing at the balance sheet date obtained from the Company’s financial institutions for similar derivative instruments.

Fair values of the Company’s financial instruments, where the fair value differs from the carrying amounts on the financial statements, are as follows:

	2002		2001

	Carrying value	Estimated fair value	Carrying value	Estimated fair value

	$	$	$	$

Senior Discount Notes	1,450,130	9,297	1,372,494	1,022,034
Derivative instruments	—	—	26,986	27,792

19.    SEGMENTED INFORMATION

The Company carries out its operations entirely in Canada through three strategic business segments: PCS, Wireless Internet, and Investments. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company’s PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers PCS data services based on the new General Packet Radio Service (“GPRS”) technology. Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Through its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant. As the Wireless Internet and Investments operations are not significant starting 2003, the Company has determined that it operates in one segment since January 1, 2003.

The accounting policies for segment and intersegment transactions are the same as described in the summary of significant accounting policies (see note 2). Management evaluates performance based on segment operating income (loss). The segment operating income (loss) is defined as operating income (loss) excluding restructuring charges, depreciation and amortization for all segments and including gain (loss) in value of investments and marketable securities, gain (loss) on disposal of investments and share of net loss (net income) in investees for the Investments segment. All intersegment transactions are eliminated upon consolidation.

19.    SEGMENTED INFORMATION (CONT’D)

The following tables present information about reported segment results and assets:

	Year ended December 31, 2002

				Intersegment
	PCS	Wireless Internet	Investments	eliminations	Total
	$	$	$	$	$

Revenues	590,959	103	—	—	591,062
Revenues – intersegment	97	1,770	—	(1,867)	—

Revenues – total	591,056	1,873	—	(1,867)	591,062
Operating expenses	(493,271)	(6,823)	44	—	(500,050)
Operating expenses-intersegment	(1,876)	(6,680)	—	8,556	—

Segment operating income (loss) before the following:	95,909	(11,630)	44	6,689	91,012
Impairment of intangible assets	—	(223,399)	—	—	(223,399)
Loss in value of investments, marketable securities and other assets	—	—	(16,086)	—	(16,086)
Share of net loss in investees	—	—	(13,212)	—	(13,212)

Segment operating income (loss)	95,909	(235,029)	(29,254)	6,689	(161,685)

Additions to capital assets	124,738	(64)	1	8	124,683
Additions to intangible assets	—	—	—	—	—
Total assets as at December 31, 2002	902,169	1,424	14,608	(5,347)	912,854

	Year ended December 31, 2001

				Intersegment
	PCS	Wireless Internet	Investments	eliminations	Total
	$	$	$	$	$

			(Restated – note 3)
Revenues	541,416	—	74	—	541,490
Revenues – intersegment	1,094	7,648	158	(8,900)	—

Revenues – total	542,510	7,648	232	(8,900)	541,490
Operating expenses	(533,126)	(16,213)	(1,954)	—	(551,293)
Operating expenses-intersegment	(1,217)	(4,107)	(823)	6,147	—

Segment operating income (loss) before the following:	8,167	(12,672)	(2,545)	(2,753)	(9,803)
Loss in value of investments, marketable securities and other assets	(565)	—	(32,528)	—	(33,093)
Share of net loss in investees	—	—	(5,282)	—	(5,282)

Segment operating income (loss)	7,602	(12,672)	(40,355)	(2,753)	(48,178)

Additions to capital assets	283,610	1,301	(8)	(7,508)	277,395
Additions to intangible assets	—	130,000	—	—	130,000
Total assets as at December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

	Year ended December 31, 2000

				Intersegment
	PCS	Wireless Internet	Investments	eliminations	Total
	$	$	$	$	$

			(Restated – note 3)
Revenues	405,813	—	173	—	405,986
Revenues – intersegment	1,887	9,348	—	(11,235)	—

Revenues – total	407,700	9,348	173	(11,235)	405,986
Operating expenses	(513,435)	(2,991)	(1,892)	—	(518,318)
Operating expenses-intersegment	—	(3,885)	(1,686)	5,571	—

Segment operating income (loss) before the following:	(105,735)	2,472	(3,405)	(5,664)	(112,332)
Net gain on disposal of investments	—	—	285,967	—	285,967
Loss in value of investments, marketable securities and other assets	—	—	(248,336)	—	(248,336)
Share of net income (loss) in investees	—	—	20,573	—	20,573

Segment operating income (loss)	(105,735)	2,472	54,799	(5,664)	(54,128)

Additions to capital assets	243,170	17,847	1,765	(5,591)	257,191
Additions to intangible assets	—	20,000	—	—	20,000

19.    SEGMENTED INFORMATION (CONT’D)

Reconciliation of the segmented operating income (loss) to the consolidated net loss

	2002	2001	2000
	$	$	$

Segmented operating loss	(161,685)	(48,178)	(54,128)
Depreciation and amortization	(242,416)	(177,990)	(131,304)
Restructuring charges	(7,494)	(5,226)	—
Interest income	5,479	6,553	20,341
Interest expense	(216,256)	(215,888)	(185,471)
Financing charges	(10,573)	(8,349)	(8,742)
Foreign exchange gain (loss)	926	(51,129)	(24,638)
Write down of deferred financing costs and deferred gain and loss on financial instruments	(16,947)	—	—
Gain on financial instruments	6,570	—	—
Income tax benefit	71,895	1,722	115,515

Net loss	(570,501)	(498,485)	(268,427)

20.    ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”)

These financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from U.S. GAAP. The following summary sets out the material adjustments to the Company’s reported net loss, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

Reconciliation of consolidated statements of loss and comprehensive loss

			2002	2001	2000
			$	$	$

Net loss under Canadian GAAP			(570,501)	(498,485)	(268,427)
(a	)	Reversal of amortization of PCS License	—	139	136
(b	)	Share of net income (net loss) in investees	4,772	(22,079)	21,248
(c	)	Unrealized net loss in value of investments and marketable securities	—	—	158,497
(c	)	Recognized loss in value of marketable securities	—	—	(158,964)
(d	)	Development costs	6,108	(3,502)	(2,606)
(e	)	Stock compensation	478	(478)	—
(f	)	Amortization of net deferred gain on financial instruments	(1,110)	—	—
(f	)	Amortization of other comprehensive income related to financial instruments	1,110	—	—
(f	)	Changes in fair market value of a fair value hedge	—	1,367	—
(f	)	Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	—	(900)	—
(h	)	Effect of legislated tax rate changes on deferred tax liabilities	—	25,771	—
(a	)	Impairment of intangible assets	(25,771)	—	—

		Net loss under U.S. GAAP	(584,914)	(498,167)	(250,116)
(c	)	Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $45,000 for 2002 ($74,000 for 2001 and $68,828,000 for 2000)	(177)	322	(159,864)
(f	)	Changes in fair market value of cash flow hedges net of income taxes in the amount of $31,000 for 2002 ($818,000 for 2001)	367	(1,364)	—

20.    ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”) (CONT’D)

(f	)	Reversal of cumulative income taxes related to changes in fair market value of cash flow hedges	1,036	—	—
(f	)	Amortization of other comprehensive income related to financial instruments	(1,110)	—	—
(f	)	Write off of other comprehensive income related to financial instruments	(1,968)	—	—
(f	)	Cumulative effect as of January 1, 2001, resulting from the adoption of Statement of Financial Accounting Standards No. 133	—	3,939	—
(c	)	Reclassification adjustments	—	—	158,964

		Comprehensive loss under U.S. GAAP	(586,766)	(495,270)	(251,016)

		Basic and diluted loss per share under U.S. GAAP (dollars)	(2.43)	(4.56)	(2.60)

Differences in reported amounts on consolidated balance sheets

			2002			2001

					U.S.	U.S.
			Canadian GAAP	Adjustments	GAAP	GAAP
			$	$	$	$

(c	)	Marketable securities	164	145	309	1,403
(b	)	Long-term investments	10,671	1,276	11,947	31,487
(d	)	Deferred charges and other assets	1,664	—	1,664	38,502
(f	)	Cash flow hedges	—	—	—	1,675
(a	)	Intangible assets	2,727	(2,727)	—	249,170
(e	)	Accounts payable and accrued liabilities – other	(132,306)	—	(132,306)	(106,812)
(g	)	Share capital	(1,167,678)	(60,723)	(1,228,401)	(1,228,094)
		Deficit	2,466,674	62,174	2,528,848	1,943,934
		Accumulated other comprehensive income	—	(145)	(145)	(1,997)

(a)   Intangible assets

The PCS License, which includes certain development costs and other costs associated with obtaining the PCS License from the Government of Canada were deferred under Canadian GAAP. Under U.S. GAAP such development costs are expensed as incurred. During 2002, the Company wrote down the value of the MCS Licenses to nil. Prior to this write-down, the carrying values of these licenses were $249,170,000 and $223,399,000 under U.S. GAAP and Canadian GAAP respectively, representing a difference of $25,771,000.

(b)   Investment in entity subject to significant influence

Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

In addition, under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

(c)   Marketable securities

Under Canadian GAAP, the marketable securities are recorded as explained in note 2. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value are recorded in other comprehensive loss. As of December 31, 2000, a decline in value of marketable securities in the amount of $158,964,000 was considered to be other than temporary and consequently was reclassified from other comprehensive loss to net loss.

20.    ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”) (CONT’D)

(d)   Deferred charges and other assets

Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred (nil as at December 31, 2002, $6,108,000 as at December 31, 2001 and $2,606,000 at December 31, 2000).

Under Canadian GAAP, a deferred gain or loss is recorded upon either the de-designation of a derivative financial instrument as a hedge or upon the early termination of a derivative financial instrument qualifying as a hedge. This deferred gain or loss represents the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of the de-designation or early termination. The deferred gain or loss is then amortized over the remaining life of the originally hedged item. Under U.S. GAAP, the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of its de-designation or early termination is accumulated in other comprehensive income. The accumulated balance is then amortized to net income (loss) over the remaining life of the originally hedged item.

(e)   Stock compensation

Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element. As of December 31, 2002, all such stock compensation awards granted in the past have been cancelled.

(f)   Derivative instruments

The Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138. The Company adopted SFAS 133 effective January 1, 2001. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $900,000 being recognized as an expense in the statement of net loss and as a credit in other comprehensive loss. In addition, a credit of $3,039,000, net of income taxes in the amount of $1,823,000 has been recognized in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1,367,000 being recognized as income in the statement of net loss. As of December 31, 2002, all such derivative instruments have been terminated.

(g)   Option to purchase Class A Non-Voting Shares

Under U.S. GAAP, certain stock options issued to non-employees are recorded as an expense over the vesting period, when it becomes probable that they will be exercised. In 1996, an amount of $60,723,000 was expensed with a corresponding increase in share capital under U.S. GAAP.

(h)   Deferred tax liabilities

Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during 2001, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, was capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under U.S. GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under U.S. GAAP.

(i)   Advertising costs

Advertising expenses for the twelve months ended December 31, 2002 amounted to $37,341,000 ($33,293,000 and $45,729,000 for the twelve months ended December 31, 2001 and 2000 respectively).

21.    CONTINGENCY

On April 10, 2002, ASP Wireless Net Inc. (“ASP”), a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP’s claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

22.    COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

ITEM 19 — EXHIBITS

The following documents are filed as exhibits to this annual report:

Exhibit
Number	Description

1.1	Certificate of Incorporation, Certificate of Arrangement and Certificate of Amendment of Microcell Telecommunications Inc.

1.2	General By-laws of Microcell Telecommunications Inc.

2.1	First Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee

2.2	Second Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee

2.3	Warrant Indenture for the Warrants 2005 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee.

2.4	Warrant Indenture for the Warrants 2008 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee.

2.5	Shareholder Rights Plan Agreement dated as of May 1, 2003 between Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Rights Agent.

4.1	Tranche A Exit Facility Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent, Collateral Agent and Issuing Bank.

4.2	Tranche B Credit Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto, as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent.

4.3	Tranche C Credit Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent.

4.4	Intercreditor And Collateral Agency Agreement, dated as of May 1, 2003, made among Microcell Solutions Inc., as borrower, Microcell Telecommunications Inc., as guarantor, each of the persons listed on the execution pages thereto under the “Tranche A Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche B Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche C Lenders” heading, JP Morgan Chase Bank, Toronto Branch, as administrative agent under the Tranche A Exit Facility Agreement, the Tranche B Credit Agreement and the Tranche C Credit Agreement, JP Morgan Chase Bank, Toronto Branch, as collateral agent for each of the Tranche A Lenders, the Tranche B Lenders and the Tranche C Lenders and as fondé de

Exhibit
Number	Description

pouvoir pursuant to the terms of the Tranche A Exit Facility Agreement, the Tranche B Credit Agreement and the Tranche C Credit Agreement, Computershare Trust Company Of Canada, as Trustee for the holders of the First Units, and Computershare Trust Company Of Canada, as Trustee for the holders of the Second Units.

4.5	Stock Option Plan of Microcell Telecommunications Inc. dated May 1, 2003

4.6	Stock Purchase Plan of Microcell Telecommunications Inc. dated May 1, 2003

4.7	PCS Licence Conditions issued by Industry Canada

4.8	Lease dated as of August 1, 1998 between Microcell Telecommunications Inc. and WPBI Property Management Inc., as amended

8.1	List of Subsidiaries

11.1	Certification of the President and Chief Executive Officer of Microcell pursuant to Section 302 of the Sarbanes-Oxley Act

11.2	Certification of the Chief Financial Officer and Treasurer of Microcell pursuant to Section 302 of the Sarbanes-Oxley Act

11.3	Certification Form of the President and Chief Executive Officer of Microcell pursuant to Section 906 of the Sarbanes-Oxley Act

11.4	Certification Form of the Chief Financial Officer and Treasurer of Microcell pursuant to Section 906 of the Sarbanese-Oxley Act

SCHEDULE 1	Condensed Financial Information of Registrant

SCHEDULE 2	Valuation and Qualifying accounts

Microcell Telecommunications Inc. December 31, 2002

AUDITORS’ REPORT

To the Directors of
Microcell Telecommunications Inc.

We have audited the consolidated financial statements of Microcell Telecommunications Inc. as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, and have issued our report thereon dated January 31, 2003 [expect for note 1 which is as at May 1, 2003]. Our audits also included Schedule II of item 19 of the Company’s Form 20-F to be filed with the Securities and Exchange Commission for the year ended December 31, 2002. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, this schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Montréal, Canada
January 31, 2003

Chartered Accountants

SCHEDULE I

Condensed Financial Information of Registrant

Not applicable

SCHEDULE II

Valuation and Qualifying Accounts

	Years ended December 31

	2002	2001	2000

Allowance for doubtful accounts:
Balance, beginning of year	10,717	4,116	3,884
Addition: bad debt expenses provision	34,771	20,637	14,339
Deduction: uncollectible accounts written off	(30,603)	(14,036)	(14,107)

Balance, end of year	14,885	10,717	4,116

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MICROCELL TELECOMMUNICATIONS INC.
(Registrant)

By:	(s) Jacques Leduc

Jacques Leduc, Chief Financial Officer and Treasurer

     DATE: June 25, 2003