Form 20-F/A
MICROCELL TELECOMMUNICATIONS INC
filed 2004-03-03
CIK 1018350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada, H5A 1K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

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

27,631,537 Common Shares
9,590,000 Class A Non-Voting Shares
202,994,911 Class B Non-Voting Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes     [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17        [X] Item 18

ITEM 15 — CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 20-F, Microcell Telecommunications Inc. conducted an evaluation (under the supervision and with the participation of Microcell Telecommunications Inc.’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of Microcell’s disclosure controls and procedures. Based on this evaluation, Microcell’s chief executive officer and chief financial officer concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by Microcell in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     There have not been any changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19 — EXHIBITS

The following documents are filed as exhibits to this annual report:

Exhibit
Number	Description

1.1*	Certificate of Incorporation, Certificate of Arrangement and Certificate of Amendment of Microcell Telecommunications Inc.

1.2*	General By-laws of Microcell Telecommunications Inc.

2.1*	First Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee

2.2*	Second Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee

2.3*	Warrant Indenture for the Warrants 2005 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee.

2.4*	Warrant Indenture for the Warrants 2008 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee.

2.5*	Shareholder Rights Plan Agreement dated as of May 1, 2003 between Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Rights Agent.

4.1*	Tranche A Exit Facility Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto as lenders, and
JP Morgan Chase Bank, Toronto Branch, as administrative agent, Collateral Agent and Issuing Bank.

4.2*	Tranche B Credit Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto, as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent.

4.3*	Tranche C Credit Agreement dated as of May 1, 2003 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent.

4.4*	Intercreditor And Collateral Agency Agreement, dated as of May 1, 2003, made among Microcell Solutions Inc., as borrower, Microcell Telecommunications Inc., as guarantor, each of the persons listed on the execution pages thereto under the “Tranche A Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche B Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche C Lenders” heading, JP Morgan Chase Bank, Toronto Branch, as administrative agent under the Tranche A Exit Facility Agreement, the Tranche B Credit Agreement and the Tranche C Credit Agreement, JP Morgan Chase Bank, Toronto Branch, as collateral agent for each of the Tranche A Lenders, the Tranche B Lenders and the Tranche C Lenders and as fondé de

Exhibit
Number	Description

pouvoir pursuant to the terms of the Tranche A Exit Facility Agreement, the Tranche B Credit Agreement and the Tranche C Credit Agreement, Computershare Trust Company Of Canada, as Trustee for the holders of the First Units, and Computershare Trust Company Of Canada, as Trustee for the holders of the Second Units.

4.5	Stock Option Plan of Microcell Telecommunications Inc. dated May 1, 2003, as amended November 20, 2003 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on November 28, 2003)

4.6*	Stock Purchase Plan of Microcell Telecommunications Inc. dated May 1, 2003

4.7*	PCS License Conditions issued by Industry Canada

4.8*	Lease dated as of August 1, 1998 between Microcell Telecommunications Inc. and WPBI Property Management Inc., as amended

4.9	Purchase and Licence Agreement dated December 20, 2001 between Nortel Networks Corporation and Microcell Solutions Inc. (Incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on March 3, 2004)

4.10	GSM and IN Supplement to the Purchase and License Agreement (Revision 2) dated as of January 16, 2004 between Nortel Networks Corporation and Microcell Solutions Inc. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on March 3, 2004)

4.11	Standby Purchase Agreement dated February 26, 2004 between Microcell Telecommunications Inc. and COM Canada, LLC (Incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on March 3, 2004)

8.1*	List of Subsidiaries

12.1	Certification of the President and Chief Executive Officer of Microcell pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer and Treasurer of Microcell pursuant to Section 302 of the Sarbanes-Oxley Act

13.1*	Certification Form of the President and Chief Executive Officer of Microcell pursuant to Section 906 of the Sarbanes-Oxley Act (Previously filed as Exhibit 11.3)

13.2*	Certification Form of the Chief Financial Officer and Treasurer of Microcell pursuant to Section 906 of the Sarbanese-Oxley Act (Previously filed as Exhibit 11.4)

*	Previously filed.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereon to, duly authorized.

MICROCELL TELECOMMUNICATIONS INC.
(Registrant)

By:	(s) Jacques Leduc

Jacques Leduc, Chief Financial Officer and Treasurer

     DATE: March 3, 2004.

4