Form 20-F
MICROCELL TELECOMMUNICATIONS INC
filed 2004-06-30
CIK 1018350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-29502

MICROCELL TELECOMMUNICATIONS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

CANADA
(Jurisdiction of incorporation or organization)

800 de La Gauchetière Street West
Suite 4000
Montreal, Quebec, Canada H5A 1K3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Restricted Voting Shares
Class B Non-Voting Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

252,296 First Preferred Voting Shares
11,415,204 First Preferred Non-Voting Shares
14,782 Second Preferred Voting Shares
6,979,528 Second Preferred Non-Voting Shares
30,038 Class A Restricted Voting Shares
3,906,336 Class B Non-Voting Shares

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

[  ] Item 17            [X] Item 18

EXPLANATORY NOTES
EXCHANGE RATE INFORMATION

EXPLANATORY NOTES

     References herein to the “Company”, “we”, “us” or “our” are references to Microcell Telecommunications Inc., a Canadian corporation, and, where the context requires, its subsidiaries and operating companies. We are the successor corporation of another corporation, which we refer to in this prospectus as Old Microcell when we need to differentiate it from the current Microcell.

     All dollar amounts set forth in this prospectus are expressed in Canadian dollars, and all references to “$” refer to Canadian dollars, except where otherwise indicated. On June 28, 2004, the inverse of the noon buying rate as reported by the Federal Reserve Bank of New York equaled U.S.$0.7443 per Cdn.$1.00.

     All financial statements and financial information derived therefrom presented herein have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a discussion of the principal differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), see Note 18 to the consolidated financial statements.

     Information contained in this document concerning the wireless telecommunications industry, our general expectations concerning this industry and our market positions and market shares are based on estimates we prepared using data from publicly available industry sources as well as from various research analysts’ reports, market research and industry analyses, and on assumptions made, based on our knowledge of this industry, which we believe to be reasonable. We believe, however, that this data is inherently imprecise, although generally indicative of relative market positions and market shares.

     Unless otherwise indicated, all operating data presented herein is as of December 31, 2003.

FORWARD-LOOKING STATEMENTS

     This document contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as believe, intend, may, will, expect, estimate, anticipate, continue or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

     Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio emission concerns; exchange rate fluctuations; penetration and churn rates; the mix of products and services offered in our markets; the outcome of our announced consideration of strategic and financial alternatives following the unsolicited offers by TELUS Corporation, known as TELUS, to purchase all of our outstanding publicly-traded shares and warrants; and the other factors discussed under “Risk Factors.” You should evaluate any statements in light of these important factors.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3 – KEY INFORMATION

SELECTED FINANCIAL DATA

     Our selected consolidated financial data set forth below for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP. The information set forth below should be read in conjunction with our audited annual consolidated financial statements, and the notes thereto, included elsewhere in this document. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 18 to our consolidated financial statements which are included elsewhere in this document.

     As a result of “fresh start” accounting, certain financial results have been presented on a pre- and post-reorganization basis, where appropriate. Our financial results for the periods indicated herein are not necessarily indicative of our future operating results given the context in which we operated before the reorganization. With respect to our year-to-date 2003 results presentation, the eight-month period ended December 31, 2003 represents the post-reorganization results, while the four-month period ended April 30, 2003 represents the pre-reorganization results.

(in thousands of dollars, except for the data relating to shares)

		Pre-reorganization
	Eight	Four
	months	months	Years ended December 31
	ended	ended
	December 31	April 30
	2003	2003	2002	2001	2000	1999
Statement of Income (Loss) Data:
Revenues	393,093	177,694	591,062	541,490	405,986	260,466
Operating income (loss)	1,250	(20,832)	(382,297)	(193,019)	(243,636)	(270,426)
Net income (loss)	4,959	45,517	(570,501)	(498,485)	(268,427)	(393,637)
Net loss applicable to Class A and Class B non-voting shares	(12,146)	n.a.	n.a.	n.a.	n.a.	n.a.
Basic and diluted earnings (loss) per share	$(3.22)	$0.19	$(2.37)	$(4.56)	$(2.79)	$(4.78)
Revenues (U.S. GAAP)	393,093	177,694	591,062	541,490	405,986	260,466
Operating income (loss) (U.S. GAAP)	1,250	(20,832)	(401,482)	(196,999)	(246,242)	(270,426)
Net income (loss) (U.S. GAAP)	4,959	1,298,677	(584,914)	(498,167)	(250,116)	(396,166)
Comprehensive income (loss) (U.S. GAAP)	4,959	1,298,532	(586,766)	(495,270)	(251,016)	(396,166)
Net loss applicable to Class A and Class B non-voting shares (U.S. GAAP)	(12,146)	n.a.	n.a.	n.a.	n.a.	n.a.
Basic and diluted earnings (loss) per share (U.S. GAAP)	$(3.22)	$5.40	$(2.43)	$(4.56)	$(2.60)	$(4.81)

(in thousands of dollars, except for the data relating to shares)

			Pre-reorganization
	As at	As at
	December 31	May 1	As at December 31
	2003	2003	2002	2001	2000	1999
Balance Sheet Data:
Total assets	808,706	788,208	912,854	1,395,259	1,209,226	817,850
Long-term debt (including current portion)	324,462	350,000	2,040,178	1,903,571	1,680,699	1,499,456
Shareholders’ equity (deficiency)	343,934	338,975	(1,297,226)	(726,725)	(667,561)	(796,037)
Share capital	338,154	321,049	1,167,678	1,167,371	728,050	327,599
Warrants	17,926	17,926	1,770	2,077	2,077	5,625
Deficit	(12,146)	—	(2,466,674)	(1,896,173)	(1,397,688)	(1,129,261)
Total assets (U.S. GAAP)	808,706	788,208	911,548	1,410,696	1,220,970	812,183
Long-term debt (U.S. GAAP)	324,462	350,000	2,040,178	1,903,571	1,680,699	1,499,456
Preferred shares (U.S. GAAP)	296,912	284,506	—	—	—	—
Shareholders’ equity (deficiency) (U.S. GAAP)	47,022	54,469	(1,298,677)	(713,763)	(654,917)	(801,704)
Share capital (U.S. GAAP)	29,096	36,543	1,228,401	1,228,094	788,773	388,322
Warrants (U.S. GAAP)	17,926	17,926	1,770	2,077	2,077	5,625
Deficit (U.S. GAAP)	—	—	(2,528,848)	(1,943,934)	(1,445,767)	(1,195,651)
Accumulated other comprehensive income (loss), end of period (U.S. GAAP)	—	—	145	1,997	(900)	—
Other Data:
Class A restricted voting shares	30,038	30,000	—	—	—	—
Class B non-voting shares	3,906,336	3,601,145	—	—	—	—
First preferred voting shares	252,296	544,828	—	—	—	—
First preferred non-voting shares	11,415,204	11,221,839	—	—	—	—
Second preferred voting shares	14,782	106,400	—	—	—	—
Second preferred non- voting shares	6,979,528	7,093,972	—	—	—	—
Common Shares	—	—	27,631,537	27,631,537	31,665,275	32,780,071
Class A Non-Voting Shares	—	—	9,590,000	9,590,000	9,590,000	—
Class B Non-Voting Shares	—	—	202,994,911	202,951,539	24,160,642	22,141,195
Number of shares outstanding at the end of the period	22,598,184	22,598,184	240,216,448	240,173,076	65,415,917	54,921,266

EXCHANGE RATE DATA

      The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Canadian dollar exchange rate. The information is based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for United States customs purposes by the Federal Reserve Bank of New York. On June 28, 2004, the exchange rate was U.S.$0.7443 per Cdn.$1.00.

Year ended December 31,	Average Rate(1)

(per Cdn.$1.00)
1999	0.6746
2000	0.6726
2001	0.6446
2002	0.6370
2003	0.7136

Three months ended March 31,	Average Rate(1)

(per Cdn.$1.00)
2003	0.6626
2004	0.7622

Previous six months	High	Low

	(per Cdn.$1.00)
December 2003	0.7738	0.7460
January 2004	0.7880	0.7496
February 2004	0.7629	0.7439
March 2004	0.7645	0.7418
April 2004	0.7637	0.7293
May 2004	0.7364	0.7158

(1)	The average rate is calculated as the average of the noon buying rate on the last day of each month during the period.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

Although there is an outstanding tender offer for our shares and warrants, this may not result in a sale of Microcell.

     On May 13, 2004, we were informed that TELUS intends to make an unsolicited all-cash offer to purchase all of our outstanding publicly traded shares and warrants. On May 17, 2004, TELUS filed its offers with the Canadian Securities Administrators and the SEC. On May 31, 2004, we announced the mailing of our directors’ circular containing the previously announced recommendation of the board of directors that holders of our class A restricted voting shares, class B non-voting shares, Warrants 2005 and Warrants 2008 not tender into the unsolicited offers from TELUS. On June 22, 2004 TELUS announced that it would extend the TELUS Offers until July 22, 2004. On June 29, 2004, we issued a press release confirming the recommendation in our directors’ circular.

     We are actively considering strategic and financial alternatives to the TELUS Offers. To that end, we and our advisors have entered into discussions with a number of parties, including TELUS. This process is ongoing and may result in additional discussions or negotiations regarding a sale of our company to TELUS or another party, an equity investment in our company by a strategic or financial investor, the separation of certain of our assets, or some combination of these alternatives. However, there can be no assurance that the process we have initiated, or the TELUS Offers themselves, will lead to any transaction. This process is subject to numerous uncertainties, including:

—	TELUS may choose to withdraw its Offers or change them;

—	The numerous conditions to closing the TELUS Offers may not be satisfied;

—	we may not locate another appropriate buyer or investor through our strategic review process;

—	any bids we receive may have insufficient value or contain terms which we are unable to agree to;

—	even if a buyer or investor is located, we may be unable to negotiate a definitive agreement with such buyer or investor; and

—	the sale or investment may be delayed or prevented by the need to obtain approvals from regulatory authorities, including the Canadian Competition Bureau.

     Therefore, although the TELUS Offers were made at a premium to the trading prices of our equity securities immediately before the TELUS Offers were announced, you should not assume that you will receive this premium or that any transaction involving us will occur with a third party. If a transaction does not occur, the trading prices of our equity securities may decline.

If we need to obtain additional financing, that could increase our operating risk due to increased leverage.

     In the event that our actual results vary from our projections or if the assumptions underlying our projections were to change, we may need additional funds.

     Sources of funding for our further financing requirements may include additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets.

     There can be no assurance that additional financing will be available to us or, if available, that we will be able to obtain it on a timely basis and on terms acceptable to us and within the limitations contained in our existing or new credit facilities. Failure to do so could result in the delay or modification of our network level of services or in the delay or failure to meet license conditions, which could result in a loss of the Personal Communication Services, or PCS, license and/or the Multipoint Communications Systems, or MCS, licenses. Any of these events could impair our ability to meet our debt service requirements and could have a material effect on our business, including our ability to continue as a going concern.

Failure to comply with our bank covenants could affect our financial flexibility or could result in default under our credit agreements.

     Our existing or new credit facilities contain restrictive covenants which affect, and in some cases significantly limit or prohibit, among other things, our ability to:

•	incur indebtedness;

•	make prepayments of certain indebtedness;

•	create liens;

•	sell assets;

•	make capital expenditures; and

•	engage in acquisitions, mergers, amalgamations and consolidations.

     In addition, our existing or new credit facilities require us to maintain certain financial ratios, which include levels of operating income excluding certain specified items, average revenue per subscriber, or ARPU, liquidity levels, subscribers and maximum levels of capital expenditures. If we fail to comply with the various covenants of our indebtedness, we will be in default under the terms of that indebtedness, which would permit holders of the indebtedness to accelerate the maturity of that indebtedness and could cause defaults under other indebtedness or agreements. In these circumstances, the lenders under our new credit facilities could foreclose upon all or substantially all of our assets and our subsidiaries, excluding Inukshuk Internet Inc..

Our current debt level may limit our financial flexibility and make us vulnerable to economic downturns.

     As of March 31, 2004, our indebtedness totaled $393.2 million, including a current portion of $12 million. The level of our indebtedness could have consequences, such as:

(1)	our ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes;

(2)	our flexibility in planning for, or reacting to, changes to our business and market conditions;

(3)	our ability to compete; and

(4)	our vulnerability in the event of a downturn in our business.

We may not be able to maintain our operations if the sources of funding on which we are relying become unavailable.

     Our ability to meet our near term funding requirements is dependent upon a number of factors, including the revenue generated by Solutions, our existing cash balances, the continued availability of, and our ability to obtain and to draw upon our credit facilities or any alternative financing.

     The construction of an MCS network requires significant capital investment. The capital market conditions for telecommunications companies in a start-up mode with nominal capital resources are challenging. This has made fund-raising difficult, and as a result Inukshuk has suspended building the MCS network on its own. Our existing and new credit facilities limit the amount that we can invest in Inukshuk, and Inukshuk’s cash requirements may exceed such limits. There is no assurance that Inuksuk will be able to obtain the financing necessary to build an MCS network and/or fund its operations. If Inukshuk is not successful, we may lose our entire investment in Inukshuk. Although Inukshuk announced arrangements with third parties for the build-out of an MCS network on November 19, 2003, there can be no certainty any such arrangements will be successfully concluded.

We may incur operating losses in the future, which may limit our ability to service our debt.

     We may experience growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The ability to generate positive net income and cash flow from operations in the future will be dependent upon various factors, including the level of market acceptance of our services, the degree of competition we encounter, the cost of acquiring new customers, technology risks and general economic conditions and regulatory requirements. There can be no assurance that we will achieve or sustain operating profitability or positive cash flow from operating activities. If we cannot achieve operating profitability or positive cash flow from operating activities, we may not be able to meet our debt service or working capital requirements or obtain additional capital required to meet all of our cash requirements. In addition, we are required to make interest and principal payments under our new credit facilities.

Our future performance will depend on our ability to succeed in intensely competitive markets.

     Competition in the Canadian wireless communications industry is intense. The success of our PCS business depends upon our ability to compete with other wireless telecommunications service providers in Canada with respect to new products and services, features and devices offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Microcell competes with other cellular, enhanced specialized mobile radio and PCS providers, such as Rogers and its affiliated entities, TELUS and its affiliated entities and Bell Mobility Inc. and its former Mobility Canada Partners (excluding TELUS), known as Bell Mobility or the Bell Mobility Partners. These competitors currently have greater financial resources than we do. In addition, the number of competitors could increase through the licensing to new competitors of additional spectrum, through reselling or wholesaling of services and products, such as what we offer, or through a relaxation on the restrictions to foreign participation in the Canadian telecommunications sector.

     There can be no assurance that we will be able to compete successfully in this environment, or that our new products and services, which we expect will differentiate us in the marketplace, will be widely accepted by consumers, or that other technologies and products that are more commercially effective than our technologies and products will not be developed.

Our financial information will not be comparable to the historical financial information of Old Microcell.

     As a result of the consummation of the plan of reorganization, we operate under a new capital structure and have adopted fresh start accounting rules. In accordance with fresh start accounting rules, all our assets and liabilities were revalued at estimated fair values and our deficit was eliminated. We determined that our enterprise value was $689 million as at May 1, 2003, of which $350 million has been allocated to our long-term debt and $339 million to equity. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value. Accordingly, our financial condition and results of operations after May 1, 2003 will not be comparable to our financial condition or results of operations reflected in our historical financial statements, including those included elsewhere in this prospectus. More specifically, our depreciation and amortization expense and our interest expense have significantly decreased as a result of “fresh start accounting.”

The comparability of future results may be affected due to our restrained operations during our capital restructuring period.

     During our capital restructuring, we focused on cash preservation and careful management of our costs, resulting in a reduction of some variable and discretionary costs such as cost of acquisition. For example, our costs and operating expenses, excluding restructuring charges, depreciation and amortization, decreased by $51.2 million in 2002 when compared to 2001, and decreased a further $15.8 million in 2003 when compared to 2002. Since resuming subscriber growth, our cost of operations have begun to increase and will therefore not be completely comparable with costs incurred during our capital restructuring period.

Our broadband access subsidiary may not be able to compete successfully against larger competitors.

     Competition in the broadband access sector in Canada is also intense. The incumbent local exchange carriers and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada. There can be no assurance that Inukshuk, with its current and planned MCS services, will be able to compete successfully in this environment or that other technologies and products that are more commercially effective than MCS technologies and products will not be developed.

The choice of technology for our MCS network presents certain technological and market risks.

     The Canadian Minister for the Department of Industry, known as Industry Canada, has not mandated any technology protocols for MCS operators, leaving each licensee free to select among several competing technologies.

     The MCS technology and equipment suppliers have been selected for Inukshuk’s MCS network deployment. However, MCS technologies are still in an early stage of development, which poses certain technological and market risks with respect to MCS deployment, performance and ongoing availability.

Rapid technology changes in our business could make our networks or equipment obsolete or less profitable.

     The wireless telecommunications industry is experiencing significant technological change. There are evolving industry standards, improvements in digital technology, shorter development cycles for new products and changes in end-user preferences. These changes make it difficult to predict the extent of future competition with cellular, PCS, paging and other services. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render PCS or MCS less profitable or even obsolete.

     We may be required to make more capital expenditures than currently expected if suppliers fail to meet anticipated schedules, if a technology performance falls short of expectations, or if commercial success is not achieved.

Actual or perceived health risks of wireless technology could have a material adverse effect on our business.

     Reports have suggested that certain radio frequency emissions from wireless transmitters, customer equipment and handsets may be linked to certain medical conditions, including cancer. Scientific research continues to review whether radio emissions from equipment used in connection with wireless technologies pose health concerns. There can be no assurance that the findings from such studies will not have a material adverse effect on our business or will not lead to changes in government regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless communications service providers, including us, through reduced subscriber growth, reduced network usage per subscriber, product liability lawsuits or reduced availability of financing to the wireless communications industry.

We are subject to government regulation, and this can increase our operating costs and affect our ownership structure.

     The use of radio spectrum is regulated by Industry Canada pursuant to the Radiocommunication Act (Canada). Radio and spectrum licenses are issued for a term. They are renewed at Industry Canada’s discretion. Licenses may be suspended or revoked for cause, including failure to comply with the conditions of license. License revocation is rare, and there is a high expectation of license renewal at the end of a license term. Industry Canada regulation and license fees can materially affect our costs and operations.

     As a PCS network operator, Microcell Solutions Inc. is a “Canadian carrier” under the Telecommunications Act (Canada), and subject to regulation by the Canadian Radio-television and Telecommunications Commission, which is also known as the CRTC. Inukshuk, as an MCS network operator, is also expected to be a Canadian carrier. CRTC regulation can materially affect our services and activities.

     Solutions and Inukshuk are required to comply with Canadian ownership and control rules set out in the Telecommunications Act and the Radiocommunication Act. Microcell, as the parent corporation of Solutions and Inukshuk, must also comply with the Canadian ownership and control provisions, and failure to do so may affect the ability of Solutions and Inukshuk to operate as Canadian carriers and to hold and renew the PCS license and the MCS licenses. We believe that we and our subsidiaries currently comply with the Canadian ownership and control provisions.

     The Canadian government is currently reviewing the Canadian ownership and control provisions. Although there are yet no conclusions from the review, if greater foreign participation is allowed in the Canadian telecommunications sector, this could lead to the opportunity for further foreign investment in us, as well as more and stronger competitors entering the market with us.

     Future decisions and policies of the CRTC, Industry Canada and other governmental departments and agencies may have an influence on our strategies, and may have a material impact on us, including on our costs of operations and our capital structure.

Our PCS license may be modified or revoked if we do not pay license fees and comply with conditions of operation. The PCS license may not be renewed at the end of its term.

     Our PCS license term runs to March 31, 2011. At the end of this term, our PCS license conditions provide that we have a “...high expectation of renewal for a ten-year term unless a breach of license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises” but our PCS License does not renew automatically. We believe we are currently in compliance with the terms and conditions of our PCS license, and we have fully paid all our PCS license fees.

     Industry Canada has the authority to modify the terms and conditions of a license, but such power is to be exercised on an exceptional basis and only after full consultation. Industry Canada also has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or terms and conditions of its license, but only after giving the holder of the license a reasonable opportunity to make representations. A public consultation regarding the renewal of a PCS license is to occur no later than two years prior to the end of a PCS license term if Industry Canada foresees the possibility of not renewing the license. In order to operate our PCS network we have to maintain our PCS license, and any failure by us to pay our license fees or to comply with its conditions could result in the revocation of our PCS license or in its non-renewal at the end of its term.

If Inukshuk does not meet the conditions of the MCS licenses, there could be penalties, including the modification or revocation of the MCS licenses.

     The Inukshuk MCS licenses have terms that run to March 31, 2011 for each of the twelve MCS license service areas. At the end of this term, Industry Canada’s MCS Policy provides that the MCS licenses are to have a “high expectancy of renewal” for a subsequent ten-year term unless:

•	a breach of license conditions has occurred,

•	a fundamental reallocation of spectrum to a new service is required,

•	or an overriding policy need arises.

     We believe that Inukshuk was in compliance with the terms and conditions of the MCS licenses through March 31, 2004, and Inukshuk has fully paid all its MCS license fees.

     Inukshuk must obtain prior approval from Industry Canada for any application to transfer or assign the MCS licenses that would have a material effect on the ownership or control in fact of the licensee. The transactions described in the plan of reorganization, which have led to a change of control of Inukshuk, received interim approval by Industry Canada on April 7, 2003. Industry Canada’s final approval is subject to completion of a review demonstrating compliance with the Canadian ownership and control provisions. We believe Inukshuk is in compliance with the Canadian ownership and control provisions.

     Industry Canada has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or the terms and conditions of its license, after giving the licensee a reasonable opportunity to make representations.

     The MCS licenses require Inukshuk to fund certain learning activities and deploy its network in accordance with commitments made to Industry Canada. Inukshuk was unable to meet the original deadline for these activities, and Industry Canada extended the timeline for meeting the license conditions relating to MCS network deployment and the learning activities to March 31, 2004.

     Inukshuk resumed making payments to fund learning activities in November of 2003, and by March 31, 2004, the MCS network had been deployed in a number of Canadian communities. Also on March 31, 2004, Inukshuk filed a revised MCS network deployment plan with Industry Canada. Inukshuk is currently awaiting the outcome of Industry Canada’s review of the proposed revised deployment plan. As mentioned above, the failure to meet conditions of the MCS licenses – which include meeting the network deployment plan - may result in the application of penalties, including suspension or revocation of the MCS licenses, but only after giving the licensee a reasonable opportunity to make representations. If Inukshuk does not meet the requirements of the MCS licenses, we may lose these licenses.

The buildout of Inukshuk’s network will require significant capital, and we could lose our entire investment in Inukshuk.

     Inukshuk intends to build an MCS network across Canada. The building of this network will require significant capital investment. Inukshuk is a start-up operation with nominal capital resources. The new credit facilities limit the amount that Microcell can invest in Inukshuk. The cash requirements of Inukshuk may exceed such limits. In such an event, Inukshuk may not be able to raise sufficient capital to fund its operations. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. If Inukshuk is not successful, we may lose our entire investment in Inukshuk.

We may not be able to retain a significant portion of our existing customer base, which could impair our future performance.

     Our future success will depend, in large part, on our ability to retain a significant portion of our existing customer base, expand the business relationships with these customers, and attract and retain new customers. During our capital restructuring, we focused on cash preservation and careful management of our costs, which resulted, among other things, in a loss of subscribers. There can be no assurance that we will be able to maintain a significant portion of the current customer base, increase the amount of business done with some or all these customers, or grow the existing customer base. Our failure to maintain a significant portion of our existing customer base and to grow that base would have a material adverse effect on our business given that these elements are the main drivers of a wireless operator in Canada.

If we cannot limit customer churn, we would be forced to incur additional expenses to recruit new customers.

     We have experienced rapid growth and development in a relatively short period. One of our biggest challenges, as we have grown and more recently, has been to limit customer churn. The results of operations of telecommunications service providers can be significantly affected by subscriber cancellations. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because the telecommunications business is characterized by high fixed costs, disconnections directly and adversely affect operating income. An increase in the subscriber cancellation rate could have a material adverse effect on us.

     Factors contributing to the increase in customer churn experienced during 2002 and 2003 included the negative publicity surrounding us and our financial condition, the decision to disconnect some of our delinquent customers and our limited advertising in order to preserve cash during the restructuring process. The successful implementation of our business plan depends, among other things, upon a reduction in our rate of customer churn. There can be no assurance, however, that we will successfully accomplish this or that churn will not increase. Churn has a direct impact on our revenues and earnings. Therefore, if we are not able to limit the increase of the churn, this could have a material adverse effect on our revenues and earnings.

We are subject to currency exchange risks, which may negatively impact our financial results and may increase our costs to repay our debts.

     As most of our revenues are expected to be received in Canadian dollars, we are exposed to foreign exchange risk on payments of interest and repayment of principal under any U.S. dollar denominated portion of our indebtedness.

     Although we may enter into transactions to hedge, up to a certain limit, the exchange rate risk with respect to our other U.S. dollar-denominated debt and transactions, there can be no assurance that we will engage in such transactions or, if we decide to engage in any such transaction, that we will be successful and that changes in exchange rates will not have a material adverse effect on our ability to make payments in respect of its U.S. dollar-denominated debt. Such transactions may require that we provide cash or other collateral to secure our obligations.

     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. Changes in the exchange rate may have a material adverse effect on us or on our ability to make payments in respect of our U.S. dollar-denominated debt.

Our holding company structure may make it difficult to access cash flow from the operating companies and subordinates our shareholders’ rights to our assets to the claims of our subsidiaries’ creditors.

     We are a holding company with no material external sources of income. Substantially all of our operations are conducted through Solutions. Our cash flow and, consequently, our ability to meet our dividend payment obligations or interest payment obligations, as the case may be, are dependent upon the cash flow of Solutions and the payment of funds by Solutions to us in the form of payment of management fees, reimbursement of loans, interest, dividends, advances or otherwise. Our subsidiaries, including Solutions, are separate and distinct legal entities and have no obligation, contingent or otherwise, to make any funds available to us, whether in the form of loans, dividends or otherwise except for their obligation to pay for the services we render, and to reimburse the loans made to them by us, if any, and the interest thereon. Any right we may have to receive assets of our subsidiaries upon their liquidation or reorganization will be structurally subordinated to the claims of such subsidiaries’ creditors (including tax authorities, trade creditors and lenders).

We may not be able to attract and retain key personnel and adequately staff our operations, which could impair the execution of our business plan.

     The successful execution of our business plan is dependent in part on our ability to retain and motivate our executive officers and key personnel. We may not be able to retain or employ qualified management and technical personnel. Although we have entered into employment agreements with certain members of our senior management, should any of these persons be unable or unwilling to continue their employment with us, aspects of our business could be materially and adversely affected by the lack of human resources to implement our business plan and manage our business.

Any development or growth on our part could increase our indebtedness and our expenses.

     We expect to experience growth and development under the new business strategy described under the heading “PCS Business Strategy” elsewhere in this prospectus. Any future growth of our business would require, among other things

•	the development and introduction of new products,

•	control of expenses related to the expansion of our telecommunication network and customer base, and

•	the management of additional demands on our customer support, sales and marketing, administrative resources and network infrastructure.

     If we are unable to satisfy these requirements, or if we are otherwise unable to manage growth effectively, our revenues and operating results could be materially and adversely affected and as a result we may need to obtain additional financing and there is no assurance that such additional financing will be available.

If the companies in which we hold a minority interest require additional financing, the value of our investment in these companies could be reduced or our ownership interest could be diluted.

     We have minority or non-controlling investments in certain entities. Some of these investee companies may require substantial amounts of additional capital, and their ability to obtain that financing will depend, in part, on their ability to access the capital or lending markets, which will be subject not only to the performance of their business and prospects, but to conditions in the capital markets generally. If such capital is not available or is not forthcoming on acceptable terms, the value of our investments in those companies could decrease. Further, if such companies were to issue additional equity securities, it is likely that we will not be able to participate in such issuance, which could lead to substantial dilution of the value of our investments.

We are subject to change of control provisions which could limit our ability to enter into transactions which could benefit our shareholders.

     Certain provisions of our credit facilities, that require repayment or give the lenders or holders thereunder the option to require repayment upon certain change of control transactions, could have the effect of delaying or preventing transactions involving a change of control of our company and our subsidiaries, including transactions in which shareholders might otherwise receive a substantial premium for their shares over the then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interest.

     Our articles of incorporation contain provisions to reflect restrictions which may have the effect of preventing or making transactions involving a change of control of our company more difficult. Our articles of incorporation also contain provisions to reflect the powers of our company to ensure that we and our subsidiaries remain compliant with the Canadian ownership and control provisions.

     Our shareholders’ rights plan implemented pursuant to the plan, may have a significant anti-takeover effect. The shareholders’ rights plan has the potential to significantly dilute the ownership interests of an acquiror of our shares, and therefore may have the effect of delaying, deterring or preventing a change in control of our company.

The class A restricted voting shares and class B non-voting shares may be diluted by further issuances.

     The issuance of additional shares of class A restricted voting shares and class B non-voting shares upon exercise of the Warrants will dilute the holders of our current outstanding class A restricted voting shares and class B non-voting shares as well as holders of our equity as a whole. In addition, issuance of class A restricted voting shares or class B non-voting shares to our management and employees and those of our subsidiaries pursuant to the stock option plan and equity issuances under the employee stock purchase plan will result in further dilution to holders of our equity.

ITEM 4 – INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Microcell Telecommunications Inc. was incorporated in Canada pursuant to the Canada Business Corporations Act on April 28, 2003 under the name 4130910 Canada Inc. We changed our name on May 1, 2003 to Microcell Telecommunications Inc./Microcell Télécommunications Inc. We are the successor corporation of another corporation, which we refer to in this document as Old Microcell when we need to differentiate it from the current Microcell. Old Microcell was incorporated pursuant to the CBCA on October 16, 1992 and liquidated into Microcell as of December 31, 2003. We were formed as a holding company for Old Microcell pursuant to a Plan of Reorganization and of Compromise and Arrangement under the Companies’ Creditors Arrangement Act (Canada) and the CBCA.

     As at December 31, 2003, we had 1,245,146 customers, an increase of 7% compared with 2002, shareholders’ equity of $343.9 million and deficit of $12.1 million. For full-year 2003, we also had total revenues of $570.8 million, operating loss of $19.6 million and net income of $50.5 million. As at March 31, 2004, we had 1,257,512 customers, shareholders’ equity of $329.9 million and deficit of $33.4 million. Total revenues for the three months ended March 31, 2004 were $145.3 million, our operating loss was $1.6 million and our net loss was $14.7 million.

     Our principal place of business is located at 800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada H5A 1K3 and our registered office is located at 1250 René-Lévesque Blvd. West, 38th floor, Montreal, Quebec, Canada H3B 4W8. Our telephone number is (514) 937-2121. CT Corporation System, located at 111 Eighth Avenue, New York, NY 10011, (212) 894-8940, acts as our agent for service of process in the United States.

TELUS’ unsolicited Offers

     On May 13, 2004, we were informed that TELUS Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell. On May 17, 2004, TELUS Corporation filed its offer with the Canadian Securities Administrators and the SEC. On May 19, 2004, the board of directors of Microcell met with its financial advisors and legal advisors to review the TELUS Offers, and all relevant financial and legal considerations surrounding the TELUS Offers. At the May 19, 2004 meeting, the financial advisors informed the board of directors of their opinions to the effect that, as of such date and based upon and subject to the matters stated in their respective opinions, the consideration being offered to the holders of securities under the TELUS Offers was inadequate, from a financial point of view, to such holders of securities. After careful review and analysis of the TELUS Offers, the board of directors resolved to recommend that holders of securities not tender their securities into the TELUS Offers and, should any of their securities have been tendered, to withdraw them.

     On May 19, 2004, the board of directors also resolved to form a special committee of the board of directors in order to consider, evaluate and negotiate alternatives to the TELUS Offers (including any amendment to the TELUS Offers) and make recommendations to the board of directors for its approval. The special committee is composed of Messrs. André Bureau, James Continenza, Christian Dubé, Gary W. Goertz, Robert F. Latham, Paul McFarlane, Steven D. Scheiwe and Lorie Waisberg.

     On May 20, 2004, we issued a news release stating that our board of directors recommended, after careful review and analysis of the TELUS Offers performed with the assistance of the financial advisors and legal advisors, that holders of securities not tender into the TELUS Offers. On the same date, we filed a Schedule 14D-9 with the SEC, pursuant to U.S tender offer rules.

     We are actively considering strategic and financial alternatives to the TELUS Offers. To that end, we and our advisors have entered into discussions with a number of parties, including TELUS. This process is ongoing and may result in additional discussions or negotiations regarding a sale of our company to TELUS or another party, an equity investment in our company by a strategic or financial investor, the separation of certain of our assets, or some combination of these alternatives. However, there can be no assurance that the process we have initiated, or the TELUS Offers themselves, will lead to any transaction.

     On May 31, 2004, we announced the mailing of our directors’ circular containing the previously announced recommendation of the board of directors that holders of Microcell’s class A restricted voting shares, class B non-voting shares, warrants 2005 and warrants 2008 not tender into the unsolicited offers from TELUS Corporation commenced on May 17, 2004. On June 22, 2004 TELUS announced that it would extend the TELUS Offers until July 22, 2004. On June 29, 2004, we issued a press release confirming the recommendation in our directors’ circular.

Capital Restructuring

     At the time of the release of our second quarter 2002 results on August 9, 2002, we announced that there was significant uncertainty regarding our ability to continue as a going concern, such ability being dependent, among other factors, on our ability to reduce our financing costs and improve our liquidity and operating performance. We also announced on that date that we had retained the services of Rothschild Inc. and NM Rothschild & Sons Canada Limited, which we refer to collectively as Rothschild, as financial advisor, and formed, in August 2002, a special committee of the board of directors of Old Microcell, or the Old Board, composed of three independent directors with a view to evaluating various strategic options in the circumstances. The alternatives considered by the financial advisor and the special committee were a debt restructuring, recapitalization, potential capital infusion, sale of the business and other type of transactions including a court supervised reorganization. The special committee determined that the capital reorganization was the most favourable alternative for all the stakeholders. Three independent directors, Messrs. Michael Cytrynbaum, Noel R. Bambrough and Pierre Laurin, composed the special committee. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate our alternatives with a view to reducing our financing costs and improving our liquidity. To that end, the special committee obtained the advice and recommendations of Rothschild. The significant uncertainty resulted from the fact that we disclosed that we believed we would be in default of certain covenants in our long-term debt agreements within a twelve-month period, unless we could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide us with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

     On October 31, 2002, we entered into a forbearance and amending agreement with our secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the 2006 Notes and the possibility of the non- payment to a supplier under a material contract. On December 2, 2002, we announced that we would not make our interest payment on our 2006 Notes due on that day. Before the end of the forbearance period, we reached an agreement with the supplier on the amount due and settled such amount.

     On December 23, 2002 we announced that our secured lenders, holding approximately 74% of the outstanding secured debt, had agreed on the terms of a recapitalization plan. In this regard, our secured lenders agreed to forbear, until January 6, 2003, the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. Old Microcell also continued to have constructive discussions regarding the recapitalization plan with the informal ad hoc committee of noteholders, which we refer to as the AHB Committee, formed to pursue discussions with us regarding our proposed recapitalization.

     On January 3, 2003, we announced that we had received signed commitments from certain of our secured lenders and noteholders, representing approximately 75% and 55%, respectively, of the estimated aggregate voting claims that may be represented at the secured creditors’ meeting and the affected unsecured creditors’ meeting. In view of our then current and anticipated financial position, the status of our discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to us under the circumstances, we elected to restructure our operations under the protection of the Companies’ Creditors Arrangement Act (Canada). We filed for and received protection under the Companies’ Creditors Arrangement Act (Canada) on January 3, 2003, in the form of an initial order granted January 3, 2003 by the Superior Court of the Province of Québec in the Judicial District of Montreal, which we refer to as the Court, in respect of Old Microcell and certain of our subsidiaries. We refer to this as the Initial Order.

     On February 19, 2003, we filed our circular, which included the plan of reorganization, with the Canadian Securities Administrators and the SEC. Subsequently, on March 17, 2003 the plan of reorganization was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Court issued a sanction order sanctioning the plan of reorganization and it became effective on May 1, 2003.

     The restructuring of our operation mainly consisted of a reduction of our workforce and of our debt obligations by approximately

$1.6 billion and our annual interest payment obligations by a range of $140 to $180 million. The court protection that we received under the Companies’ Creditors Arrangement Act (Canada) ensured that the negotiated plan of reorganization would be implemented in an orderly fashion and for the benefit of all stakeholders.

Capital Expenditures

     Our PCS network, based on the GSM technology, represents our main capital expenditure and covers approximately 19 million people, or 61% of the Canadian population. We have designed our PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, we have been able to design our PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. We believe that this design permits our PCS network to provide high quality service even at cell edges. In addition, we are using mini and micro-base stations, off-air repeaters and in-building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage.

     In 2001, we upgraded our entire GSM network to offer GPRS technology, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable “always on” Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

     We invested approximately $73 million, $125 million and $277 million in capital expenditures for the years ended December 31, 2003, 2002 and 2001 respectively. In addition, we invested $130 million and $20 million in 2001 and 2000, respectively, for the total acquisition of Inukshuk. The principal asset in Inukshuk is represented by the MCS licenses. The MCS licenses were written down to nil in 2002, as a result of uncertainty regarding financing at that time.

     With effective implementation of our capital restructuring plan on May 1, 2003, we have strengthened our financial position. Now that this process is completed, our goal is to re-establish our company as a strong competitor in the Canadian PCS wireless market, providing affordable and innovative PCS services and positioning us as the preferred access network for the mass market. Our strategic direction is to focus primarily on our core PCS operations within the retail consumer and individual business user market segments.

     With our network buildout substantially completed, capital expenditures for 2003 are projected to be between $70 and $80 million. The expenditures will be concentrated on maintenance and capacity improvements to allow for continued service quality, subscriber and usage growth, as well as on enhancement of the PCS coverage and signal strength in markets already being served.

BUSINESS OVERVIEW

     From our inception, we have been involved in the design and deployment of wireless communications services. In September 1994, we were issued an experimental license from Industry Canada to test PCS technologies operating in the 1900 MHz frequency range. The experimental license was used to deploy a pilot network in Montreal. At the end of 1995, we were awarded our PCS license and began commercial deployment of our PCS network across Canada in 1996. In 2001, our PCS license was renewed for a second five-year term and in December 2003, this was extended a further five years, to 2011.

     We offer a wide range of voice and high-speed data communications products and services to over 1.2 million customers. We operate a GSM network across Canada and market PCS and GPRS under the Fido brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. We are the only wireless competitive local exchange carrier in Canada, which provides us with the ability to port landline numbers to wireless phones. This enables us to differentiate ourselves in the Canadian wireless industry by allowing us to actively pursue a local wireline substitution strategy. We also offer access to our PCS network to third-party telecommunications providers on a wholesale basis, including Sprint Canada Inc. with whom we have an agreement whereby Sprint Canada offers their home phone and long distance service along with our Fido wireless service.

     Since May 1, 2003, we have carried on our operations through two principal wholly-owned subsidiaries:

•	Solutions, which

•	serves both consumer and corporate customers;

•	is the holder of our personal communication services license;

•	owns our personal communication services network;

•	operates our wholesale personal communication services business; and

•	operates our retail personal communication services business under the Fido brand name; and

•	Inukshuk, a company selected to be awarded MCS licenses by Industry Canada in the spring of 2000 that cover some 30 million people in Canada; MCS spectrum allows for the deployment and operation of broadband wireless access networks. On November 19, 2003, Inukshuk announced arrangements for a venture with third parties to build an MCS network to provide for high-speed Internet, IP-based voice and local networking services using broadband wireless technology. Since February 11, 2004 Inukshuk operates as a wholesaler in Yellowknife and works with retailer SSI Micro Ltd. to bring high-speed Internet services to that market.

PCS

PCS Business Strategy

     PCS is a generation of wireless telecommunications services based on advanced, secure, digital technology. we currently offer a range of simply priced, affordable packages of feature-rich PCS, including secure digital voice transmission, prepaid services and enhanced customized value-added data services. Since our inception, we have been pursuing a mass-market strategy to position our company as the customer’s preferred source of access for everyday communications needs.

     We commercially launched our PCS services in the greater Montreal area in November 1996 under the Fido brand name. We currently provide PCS coverage in a number of other census metropolitan areas and other communities and regions in Canada, including: St. John’s, Halifax, Québec City, Trois-Rivières, Sherbrooke, Ottawa-Hull, Oshawa, Toronto, Hamilton, St. Catharines-Niagara, Kitchener, London, Windsor, Winnipeg, Regina, Saskatoon, Edmonton, Calgary, Vancouver and Victoria. In addition, our PCS network provides digital network coverage along certain Canadian highway corridors between urban areas and weekend destinations. We estimate that our PCS network covers some 19 million people, or 61% of the Canadian population. We believe that our strong branding, customer segmentation strategy, service innovation and product differentiation has fuelled high rates of customer acceptance and subscriber growth in a relatively short period of time. We had 1,245,146 customers as at December 31, 2003, consisting of 592,180 Fido postpaid service subscribers and 652,966 Fido prepaid service subscribers, compared with a retail customer base of 1,164,521 at the end of 2002 of which 545,062 were postpaid and 619,459 prepaid. This represents an approximate 9% market share of the total number of wireless subscribers in Canada.

     We are using the GSM technology for our PCS network. Having been in successful operation for approximately twelve years, GSM has achieved substantial market acceptance. It is the most widely deployed digital wireless voice and data technology in the world, accounting for 72% of the world’s digital market and 70% of the world’s wireless market. It is currently used by 510 on-air networks in 174 countries and territories, providing commercial service to more than 987 million customers, including over 22 million GSM customers in North America. We also believe that GSM network equipment prices and GSM handset prices benefit from greater economies of scale than other digital technologies. We also benefit when GSM subscribers from other networks roam onto our PCS network. Similarly, our customers enjoy the benefits of global roaming on the networks of our GSM roaming partners around the world. We have operational roaming agreements with almost all of the GSM operators in the United States and with 281 GSM operators in 148 countries worldwide.

     We have deployed a PCS network in each of our markets that is designed specifically to provide the coverage needs of our targeted market segments and the capacity necessary to satisfy the usage requirements of our subscribers. We were the first wireless operator in Canada to deploy an all-digital data network based on next generation infrastructure. Our PCS license, consisting of 30 MHz of continuous spectrum nationwide, currently allows us to rapidly and cost-effectively add network capacity with minimal cell splitting. We believe that the combination of our network technology, network design and spectrum depth makes us uniquely suited to efficiently serve the usage demands of our subscribers and provides us with a competitive advantage.

     Beyond our PCS network coverage, we provide analog roaming capabilities through the networks of other wireless operators in Canada. This increases the effective wireless coverage area available to our customers to approximately 94% of the Canadian population. Access to analog cellular coverage requires the use of dual-mode (analog-GSM) handsets.

     In order to strengthen our competitive position in the Canadian wireless market, we underwent a thorough revision of our business plan during 2002 in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges we faced in acquiring and supporting business accounts. Accordingly, we adjusted our strategic direction to focus primarily on core PCS voice operations and low bandwidth data services within the retail consumer and individual business user market segments. In order to competitively position our wireless service as a preferred means of communication in the mass market, we designed our postpaid service marketing strategy around specific product attributes, such as big-minute bundles, per-second billing, worldwide roaming and competitive long-distance rates, while our prepaid service marketing strategy is centered on product features such as flexibility, spending control, simple and convenient mobile airtime replenishment, postpaid-type per-minute rates and bundled value-added services.

     Some key elements of our business strategy, already or in the process of being implemented, include the following:

     (1) focus primarily on the retail consumer and individual business users market segments;

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

     (5) lead in terms of innovation by designing strongly differentiated products and services for profitable market niches that address the lifestyle and usage habits of the highest-growth market segments;

     (6) spearhead local wireline substitution in Canada;

     (7) adopt a “fast-follower” approach or a “network partner” approach with respect to the emerging data market in order to reduce the costs and business risks associated with new product and service development;

     (8) provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;

     (9) focus network improvements primarily on capacity and maintenance;

     (10) increase network capacity on a timely basis to support customer growth requirements resulting from new product launches or existing services and enhance existing network coverage through improvements to signal strength in markets already being served; and

     (11) continue to support existing third-party service providers and considering new wholesale proposals.

     Our goal is to remain a leading provider of affordable and innovative PCS services in Canada and to position our company as the preferred access network for the mass market. Key elements of our positioning are:

•	Build Awareness of PCS and the Fido Brand Name. We are targeting mass-market consumers, individual business users and small- to medium-sized businesses on a segmented basis. We are marketing Fido® as the wireless communications service that provides superior customer value. Our newest product, City Fido, is another avenue that we are taking to raise the profile of wireless telephony in Canada by leading the movement towards wireline displacement through offering a monthly, flat-rate, unlimited local usage package.

•	Offer Superior Products and Services at Affordable Prices. We offer simple packages of affordable, innovative and value- added PCS products and services that meet the everyday personal and business needs of customers. Through our position as one of the lowest cost providers in the wireless industry, we are able to offer better pricing to consumers. Our services have been made available on a postpaid basis and, for customers seeking an alternative form of payment with added flexibility, on a prepaid basis. We currently offer secure digital voice transmission, two-way e-mail and text messaging, enhanced voice and fax messaging, and a range of call management services. We also offer higher-speed mobile data services based on GPRS technology.

•	Offer Enhanced and Customized Value-Added Services. We believe that we can improve future revenue growth by offering a wide range of enhanced customized value-added voice-related services and data-related services on any existing or future handheld device, as well as by offering service bundles that will include high-speed Internet.

•	Differentiate from the Competition. We use the strength of our Fido brand name to attract new customers by distinguishing ourselves from the competition. We intend to continue growing the wireless market in Canada by designing innovative products and services that specifically address the lifestyle and usage habits of our target market segments and that support the key pillars of our marketing strategy: affordability of service, predictability of billing and fair pricing.

•	Provide Superior Customer Service to Build Loyalty. In order to enhance the level of customer service and to maintain a high level of customer loyalty, we have established our own internal customer service and call center, available seven days a week. Our one point of contact service includes the handling of customer inquiries concerning activation, services, billing and collections, and network performance. We also offer on-line activation and billing to our customers. We use a customer segmentation approach at our call center in order to provide an optimal level of service to our highest value customers.

•	Network Enhancements. We have built our PCS network in a cost-effective manner, which has been purposefully designed to meet the requirements of a mass-market strategy. Our choice of the GSM standard allows us to benefit from a proven technology that is currently commercially available from multiple equipment vendors. We have concentrated our network build-out in Canada’s densely populated urban areas, popular weekend destinations and certain highway corridors between the urban areas to ensure optimal network coverage for our target market segments. Our future capital spending is expected to be concentrated on ongoing maintenance, increasing capacity to support subscriber and usage growth, as well as on improving signal strength in the markets already served.

•	Wholesale PCS. In order to increase the utilization of our PCS network, we have entered into wholesale service arrangements with non-affiliated companies to use our network to offer bundled wireless services to their customers.

     We expect the Canadian wireless market to grow by another 50% over the next four years, as the penetration rate is expected to increase from approximately 43% today to over 60% by 2008. The Canadian wireless industry has enjoyed penetration gains of approximately 4 percentage points per year since 1996. Based on this trend, we expect that the penetration rate will increase by another 20 percentage points by the end of 2008 from 43% as at the end of 2003 to over 60% by the end of 2008. Also, given the increase in competitive activity and proliferation of new services, particularly since Microcell’s return as a fully active competitor after its recapitalization in 2003, industry subscriber growth has begun to improve, which could push the annual penetration gain beyond the average 4 percentage points per year. Historically, Canada has lagged the U.S. and other developed European countries in terms of wireless penetration by several years. The U.S. penetration rate was approximately 54% at the end of 2003 and it is expected to reach 70% by the end of 2008, while the average European wireless penetration rate is over 80%. As a result, there is still ample room for wireless voice services to grow in Canada, especially given the proliferation of new handsets with high-end features, the introduction of bundled offers, and the launch of new services that encourage the creation of user communities and stimulate wireline displacement. Moreover, in our view, the enterprise market for wireless in Canada is increasingly mature. Accordingly, the greater growth opportunity exists in the retail consumer market, particularly within the youth and young adult market segments, which is coherent with our customer segmentation approach and the wireless industry’s evolution in Canada. Given this context, we intend to focus our marketing efforts on stimulating this incremental growth by distinguishing ourselves from the competition. We believe our market positioning should enable us to acquire our fair share of new subscribers and to maximize our cash flow through focusing on certain higher-growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain short messaging service- based data services.

City Fido

     In keeping with our business strategy of market differentiation and our objective to continue raising the profile of wireless telephony in Canada through product evolution and innovative service design, we commercially introduced the industry’s first home and mobile service in the Greater Vancouver area, branded under the City Fido™ name, in October 2003. This service, which uniquely embraces the concept of person-to-person communication by integrating the features of traditional wireline service with the benefits of wireless mobility, is being positioned as an alternative to local wireline telephone service. The service allows customers to place unlimited wireless calls within a local calling area and to receive unlimited calls from any area for a flat monthly rate of $45. We also provide roaming and long distance service, caller ID, text messaging and other value-added services for additional fees, which has resulted in ARPU in excess of $50 per City Fido subscriber. Due to the unlimited calling feature of the service, average usage among our City Fido subscribers is currently more than double the average monthly usage of our regular postpaid subscribers at approximately 421 minutes per month (based on fourth quarter 2003 results). Because of our competitive local exchange carrier status in Canada, most customers have the option of transferring their existing home or single-line business phone number to their City Fido plan, while keeping their white pages directory listing.

     We believe that we are well-positioned, both operationally and strategically, to spearhead the movement towards wireline displacement. This unique opportunity to establish a differentiated market strategy is supported by the findings of recent studies that indicate a growing trend among consumers, particularly young urban adults, to use a wireless device as their primary means of communication, as well as by the strong customer response to City Fido experienced to date in Vancouver. We believe that City Fido will enable us to grow our subscriber base and service revenues at a significantly faster rate than planned. In May 2004 we launched City Fido in the greater Toronto area. We expect to rollout City Fido progressively over the next three years to additional Canadian cities.

     The success of City Fido presents Microcell with a unique value creation opportunity. As of December 31, 2003, the Vancouver rollout of City Fido produced the following results in the fourth quarter of 2003:

City Fido gross additions	44,286
% of gross additions (switchers)	45%
% of gross additions (newcomers)	55%
Migration of Fido subscribers	28,770
End of year City FIDO subscribers	72,428
City Fido as % of aggregate total gross additions	57%
City Fido as % of aggregate postpaid gross additions	73%
Monthly City Fido ARPU(1)	$53

(1)	Based on monthly introductory price of $40.

     We believe that City Fido has many compelling advantages and sustainable competitive strengths that strongly reinforce our overall market positioning and that support our objective of further expanding the wireless market in Canada. We can group these benefits into three broad categories:

1. Strategic benefits for Microcell

     Differentiated Service Offering. City Fido enables us to provide our subscribers with unlimited local wireless services at an affordable, fixed price, without the requirement for a long-term contract. We believe that this represents a unique value proposition for our subscribers that differs from offerings of the traditional wireless carriers. We also believe that our ability to attract approximately 72,000 City Fido subscribers in just under three months of service in the Vancouver area alone demonstrates the demand for such a product in Canada.

     Creates Competitive Barrier. We believe that City Fido creates a competitive barrier by allowing us to offer customers a strongly differentiated product that the other three national Canadian wireless operators would be reluctant to match given the significant loss of recurring service revenue they would experience from the likely migration of their high-ARPU postpaid subscribers. Moreover, we believe that our competitors would have a high incremental capital spending requirement for network capacity in order to accommodate increased usage from the migration of a large number of postpaid customers. On average, as at the end of 2003, the proportion of postpaid subscribers in our competitors’ customer bases was approximately 75% to 80%, compared with only 48% for us.

     Less Vulnerable To Churn. We believe that City Fido’s unique value and service structure, as well as the difficulty that our competitors would face in replicating this product, given the attendant cannibalization costs to them in terms of lost revenues and incremental capital expenditures, makes us less vulnerable to churn.

     Attract Switchers. We believe that the differentiated nature of our City Fido product leaves room for us to capture incremental market share by distinctively positioning Fido in what is increasingly becoming a switcher’s market in the Canadian wireless industry. We estimate that over 50% of all new gross industry additions are current wireless subscribers who churn from their existing service providers. Furthermore, based on an internal survey of new City Fido users, approximately 45% of City Fido gross additions in the fourth quarter of 2003 were switchers from other service providers.

     Rapid, Profitable Growth. The City Fido service adapts particularly well to the needs and lifestyles of single urbanites, young professionals, students, small-office home offices, or SOHOs, and to anyone who wants to add the benefit of mobility and a larger local calling area to their local phone service. As a result, we believe that we could capture a greater market share of the industry’s new gross customer additions. Offering City Fido should increase our overall operating margin faster than without this service, due to the positive impact on customer mix and revenue from having both a larger number of customers and a higher proportion of postpaid subscribers in the subscriber base.

     Establish Strong Positioning for a Service Platform. We believe that City Fido will help us to establish a more stable and committed customer base to whom we can market a host of additional wireline-type services through a platform that includes high-speed Internet, long-distance bundles and family plan options.

2. Operational benefits for Microcell

     No Significant Cannibalization of Revenues. Given the absence of a large business user segment or a significant number of corporate accounts in our current customer base, as well as no traditional local wireline franchise to protect, we do not face significant service revenue erosion from the introduction of a service that offers larger buckets of minutes at a fixed price.

     Rebalance the Customer Mix. In our view, City Fido should help us to increase the proportion of postpaid customers in our subscriber base and, therefore, improve our blended ARPU (blended ARPU is a non-GAAP measure and is defined on page 43 in the Management Discussion and Analysis of Financial Conditions and Results of Operations). As a direct result of our City Fido service launch, we increased the proportion of postpaid subscribers in our Vancouver area customer base during the fourth quarter of 2003. On October 1, 2003, our subscriber base in Vancouver was 50% postpaid, compared with approximately 58% at December 31, 2003. Postpaid subscriber additions in the fourth quarter of 2003 represented 78% of our total gross additions in Vancouver (of which 73% were City Fido), compared with an average of 40% for the first nine months of 2003.

     Achieve a Lower Cost Structure. Our mass-market operating strategy, network design, concentrated network coverage and spectrum position has allowed us to become one of the lowest cost providers of wireless service in Canada. As a result of our ability to keep costs down, we are able to offer better pricing to consumers. Due to the our current suite of products and customer profile, network usage is distributed fairly evenly throughout the day, resulting in very low peak-time usage and substantial off-peak capacity. The cost of network infrastructure and the cost of backhaul have decreased dramatically over the last few years, which has enabled us to reduce our cost per incremental minute. This ability to add network capacity cheaply, as well as the introduction of handset vocoders with better compression ability over the next year, should allow us to address the unlimited local usage market in a profitable and financially sound manner. Moreover, City Fido is a product that is easy to sell and service. Therefore, it brings added simplicity to our operations, which should contribute to further improving our cost structure and result in a higher operating margin over time.

3. Benefits for the Canadian wireless industry

     Drive Incremental Penetration. We believe there is substantial demand for larger-bucket wireless services at a fixed, affordable price in Canada and that many prospective customers currently refrain from subscribing to or extensively using wireless communications services due to a lack of perceived value with their traditional wireless calling plans. We also believe that City Fido reduces the gap between existing wireless and wireline pricing, which stimulates wireless usage and encourages wireline substitution. In a recent survey among City Fido users conducted in November 2003, 14% indicated that they would cancel their residential wireline service. The percentage among wireless service newcomers was much higher at 25%. As a result, we believe that products such as City Fido could contribute to driving Canadian penetration rates in our markets to levels comparable to those experienced in the United States, Europe and Asia.

PCS Products and Services

     Monthly airtime packages. We offer two types of monthly price plans to customers who choose to subscribe to our postpaid PCS service, with the option of a 24-month customer agreement, which provides new subscribers with a significant discount on a wireless device of their choice:

(1)	Payable upon receipt of an invoice:

     (a) Anytime

•	200 minutes of airtime for a flat rate of $20; or

•	400 minutes of airtime for a flat rate of $40; or

•	700 minutes of airtime for a flat rate of $70; or

•	1,000 minutes of airtime for a flat rate of $100.

     (b) 1,000 Plus:

•	1,000 minutes of airtime during evenings and weekends, 150 weekday minutes of airtime and minute tracker feature, for a flat rate of $30; or

•	1,000 minutes of airtime during evenings and weekends, 300 weekday minutes of airtime and minute tracker feature for a flat rate of $45; or

•	1,000 weekday minutes of airtime, 150 minutes of airtime during evenings and weekends and minute tracker feature, for a flat rate of $50.

     (c) Bundles:

•	300 minutes of airtime, 100 text messages, voice messaging and call display features, for a flat rate of $30; or

•	400 minutes of airtime, 200 minutes of long distance within Canada and to the U.S., 50% discount on the rates for international calls, voice messaging and call display features, for a flat rate of $45; or

•	1,000 minutes of airtime, unlimited airtime during evenings and weekends, minute tracker, voice messaging with Instant Reply and call display features, for a flat rate of $100; or

•	400 minutes of airtime, 5 megabytes of mobile Internet access, voice messaging and call display, for a flat rate of $45.

     Customers can add the following options to their anytime or bundles monthly package:

     (A) unlimited local and long-distance calls, text messages and chatting between Fido customers anywhere in Canada for $10 per month;

     (B) unlimited airtime during evenings and weekends for $25 per month;

     (C) unlimited airtime during weekends for $15 per month;

     (D) 250 minutes of long distance within Canada and to the U.S. for $10 per month;

     (E) 850 minutes of long distance within Canada and to the U.S. for $25 per month; and

     (F) a 50% discount on the rates on international calls for $5 per month.

     (d) City Fido:

     Currently, this service includes unlimited local calling on our digital network throughout the entire Lower Mainland of British Columbia, which covers a larger local calling area than the incumbent telephone company. Many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing.

     For $45 per month and a $50 one-time activation fee, City Fido customers can:

•	make and receive an unlimited number of calls on our digital network in their designated zone;

•	use their Fido at home as a traditional phone;

•	make calls while roaming outside their designated zone.

     Customers can add the following options to their City Fido monthly service:

     (1) 250 minutes of long distance within Canada and to the United States any time for $10 per month;

     (2) 850 minutes of long distance within Canada and to the United States any time for $25 per month;

     (3) 50% off international long-distance calls made from within Canada any time for $5 per month;

     (4) 500 kilobytes of mobile Internet access and data transmission for $5 per month;

     (5) 5 megabytes of mobile Internet access and data transmission for $25 per month;

     (6) unlimited mobile Internet access and data transmission for $50 per month.

     All monthly airtime packages include call waiting, call forwarding, conference call features, and a minute tracker feature upon request, unless specifically included. Pay per usage services are also available: text, e-mail and instant messaging at $0.10 per message sent or received, as well as information and entertainment messaging and mobile Internet. Other optional services that can be combined with one of our monthly service packages, including City Fido, unless otherwise specifically included, consist of:

     (1) call display for $3 per month;

     (2) voice messaging for $3 per month;

     (3) call display and voice messaging for $5 per month;

     (4) business messaging (includes call display, voice messaging and fax messaging) for $9 per month;

     (5) 50 text or e-mail messages for $3 per month;

     (6) 100 text or e-mail messages for $5 per month;

     (7) 1,000 text or e-mail messages for $10 per month.

     We also offer, from time to time, promotional monthly airtime packages. As of January 31, 2004, the following promotional monthly airtime packages were available:

•	the “Anywhere in Canada” package, offering unlimited local and long-distance calls, text messages and chatting between Fido subscribers, 150 weekday minutes of airtime, and unlimited evenings and weekends for a flat rate of $30.

•
the “Fido-to-Fido” package, offering unlimited local calls, text messages and chatting between Fido subscribers, 100 weekday minutes of airtime, and 1,000 minutes of airtime during evenings and weekends for a flat rate of $25.

•
the “Voice and Data” package, offering 100 weekday minutes, 1,000 evening and weekend minutes, 5 megabytes of mobile Internet access, 50 text messages, and three months of free data transmission for a flat rate of $45.

•	the “Unlimited 30” package, offering 150 weekday minutes, unlimited airtime during evenings and weekends, and minute tracker for a flat rate of $30.

•
the “Unlimited 45” package, offering 350 weekday minutes, unlimited airtime during evenings and weekends, 250 minutes of long distance within Canada and to the United States, and minute tracker for a flat rate of $45.

•	the “All-in-one Fido-to-Fido” kit at $150, offering a Siemens A56 handset plus four months of the Fido-to-Fido package with system access fee included.

(2)	Payable before receipt of an invoice:

     In line with our objective to make wireless telephony accessible to all Canadians, we launched a new payment option that allows more customers to enjoy the benefits of monthly airtime packages by paying for them in advance. This service platform gives first-time wireless customers with little or no credit history access to a postpaid rate plan, but without the working capital risk for us. Customers seeking greater flexibility and control over their wireless spending now have a practical alternative to prepaid service that offers per-second billing and real-time account tracking on-line. Our full control package, referred to as the FCP package, also includes the minute tracker feature that sends customers free text messages to advise them of their airtime usage and inform them of their account balance. Payment can be made through pre-authorized debit of a credit card or bank account, or by telephone or in person at one of our points of sale. When customers activate their Fido FCP service, we deposit $5 in the customer’s account for extras such as long distance, text messages, e-mail messages, and additional minutes. A $50 management fee applies when service is activated. The following FCP packages are currently available:

•	200 minutes of airtime for a flat rate of $20; or

•	the Fido-to-Fido package for a flat rate of $25; or

•	150 weekday minutes, 1,000 evening and weekend minutes for a flat rate of $30.

     All monthly airtime packages are billed on a per second basis, do not require a contract, and include call waiting, call forwarding, conference calling, and minute tracker feature upon request, unless specifically included. Pay per usage services are also available: text, e-mail and instant messaging at $0.10 per message sent or received, as well as information and entertainment messaging and mobile Internet.

     Beyond the bundled minutes, additional airtime is charged at the rate of $0.20 per minute for all monthly price plans, except for the Anytime and Bundles 1,000 minutes price plans where additional airtime is charged at a rate of $0.10 per minute. Long distance calls made from Canada to anywhere in Canada and the United States are billed at $0.10 per minute, while overseas rates are priced competitively with those of incumbent wireline telephone and alternative long-distance carriers. We charge a single roaming rate of U.S.$0.20 per minute for our customers roaming in the United States. We regularly bundle our airtime packages with selected service options to deliver superior value to our targeted customer segments.

     Per-minute Prepaid PCS Voice Service. In 1998, we introduced a prepaid wireless service whereby customers can purchase in advance of their usage airtime vouchers for a fixed validity period. We currently offer various airtime vouchers:

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

     All prepaid airtime is usable any time of the day or week, and has been charged on a per-minute basis since September 16, 2002. Prepaid service includes call waiting, call forwarding, standard voice messaging and call display as well as text and e-mail messaging at $0.10 per message sent and received. Information and entertainment messaging are also available on a pay per use basis. The flexible nature of our prepaid pricing options has been designed to enable the two main prepaid customer target segments, the youth and young adults, to better control their monthly expenditures and benefit from greater perceived value.

     In recognition of the prepaid customer’s need for simple, convenient, and mobile airtime replenishment, we introduced a new service in October 2002 called InstantRefill. This is a text message-based payment service that alerts Fido prepaid customers when their account balance is low and allows them to use their wireless handset to purchase additional airtime instantly by a pre-authorized bank account debit or by credit card. Customers can also purchase additional prepaid airtime at any of our retail points of purchase by credit card directly through the customer service center, or through most Canadian Imperial Bank of Commerce banking machines. Long-distance calls made by prepaid customers are charged at the same rate as for monthly postpaid price plans.

     PCS Data Service. We completed deployment of our GPRS network in 2001. Once fully optimized, according to our GPRS suppliers, the technology is expected to allow for throughput data rates of up to 115 kilobytes per second. As a result, we have defined a host of new services and products that enable customers to gain access to wireless data applications. In September 2001, we became the first Canadian wireless provider to provide the next generation of mobile data services based on GPRS wireless technology, and the first to introduce, in conjunction with T-Mobile USA Inc., data roaming capabilities in the North American market. Our data-capable devices enable mobile access to the Internet, e-mail, and personal information management tools at various speeds. The following data-only GPRS usage plans are currently available:

•	$50 per month for unlimited usage;

•	$25 per month for 5 megabytes, with each additional megabyte at $10; and

•	$5 per month for 500 kilobytes.

     GPRS-based data services are also available on a pay-per-use basis charged at 3¢ per kilobyte. In addition, we have identified a number of market-specific mobile data applications beyond the basic offering of “always on” Internet connectivity. The focus for business users is e-mail access and personal information management tools, while interactive services such as gaming and instant messaging are projected to be attractive to the consumer market.

     We believe that, as data transmission technologies develop, a number of additional potential uses for such services will emerge.

     GSM Technology Features. Our choice of GSM digital technology enables us to offer the following services and features:

•
Secure Communications. Sophisticated GSM encryption algorithms that vary with each call provide increased call security to protect users against eavesdropping and significantly reduce the risk of cloning of subscriber information.

•	Call Management. Our PCS network offers call management services including call display, call waiting, call forwarding, call blocking, caller identification blocking and call conferencing.

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

•
Enhanced Wireless Data Transmission. Digital networks are capable of simultaneous voice and data communications. We currently offer basic enhanced wireless data transmission services, such as two-way alphanumeric short messaging service, GPRS and fax messaging.

•
Subscriber Identification Module. Our GSM handsets hold a subscriber identification module, or SIM card, that contains a microprocessor which protects against fraudulent use by identifying and authenticating each subscriber. The SIM card can also store details of the user’s services subscribed, telephone number, personalized directory and notifications of voice and data messages received. In addition, the SIM card will enable a subscriber roaming on another GSM network to have access to comparable services. However, certain of these features are not available while customers are roaming on other GSM networks or on an analog cellular network.

•
Ease of Use. We provide easy to use, intuitive, menu-driven handsets from different manufacturers, such as Sony Ericsson Mobile Communications AB, Nokia Products Limited, Siemens Canada Ltd. and Motorola Canada Limited, that enable customers to make full use of the features available on GSM. Microcell also provides over-the-air service activation or subscriber profile management by transmitting changes in a subscriber’s feature package of services, including mobile number assignment, directly to the SIM card in the subscriber’s handset.

•
Worldwide Roaming. Our subscribers are able to roam on to other GSM networks, operating either at the same 1900 MHz frequency, or on a different frequency through the use of a multi-band GSM handset. This roaming capability gives subscribers access to PCS service when traveling around the world. Access to roaming service requires us to enter into roaming agreements with other GSM operators. We have operational roaming agreements in place with almost all of the GSM operators in the United States and with more than 281 GSM operators in 148 countries worldwide.

Subscriber Base

     Our strong branding, customer segmentation strategy, service innovation and product differentiation has fuelled high rates of customer acceptance and subscriber growth since inception, as reflected by our reaching the one million subscriber mark faster than any other wireless operator in Canada. During our recapitalization process, which began in the third quarter of 2002, we imposed a growth slowdown on our operations in order to preserve liquidity. This resulted in fewer new gross additions, which in combination with higher churn due partly to increased competitive activity, gave rise to subscriber losses. Following the successful completion of our capital reorganization, we returned to the wireless market as a fully active competitor and resumed subscriber growth. As a result, for the third and fourth quarters combined, which were our first two full quarters of operation following completion of our restructuring, we added 148,714 new net subscribers. As at December 31, 2003, we had 1,245,146 retail subscribers, representing an increase of 7% over 2002. In addition, as at December 31, 2003, we provided PCS network access to 33,042 wholesale subscribers.

     The chart below provides an annual summary of our PCS subscribers and annual subscriber growth since 1997:

Year Ended December 31st	Retail Subscribers		Net Increase		% Increase
1997	65,667		63,637		3,134.8%
1998	282,174		216,507		329.7%
1999	584,487		302,313		107.1%
2000	922,527		338,040		57.8%
2001	1,209,210		286,683		31.1%
2002	1,164,521	(1)	(44,689	)(1)	(3.7	%)(1)
2003	1,245,146		80,625		6.9%
As of March 31, 2004	1,257,512		12,366		1.0%

(1)	During the second quarter of 2002, we removed 90,000 inactive prepaid customers from our retail customer base. We define inactive prepaid customers as those who have not made or received a call for a period of more than 30 days. The 90,000 figure represented approximately the average monthly number of inactive accounts in our prepaid customer base in the last twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, we believe that we are providing a more accurate representation of our quarterly prepaid operating statistics for average revenue per user and average monthly usage.

Sales and Marketing

     The guiding principle driving our marketing strategy is that “Fido simplifies life”. We offer an array of innovatively-designed and affordable wireless services that meet the everyday personal and business needs of our customers. The Fido brand plays a key role in product positioning, having differentiated itself in the Canadian wireless market by being perceived as savvy and trendy, yet at the same time trustworthy, customer-friendly, and innovative. We use market-wide research to identify our best potential and most profitable, high-growth market segments, and to understand consumers’ needs and preferences in developing and delivering the right products and services in the most cost efficient manner. We engage in mass-market advertising in order to maintain our brand and support our indirect and direct distribution channels. We advertise primarily through local print media, television and billboards. We also use in-store media, as well as the Internet, to capture the attention of prospective customers.

     Products and services that are simple and easy to use reduce the need for customer service and optimize customer satisfaction. As a result, we enjoy a low cost of customer maintenance and a high level of efficiency in our call center operations. We also provide a 15-day satisfaction guarantee, bill our monthly airtime (postpaid) service by the second, and offer big-minute airtime bundles at affordable per-minute rates that can be used anytime and anywhere Fido PCS service is available.

     We use a segmented approach in acquiring and servicing customers. This approach is intended to support the growth of our core wireless voice business, as well as our entry into the emerging wireless data market. As wireless penetration increases beyond the current penetration rate, the mass-market retail consumer is expected to make up a higher percentage of new net additions. We believe that Canada’s urban and suburban markets, where more than two-thirds of the Canadian population lives, are likely to be the most receptive markets for PCS going forward. Given this context, we are well positioned with the strength and positioning of our Fido brand, combined with attractive monthly packages and per-minute prepaid offers, which have allowed us to achieve strong positions within the youth and young adult market — age 15-24 — and the young professionals’ market — age 25-34 — two of the segments with the highest growth potential in Canada.

     In order to make PCS more affordable, we subsidize the sale of handsets — a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is taking on greater importance as handset life cycles shorten. The Fido handset and device portfolio includes some leading-edge handsets, some launched as exclusive to Fido. Our current handset and device line-up consists mainly of devices from Sony Ericsson, Nokia, Siemens, Motorola and Danger.

     By establishing preferred business relationships with certain handset suppliers, we are able to obtain good pricing and limited-time exclusivity on some of their newest devices. We have positioned our postpaid service among high-value customers as a preferred means of communication, providing them with the added benefits of mobility, personalization of service, and Internet connectivity. We do this in part through an attractive handset line-up with high functionality that is fairly priced. We have positioned our per-minute prepaid service to allow an alternative means of payment with comparable value and services to the monthly plans, yet with greater control over expenditures. By segmenting Fido service in this manner, we expect to better match potential customers to the most appropriate method of payment. We expect this to result in improved customer satisfaction and retention.

     With a relatively lower penetration rate of voice-based wireless service in Canada than in many other markets around the world, for example Europe and the United States, we believe there remains good growth potential for wireless services in Canada, including for wireless data services. Data-services revenue in the wireless market has been slow to materialize due to a lack of consumer-oriented applications and devices. We believe that the penetration rate of data-related services will increase concurrently with the increase in the penetration rate of wireless services in Canada as awareness of data-related services grows with the commercial availability of a larger and wider variety of new and affordable devices.

     Short messaging services, instant messaging services, gaming applications, and the introduction of feature-rich, highly functional and affordable handsets are all projected to increase the level of wireless data- services traffic and usage.

Customer Service

     We recognize that superior customer service is vital in contributing to the long-term success of our business by helping to establish a loyal base of satisfied customers. Accordingly, we have made customer service and satisfaction essential elements of our operating philosophy. Providing timely and accurate information concerning services, network coverage, billing and customer account information, as well as responding to general inquiries and correspondence, are important elements of a comprehensive customer service program that promotes customer goodwill.

     We maintain a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise. These resources are available to customers seven days a week. Since 2002, we have offered on-line billing services whereby our customers have access to billing information and have the ability to pay their invoices via the Internet. Our trained staff is located in stores and kiosks to promote our PCS products and services and provide information to customers. Each sales and customer service representative participates in a customized training program.

Customer Retention

     As the Canadian wireless market reaches maturity, customer retention is becoming increasingly important for wireless service providers. As a result, we are pro-actively addressing this issue by designing retention programs aimed at increasing our customers’ level of satisfaction and loyalty. In February 2004, we launched a loyalty program called Fido Treats, whereby our customers can accumulate reward points based on spending that can be redeemed toward the purchase of a handset of their choice. One of our key objectives with this program is to position Fido as the only Canadian wireless service provider to offer all of its customers the opportunity to replace their handsets at a low cost on a periodic basis.

     We also implemented a customer lifetime value scoring and segmentation system within our customer service operations, which has permitted us to align the cost of retaining a specific customer with the value that customer has generated over time. This system facilitates the identification of long-time and high-value subscribers, which allows us to implement specific initiatives in order to minimize customer deactivation within these segments. Specifically, in December 2003, we began a handset replacement/upgrade program through a telemarketing and direct mail campaign targeted at our high-value subscribers. We have found this tool to be useful in our retention efforts, particularly in the wake of the competitive attacks launched by the competition directly at our customers in central and eastern Canada in response to City Fido in Vancouver.

     We introduced an optional 24-month customer contract in February 2004. Upon activation, customers who opt for a 24-month agreement will receive a significant discount on any handset in our portfolio of devices. We believe this will allow us not only to leverage our position as the industry’s lowest cost provider of handsets by offering more attractive prices on sought-after, feature-rich devices, but also to become less vulnerable to competitors’ attacks, while addressing the rapidly growing switchers’ market.

Distribution Network

     We develop and maintain a distribution network that allows us to exert significant influence over the message delivered to our customers in order to set the right expectations for the customer and to control the cost of acquisition. We have more than 5,500 points of sale at the retail level. These points of sale include corporate-owned stores and kiosks as well as third-party outlets. Our retail distribution network is also comprised of voucher-replenishment-only outlets through more than 3,000 automated teller machines of a Schedule I bank under the Bank Act (Canada). In 2003, approximately 50% of our gross subscriber additions were added through our indirect distribution outlets. We believe our mix of indirect and direct distribution provides us with the ability to reach the largest number of potential customers in our markets at a low relative cost.

GSM Network

     Our PCS network, based on the GSM technology, covers approximately 19 million people, or 61% of the Canadian population. We have completed the greater part of our digital PCS network deployment plans and, going forward, will analyze, on a case-by-case basis, the merits of further deployment of the network. Future network deployment plans will focus on enhancing capacity and coverage, as well as improving signal strength in the markets already being served in order to support subscriber growth and current service level parameters.

     We have already deployed our GSM network along certain Canadian highway corridors between urban areas and weekend destinations. However, due to the high cost of PCS network build-out and the lack of necessary scale economies, we generally do not build our PCS network in sparsely-populated areas or in low- traffic density areas. Analog cellular networks currently serve many of these areas. We have an analog roaming agreement with the former members of Mobility Canada, whose analog cellular networks are estimated to cover approximately 94% of the Canadian population, which permits us to extend coverage to areas outside the PCS network range. We expect that cellular providers will continue to offer analog cellular coverage for the foreseeable future. PCS customers using dual-mode handsets providing both analog and GSM service do not, however, have access to certain of the features and functions of PCS while operating on an analog cellular network.

     We have designed our PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, we have been able to design our PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. We believe that this design permits our PCS network to provide high quality service even at cell edges. In addition, we are using mini- and micro-base stations, off-air repeaters and in building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage. Moreover, frequency re-use is permitting us to carry up to three times more traffic from each cell point. This is being facilitated through software and hardware upgrades to our cell sites.

     Our network consists of switches and cell sites. A switching center serves several purposes, including routing calls, managing call handoffs, managing access to the public telephone network and providing access to voicemail and other value-added services. Currently, the majority of our cell sites are co-located, meaning our equipment is located on leased facilities that are owned by third parties who retain the right to lease these facilities to other carriers as well. We utilize our switching centers’ capabilities for around-the-clock monitoring of our network base stations and switches. Our network connects to the public telephone network through local exchange carriers, which facilitates the origination and termination of traffic between our network and both local exchange and long distance carriers. We have negotiated interconnection agreements with our local exchange carriers. We also use third-party providers for long distance services and for backhaul services. Backhaul services are the telecommunications services that other carriers provide to carry our traffic from our cell sites to our switching facilities.

     In 2001, we upgraded our entire GSM network to offer GPRS, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable “always on” Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

Suppliers

     Network Equipment Vendors. We entered into a supply agreement with Nortel Networks Corporation dated as of December 20, 2001, for the purchase by Solutions of GSM products and eligible services from Nortel. On January 16, 2004 we entered into an amendment to the Nortel agreement whereby Nortel became our exclusive supplier for GSM and UMTS (Universal Mobile Telecommunications System) core wireless network equipment until December 31, 2006. The amendment gives Nortel exclusivity for provisioning us with GSM MSC (Mobile Switching Centre), HLR (Home Location Register) and call server products.

     We also entered into an agreement with Ericsson Canada Inc. for the purchase by Solutions of PCS products and services from Ericsson. This Ericsson agreement, containing no purchasing commitment, generally provides for our purchase of hardware, software and services related to our PCS network.

     Handset Suppliers. We do not manufacture any of the handsets used in our operations. The high degree of compatibility among different manufacturers’ models of handsets allows us not to be dependent upon any single source of handsets. The handsets used in our operations are available for purchase from multiple sources, and we anticipate that such equipment will continue to be available in the foreseeable future. We are purchasing handsets primarily from Nokia, Siemens, Sony Ericsson, Motorola and Danger.

Intellectual Property

     We have registered Fido(R), Microcell Solutions(R) and Microcell(R) as trademarks in Canada with the Registrar of Trademarks. We file applications for registration of the trademarks that we intend to use in our business such as City Fido. We intend to take appropriate measures to protect intellectual property that we develop. Under the Trade-Marks Act (Canada), the registration of a trademark takes effect on the date the certificate of registration is issued and continues to be in effect for a period of 15 years; such registration is renewable.

Broadband Wireless Internet

     Inukshuk is a wholly owned subsidiary of Solutions. Inukshuk has been issued MCS licenses from Industry Canada in the 2500 MHz frequency range. Our MCS licenses cover some 30 million Canadians, in all provinces and territories, except Manitoba and Saskatchewan. The serving territory encompasses densely populated urban areas, but also some of the most rural and remote parts of the country, where there is often no wireline network infrastructure in place to support broadband services. On December 21, 2001, Industry Canada confirmed Inukshuk’s licenses for a 10-year term, with a renewal date in March of 2011.

     The licenses allow Inukshuk to build a unique, “last mile” broadband wireless access, or BWA, network, to offer high speed Internet, IP-based voice and local networking services. A unique feature is self-installed customer premises equipment that allows for portability, giving customers access to BWA service across the MCS network. The portability feature provides an advantage over fixed Internet offerings that limit a customer’s access to service to a single location.

     Inukshuk’s MCS license conditions require it, among other things, to meet deployment commitments and to expend annually for each license area the greater of two times license fees (totaling across all license areas approximately $2.8 million), 4% of adjusted gross revenues, or $50,000 on “Learning Plan” commitments, unless otherwise agreed to by the learning community. Inukshuk’s Learning Plan is intended to promote deployment of MCS in outlying areas, and to develop on-line learning content.

     Inukshuk’s objective is to become Canada’s premier wholesaler of broadband wireless services. In Canada, high-speed Internet and other broadband services are currently provided by incumbent telephone companies with DSL technology, cable television operators and some new entrant telecommunications companies. Broadband service is principally available in Canada’s urban markets. Approximately 35% of Canadian households received high-speed Internet services in 2003, and the market is projected to continue to grow. Given this context, Inukshuk is projected to provide an attractive and competitive alternative to cable and DSL networks, as well as to extend broadband access to areas not currently served by wireline systems.

     We had planned to build the MCS network directly through Inukshuk, but challenging capital market conditions in the telecommunications industry made fund raising difficult. As a result, in 2002 Inukshuk suspended efforts to build the MCS network on its own. However, Inukshuk continued to seek partners to assist in the build-out of the MCS network. In Canada’s north, for example, Inukshuk is working with regional partners, Nunanet Worldwide Communications Ltd. and SSI Micro Ltd. to bring MCS services to the Northwest Territories and Nunavut Territory.

     On November 19, 2003, Inukshuk announced the creation of a new venture with Allstream Inc. and NR Communications, LLC. Each party owns one-third of the new venture, which will operate as an independent entity, with its own identity and brand, offering BWA services on a wholesale basis to service providers, including Solutions and Allstream Inc. Each party will contribute a combination of cash and assets or services to the venture.

     Contributions are being made in two phases. During a first phase, which started on November 19, 2003, Allstream Inc. committed to inject $5 million in cash and services, NR Communications committed to contribute the equivalent of $5 million in network equipment, and Inukshuk contributed the use of 60 MHz of its MCS licensed spectrum. During the first phase, MCS network roll out began, initial commercial launches of the new venture took place, we validated technological and commercial acceptance of the service, and completed a detailed business plan.

     The parties are working to complete, in the near term, the conditions for the second phase and more extensive network deployment. During this second phase, the parties are projected to invest additional cash, assets, services and equipment, as the case may be.

     In two markets, Richmond, B.C. and Cumberland, Ontario, Solutions began retailing “iFido” services in March of 2004. “iFido” is a consumer offering of BWA service delivered from the venture’s MCS network. We believe iFido represents an attractive opportunity to offer our Fido PCS subscribers an integrated package of mobile, local, long distance and broadband services across our network. This provides us access to a broader range of market segments within the Canadian telecommunications industry.

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

     The Canadian wireless industry is comprised effectively of four national players:

•	Microcell, our PCS license, has an approximate 9% market share of the total number of wireless subscribers in Canada;

•	Rogers, with a national 25 MHz cellular license and national PCS licenses, has an approximate 28% market share of the total number of wireless subscribers in Canada;

•
the Bell Mobility Partners, with 25 MHz cellular licenses in their incumbent serving territories, covering essentially all of Canada, excluding British Columbia, Alberta and Eastern Québec, and a further 10-30 MHz of PCS licenses nation-wide, has an approximate 37% market share of the total number of wireless subscribers in Canada; and

•
TELUS, with 25 MHz cellular licenses in its incumbent serving territories, covering essentially British Columbia, Alberta and Eastern Québec, and a further 10-40 MHz of PCS licenses nation-wide. TELUS also currently operates an analog specialized mobile radio wireless communications network and a digital enhanced specialized mobile radio network at 800 MHz, and has an approximate 26% market share of the total number of wireless subscribers in Canada.

     Rogers first launched its digital services using time division multiple access technology. It has since completed an overlay of the time division multiple access network with GSM technology. Rogers continues to operate an analog cellular network across Canada.

     The Bell Mobility Partners and TELUS are using code division multiple access technologies for their digital cellular and PCS networks. The Bell Mobility Partners and TELUS both also continue to operate analog cellular networks in their incumbent serving territories. On October 17, 2001, TELUS, Bell Mobility and Aliant Telecom Wireless, a Bell Mobility partner in Atlantic Canada, concluded digital roaming arrangements for code division multiple access technologies in their respective licensed service areas.

     We believe that our 30 MHz allotment of contiguous PCS spectrum enables us to provide customers with bandwidth-intensive applications, including high-speed data transmission services. We believe that our PCS handsets are competitively priced as compared to digital and dual-mode handsets of comparable size, weight and features. In order to compete effectively with our competitors who subsidize the sale of their analog cellular and digital handsets, we subsidize the sale of our PCS handsets. Our return to the wireless market as a revitalized competitor following our successful capital reorganization, along with our recent introduction of City Fido, has resulted in an intensification of advertising, increased promotional activity and swift competitive reaction by our competitors. Certain of our competitors introduced specific advertisings which were targeting Fido customers only. For example, they offered to our customers free handsets upon signing a long-term contract. Certain of them also used our Fido brand name and/or dogs in their advertising. These actions did have minimal impact on our business. However, this could have an adverse effect on both the cost of acquiring subscribers and pricing, which could put downward pressure on future revenue growth and profit margins for the industry as a whole.

     Additional Competition. New spectrum may be licensed, and new technologies may be developed, which could provide additional competition to us. For example, mobile satellite systems, with transmissions from mobile units to satellites, could augment or replace transmissions to land-based stations. Even though such systems are designed primarily to serve remote areas, a mobile satellite system could possibly augment or replace communications within segments of land-based wireless systems.

     In addition, PCS is increasingly seen as competing with local wireline telephone services for voice and data traffic. Wireline substitution, whereby PCS customers use wireless for their principal or only telephony needs, is becoming increasingly common.

     Wireless Internet Business. The incumbent local exchange carriers, through use of DSL technology, and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada.

Research & Development

     As a condition of its PCS license, Solutions is to invest at least 2% of adjusted gross revenues derived from its 2 GHz PCS operations, on PCS-related research and development averaged over the current PCS license term, which Industry Canada recently announced will run for ten years until March 31, 2011. Our research and development activities are focused on planned investigation undertaken with the hope of gaining new scientific or technical knowledge in the field of wireless telecommunication. They are also oriented on the translation of knowledge into a plan or design for new or substantially improved material, devices, products, processes, systems or services related to PCS. As at December 31, 2003, 2% of our adjusted gross revenues represented a cumulative amount of $26.7 million and up to December 31, 2003, we spent approximately $15.9 million (approximately $3.3 million in 2003 and $5.6 million and $7.0 million in 2002 and 2001 respectively). We expect to meet the condition of our PCS license in term of investment on PCS-related research and development at the end of the current PCS license term, in March 2011.

Regulation

     Radiocommunication Act. The use of radio spectrum for our PCS and Inukshuk’s MCS network operations is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act and the ownership and operation of cellular, PCS, MCS and other radiocommunication systems in Canada are subject to ongoing oversight of Industry Canada.

     The Radiocommunication Act provides Industry Canada with wide discretion to, among other things, issue spectrum licenses and establish technical standards in relation to radio equipment. Industry Canada also has the discretion to amend the terms and conditions of licenses to ensure the orderly development and efficient operation of radiocommunications in Canada.

     Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada’s discretion. They may be suspended or revoked for cause, on notice, where Industry Canada determines the holder has contravened the Radiocommunication Act, the regulations or the terms or conditions of its licenses. Revocation is rare and licensees have a high expectation of renewal unless a breach of a licence condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. Despite this, there can be no guarantee that our PCS license and our MCS licenses will be renewed upon their expiry.

     PCS License Conditions and Fees. On April 15, 1996, Solutions was informed of the conditions attached to its PCS license, which had an initial term of five years. On March 29, 2001, Industry Canada renewed our PCS license for a second five-year term, commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Canada Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including Solutions, will be extended to March 31, 2011. Industry Canada also announced that it would make certain changes to the cellular and PCS license conditions, the most significant of which will be to grant licensees the power to divide and transfer their spectrum licenses both by quantity of spectrum and geographic location.

     Beyond the ten-year license term and the new power to divide and transfer spectrum licenses, other license conditions detailed in Gazette Notice DGRB-006-03 that apply to Solutions include:

     (1) to comply with applicable spectrum aggregation limits (discussed in more detail below);

     (2) to comply with the Canadian ownership and control provisions (discussed in more detail below);

     (3) to ensure that radio stations are installed and operated in compliance with applicable regulations from Health Canada (electromagnetic field exposure) and Transport Canada (air navigation), and only after meaningful consultations have taken place with applicable local land use authorities;

     (4) to invest a minimum of 2% of adjusted gross revenues resulting from operations in the spectrum, over the term of the license, in eligible research and development activities;

     (5) to provide for and maintain lawful interception activities as authorized by law; and

     (6) to offer PCS resale to other PCS licensees on a non-discriminatory basis.

     Also in Canada Gazette Notice DGRB-005-003, Industry Canada announced a new license fee regime for cellular and PCS licenses not won at auction. PCS licenses won in Canada’s 2001 spectrum auction do not carry annual license fees. Under the new regime, license fees will no longer be payable on an infrastructure basis, that is, a site-by-site basis, but instead will be payable on a geographic area basis. In 2011, all cellular and PCS licensees will pay a flat rate of approximately $0.035/MHz/population/year. Between now and then, all licensees will see their annual fees increase on a straight line basis from their 2004 actual payment amount to the 2011 standard payment amount. For Solutions, this means fees will increase from approximately $24.4 million in 2004 to $31.6 million in 2011.

     Industry Canada has the power to make amendments to the existing license conditions and fees. As a result, there can be no assurance that these will remain unchanged for the full duration of Solutions’ existing license term. Furthermore, there can be no assurance that these same license conditions and fees will apply in any future renewal terms.

     Spectrum Aggregation Limit. As part of the PCS licensing policy established by Industry Canada in 1995, a spectrum aggregation limit, or “spectrum cap” was put in place, restricting to 40 MHz the amount of mobile spectrum any one licensee and its affiliates could hold in a specific geographic area. In 1999, the mobile spectrum cap was raised to 55 MHz. In 2003, the cap was modified to allow enhanced specialized mobile radio spectrum to count for no more than 10 MHz under the spectrum cap. In October of 2003, Industry Canada initiated a consultation to review the spectrum cap rules which, if altered, could allow existing operators, including Microcell, to access new spectrum bands for advanced wireless services.

     MCS Licenses Conditions and Fees. In March of 2000, following a comparative selection process, Inukshuk was selected by Industry Canada to be licensed for MCS in twelve license service areas across Canada.

     On December 21, 2001, Inukshuk was issued ten-year MCS licenses running to March 31, 2011, for the twelve license service areas. The MCS licenses cover territory that encompasses the provinces of Alberta, British Columbia, Ontario, Québec, Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick and the Nunavut, Yukon and Northwest Territories. MCS license conditions that apply to Inukshuk include:

     (1) to adhere to the rollout plans made in its initial detailed license application, as amended by Inukshuk’s letter to Industry Canada dated December 5, 2001;

     (2) to adhere to the learning plan as contained in its detailed application, or as agreed to in writing by the committees made up of representatives of the learning community and Inukshuk;

     (3) to comply with the Canadian ownership and control provisions (discussed in more detail below);

     (4) to ensure that radio apparatus are installed and operated in compliance with applicable regulations from Health Canada (electromagnetic field exposure) and Transport Canada (air navigation), and only after meaningful consultations have taken place with applicable land use authorities; and

     (5) to obtain approval from Industry Canada, following full review by Industry Canada, for any application to transfer or assign the licenses, including any disposition of the rights and obligations of the licenses and any change which would have a material effect on the ownership or control in fact of the licensee.

     Annual MCS license fees are $1.30/MHz per 1,000 households for each licensed service area. For all twelve MCS licenses, Inukshuk paid annual license fees of $1,276,867 in 2003.

     In November 2001, Industry Canada announced, consistent with an earlier determination by the Federal Communications Commission of the United States, that Canada would allow both fixed and mobile applications in the MCS spectrum band. Industry Canada plans to initiate a public consultation in the future on licensing considerations arising from this change. There can be no assurance that conditions of the MCS licenses, including the license fee structure following any follow-up consultation, will not change materially, which could affect Inukshuk’s operations or costs. Inukshuk in the past had difficulties raising adequate financing, which in turn led to delays in MCS network deployment. This also led to Inukshuk temporarily suspending payments to fund learning activities committed to in the MCS license applications to Industry Canada. Recognizing extenuating circumstances, on April 2, 2003, Industry Canada extended the timeline on license conditions relating to MCS network deployment and the learning activities to March 31, 2004.

     The payments to fund learning activities started again in November of 2003, and by March 31, 2004, the MCS network had been deployed in a number of Canadian communities. Also on March 31, 2004, Inukshuk filed a revised MCS network deployment plan with Industry Canada. Inukshuk is currently awaiting the outcome of Industry Canada’s review of the proposed revised deployment plan. As mentioned above, the failure to meet conditions of the MCS licenses – which include meeting the network deployment plan - may result in the application of penalties, including suspension or revocation of the MCS licenses, but only after giving the licensee a reasonable opportunity to make representations. If Inukshuk does not meet the requirements of the MCS licenses, we may lose these licenses.

     Telecommunications Act. As a telecommunications common carrier operating in Canada, Solutions is a “Canadian carrier” as defined by the Telecommunications Act and is therefore subject to regulation by the CRTC. Inukshuk is also expected to be a Canadian carrier. The CRTC has the authority to regulate, among other things, the rates, terms and conditions of services provided by carriers, the rules of competitive entry into new telecommunications markets, and the exchange of telecommunications traffic between carriers. The CRTC also has the power to exempt classes of carriers from the application of the Telecommunications Act and to forbear (i.e. refrain) from exercising certain regulatory powers with respect to certain classes of services if the CRTC is satisfied that competition is sufficient to protect the interest of users. Exemption or forbearance may be subject to conditions. For example, in most of its forbearance decisions, the CRTC has eliminated the requirement for carriers to file tariffs and inter-carrier agreements for approval, but has retained its powers to rule on complaints of undue preference or anti-competitive behavior.

     Under the current rules established by the CRTC, a wireless carrier may carry on business as a wireless service provider, or it may take advantage of the regulatory framework for local service operators by electing to become a competitive local exchange carrier. Certain obligations and benefits are brought about by becoming a competitive local exchange carrier including “co-carrier” status with the incumbent local exchange carriers. It is also possible for a wireless carrier to operate as a wireless service provider in some areas and as a competitive local exchange carrier in others, as Solutions is currently doing.

     Regulatory Framework for Wireless Service Providers. In December 1996, the CRTC issued Telecom Decision 96-14 regarding the regulation of wireless service providers. The CRTC decided, subject to certain conditions, to forbear from exercising many of its regulatory powers, including its rate-setting powers, with respect to wireless service providers. The CRTC considered it necessary to retain the power to impose certain conditions such as confidentiality of customer information, and to ensure that wireless service providers do not unjustly discriminate against other service providers or subscribers.

     Regulatory Framework for Competitive Local Exchange Carriers. In May 1997, the CRTC issued Telecom Decision 97-8 which set out the initial terms and conditions for competition in the local telecommunication services market. Decision 97-8 establishes a technology neutral regulatory framework that permits wireless carriers to become competitive local exchange carriers provided they satisfy all the applicable terms and conditions Decision 97-8 has been modified from time to time by subsequent CRTC decisions and orders. The following is a summary of the major features of Decision 97-8 as it is expected to have an impact on our business.

     In the local services market, the CRTC considers competitive local exchange carriers to be carriers of equal stature with, and not merely customers of, the incumbent local exchange carriers. Accordingly, the CRTC mandated that incumbent local exchange carriers and competitive local exchange carriers terminate each others’ traffic originating within the same incumbent telephone exchange based on mutual compensation “bill and keep” arrangements. These arrangements do not require the originating carrier to compensate the terminating carrier for terminating its local traffic unless there is a substantial traffic imbalance. In areas where there is a substantial imbalance, local exchange carriers charge each other for traffic termination at cost- justified rate levels approved by the CRTC.

     The CRTC also directed that local exchange carriers should share the cost of this interconnection equally. This is accomplished through the terms of interconnection agreements between the carriers. In addition, in order to provide service, the CRTC has determined that competitive local exchange carriers require access to certain essential and “near essential” elements of the incumbent local exchange carriers’ local exchange network, referred to as unbundled facilities. The CRTC directed the incumbent local exchange carriers to make these facilities available to competitive local exchange carriers at cost-based rates.

     The CRTC considers competitive local exchange carriers to be “non-dominant carriers”. As such, they are not subject to the same degree of regulation as incumbent local exchange carriers and are not required to file tariffs for their rates for end-customer services. However, the CRTC requires competitive local exchange carriers to assume certain regulatory obligations, including obtaining CRTC approval of interconnection agreements and tariffs for services provided to other carriers (as opposed to end-customers). In addition, competitive local exchange carriers must permit long distance providers to interconnect with them, on request, for the purpose of providing alternative long distance services to the competitive local exchange carrier’s end- customers. Competitive local exchange carriers are also required to:

•	implement local number portability, which permits an end-customer to move from one local exchange carrier to another without changing telephone numbers;

•	provide emergency 911 service;

•	provide message relay service for the hearing impaired; and

•	satisfy various other regulatory requirements designed to protect customers’ privacy and ensure that customers receive adequate service information.

     Solutions received interim CRTC approval of its competitive local exchange carrier tariffs on September 8, 2000, a condition precedent necessary to achieving competitive local exchange carrier status. Since then, Solutions has converted to competitive local exchange carrier status from wireless service provider status in all of our principal operating exchanges across the country. On March 7, 2003, the CRTC granted final approval to the terms and conditions of our tariffs, and interim approval of the rates therein.

     Contribution Obligations. Under a CRTC-administered regime referred to as the “contribution regime”, all telecommunications service providers operating in Canada, including wireless service providers and resellers, are required to pay a percentage of their Canadian telecommunications service revenues, less certain deductions, such as inter-carrier payments, into a fund to subsidize the cost of local telecommunications service in certain high-cost regions of the country. In its December 19, 2003 Telecom Decision 2003-84, the CRTC approved a final contribution rate for 2003 of 1.1%, and also set the interim rate for 2004 at 1.1%.

     Foreign Ownership Restrictions. Solutions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian ownership and control provisions. The Canadian ownership and control provisions must also be respected by Solutions and Inukshuk to maintain their eligibility to operate as Canadian carriers under the Telecommunications Act and to hold and have renewed our PCS license and MCS licenses.

     The Canadian ownership and control provisions require Solutions and Inukshuk to be Canadian-owned and controlled corporations incorporated or continued under the laws of Canada or a province of Canada. Solutions and Inukshuk are deemed to be Canadian-owned and controlled as long as:

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

     In our case, as the ultimate parent corporation of both Solutions and Inukshuk, the Canadian ownership and control provisions require, for Solutions and Inukshuk to be considered eligible thereunder, that not less than 66 2/3% of our issued and outstanding voting shares be owned by Canadians, and that we not otherwise be controlled in fact by non-Canadians. A voting share for purposes of the Canadian ownership and control provisions means a share or class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes a security that is convertible into such a share at the time that a calculation referred to in that clause is made.

     We may restrict the issue, transfer and ownership of shares, if necessary, to ensure that we remain in conformity with the Canadian ownership and control provisions. For such purposes, in particular but without limitation, we may, in accordance with the provisions of the Canadian ownership and control provisions, to the extent applicable:

     (1) refuse to accept any subscription for any voting shares;

     (2) refuse to allow any transfer of voting shares to be recorded in our share register;

     (3) suspend the rights of a holder of voting shares to vote at a meeting of our shareholders; and

     (4) sell, repurchase or redeem any voting shares.

     Our articles of incorporation provide that we may, in connection with the issue, or transfer of ownership, of voting shares in our capital, take any action, or refuse to take any action, as the case may be, to the extent necessary to ensure that any of our subsidiaries is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act or to be issued, to hold and to renew radio authorizations or radio licenses under the Radiocommunication Act, if and only to the extent that the business activities of such subsidiary require such eligibility.

     Solutions, Inukshuk and Microcell may not otherwise be controlled by non-Canadians. In other words, non-Canadians cannot exercise control in fact over these companies. The test for determining control has been applied in a negative fashion. That is, reviews have focused on whether non-Canadians have control, not whether Canadians control, the carrier in question. Any one determinant may not necessarily amount to control, but the cumulative effect of several determinants may influence whether de facto control is being exercised by non-Canadians.

     Our failure to comply with the requirements relating to the Canadian ownership and control provisions may affect the ability of Solutions and Inukshuk to operate as Canadian carriers and to hold and have renewed our PCS license and the MCS licenses. We believe that we and our subsidiaries currently comply with the Canadian ownership and control provisions.

     In November 2002, Industry Canada initiated a review of the Canadian ownership and control provisions. The review was conducted by the House of Commons Standing Committee on Industry, Science and Technology, and it determined that the restrictions on foreign participation in the telecommunications sector set out in the Canadian ownership and control provisions are no longer appropriate, and their removal is needed. Industry Canada has proposed that the Government of Canada respond to the recommendations in the Spring of 2004. There is no assurance that the Standing Committee recommendations will lead to modifications to the Canadian ownership and control provisions.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates, as of May 31, 2004 the intercorporate relationship among Microcell and our subsidiaries, and the percentage of voting rights held or controlled by us. All these companies were incorporated under the Canada Business Corporations Act, except for Telcom Investments Inc., which was incorporated under the laws of the State of Delaware.

Properties and Equipment

     We lease approximately 511,806 square feet of office space in Montreal, which houses staff of our principal office, switching office, computer rooms and national network operations center; of the 511,806 square feet that we lease in Montreal, approximately 83,407 square feet of office space is currently subleased to third parties. We also lease 1,340 square feet of space in Quebec city, 2,161 square feet for warehouse in Ottawa, 34,433 square feet of space in Toronto, 17,225 square feet of space in Vancouver, 18,536 square feet in Calgary, 1,508 square feet of space in St. Catherines-Niagara, 1,216 square feet in Kitchener, 726 square feet of space in Edmonton, 1,859 square feet of space in Saskatoon, 820 square feet of space in Victoria, 2,269 square feet of space in Windsor, 4,440 square feet of space in Winnipeg, 5,921 square feet of space in Halifax, 10,627 square feet of space in Mississauga, 2,270 square feet of space in Regina, 10,795 square feet in New Westminster and 200 square feet of space in St. John’s, Newfoundland for business offices and switching offices. In addition, we lease approximately 1,850 antenna sites and own six antenna sites.

     In most instances, we own the assets essential to our operations, including transmitters, microwave systems, antennae, electronic transmission receiving and processing accessories and other network equipment, including switches, radio channels, base station equipment, microwave facilities and PCS equipment. We generally lease land and space on buildings for the placement of antenna towers and also lease the premises on which our switches are located, principally under long term leases. We either own the operating systems and software related to these assets or use them under license. Substantially all of our assets are subject to various security interests in favor of our lenders.

     Environmental protection requirements applicable to our operations are not expected to have a significant effect on our capital expenditures, earnings or our competitive position in the current or future fiscal years.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements

     This management’s discussion and analysis, contains “forward-looking” statements, within the meaning of the securities laws, which are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, “consider”, or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

     Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. You should evaluate any statements in light of these important factors.

Basis of presentation and financial reorganization

     The following is a discussion of the consolidated financial condition of Microcell Telecommunications Inc. (“Microcell”) and its subsidiaries as at December 31, 2003 and results of operations for years ended December 31, 2003, 2002 and 2001. You should read it in conjunction with our Consolidated Financial Statements as of and for the twelve-month period ended December 31, 2003. Such Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”) and have been reconciled with U.S. GAAP in note 18 to the audited Consolidated Financial Statements as at December 31, 2003. All amounts are in Canadian dollars except otherwise indicated.

     On May 1, 2003, Old Microcell, and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the CCAA and CBCA. As a result, at that date, we have accounted for our financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were comprehensively revalued at estimated fair values and our deficit of $2.4 billion was eliminated and long-term debt obligations decreased by approximately $1.6 billion. We determined that our enterprise value was $689 million, of which $350 million were allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value. This resulted in a reduction of current assets [mainly consisting of the deferred charges incurred during the recapitalization process], property, plant and equipment, long-term investments and accrued liabilities. We also assigned a value, calculated at management’s best estimate of fair value, to our intangible assets, which are the PCS license at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

     Comparative financial information for periods prior to May 1, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers should remember that prior period results of operations do not reflect the effects of the plan of reorganization and the application of fresh start accounting.

     We may continue to experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

     As at December 31, 2003, we conducted our wireless communications business through two wholly-owned subsidiaries, which were: Solutions and Inukshuk. Up to May 1, 2003, we conducted our wireless communications business through five wholly-owned subsidiaries, which were: Microcell Capital II Inc., Microcell Connexions Inc., Microcell Labs Inc., Solutions and Inukshuk.

     Up to December 31, 2002, we carried out our operations through three strategic business segments: PCS, wireless Internet and investments. As a result of the restructuring process, the Company realigned its cash flows to concentrate on the PCS activities. Consequently, the Company has determined that it operates in one segment since January 1, 2003, as the wireless Internet and investments operations were no longer significant.

Critical accounting policies and estimates

     The preparation of our Consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies and estimates used in the preparation of our financial statements include the following:

Revenue recognition

     Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. City Fido’s activation fees are deferred and recognized as revenue over the estimated life of a subscriber. Sales of products such as handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to retailers, the revenue for airtime is measured at the amount paid by the subscriber and is recorded when services are provided to the subscriber. Commissions paid on prepaid airtime vouchers to third-party retailers are classified within cost of products and cost of services.

Allowance for doubtful accounts

     We maintain allowances for doubtful accounts for estimated losses resulting from our inability to collect balances due from our customers. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different than that expected.

Property, plant and equipment

     Our property, plant and equipment is recorded at cost [except for the opening balance as at May 1, 2003, which was determined under the rules of fresh start accounting]. The PCS network includes direct costs such as equipment, materials, labor, engineering, site development, interest incurred during the network buildout, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service.

Intangible assets

     Our intangible assets consist of our PCS license issued by Industry Canada, our Fido brand name and our customer list. The customer list is amortized over 30 months. The PCS license and the Fido brand name were determined to have an indefinite useful life and are not being amortized. We have determined that our Fido brand name has an indefinite life because there are no legal, regulatory, contractual or other factors that limit the useful life of the brand name, we consider the brand name to be effective in the marketplace and we anticipate generating sales and cash flows under this brand name for an indefinite period of time.

     Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada’s discretion. Revocation is rare and licenses have a high expectation of renewal unless a breach of a license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. We intend to renew the PCS license indefinitely, and expect to be able to do so. The technology used in wireless telecommunications is not expected to be replaced by another technology in the foreseeable future. In December of 2003, Industry Canada issued its Spectrum Licensing Policy for Cellular and Incumbent

Personal Communications Services, in which it announced the results of its review of the PCS terms, fees and conditions, as well as its intention to renew our PCS license up to March 31, 2011. Industry Canada also announced its intention to renew the PCS license every 10 years instead of every 5 years. Therefore, we anticipate generating sales and cash flows under our PCS license for an indefinite period of time and as a result, has classified the PCS license under this basis.

Impairment of long-lived assets

     When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and intangible assets subject to amortization, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in our statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

     Intangible assets that are not subject to amortization are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

     Impairment charge, if any, is presented within depreciation and amortization expense of the related long-lived assets in the statement of income (loss)

Derivative instruments

     Derivative financial instruments are accounted for at fair value with changes in fair value affecting income unless designated as effective hedges in which case the gains (losses) on these instruments are recognized in the income statement when the hedged item affects earnings. As at December 31, 2003, we have not designated our financial instruments as hedges.

Accounting developments

     The Canadian Institute of Chartered Accountants (“CICA”) recently amended Section 3870, Stock-based compensation and other stock-based payments, to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, we chose to apply this new standard retroactively, without restatement, beginning January 1, 2004, for all options granted under the new stock option plan since May 1, 2003. Consequently, our opening deficit as at January 1, 2004 will be adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

     The CICA also modified Section 3860, Financial instruments – disclosure and presentation. This section has been amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer’s equity shares when the instrument that embodies the obligations does not establish an ownership relationship. The new standard is effective for fiscal years beginning on or after November 1, 2004. Initial application should be recognized on a retroactive basis and disclosed as an accounting policy change. As a result, the Company assesses that its Preferred Shares having an accretion value of $296.9 million and $284.5 million as at December 31, 2003 and May 1, 2003 respectively, which are classified as equity instruments under current rules, would have to be reclassified as liabilities. The accreted of their redemption price of $17.1 million during the eight month period ended December 31, 2003 presented as an adjustment to the retained earnings (deficit) would have to be presented as an interest expenses in the determination of the net income (loss). There would be no impact on the net loss attributable to Class A and B Shares and on the earnings per share.

     In March 2004, we received a comment letter from the SEC in connection with its review of our registration statement filed on March 3, 2004 for the registration of our class A restricted voting shares and class B non-voting shares issuable upon exercise of the Warrants 2005 and the Warrants 2008. SEC staff, among other things, have questioned whether our Fido brand name has an indefinite useful life and, consequently, whether it should be subject to periodic amortization. We believe such brand name should be considered to have an indefinite life. However, were such periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would reduce our net income by $1.9 million, increase basic and diluted loss per share by $0.50 but would have no effect on cash flows for the eight months ended December 31, 2003.

Company overview

     We are a provider of wireless telecommunications services in Canada. We offer a wide range of voice and high-speed data communications products and services to over 1.2 million customers. We operate a GSM network across Canada and market our PCS and GPRS under the Fido brand name. Moreover, we are the only wireless competitive local exchange carrier in Canada, which provides us with the ability to transfer telephone numbers from the incumbent local service providers to our wireless PCS service. PCS consists of wireless telecommunications services that use advanced and secure digital technology. We provide retail PCS to end-users under our PCS license, which was renewed for a second five-year term commencing on April 1, 2001.

     On December 12, 2003, Industry Canada issued Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including us, will be extended to March 31, 2011. The terms and conditions for the renewal of the PCS license are briefly described in note 15 of our audited Consolidated financial statements for the year ended December 31, 2003. In addition to offering access to our PCS network to third-party telecommunications providers on a wholesale basis, we provide data and other wireless Internet services to our end-users based on the GPRS technology.

     Our wholly-owned subsidiary, Inukshuk, was awarded MCS licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Inukshuk entered into phase 1 of a new venture with two partners to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Inukshuk’s commitment for phase 1 is to permit the utilization of its MCS licenses. As of December 31, 2003, phase 1 of this project was not yet completed. The second phase of this venture is planned for mid 2004.

     As at December 31, 2003, we offered PCS in most census metropolitan areas in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which effectively increase our service area to 94% of the total Canadian population. In addition, we have initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 states. We also have operational roaming agreements with 281 international GSM operators in 148 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

     Additional information relating to our company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

2004 Corporate developments

•	On January 22, 2004, we announced that we would begin holding lenders’ meetings with a view to voluntarily refinancing, on more favorable terms, our existing senior credit facilities with up to $450 million of new secured debt. We announced on March 17, 2004 the successful closing of new senior secured credit facilities in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, with a syndicate of lenders. The proceeds have been used mainly to refinance our previous senior secured credit facilities in an aggregate amount of approximately $334 million. Our new credit facilities provide us with greater financial flexibility by adding approximately $80 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

The new facilities consist of an undrawn six-year $50 million first lien revolving credit facility, of a seven-year first lien term loan, and of a seven-and-a-half-year second lien term loan, each in an amount equivalent to $200 million. The revolving credit facility is denominated in Canadian dollars and both term loans are denominated in U.S. dollars. We have the ability, subject to certain conditions, to increase, at a later date, our first lien term loan facility or revolving credit facility by an additional $25 million, and our second lien term loan facility by an additional $50 million. Loan pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets.

•	On February 27, 2004, we announced that we filed a preliminary prospectus with the securities authorities in each province of Canada for a rights offering to holders of our class A restricted voting shares, class B non-voting shares, first preferred voting and non-voting shares, and second preferred voting and non-voting shares for minimum gross proceeds to Microcell of approximately $100 million. In addition, we were entitled to receive up to an additional $50 million from COM, a private holding company of Craig O. McCaw, which acted as standby purchaser for the rights offering. On March 24, 2004 we filed a final prospectus in connection with the rights offering with the securities authorities in each province of Canada.

Shareholders received one right for every share held on April 2, 2004. Every five rights entitled the holder to purchase one class B non-voting share at a price of $22.00 per share prior to April 28, 2004. The rights offering was fully subscribed and generated approximately $97 million in net proceeds. We received a further $50 million from the purchase of class B non-voting shares under a standby agreement with COM. As a result of these transactions, we issued 6,792,363 additional class B non-voting shares. Furthermore, pursuant to the standby purchase agreement, we issued 3,977,272 warrants to COM to acquire, at a price of $22.00 per share, additional class B non-voting shares for exercise at a later date. Approximately $1.2 million of the net proceeds from the rights offering and private placement to COM has been used to redeem our preferred shares (as described below), and the balance will be used to fund capital expenditures, including the expansion of our City Fido product in the Toronto area and other Canadian market thereafter, and for general corporate purposes.

•	On April 7, 2004, we gave a notice of redemption pursuant to which we stated that we would redeem, as of May 1, 2004, all our outstanding preferred shares as at 5:00 p.m. (Montreal time) on April 30, 2004, in accordance with the provisions of our restated articles of incorporation. Such redemption was subject to the right of the holders of preferred shares to convert such shares into class A restricted voting shares or class B non-voting shares prior to their redemption. The redemption price of each preferred share was $16.39 per share, representing the first preferred share redemption price, or FPS Redemption Price, and second preferred share redemption price, or SPS Redemption Price, as the case may be, as computed pursuant to our restated articles of incorporation as of that date. Up to May 1, 2004, 190,647 First Preferred Voting Shares, 5,782,980 First Preferred Non-Voting Shares, 14,602 Second Preferred Voting Shares and 3,309,989 Second Preferred Non-Voting Shares were converted into 146,708 class A restricted voting shares and 9,151,510 class B non-voting shares. As of May 3, 2004 we redeemed the 75,233 preferred shares outstanding as at April 30, 2004.

•	On May 13, 2004, Microcell was informed that TELUS Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell. On May 17, 2004, TELUS Corporation filed its offer with the Canadian Securities Administrators and the SEC. On May 20, 2004, the board of directors of Microcell announced its response to TELUS Corporation’s unsolicited offers to purchase Microcell’s Class A restricted voting shares for C$29.00 per share, Class B non-voting shares for C$29.00, 2005 Warrants for C$9.67, and 2008 Warrants for C$8.89, which we refer to as the TELUS Offers. After careful review and analysis of the Offers performed with the assistance of its legal and financial advisors, the board recommended that holders of the Class A restricted voting shares, Class B non-voting shares, 2005 Warrants and 2008 Warrants not tender into the Offers. Our board of directors retained the services of two financial advisors, one of which has affiliates which are shareholders, lenders or agent of our lenders. The terms of the agreements provide for advisory services to be rendered up to May 2005 with minimum fees of $6.5 million. Such fees will be recognized over the estimated period for which the services are rendered. On May 31, 2004, Microcell announced the mailing of its Directors’ Circular containing the previously announced recommendation of the board of directors that holders of Microcell’s Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 not tender into the unsolicited offers from TELUS Corporation commenced on May 17, 2004. On June 22, 2004, TELUS announced that it would extend the TELUS Offers until July 22, 2004. On June 29, 2004, we issued a press release confirming the recommendation in our Directors’ Circular.

2003 Corporate developments

•	During the first half of the year, we self-imposed a growth slowdown in order to preserve cash as we focused on completing our financial reorganization. On May 1, 2003, we successfully emerged from this process;

•	We launched Canada’s first home and mobile service in the Greater Vancouver area under the name City FidoTM. This service, which is positioned as an alternative to traditional wireline telephone service, includes unlimited local calling throughout the entire lower mainland of British Columbia, which covers a larger local calling area than that of the incumbent telephone company. Many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing. Microcell is the first and currently the only wireless company in Canada to offer local number portability;

•	During the year, we introduced 11 new handsets, bringing the total number of wireless devices offered to 16 as at the end of 2003;

•	We launched mobile Internet services for prepaid customers;

•	We introduced a new airtime package that offers unlimited local calls, text messages and chatting between Fido customers;

•	We launched international GPRS roaming with seven GSM operators covering four countries, including the United States, for Fido customers who want to access fast mobile Internet services while traveling abroad. Subsequent to the end of the year, this number has grown to 46 carriers in 31 countries;

•	With AOL Canada Inc., we commercially introduced AOL Instant MessengerTM [AIMTM] and ICQ® [I Seek You] services on the Fido wireless network, allowing Fido customers to chat with friends and contacts around the world using AIM and ICQ services on their wireless handset or Personal Digital Assistant;

•	Pursuant to an agreement between Microcell and Sprint Canada Inc., Sprint Canada began offering a residential wireline-long distance-wireless bundled service that combines Sprint Canada’s home phone service with Microcell’s Fido brand wireless service;

•	We launched a brand new on-line store for our customers. This new element in our integrated distribution strategy ensures optimal diversification of our channels and better access to our products;

•	Inukshuk announced the creation of a new venture with Allstream Inc. and NR Communications, LLC. The new company plans to build an MCS network to offer high-speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party owns one-third of the new company, which will operate as an independent entity. Inukshuk will contribute the use of its MCS spectrum. The first commercial service launches were in early 2004.

•	We implemented a handset replacement and upgrade program through a telemarketing and direct mail campaign targeted at our high-value subscribers.

Non-GAAP measures

     The following are not measures or indicators that are governed or defined by generally accepted accounting principles [“GAAP”]. All of these non-GAAP measures may not be identical to similarly titled measures reported by other companies. We believe these measures are useful to investors because they include the same meaningful information that is used by our management to assess the company’s performance as well as our success in acquiring, retaining and servicing customers. We believe these measures reflect our ability to generate and grow revenues while providing a high level of customer service in a cost-effective manner. We also use these measures as a method of comparing our performance with the other players in the wireless industry. In addition, our short-term and long-term incentive compensation offers bonuses tied to our financial performance and the achievement of strategic corporate and business unit objectives established on a yearly and cumulative basis. Our financial performance is mainly measured by the level of our revenues and our OIBDA. Our strategic corporate business objective consists of ARPU levels, churn levels and COA levels [all these terms are defined below]. Finally, we are committed to respect certain covenants under our credit agreements, which include certain of these measures. For instance, we are committed to maintain, on a quarterly basis, a certain level of OIBDA [labeled as EBITDA in our credit agreement] at each reporting date. As of December 31, 2003, the OIBDA covenant level was $60 million. We also use these non-GAAP measures for planning purposes, in presentations to our board of directors and in our undiscounted and discounted cash flow models.

•	Cancellation of service [“churn” or “blended churn"], is expressed on a percentage basis for a given period and is calculated as the aggregate of the postpaid churn and the prepaid churn;

•	Postpaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated postpaid subscribers divided by the average number of postpaid subscribers during such period;

•	Prepaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated prepaid subscribers divided by the average number of prepaid subscribers during such period;

•	Average revenue per user for a given period is referred to as “ARPU”;

•	Blended ARPU for a given period, is calculated as the aggregate of the Postpaid ARPU and the Prepaid ARPU;

•	Postpaid ARPU for a given period, is calculated as the postpaid service revenues plus the roaming-in revenues (roaming-in revenues are wireless service revenues generated by foreign GSM customers using their wireless phone on Microcell’s GSM network while roaming in Canada) , plus or minus the effect of promotions, deferred revenues, and any retroactive adjustments accounted for in the period, divided by the average number of postpaid subscribers during such period. By retroactive adjustments, we mean any correction of service revenues of a prior quarter or year that is made in the current period;

•	Prepaid ARPU for a given period, is calculated as the prepaid service revenues plus the effect of promotions, and plus or minus any retroactive adjustments accounted for in the period, divided by the average number of prepaid subscribers during such period. By retroactive adjustments, we mean any correction of service revenues of a prior quarter or year that is made in the current period;

•	The cost of acquisition [“COA”] of a retail subscriber for a given period is calculated as the handset subsidy and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period. The handset subsidy of a retail subscriber for a given period is calculated as the product sales presented in the financial statements [excluding non-retail sales and retention sales] minus the cost of products presented in the financial statements but excluding non-retail costs of products, equipment costs related to retention sales and voucher costs, and plus or minus adjustments for equipment cost devaluation, as well as any other retroactive adjustments accounted for in the period. The selling and marketing expenses for a given period are calculated based on the selling and marketing expenses presented in the financial statements and include promotion expenses from service revenues and expenses of the activation department, but exclude non-retail related costs, retention expenses for programs and departmental activities, and after sales service expenses;

•	Operating income before depreciation and amortization [“OIBDA”] is defined as operating income (loss) calculated in accordance with GAAP except that it excludes depreciation and amortization expenses. OIBDA differs from EBITDA in that the non-GAAP measures’ calculation starts with the GAAP measure operating income (loss) for OIBDA, while the non-GAAP measures’ calculation starts with the GAAP measure net income (loss), in the case of EBITDA.

•	OIBDA margin is defined as OIBDA divided by total revenues.

SELECTED ANNUAL INFORMATION
[In thousands of Canadian dollars, unless otherwise indicated]

	Post- reorganization	Pre- reorganization		Pre-reorganization
	Eight	Four	Twelve	Twelve	Twelve
	months	months	months	months	months
	ended	ended	ended	ended	ended
	December 31	April 30	December 31	December 31	December 31
	2003	2003	2003	2002	2001
	$	$	$	$	$
Revenues	393,093	177,694	570,787	591,062	541,490
Operating income (loss)	1,250	(20,832)	(19,582)	(382,297)	(193,019)
Income (loss) before income taxes	5,546	47,313	52,859	(642,396)	(500,207)
Net income (loss)	4,959	45,517	50,476	(570,501)	(498,485)
Net income (loss) applicable to Class A and class B non-voting shares	(12,146)	n/a	n/a	n/a	n/a
Basic and diluted earnings (loss) per share [in dollars]	$(3.22)	$0.19	n/a	$(2.37)	$(4.56)
OIBDA [1]	48,021	38,556	86,577	83,518	(15,029)
Capital expenditures	67,318	5,500	72,818	124,683	277,395
Total assets [end of period]	808,706	902,614	808,706	912,854	1,395,259
Long-term debt [end of period]	315,164	1,913,615	315,164	2,032,678	1,887,048
Cash dividends declared	nil	nil	nil	nil	nil

Other data:
ARPU [in dollars]
Postpaid	$61.86	$58.16	$60.63	$59.12	$60.56
Prepaid	$19.61 [3]	$18.78 [3]	$19.32 [3]	$18.64 [3]	$21.02
Blended [1]	$39.04 [3]	$36.88 [3]	$38.32 [3]	$39.73 [3]	$41.14
COA [in dollars] [2]	$244	$291	$255	$287	$325
Churn rate	3.1%[3]	3.3%[3]	3.2%[3]	3.4%[3]	2.6%

Net retail subscriber additions
Postpaid	84,304	(37,186)	47,118	(92,636)	169,880
Prepaid	49,575	(16,068)	33,507	137,947	116,803

Total	133,879	(53,254)	80,625	45,311	286,683

Total retail subscribers, end of period
Postpaid	592,180	507,876	592,180	545,062	637,698
Prepaid	652,966	603,391	652,966	619,459	571,512

Total	1,245,146	1,111,267	1,245,146	1,164,521	1,209,210

[1] Reconciliation of OIBDA and blended ARPU

	Eight	Four	Twelve	Twelve	Twelve
	months	months	months	months	months
	ended	ended	ended	ended	ended
	December 31	April 30	December 31	December 31	December 31
	2003	2003	2003	2002	2001
	$	$	$	$	$
Operating income (loss)	1,250	(20,832)	(19,582)	(382,297)	(193,019)
Depreciation and amortization	46,771	59,388	106,159	465,815	177,990

OIBDA	48,021	38,556	86,577	83,518	(15,029)

Service revenues for the period	357,483	170,196	527,679	566,706	509,082
Average number of subscribers [in thousands] [4]	9,076	4,546	13,622	14,277	12,391
Average monthly service revenue per user [in dollars]	$39.39	$37.43	$38.74	$39.69	$41.08
Net impact of promotions, non-retail revenues and other	$(0.35)	$(0.55)	$(0.42)	$0.04	$0.06

Blended ARPU	$39.04	$36.88	$38.32	$39.73	$41.14

[2] Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

[3] Calculation excludes 50,000 inactive prepaid service customers accounted for in Q2-2002.

[4] The average number of subscribers for the period is equal to the sum of the average postpaid subscribers for each month covered by the period.

Results of operations

Year ended December 31, 2003 compared with year ended December 31, 2002. As a result of “fresh start” accounting, certain financial and operating results have also been presented on a pre- and post-reorganization basis, where appropriate.

     Our operating and financial results for the periods described herein are not necessarily indicative of our future operating results given the context in which we operated during the first four months of 2003. With respect to the presentation of our 2003 results, the eight-month period ended December 31, 2003 represents our post-reorganization results, while the four-month period ended April 30, 2003 represents our pre-reorganization results.

     In 2003, gross activations were 529,466, compared with 548,079 in 2002. The decrease in yearly gross activations can be attributed primarily to our self-imposed growth slowdown throughout most of the first half of 2003. During this time we limited our advertising, as well as the introduction of new sales initiatives, handsets and services in order to preserve cash both as a contingency to any delay in the completion of our financial restructuring process and to prepare for the re-launch of our post-restructuring marketing program. Although the restructuring process effectively ended on May 1, 2003, subscriber growth resumed gradually because of the time required for our new promotional campaigns, sales channel re-stimulation, and other marketing tactics to take effect. The result of these efforts began to materialize in the third quarter of 2003. Consequently, we activated over 68% of our total gross activations for the year in the second half of 2003. Postpaid subscriber additions represented 250,531, or 47%, of our total gross activations for 2003, up slightly from 248,209, or 45%, in 2002, while prepaid accounted for the residual 278,935, or 53%, gross customer additions, compared with 299,870, or 55% of the total, for the previous year. This postpaid-to-prepaid split of new gross activations for 2003 exceeded our objective of approximately 45% postpaid and 55% prepaid.

     Our blended churn improved to 3.2% for 2003 from 3.4% in the previous year, and was the result of lower postpaid churn. Postpaid churn was 2.3% in 2003 compared with 3.0% in 2002. The significant improvement to our postpaid churn rate was brought about by a reduction in the number of Company-initiated deactivations for non-payment. The relatively lower number of Company-initiated deactivations for non-payment in 2003 resulted mainly from the termination of certain programs and policies, in particular, a special plan that had been devised to provide customers with low credit ratings access to a postpaid plan. In addition, the improvement to postpaid churn resulted from the positive effects of certain customer lifecycle initiatives. Among these lifecycle management initiatives is a “Welcome Program” for all our new customers to help familiarize them with all aspects of our wireless service [such as billing and handset functionality], and a handset upgrade and replacement program for our high-value postpaid customers. Although our prepaid churn rate remained unchanged at 3.8% for 2003, this rate was notably higher in the first half of the year at 4.2%, compared with 3.5% for the last two quarters of 2003. The higher prepaid churn in the first six months of 2003 was due mainly to seasonal factors arising from customers who received phones as gifts during the holiday season, but who subsequently abandoned their service voluntarily or failed to purchase additional airtime, which resulted in their accounts being deactivated. Prepaid churn for the first two quarters was also higher due to increased deactivation among occasional, security-type users, brought about by certain changes to our pricing late in the third quarter of 2002 that shortened the expiry period and increased the price per minute on certain airtime vouchers, and to a higher level of prepaid account inactivity. We pursued several programs during the second half of 2003 to address account inactivity, which included an initiative to educate customers about the basic business rules of our prepaid service.

     For 2003, despite a decrease in the number of new gross activations, we acquired 80,625 new net retail customers [consisting of 47,118 postpaid and 33,507 prepaid subscribers], compared with 45,311 for 2002 [composed of the loss of 92,636 postpaid subscribers and the addition of 137,947 new prepaid customers], due primarily to a substantially lower postpaid churn rate. Accordingly, as at December 31, 2003, we provided wireless service to 1,245,146 retail PCS customers, 592,180 of which were postpaid and 652,966 prepaid, compared with a retail customer base of 1,164,521 at the end of 2002 consisting of 545,062 postpaid subscribers and 619,459 prepaid customers. In addition, as at December 31, 2003, we provided PCS network access to 33,042 wholesale subscribers, compared with 22,712 at the end of the third quarter of 2003 and 20,845 at the end of 2002. The increases were due mainly to Sprint Canada’s new combined home, long distance and Fido wireless bundled service offering introduced commercially on September 10, 2003.

Quarterly data [In millions of Canadian dollars, except for per-share data]

	Pre-reorganization		Post-reorganization
	Q1	Q2		Q3	Q4
Year ended December 31, 2003			May &
[unaudited]		April	June
	$	$	$	$	$
Revenues	133.5	44.2	95.5	146.2	151.4
Net income (loss) applicable to Class A and class B non-voting shares	35.3	10.3	10.7	(5.1)	(17.8)
Basic earnings (loss) per share	0.15	0.04	2.92	(1.35)	(4.42)
Diluted earnings (loss) per share	0.15	0.04	0.66	(1.35)	(4.42)

	Pre-reorganization
Year ended December 31, 2002	Q1	Q2	Q3	Q4
[unaudited]	$	$	$	$
Revenues	140.1	145.7	154.5	150.8
Net loss	(95.3)	(199.2)	(152.3)	(123.7)
Basic and diluted loss per share	(0.40)	(0.83)	(0.63)	(0.51)

Revenues [In millions of Canadian dollars]

	Eight	Four	Twelve	Twelve
	months	months	months	months
	ended	ended	ended	ended
	December 31	April 30	December 31	December 31
	2003	2003	2003	2002
	$	$	$	$
Services	357.5	170.2	527.7	566.7
Equipment sales	35.6	7.5	43.1	24.4

Revenues	393.1	177.7	570.8	591.1

     Our revenues consist primarily of retail PCS subscriber service revenues, which are generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales.

     Service revenues for the year ended December 31, 2003 decreased to $527.7 million from $566.7 million for 2002. The decrease was composed of a $53.7 million decrease in postpaid revenues brought about by a lower average number of subscribers in our postpaid customer base [particularly during the first nine months of 2003], compared with the prior year, despite comparatively higher postpaid ARPU, and a $1.1 million reduction in roaming revenues, resulting primarily from reduced international travel. This was offset partially by a $15.5 million increase in prepaid revenues generated by both a higher average volume of prepaid customers and a higher prepaid ARPU, as well as by a $0.3 million year-over-year improvement in wholesale revenues.

     Despite a lower number of handsets sold due to fewer new gross activations, equipment sales almost doubled in 2003 to $43.1 million from $24.4 million in 2002. The increase was mainly the result of higher handset prices in the first three quarters of 2003 and a reduced volume of retention and satisfaction discounts.

     Postpaid ARPU improved 3% in 2003 to $60.63 from $59.12 in 2002. The increase was attributable primarily to higher roaming revenues per user, greater long distance usage per user, and increased value-added service and data-related revenues per user, offset slightly by a reduction in extra airtime revenue per user as a result of greater in-bucket usage. Average monthly usage by our postpaid subscribers was higher at 372 minutes for the year, compared with 361 minutes for 2002, due mainly to the proliferation of price plan packages offering bigger minute buckets particularly during off-peak periods. Our prepaid ARPU also increased in 2003 to $19.32 from $18.64 in 2002. The improvement was due primarily to higher expired airtime due to shorter validity periods on certain prepaid airtime cards, a larger number of text messages sent by our customers, and higher revenues per user from increased usage of value-added services, such as pay-per-use voice mail and caller ID. Airtime usage by our prepaid customers averaged 62 minutes per month in 2003, compared with 57 minutes per month in 2002. Although both postpaid and prepaid ARPU increased individually year-over-year, our blended ARPU for the year ended December 31, 2003 was $38.32, compared with $39.73 for 2002. The decrease was due to the proportionately higher number of prepaid customers in our retail customer base particularly during the first three quarters of 2003 relative to one year earlier.

     Our Fido postpaid and prepaid customers sent approximately 58.9 million text messages in 2003, representing an increase of 39% compared with the previous year. The higher number was due primarily to a number of initiatives launched in 2003, including inter-carrier short-code and text messaging capabilities, our partnership with AOL to provide our Fido customers with instant messaging services through AIM and ICQ, the bundling of PCS voice and text messaging services into a single monthly service package, and, on the GPRS side, our launch of mobile Internet for prepaid. Moreover, most of our newest wireless devices are data-capable with features such as enhanced text messaging and mobile chat, which we believe appeals largely to the youth and young adults— two key market segments for data.

Costs and operating expenses [in millions of Canadian dollars]

	Eight	Four	Twelve	Twelve
	months	months	months	Months
	ended	ended	ended	ended
	December 31	April 30	December 31	December 31
	2003	2003	2003	2002
	$	$	$	$
Cost of services	123.0	59.1	182.1	187.0
Cost of products	93.6	23.4	117.0	102.1
Selling and marketing	73.2	24.6	97.8	104.0
General and administrative	55.3	32.0	87.3	106.9
Restructuring charges	—	—	—	7.5
Depreciation and amortization	46.8	59.4	106.2	465.8

Costs and operating expenses	391.9	198.5	590.4	973.3

     During the first half of 2003, we closely tracked expenses in order to preserve liquidity and grow operating income, while we worked on completing our financial reorganization. Following the successful completion of this reorganization on May 1, 2003, cash management and profitability continued to be a priority for us, despite increased costs associated with the launch of our post-restructuring marketing program and a resumption of subscriber acquisition. Costs and operating expenses [excluding restructuring charges, depreciation and amortization] for the year ended December 31, 2003 decreased by 3% to $484.2 million from $500.0 million in 2002. The improvement was realized mainly from decreased general and administrative expenses [“G&A”], lower cost of services and reduced selling and marketing expenses, offset partially by an increase in the cost of products.

     Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. We decreased cost of services by 3% in 2003 to $182.1 million from $187.0 million in 2002. The $4.9 million improvement was composed of: $1.3 million in network operating cost savings that resulted primarily from reduced interconnection, long distance and maintenance costs; a $2.2 million decrease in customer care, training and billing expenses, due mainly to a reduced volume of calls at our call center and a lower subscriber base for most of the year; and a $1.4 million reduction in the contribution revenue charges paid to the Canadian Radio-television and Telecommunications Commission [“CRTC”] because of lower service revenues and a lower contribution rate. During the fourth quarter of 2003, the CRTC finalized the 2003 contribution rate at 1.1% of eligible revenues, retroactive to January 1, 2003, which compared favorably to the rate of 1.3% for 2002.

     Our cost of products for 2003 was $117.0 million, up $14.9 million from $102.1 million for 2002. The cost of products for 2002 was affected positively by the reversal of a $13.8 million handset subsidy tax provision during the second quarter of 2002. Excluding this one-time event, the cost of products was only $1.1 million higher year-over-year. This increase was attributable primarily to higher per-unit handset costs due to a higher-cost mix of handsets sold, resulting in an incremental expense of $7.2 million; higher obsolescence and increased inventory devaluation of $0.7 million; and a slight $0.4 million increase in the cost of producing prepaid vouchers. These cost increases were offset partially by a reduced volume of handsets and accessories sold, due to a lower number of new gross activations, which resulted in direct savings of $7.2 million.

     Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Despite increased spending on new advertising campaigns and promotional incentives during the second half of 2003 in order to re-establish our market presence and improve our competitiveness, as well as higher costs associated with customer retention programs, our selling and marketing expenses for 2003 decreased 6% to $97.8 million from $104.0 million for 2002. The lower costs reflected a decrease in retail partner compensation as a result of fewer new gross customer activations, a reduction in promotional discounts and advertising expenses during the financial restructuring process, and lower salaries and benefits due to a reduced direct sales force.

     Our COA in 2003 decreased 11% to $255 per gross addition, compared with $287 per gross addition in 2002, despite both a lower number of new gross additions and a higher proportion of postpaid activations. The improvement can be explained mainly by reduced spending on advertising and promotions, higher handset prices and lower channel compensation during our financial restructuring process.

     G&A consist of employee compensation and benefits, client services, bad debt and various other expenses. G&A expenses were $87.3 million for 2003, compared with $106.9 million one year earlier. The improvement of $19.6 million was due primarily to lower bad debt expense stemming from the relatively higher credit worthiness of our customer base in 2003, and to reduced salaries and benefits as a result of a decrease in the average number of full-time equivalent employees during the year.

     Due to the realignment of our equity interest and capital structure under our recapitalization plan, we were required to perform as at May 1, 2003 a comprehensive revaluation of our balance sheet referred to as “fresh start accounting”, which included an adjustment to the historical carrying value of our assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of our property, plant and equipment was reduced from $602.1 million to $289.7 million as at May 1, 2003. Accordingly, depreciation and amortization decreased to $106.2 million for the year ended December 31, 2003 from $242.4 million for the same periods in 2002 [excluding an impairment charge of $223.4 million].

     Our operating loss for the four-month pre-reorganization period ended April 30, 2003 was $20.8 million. This, when combined with operating income of $1.2 million for the eight-month post-reorganization period ended December 31, 2003, resulted in a total operating loss of $19.6 million for 2003, compared with $382.3 million for 2002. The decrease in operating loss, year-over-year, was mainly due to a decrease in depreciation and amortization expense of $359.6 million due to the reduction in property, plant and equipment as a result of fresh start accounting [$136.2 million] and to an impairment charge [$223.4 million] recognized in 2002 in order to write down the value of our MCS licenses to nil. An impairment test was required due to the uncertain likelihood, at that time, of finding potential business partners to secure financing for our MCS project to be carried out by Inukshuk. Subsequent to this event, in November 2003, we announced the creation of a new venture with Allstream Inc. and NR Communications, LLC to build an MCS network using wireless access technology.

     OIBDA for the four-month pre-reorganization period ended April 30, 2003 was $38.6 million. This, when combined with OIBDA of $48.0 million for the eight-month post-reorganization period ended December 31, 2003, resulted in OIBDA of $86.6 million for 2003, compared with $83.5 million for 2002. The increase was brought about by a $23.3 million improvement in total operating costs and expenses before depreciation and amortization, offset partially by a $20.3 million decline in total revenues. While slower customer growth, and therefore lower selling and marketing expenses, can explain part of the reduction in costs, the decline was also related to improved operating cost efficiencies and restructuring charges of $7.5 million recorded in 2002 which related primarily to severance payments made to approximately 350 employees to adjust our workforce to the requirements of our 2002-2003 operating plan. As a result of strict financial discipline, particularly during the financial restructuring process, we maintained OIBDA as a percentage of total revenues stable at 15%, year-over-year.

Other [In millions of Canadian dollars]

	Eight	Four	Twelve	Twelve
	months	months	months	Months
	ended	ended	ended	ended
	December 31	April 30	December 31	December 31
	2003	2003	2003	2002
	$	$	$	$
Net interest expense and financing charges	(12.2)	(68.7)	(80.9)	(221.4)
Foreign exchange gain	13.9	136.6	150.5	0.9
Gain on financial instruments	—	—	—	6.6
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	—	—	(16.9)
Gain (loss) in value of investments, marketable securities and other assets	2.6	0.3	2.9	(16.1)
Share of net loss in investees	—	—	—	(13.2)
Income tax benefit (provision)	(0.6)	(1.8)	(2.4)	71.9
Net income (loss)	5.0	45.5	50.5	(570.5)
Net loss applicable to Class A and Class B Shares	(12.1)	n/a	n/a	n/a

     For 2003, interest expense and financing charges [net of interest income] were $80.9 million, compared with $221.4 million for 2002. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending financial reorganization. Interest expense for the first four months of 2003 consisted primarily of accreted and accrued interest on approximately $2.0 billion of secured and unsecured debt, while interest expense for the last eight months of 2003 consisted of interest charges on the Company’s post-recapitalization $350 million face amount of bank debt. Cash interest of $12.7 million and debt principal repayments of $7.3 million were paid during 2003.

     For 2003, we recorded a foreign exchange gain of $150.5 million, compared with a gain of only $0.9 million in 2002. This substantial increase was due primarily to the impact on the value of our pre-reorganization long-term U.S. dollar-denominated debt from the greater appreciation of the Canadian dollar relative to the U.S. dollar during the first four months of 2003. As a result of certain swap transactions that we entered into post-recapitalization on approximately half of our total U.S. dollar-denominated debt [approximately $100 million [$72.2 million U.S.] of the total Tranche B Debt], we are less vulnerable to foreign exchange fluctuations. Currently, the U.S. dollar-denominated portion of debt represents two-thirds of the total, or approximately $200 million of the $300 million of face amount Tranche B Debt.

     Given the recapitalization process in which we were engaged, we decided to terminate all our hedging agreements in 2002. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009 we had before the recapitalization process, created a net gain in the amount of $6.6 million in 2002. In addition, at the end of 2002, we wrote down $18.9 million of deferred financing costs, a $17.7 million deferred loss on financial instruments, and a $19.7 million deferred gain on financial instruments for a net total loss of $16.9 million, all which related to the long-term debt in default as at December 31, 2002.

     For 2003, we posted a gain in value of investments, marketable securities and other assets of $2.9 million compared with a loss of $16.1 million in 2002. This was mainly due to the gain we made on the sale of our investment in Saraide Inc. at the end of 2003 compared with the fact that many of our investments were reduced to their net estimated fair value during 2002 in order to reflect the general decline in market conditions for high-technology companies, which were the main component of our portfolio.

     The share of loss in investees for the year ended December 31, 2003 was nil, compared with $13.2 million for 2002. The loss in 2002 was due primarily to the recognition of our share of the loss sustained by GSM Capital Limited Partnership [“GSM Capital"], brought about mainly by the general decline in market conditions for high-technology companies during 2002, which were the main components of GSM Capital’s portfolio.

     The $2.4 million of income tax expense for 2003 is composed exclusively of large corporation tax. In 2002, we recorded an income tax benefit of $71.9 million as a result of the write-down in the value of the MCS licenses to nil. Accordingly, this led to the reversal of the cost of future income tax related to these licenses, which arose from the difference between the carrying value and the tax basis of the acquired licenses.

     For the twelve months ended December 31, 2003, we recorded net income of $33.4 million [composed of net income of $45.5 million for the four-month pre-reorganization period and a net loss applicable to the Class A and class B non-voting shares of $12.1 million for the eight-month post-reorganization period], as well as basic and diluted earnings per share of $0.19 for the first four months of 2003 and a basic and diluted loss per share of $3.22 for the following eight months. This compared with a net loss of $570.5 million and a basic and diluted loss per share of $2.37 for 2002. The net loss figures for 2002 included a $150.5 million non-cash net charge to account for the impairment in the value of the MCS licenses. This non-cash charge represented a $223.4 million write-down in the value of the MCS licenses net of related income tax benefits of $72.9 million arising from the difference between the carrying value of the licenses and the tax basis of the intangible assets acquired.

     During 2003, we reserved approximately 2 million shares for issuance under our new stock option plan. The use of equity-based compensation provides additional performance-based incentives and assists in the retention of qualified management employees. Our board of Directors approved the granting of stock options to purchase a total of 1.7 million Class B Non-Voting Shares in 2003. As all the options granted under the old stock option plan were cancelled with the implementation of the plan of reorganization, our Board of Directors approved such grant of options as an employee retention tool and in order to provide an opportunity, through options, for our executive officers and selected employees to participate in our future growth and development.

SELECTED FOURTH QUARTER INFORMATION
(In thousands of Canadian dollars, unless otherwise indicated)

	Three months ended
	December 31
	2003	2002
	$	$
Revenues	151,434	150,751
Operating loss	(19,658)	(52,240)
OIBDA (1)	(1,669)	21,070
Loss before income taxes	(19,599)	(123,496)
Net loss	(11,248)	(123,662)
Basic and diluted loss per share (in dollars)	$(4.42)	$(0.51)
Capital expenditures	36,670	5,977
Total assets (end of period)	808,706	912,854
Long-term debt (end of period)	315,164	2,032,678
Cash dividends declared	nil	nil

Other data:
ARPU (in dollars)
Postpaid	$60.61	$59.01
Prepaid(3)	$18.33	$20.86
Blended (1)(3)	$37.99	$39.42
COA (in dollars) (2)	$241	$297
Churn rate (3)	3.3%	3.8%

Net retail subscriber additions
Postpaid	75,116	(59,789)
Prepaid	32,306	29,577

Total	107,422	(30,212)

Total retail subscribers, end of period
Postpaid	592,180	545,062
Prepaid	652,966	619,459

Total	1,245,146	1,164,521

(1) Reconciliation of OIBDA and blended ARPU

	Three months ended
	December 31
	2003	2002
(In thousands of Canadian dollars, unless otherwise indicated)	$	$
Operating loss	(19,658)	(52,240)
Depreciation and amortization	17,989	73,310

OIBDA	(1,669)	21,070

Service revenues for the period	134,616	140,730
Average number of subscribers (in thousands) (4)	3,538	3,537

Average monthly service revenue per user (in dollars)	$38.05	$39.79
Net impact of promotions, non-retail revenues and other	$(0.06)	$(0.37)

Blended ARPU	$37.99	$39.42

(2)	Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

(3)	Calculation excludes 50,000 inactive prepaid service customers accounted for in Q2-2002.

(4)	The average number of subscribers for the period is equal to the sum of the average postpaid subscribers for each month covered by the period.

Three-month period ended December 31, 2003, compared with three-month period ended December 31, 2002.

     Operating results for our interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, our operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared to each of the other three quarters of the year.

     During the fourth quarter of 2003, we activated 230,045 new gross retail customers, more than double the 110,347 we acquired during the same quarter in 2002. The significant year-over-year improvement in quarterly gross activations reflects an increase in both postpaid and prepaid subscriber additions. This result reflects our return to the wireless market as a fully active competitor, compared with the fourth quarter of the previous year when we consciously decided to restrict subscriber acquisition in order to preserve cash while we continued pursuing our financial restructuring activities. Despite the highly competitive market conditions within the Canadian wireless industry, we believe our estimated market share of industry gross additions for the fourth quarter of 2003 in regions where Fido service is offered exceeded 22%, compared with 13% for the same quarter in 2002. This result continues the positive trend towards our return to historic market share levels for new industry gross additions. Although the fourth quarter is a period when prepaid activations are traditionally higher due to the commitment-free, gift-giving nature of the product, our postpaid additions were higher, which demonstrates the impact on consumers from our competitive promotions, high-profile advertising campaigns, and new City Fido service in Vancouver. Accordingly, postpaid subscriber additions represented 135,540, or 59%, of the total gross activations for the fourth quarter of 2003, up significantly from 25,690, or 23%, in the same quarter last year, while prepaid accounted for the remaining 94,505, or 41%, gross customer additions, compared with 84,657, or 77% for the fourth quarter of 2002.

     Our blended monthly churn rate for the three-month period ended December 31, 2003 improved to 3.3% from 3.8% for the same three months in 2002. The year-over-year decrease was due to both lower postpaid churn and lower prepaid churn. Although our fourth-quarter postpaid churn rate decreased slightly from 3.0% in 2002 to 2.9% in 2003, we experienced an increase in this rate compared with the previous quarter. We believe that the sequential quarterly increase was due largely to the effect of the attacks launched by our competitors directly at our customers in central and eastern Canada in response to our new City Fido service in Vancouver. We are addressing this issue pro-actively by designing retention programs aimed at increasing our customers’ level of satisfaction and loyalty, which should make us less vulnerable to our competitors’ attacks in future quarters. As a result, we accelerated a handset replacement and upgrade program via a telemarketing and direct mail campaign targeted at our high-value subscribers. We also recently launched a loyalty program, whereby our customers can accumulate reward points based on spending that can be redeemed toward the purchase of a handset of their choice. In addition, we introduced optional loyalty agreements for our postpaid customers starting in February 2004.

     Our prepaid churn rate decreased to 3.7% in the fourth quarter of 2003 from 4.5% in the same quarter one year earlier. The year-over-year improvement can be attributed primarily to the success of our marketing program to reduce the number of inactive prepaid accounts and to stimulate usage among occasional, security-type wireless customers both by offering a differentiated rate structure, that includes a low-cost weekend and evening rate to better address their lifestyle and usage patterns, and by educating them on our business rules regarding voucher expiry, airtime account replenishment and deactivation.

     Due to the combined effects of a significantly larger number of new gross activations and lower customer churn, we added 107,422 new net retail customers in the fourth quarter of 2003, 75,116, or 70%, of which were on higher-value postpaid platforms. This result compared with the reduction of 30,212 customers, including the loss of 59,789 postpaid subscribers, for the same quarter in 2002.

Revenues (in millions of Canadian dollars)

	Three	Three
	months	months
	ended	ended
	December 31	December 31
	2003	2002
	$	$
Services	134.6	140.8
Equipment sales	16.8	10.0

Revenues	151.4	150.8

     Service revenues for the three-month period ended December 31, 2003 decreased by $6.2 million to $134.6 million from $140.8 million for the fourth quarter of 2002. The year-over-year difference was composed of: a $3.1 million decrease in prepaid revenues resulting mainly from lower prepaid ARPU, despite a higher average number of prepaid subscribers in the customer base; a $2.8 million decrease in postpaid revenues due primarily to a lower average number of postpaid subscribers, offset partially by higher postpaid ARPU; and lower wholesale revenues for $0.3 million.

     Equipment sales were $16.8 million for the fourth quarter of 2003, compared with $10.0 million for the same quarter in 2002. Despite lower average handset prices as a result of holiday season promotional offers, fourth-quarter equipment sales improved year-over-year due primarily to a higher number of handsets sold, resulting directly from a significant increase in the number of gross activations.

     Postpaid ARPU increased by 3% to $60.61 for the fourth quarter of 2003 from $59.01 for the same three-month period in 2002. The improvement was due largely to an increase in the recurring portion of monthly revenues per user resulting from the positive impact of City Fido on our price plan mix, increased value-added service and data-related revenues per user, greater long distance usage per user. This was partially offset by a reduction in extra airtime revenues per user as a result of greater in-bucket usage. Average monthly usage by our postpaid subscribers for the fourth quarter of 2003 was 421 minutes, compared with 365 minutes for the same quarter one year earlier. The increase can be attributed mainly to our new City Fido service in Vancouver that offers unlimited local usage for a fixed price of $40 per month. The ARPU for our retail prepaid service decreased in the fourth quarter of 2003 to $18.33 from $20.86 in 2002, primarily as a result of decreased minutes of usage. Average monthly usage by our prepaid customers in the fourth quarter was 61 minutes, compared with 67 minutes in 2002. Despite higher postpaid ARPU compared to one year ago, on a blended basis, our combined postpaid and prepaid ARPU for the three months ended December 31, 2003 decreased to $37.99 from $39.42 for the same period in 2002, due to the combination of a proportionately greater number of prepaid subscribers in our customer base and lower prepaid ARPU.

Costs and operating expenses (in millions of Canadian dollars)

	Three	Three
	months	Months
	ended	ended
	December 31	December 31
	2003	2002
	$	$
Cost of services	47.9	45.9
Cost of products	49.2	29.2
Selling and marketing	34.6	24.0
General and administrative	21.4	26.9
Restructuring charges	—	3.7
Depreciation and amortization	18.0	73.3

Costs and operating expenses	171.1	203.0

     We continued to exercise careful cost control and showed financial discipline in the fourth quarter of 2003, despite increased expenses due primarily to a greater level of subscriber acquisition activity during the most important retail period of the year for wireless operators. Costs and operating expenses (excluding depreciation and amortization) for the three-month period ended December 31, 2003 were $153.1 million, compared with $129.7 million for the same quarter in 2002. The year-over-year increase was attributable to higher cost of products and services and higher selling and marketing expenses, offset partly by lower general and administrative expenses.

     Fourth-quarter cost of services increased to $47.9 million in 2003 from $45.9 million in 2002. The $2.0 million variance was composed of a $2.4 million increase in customer care, training and billing costs and a $0.2 million increase in network operating costs, which was compensated for, in part, by a $0.6 million reduction in contribution charges paid to the CRTC.

     Our cost of products for the fourth quarter of 2003 was $49.2 million, up from $29.2 million for the fourth quarter of 2002. The $20.0 million year-over-year increase was due primarily to: a higher volume of handsets and accessories sold, resulting in an incremental expense of $19.0 million; increased per-unit handset costs for an aggregate amount of $2.9 million, attributable to a higher-cost mix of handsets sold; and higher assembly, refurbishing and packaging costs of $0.6 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $1.6 million, and lower obsolescence and inventory devaluation of $0.9 million.

     For the three months ended December 31, 2003, selling and marketing expenses increased to $34.6 million from $24.0 million for the same period in 2002. The comparatively lower spending in the fourth quarter of 2002 can be explained by our focus on cash preservation at that time, as we continued to concentrate on our financial reorganization, which had a direct impact on our ability to remain competitive. By the fourth quarter of 2003, we had fully re-established our market presence and resumed normal spending levels for subscriber acquisition. Accordingly, the higher selling and marketing costs in the fourth quarter of 2003 reflect an increase in retail partner compensation due to a greater overall level of sales in combination with a higher proportion of postpaid gross activations, an increase in promotional discounts and advertising expenses as a result of the step-up in our holiday season marketing campaign and the launch of City Fido in Vancouver, and continued spending on customer retention.

     Despite a higher mix of postpaid versus prepaid gross additions and increased spending on promotions and advertising, our COA decreased 19% to $241 per gross addition for the fourth quarter of 2003 from $297 per gross addition for the same quarter in the previous year, due directly to the substantially greater number of quarterly gross additions, year-over-year.

     G&A expenses decreased to $21.4 million for the last three months of 2003 from $26.9 million for the same period in 2002. The 20% improvement was on account of lower bad debt expense stemming from the higher credit worthiness of the Company’s current customer base and to reduced salaries and benefits as a result of a decrease in the number of full-time equivalent employees.

     Our operating loss for the three months ended December 31, 2003 was $19.7 million, compared with an operating loss of $52.2 million for the same period in 2002. The improvement was mainly due to the decrease in depreciation and amortization expense of $55.3 million following the reduction in property, plant and equipment as a result of fresh start accounting. OIBDA for the three months ended December 31, 2003 was negative $1.7 million, compared with OIBDA of $21.1 million for the same period in 2002. The decrease resulted primarily from an increase in the costs associated with financing the acquisition of approximately 120,000 additional subscribers in the fourth quarter of 2003, compared with the fourth quarter of 2002. Accordingly, total operating costs and expenses before depreciation and amortization increased by 18%, year-over-year.

Other (In millions of Canadian dollars)

	Three	Three
	months	Months
	ended	ended
	December 31	December 31
	2003	2002
	$	$
Net interest expense and financing charges	(4.2)	(54.6)
Foreign exchange gain	1.7	7.5
Loss on financial instruments	—	(2.2)
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	(16.9)
Gain (loss) in value of investments, marketable securities and other assets	2.5	(4.7)
Share of net loss in investees	—	(0.2)
Income tax benefit (provision)	8.4	(0.2)
Net loss	(11.2)	(123.7)
Net loss applicable to Class A and Class B Shares	(17.8)	n/a

     For the fourth quarter of 2003, interest expense and financing charges (net of interest income) were $4.2 million, compared with $54.6 million for the same period one year earlier. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending financial reorganization. Cash interest of $4.7 million and debt principal repayments of $2.6 million were paid during the fourth quarter of 2003.

     The foreign exchange gain for the fourth quarter of 2003 decreased to $1.7 million from $7.5 million for the same three-month period in 2002. The decline was due to the greater positive impact in the fourth quarter of 2002 of a favorable change in the U.S./Canadian foreign exchange rate on a relatively higher level of U.S.dollar-denominated long-term debt outstanding. We had approximately $1.4 billion of U.S.dollar long-term debt outstanding and unhedged in the fourth quarter of 2002.

     Given the recapitalization process in which we were engaged, we decided to terminate all our hedging agreements in 2002. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009 we had before the recapitalization process, created a net loss on financial instruments of $2.2 million for the three-month period ended December 31, 2002. In addition, at the end of 2002, we wrote down $18.9 million of deferred financing costs, a $17.7 million deferred loss on financial instruments, and a $19.7 million deferred gain on financial instruments for a net total loss of $16.9 million, all which related to the long-term debt in default as at December 31, 2002.

     During the fourth quarter of 2003, we posted a gain in value of investments, marketable securities and other assets of $2.5 million compared with a loss of $4.7 million during the same period in 2002. This was mainly due to the gain we made on the sale of our investment in Saraide Inc. at the end of 2003 compared with the fact that our investment in Argo II: The Wireless Internet Fund Limited Partnership (“Argo II”) was reduced to its estimated fair value of nil as at December 31, 2002.

     On May 1, 2003, the Company’s tax losses and net deductible temporary differences were not included in the “fresh start accounting” adjustments since a valuation allowance was provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits related to both the unrecognized tax losses carried forward and the net deductible temporary differences will be realized, they will first be applied to reduce the unamortized amount of intangible assets that were recorded as at May 1, 2003. As at December 31, 2003, the Company’s tax losses and net deductible temporary differences were approximately $1.9 billion. The income tax benefit for the fourth quarter of 2003 was mainly due to a recovery in 2003 income tax expense following a fourth quarter where we posted a loss before income taxes of $19.6 million.

     We posted a consolidated net loss of $11.2 million and a consolidated net loss applicable to the Class A and Class B Shares of $17.8 million (when considering the accretion of the redemption price on the Preferred Shares) for the fourth quarter of 2003. As a result, basic and diluted loss per share for the three months ended December 31, 2003 was $4.42. This compared with a consolidated net loss of $123.7 million and a basic and diluted loss per share of $0.51 for the same quarter in 2002. The year-over-year improvement in fourth-quarter net loss was due primarily to lower interest expense arising from the reduction of debt related to the financial reorganization and decreased depreciation and amortization resulting from the revaluation of property, plant and equipment under the “fresh start accounting”.

Year ended December 31, 2002, compared with year ended December 31, 2001

     Our financial results for the periods described herein are not necessarily indicative of our future operating results given the risks and uncertainties associated with our operations and the Canadian wireless industry in general.

     As at December 31, 2002, we offered PCS in twenty-one census metropolitan areas in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which increase our service area to 94% of the total Canadian population.

     During 2002, we had 548,079 gross activations, down 11% from 612,883 in 2001. The decline in gross activations was the result of a decrease in postpaid gross activations, particularly in the second half of 2002, reflecting continuing competitive market conditions within the Canadian wireless industry, as well as our prudent approach toward customer acquisition given our uncertain financial situation and recapitalization process. Accordingly, postpaid subscribers accounted for 45% of the total gross activations in 2002, compared with 51% in 2001.

     As at December 31, 2002, we provided wireless service to 1,164,521 retail PCS customers, 545,062 of which were on postpaid plans and 619,459 on prepaid plans. We added 137,947 new net prepaid additions for full-year 2002, compared with 116,803 in the previous year. However, our postpaid subscriber base decreased by 92,636 in 2002, compared with an increase of 169,880 in 2001, due primarily to substantially higher involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, a reduction in marketing-related promotions in light of our financial condition, and a pronounced emphasis on postpaid customer acquisition by the competition.

     In addition, as at December 31, 2002, we provided PCS network access to 20,845 wholesale subscribers, compared with 20,631 at the end of 2001. This result is consistent with our strategy of discontinuing active solicitation of the wholesale business, while continuing to support our existing third-party service providers.

     The blended churn increased to 3.4% for full-year 2002 from 2.6% in the previous year, and was the result of higher both postpaid churn and prepaid churn. Postpaid churn was 3.0% in 2002, compared with 2.0% in 2001, while prepaid churn increased to 3.8% from 3.2% for the same period. The year-over-year increases were due primarily to the negative publicity surrounding us and our financial condition, increasingly competitive handset offers, the effects of changes made to our prepaid pricing structure in August 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, thereby contributing to higher churn among occasional, security-type users as well as continuing high Microcell-initiated churn to disconnect non-paying customers. We generated significant involuntary customer churn due to certain marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. Although this program was terminated during the third quarter of 2002, the churn rate was negatively impacted in the fourth quarter of 2002.

     However, our revenues, which consist primarily of subscriber service revenues generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, increased compared to the previous year.

Revenues [In millions of Canadian dollars]

	Twelve	Twelve
	months	Months
	ended	ended
	December 31	December 31
	2002	2001
	$	$
Services	566.7	509.1
Equipment sales	24.4	32.4

Revenues	591.1	541.5

     Service revenues grew by 11% to $566.7 million for the year ended December 31, 2002, from $509.1 million for the previous year. The increase reflects a higher average number of active subscribers. This was partially offset by lower blended ARPU and softer wholesale revenues. Equipment sales were $24.4 million for full-year 2002, compared with $32.4 million one year earlier. The decrease in equipment sales was due primarily to fewer gross activations, lower handset prices in the first three quarters of 2002 as a result of promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as decreased accessory sales.

     Our postpaid ARPU was $59.12 for 2002, compared with $60.56 for 2001. The decrease reflects a decline in airtime revenues. This decline resulted mainly from lower billable minutes due to greater in-bucket usage stemming from the high take-up of promotional plans that offered free bundled weeknight and weekend usage, from bundling value-added service options, such as voice mail and caller ID, in the basic monthly service packages, as well as from higher customer satisfaction and retention-related credits. Average monthly postpaid minutes of usage for 2002 was higher at 361 minutes compared with 319 minutes in 2001 due primarily to greater off-peak usage arising from promotional plans that offered free weeknight and weekend airtime.

     Our prepaid ARPU for 2002 decreased to $18.64 from $20.99 in 2001 mainly as a result of lower minutes of usage. The reduction in prepaid minutes of usage stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid minutes of usage for 2002 was 57 minutes compared with 62 minutes for the previous year. Our blended ARPU decreased to $39.73 in 2002 from $41.14 for 2001. Fido prepaid and postpaid customers sent approximately 42.4 million text messages in 2002 up 91% from 2001.

     The calculation of both prepaid and blended ARPU for 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from our retail customer base. We define inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in our prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, we believe that we are providing a more accurate representation of our quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage. We intend to review this provision on a yearly basis or as required.

Costs and operating expenses [in millions of Canadian dollars]

	Twelve	Twelve
	months	months
	ended	ended
	December 31	December 31
	2002	2001
	$	$
Cost of services	187.0	193.6
Cost of products	102.1	143.2
Selling and marketing	102.9	115.6
General and administrative	108.0	98.9
Restructuring charges	7.5	5.2
Depreciation and amortization	465.8	178.0

Costs and operating expenses	973.3	734.5

     In keeping with our focus on cash preservation, we carefully managed costs during 2002. Costs and operating expenses, excluding impairment of intangible assets, restructuring charges, depreciation and amortization, decreased by $51.2 million when compared to 2001. Expenses for 2002 included a clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Excluding this reduction in expenses, costs and operating expenses for 2002 decreased by $37.4 million.

     The $6.6 million year-over-year improvement in cost of services for 2002 resulted from a $14.1 million reduction in contribution charges paid to the CRTC and from the reduced activities in our wholly-owned subsidiary Microcell i5 Inc [$4.1 million]. During the fourth quarter, the CRTC finalized the 2002 contribution rate at 1.3% of eligible revenues, retroactive to January 1, 2002, which compares favorably to the interim rate of 1.4% for 2002 and to the 2001 rate of 4.5%. This cost reduction was offset partially by a $3.5 million increase in customer care expenses, as well as by a $8.1 million increase in network operating costs that can be explained by the receipt of certain non-recurring credits for maintenance costs and license fees in 2001. Adjusted for these non-recurring credits, network operating costs for 2002 were flat, year-over-year.

     The $41.1 million, or 29%, improvement in cost of products for 2002, was composed of the aforementioned $13.8 million sales tax provision reversal; a reduced volume of handset sales and lower per-unit cost for handsets sold resulting in savings of $22.5 million; lower assembly, packaging and prepaid voucher production costs of $2.5 million; a lower cost of accessory sales of $1.1 million; and reduced shrinkage, obsolescence and devaluation of inventories of $1.2 million.

     In an effort to preserve cash as we continued pursuing our financial restructuring activities, we reduced the scale of our holiday marketing campaign and promotions during the fourth quarter of 2002. We believe this had a direct impact on our ability to remain competitive during the busiest acquisition period of the year for wireless operators. The improved cost performance also reflects lower salaries and benefits resulting from a reduced sales force, and reduced retail partner compensation attributable to lower overall sales and a higher proportion of prepaid gross activations. Consequently, selling and marketing expenses decreased by $12.7 million, year-over-year, in 2002, despite increased spending on retention initiatives associated with our customer life cycle program and higher retail partner compensation rates.

     The COA improved 12% to $287 per gross addition for full-year 2002, compared with $325 per gross addition for the previous year, despite 11% fewer new gross customer activations. The year-over-year improvement was due to tight controls over spending on advertising and promotions, reduced handset subsidies resulting from a lower-cost mix of PCS handsets negotiated by us, the higher mix of prepaid versus postpaid gross additions, as well as lower channel compensation costs.

     General and administrative expenses were $108 million for 2002, compared to $98.9 million in 2001. The increase was due primarily to higher bad debt expense, which can be attributed to a larger number of lower-credit customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As a percentage of service revenue, however, general and administrative expenses remained virtually unchanged, year-over-year, reflecting our ability to control overhead costs and achieve additional operating efficiency.

     The restructuring charges of $7.5 million for 2002 compared with $5.2 million in 2001, related primarily to severance payments made to approximately 350 employees who were laid-off during 2002 compared with approximately 200 employees laid-off in 2001. These measures were taken in order to adjust our workforce to the requirements of our operating plan and were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

     Depreciation and amortization increased by $287.8 million in 2002 mainly due to an impairment charge in the amount of $223.4 million, which was accounted for to write down the value of the Company’s MCS licenses to nil. For a period of time during 2002, we had been pursuing negotiations with potential business partners to secure financing for our MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry was facing, we wrote down the value of our MCS licenses. In addition, we wrote down certain of our property, plant and equipment to their net recoverable value for an amount of $37.3 million. The remaining of the variance is mainly due to network enhancement since December 2001. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

     As a result of the above, we posted an operating loss of $382.3 million in 2002 compared with an operating loss of $193.0 million in 2001. OIBDA for 2002 increased by $98.5 million to $83.5 million from negative $15.0 million in 2001. Despite high churn, this result was achieved because of a 10% year-over-year increase in service revenues, as well as an 9% reduction in costs and operating expenses [before depreciation and amortization] attributable to lower contribution fees, lower handset costs and tight controls over selling and marketing expenses. The OIBDA margin expanded to 14% for the year ended December 31, 2002 from negative 3% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies, as well as to the favorable impact from the reversal of a cumulative handset sales tax provision in the second quarter. Excluding the favorable $13.8 million provincial sales tax clarification on handset subsidies, OIBDA for 2002 was $69.7 million.

Other [In millions of Canadian dollars]

	Twelve	Twelve
	months	months
	ended	ended
	December 31	December 31
	2002	2001
	$	$
Net interest expenses and financing charges	(221.4)	(217.7)
Foreign exchange gain (loss)	0.9	(51.1)
Gain on financial instruments	6.6	—
Write-down of deferred financing costs and deferred gain and loss on financial instruments	(16.9)	—
Loss in value of investments, marketable securities and other assets	(16.1)	(33.1)
Share of net loss in investees	(13.2)	(5.3)
Income tax benefit	71.9	1.7

Net loss	(570.5)	(498.5)

     The net interest expenses and financing charges in 2002 are consistent with 2001 with a slight increase of $3.7 million.

     The decrease in foreign exchange loss of $52 million in 2002 was mainly due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on our long-term U.S. dollar-denominated debt.

     Given the recapitalization process in which we were engaged in 2002, we decided to terminate all our hedging agreements. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009, created a net gain in the amount of $6.6 million for the whole year.

     We wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.7 million deferred gain on financial instruments for a net total of $16.9 million, all of which related to the long-term debt in default.

     The decrease of $17.0 million in the loss in value of investments, marketable securities and other assets for 2002 was mainly due to a lower number of investments and marketable securities in our portfolio during 2002. The $7.9 million increase in the share of net loss in investees for 2002 was the result of a general decline in market conditions for high-technology companies in 2002, which were the main component of GSM Capital’s portfolio.

     As a result, we posted consolidated net losses of $570.5 million for the year ended December 31, 2002 compared with $498.5 million for 2001. Basic and diluted losses per share decreased from $4.56 in 2001 to $2.37 in 2002. This was mainly due to the increase in the weighted-average number of shares following the December 2001 rights issue.

Liquidity and capital resources

Cash flows [In millions of Canadian dollars]

	Eight	Four	Twelve	Twelve	Twelve
	months	months	months	months	months
	ended	ended	ended	ended	ended
	December	April	December	December	December
	31	30	31	31	31
	2003	2003	2003	2002	2001
	$	$	$	$	$
Cash provided by (used in) operating activities	54.6	14.5	69.1	(41.0)	(122.3)
Cash provided by (used in) investing activities	(115.9)	70.3	(45.6)	(20.6)	(383.9)
Cash provided by (used in) financing activities	(7.3)	—	(7.3)	69.5	437.8

     As at December 31, 2003, we had cash and cash equivalents of $43.1 million and short-term investments of $60.9 million compared with $111.8 million and $9.9 million respectively, as at May 1, 2003. Our cash and cash equivalents as at December 31, 2003 were composed of $42.8 million in Canadian dollars and $0.3 in U.S. dollars. In addition, as at December 31, 2003, we had access to a revolving bank credit facility in the amount of $25 million. Pursuant to the terms of this credit agreement, we were entitled to raise up to an additional $50 million in revolving bank credit facility if necessary. As at December 31, 2003, no amounts were drawn on this facility. As at December 31, 2003, we had outstanding letters of guarantee for an aggregate amount of $0.4 million.

     As at December 31, 2003, we had outstanding amounts of $271.8 million as Tranche B Debt and $52.7 million as Tranche C Debt for total borrowings of $324.5 million [including a current portion of $9.3 million]. The Tranche B Debt bears interest at one of the following rates, which is payable on a monthly basis: prime plus 3.0%, base rate plus 3.0% or bankers’ acceptance rate plus 4.0%. The principal is payable in quarterly installments, which started in June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all our assets. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at our discretion in cash or by accruing and compounding such interest semi-annually until paid. The principal and the accumulated unpaid interest are payable in April 2013. Tranche B Debt and Tranche C Debt have been refinanced in March 2004 as described above.

     We entered into swap transactions with a preferred shareholder, who was also a lender, to manage our exposure to foreign exchange rate fluctuations on a portion of the U.S. dollar-denominated portion of the Tranche B Debt. We swapped $50 million [US$35.5 million] of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million [US$36.7 million] of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions were renewed on November 28, 2003 for a period of three months. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized within foreign exchange gain (loss). These swap transactions have been terminated in March 2004.

     On January 22, 2004, we announced that we would begin holding lenders’ meetings with a view to voluntarily refinancing, on more favorable terms, our existing senior credit facilities with up to $450 million of new secured debt. We announced on March 17, 2004 the successful closing of new senior secured credit facilities in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, with a syndicate of lenders. The proceeds have been used mainly to refinance our previous senior secured credit facilities in an aggregate amount of approximately $334 million. Our new credit facilities provide us with greater financial flexibility by adding approximately $80 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

     The new facilities consist of an undrawn six-year $50 million first lien revolving credit facility, of a seven-year first lien term loan, and of a seven-and-a-half-year second lien term loan, each in an amount equivalent to $200 million. The revolving credit facility is denominated in Canadian dollars and both term loans are denominated in U.S. dollars. We have the ability, subject to certain conditions, to increase, at a later date, our first lien term loan facility or revolving credit facility by an additional $25 million, and our second lien term loan facility by an additional $50 million. Loan pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets.

     In connection with our new credit facilities, we entered into new swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated Term Loan A and Term Loan B. We swapped, in March 2004, the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of 1.3340. We also swapped the floating interest rate of Libor plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of Libor plus 5.085%, payable in Canadian dollars. We also swapped the floating interest rate of Libor plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of Libor plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses. As of March 31, 2004, fair value of these swaps represented for us a liability of $11.8 million.

     Pursuant to a final prospectus dated March 24, 2004, the Company distributed to the holders of its class A restricted voting shares, class B non-voting shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 class B non-voting shares. Each five rights entitled the holder thereof to purchase one class B non-voting share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM pursuant to which it has agreed to purchase, at the rights subscription price, all class B non-voting shares not otherwise purchased pursuant to the rights offering. In addition, to the extent COM Canada, LLC purchased less than $50 million of such shares, it committed to purchase, at the subscription price, additional class B non-voting shares having an aggregate subscription price equal to the deficiency.

     The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 class B non-voting shares. Microcell issued concurrently, at a price of $22.00 per share, 2,272,727 class B non-voting shares pursuant to the standby purchase agreement. Furthermore, Microcell granted COM, 3,977,272 warrants to acquire, at a price of $22.00 per share, additional class B non-voting shares for exercise at a later date. The net proceeds from the rights offering and private placement to COM amounted to approximately $147 million [net of approximately $2 million of issuance fees] and have been used by Microcell to redeem the 75,233 outstanding preferred shares (see below), for a total of $1.2 million. The remaining balance of $145.8 million will be used to fund capital expenditures and for general corporate purposes.

     On April 7, 2004, we gave a notice of redemption pursuant to which we stated that we would redeem, as of May 1, 2004, all our outstanding preferred shares as at 5:00 p.m. (Montreal time) on April 30, 2004, in accordance with the provisions of our restated articles of incorporation. Such redemption was subject to the right of the holders of preferred shares to convert such shares into class A restricted voting shares or class B non-voting shares prior to their redemption. The redemption price of each preferred share was

$16.39 per share, representing the first preferred share redemption price, or FPS Redemption Price, and second preferred share redemption price, or SPS Redemption Price, as the case may be, as computed pursuant to our restated articles of incorporation as of that date. Up to May 1, 2004, 190,647 First Preferred Voting Shares, 5,782,980 First Preferred Non-Voting Shares, 14,602 Second Preferred Voting Shares and 3,309,989 Second Preferred Non-Voting Shares were converted into 146,708 class A restricted voting shares and 9,151,510 class B non-voting shares. As of May 1, 2004 we redeemed the 75,233 preferred shares outstanding as at April 30, 2004.

     As a result of this rights offering and following the redemption of our preferred shares, our share capital as at May 31, 2004, was composed of the following: 193,840 class A restricted voting shares; 29,121,474 class B non-voting shares; 3,998,302 Warrants 2005; 6,663,943 Warrants 2008; and, 3,977,272 new warrants issued pursuant to the private placement. In addition, there were 1,789,185 outstanding stock options for class B non-voting shares.

     Our working capital, or current assets less current liabilities, was $102.4 million as at December 31, 2003 compared with $142.9 million as at May 1, 2003 for a decrease of $40.5 million. As our current assets remained the same, it was mainly due to higher accounts payable in our current liabilities following increased capital expenditures during the last two months of the year.

     Capital expenditures for 2003 were $36.7 million and $72.8 million, respectively, compared with spending of $6.0 million and $124.7 million for the same periods in 2002. The year-over-year increase in fourth-quarter capital expenditures, reflected a return to more normal spending levels for network signal and capacity improvements, as well as the additional costs associated with the launch and on-going support of City Fido in Vancouver. The significant reduction in yearly capital spending for 2003, however, was due to our self-imposed growth slowdown during the financial restructuring process in order to preserve cash.

     The following table summarizes our future contractual cash obligations, excluding interest, as at December 31, 2003. The contractual obligations under the operating leases related to sites, switch rooms, offices and stores:

Contractual	Payment due by period
obligations [In
million of Canadian		Less than 1			More than
dollars]	Total	year	1-3 years	3-5 years	5 years
Description	$	$	$	$	$
Long-term debt	324.5	9.3	23.2	239.4	52.6
Operating leases	158.9	34.1	51.2	32.2	41.4

Operating activities

     We generated $69.1 million of cash from our operating activities in 2003, compared with cash used of $41.0 million in 2002. The $110.1 million increase in cash provided by operating activities in 2003 as compared to 2002 resulted from a higher operating income of $9.4 million [net of depreciation and amortization and of the reversal of a non-cash sales tax provision of $13.8 million incurred in 2002] and the absence of restructuring charges in 2003 results compared with a charge of $7.5 million in 2002. In addition, lower other cash expenses of $78.9 million, consisting mainly of reduced cash interest expense [mainly due to the new capital structure] and an improvement of $14.2 million in cash provided by operating assets and liabilities contributed to the favorable variance.

     We used $41.0 million of cash in operating activities for the year ended December 31, 2002, compared with $122.3 million in 2001, for a decrease of $81.3 million. This favorable variance resulted primarily from an operating income [excluding depreciation, amortization and the reversal of a non-cash sales tax provision of $13.8 million] of $69.7 million for the twelve-month period ended December 31, 2002, compared with an operating loss [excluding depreciation and amortization] of $15.0 million for 2001, and a decrease in cash used in operating assets and liabilities of $82.3 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $85.7 million, mainly due to the interest payable on the senior discount notes due 2006 and 2007.

Investing activities

     Cash used for investing activities was $45.6 million in 2003, compared with $20.6 million in 2002. This increase of $25.0 million in cash used in investing activities was mainly attributable to lower proceeds, in 2003, from the sale of short-term investments and marketable securities of $53.2 million and of $31 million from the termination of hedging agreements. This was partially offset by lower additions to property, plant and equipment of $51.9 million, resulting from lower cash investments in the PCS network during our financial reorganization in 2003. It was also offset by higher proceeds from the sale of long-term investments of $3.7 million in 2003 [mainly generated through the distribution of assets by a limited partnership in which we were associated and the sale of our investment in Saraide Inc.] and by a lower level of long-term investments’ acquisition of $3.6 million.

     Cash used in investing activities was $20.6 million for the year ended December 31, 2002, compared with $383.9 million during 2001, for a decrease of $363.3 million. This difference was mainly attributable to lower additions to property, plant and equipments of $152.7 million, resulting from lower cash investments in the PCS network, which reflected our continuing focus on cash preservation. It was also due to lower additions to intangible assets of $130.0 million, the amount that was paid by us in 2001 as the final installment for the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $40.3 million in 2002 contributed to the favorable variance. The remaining can be explained by proceeds of $32.0 million received in 2002 mainly from the termination of our hedging agreements and by lower additions to long-term investments and other non-current assets of $8.3 million in 2002.

Financing activities

     Cash used in financing activities was $7.3 million in 2003, compared with cash provided by financing activities of $69.5 million in 2002. This year-over-year difference was due to the obtaining, in the first quarter of 2002, of a then new senior secured credit facility of $100 million [the Tranche F]. This was partially offset by the absence of deferred financing costs in 2003 compared with $19.7 million of such costs in 2002 associated with the Tranche F and by lower repayment of long-term debt in 2003 of $3.4 million due to a reduced debt load following the recapitalization process.

     Cash provided by financing activities for the twelve-month period ended December 31, 2002 was $69.5 million, compared with $437.7 million for 2001, for a decrease of $368.2 million. This decrease was mainly due to the lower amount of cash provided as a result of the issuance of $439.3 million in shares related to our two equity financing initiatives in 2001—174,691,777 Class B Non-Voting Shares issued in 2001 compared with nil in 2002—partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility, which we refer to as Tranche F. In addition, higher deferred financing costs of $18.2 million and the repayment of senior secured loans in the amount of $10.7 million contributed to the variance.

Risks and uncertainties

Cash flow and capital requirements

     Sources of funding for our further financing or refinancing requirements may include, in addition to our existing credit facilities, incremental bank financing, vendor financing, public offerings or private placements of equity or debt securities, and capital contributions from shareholders. However, there can be no assurance that such additional financing will be available to us or, if available, that it can be obtained on a timely basis and on terms acceptable to us. Furthermore, given the complex nature of our capital structure, there is no assurance that the proceeds made available from such financing transactions could be used to fund our on-going business operations or new growth opportunities. Failure to obtain such additional financing, when and if required, could impair our ability to grow our business and meet our bank covenants. This could have a material adverse effect on our business, including, default under our existing credit agreement, the failure to retain customers, and the inability to compete effectively.

     Our credit facilities contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, raise equity, create liens, make capital expenditures above certain threshold and engage in acquisitions, mergers, amalgamations and consolidations. In addition, our credit facilities require us to maintain certain financial ratios. If we fail to comply with the various covenants of our indebtedness, we will be in default under the terms of that indebtedness, which would permit holders of the indebtedness to accelerate the maturity of that indebtedness and could cause defaults under other indebtedness or agreements. In these circumstances, the lenders under our credit facilities could foreclose upon all or substantially all of our assets and our subsidiaries, which are pledged to secure the obligations of the borrowers thereunder.

Exchange rate fluctuations

     As most of our revenues are expected to be received in Canadian dollars, we are exposed to foreign exchange risk on repayments at maturity of part of our Term Loan A and Term Loan B denominated in U.S. dollars.

     In March 2004, we entered into new swap transactions to manage our exposure to foreign exchange rate fluctuations on our new U.S.-dollar-denominated Term Loan A and Term Loan B. We swapped the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of 1.3340. We also swapped the floating interest rate of Libor plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of Libor plus 5.085%, payable in Canadian dollars. We also swapped the floating interest rate of Libor plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of Libor plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses. As of March 31, 2004, fair value of these swaps represented for us a liability of $11.8 million and a foreign exchange loss of $11.8 million was recognized in our income statement.

     Although we may enter into other such transactions to hedge the exchange rate risk with respect to any other U.S. dollar-denominated debt and transactions, there can be no assurance that we will engage in such transactions or, if we decide to engage in any such transaction, that we will be successful and that changes in exchange rates will not have a material adverse effect on our ability to make payments in respect of its future U.S. dollar-denominated debt. Such transactions may require that we provide cash or other collateral to secure our obligations. As at December 31, 2003, borrowings of approximately $70 million were in U.S. dollars and unhedged. A $0.01 variation in exchange rates affected our annual foreign exchange loss or gain by approximately $0.6 million.

     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Interest rate fluctuations

     As at March 31, 2004, Term Loan A in the amount of $196.6 million and Term Loan B of $196.6 million have a floating interest rate and we did not hold any interest rate swap agreements related to this exposure. A fluctuation of one percentage point would affect our cash flow by approximately $4.0 million annually.

Future cash flows; ability to service debt

     We may experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by us, the cost of acquiring new customers, technology risks, the future availability of financing, the results of our equity investments, general economic conditions and regulatory requirements. There can be no assurance that we will achieve or sustain positive cash flow from operating activities. If we cannot maintain positive cash flow from operating activities, we may not be able to meet our debt service or working capital requirements or obtain additional capital required to meet all of our cash requirements. In addition, we will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Contingencies

     On April 10, 2002, ASP Wireless Net Inc., or ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP, and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from us. The breach alleged by ASP relates to Microcell’s failure to provide ASP access to Microcell’s PCS network. We consider ASP’s claim frivolous and unfounded in fact and in law and intend to vigorously contest it.

     On April 21, 2004, UBS filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream in the Ontario Superior Court of Justice. In its statement of claim, UBS claims [for, amongst other things, specific performance, breach of contract, breach of confidence and breach of fiduciary duty] from Microcell, Solutions and Inukshuk damages totaling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

     Furthermore, the Company is involved from time to time in other legal and regulatory proceedings incidental to its business. The Company does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on the results.

Guidance for 2004

	Revised Guidance	2004 YTD Actuals		2004 Targets
Gross additions	No change	119,364		580,000 to 610,000
Blended churn	No change	2.8%		2.7% to 3.0%
Service revenues	No change	$134.9	million	$615 to $640 million
Operating income (loss)	No change	($1.6	) million	$15 to $25 million
Depreciation and amortization	No change	$19.0	million	$100 million
OIBDA	No change	$17.4	million	$115 to $125 million
Capital expenditures	No change	$75.0	million	$170 to $180 million

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

     The table below sets forth the name, principal occupation and date of the appointment of each actual member of our current board since the implementation of the plan of reorganization on May 1, 2003.

Director of
Name	Principal Occupation	Microcell Since
André Bureau	Chairman of the Board of Microcell and of Astral Media Inc., Counsel at Heenan Blaikie LLP	May 1998
André Tremblay	President and Chief Executive Officer of Microcell	May 1995
Charles Sirois	Chairman and President of Telesystem Ltd.	December 1993
James Continenza	President and Chief Executive Officer of Teligent, Inc.	May 2003
Christian Dubé	Senior Vice-President and Chief Financial Officer of Domtar Inc.	May 2003
Gary Goertz	Corporate Director	May 2003
Robert Latham	President of RFL Consulting	May 2003
Paul McFarlane	Corporate Director	May 2003
I. Berl Nadler	Partner with Davies Ward Phillips & Vineberg LLP	May 2003
Steven D. Scheiwe	President of Ontrac Advisors Inc.	May 2003
Lorie Waisberg	Corporate Director	May 2003

Pursuant to the plan of reorganization: (1) Mr. André Bureau, Mr. Jim Continenza, Mr. Christian Dubé, Mr. Gary Goertz, Mr. Robert Latham, Mr. Paul McFarlane and Mr. I. Berl Nadler were nominated by the secured creditors; (2) Mr. Steven D. Scheiwe and Mr. Lorie Waisberg were nominated by the noteholders; and (3) Mr. Charles Sirois was nominated by the Old Board. See “Composition of the Board” below for more details on the nomination of the directors on our current board.

     The principal occupation of each director during the past five years is as follows:

     André Bureau was appointed a director of Microcell on May 8, 1998. Since May 14, 2003 Mr. Bureau has been Chairman of Microcell. Since December 1997, he has been Chairman of the board of Astral Media Inc., Canada’s largest operator of English and French specialty, pay and pay-per-view television services. Astral also owns 24 radio stations in Quebec and the Atlantic provinces of Canada, as well as Astral Affichage, for outdoor advertising, and was President and Chief Executive Officer of Astral Broadcasting Group Inc. from 1993 until October 2001. Mr. Bureau is also counsel at Heenan Blaikie LLP. Before 1989, Mr. Bureau was Chairman of the CRTC.

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

     Charles Sirois has been a director of Microcell since December 9, 1993. Mr. Sirois was the Chairman of Microcell until May 1, 2003. Since 1990, Mr. Sirois has been Chairman and President of Telesystem Ltd., an entrepreneurial private equity company of which he is the founder and principal shareholder. Mr. Sirois is also Chairman of Telesystem International Wireless Inc. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc., a leading global provider of broadband services with the most extensive global Internet network. From 1988 to 1990, Mr. Sirois was Chairman and Chief Executive Officer of BCE Mobile Inc. He currently sits on the board of directors of the Canadian Imperial Bank of Commerce and is Chairman and CEO of Enablis Entrepreneurial Network, a non-profit organization sponsored by the G8 DotForce. He was also a member of the G8 dot force, of the National Broadband Task Force and was a founding member of the Washington-based Global Information Infrastructure Commission.

     James Continenza has been a director of Microcell since May 1, 2003. Mr. Continenza is Chief Executive Officer and a director of Teligent, Inc. a full service facilities based communications company offering small and medium size business customers local and long-distance telephony, high speed data and internet access services. Prior to September 2002, Mr. Continenza was Chief Operating Officer and a Director of Teligent, Inc. From September 2000 to May 2001, Mr. Continenza served as Senior Vice-President Strategic Operations of Teligent, Inc. Prior to joining Teligent, Inc., Mr. Continenza was President and Chief Executive Officer of Lucent Technologies Product Finance where he worked for eleven years with Lucent and its predecessor AT&T. Mr. Continenza holds a degree in business administration from the University of Wisconsin.

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

     Gary Goertz has been a director of Microcell since May 1, 2003. Mr. Goertz was Executive Vice-President, Finance and Chief Financial Officer of MDS Inc., the largest health and life science company in Canada from September 1999 to February 2003. From March 1994 to August 1999, Mr. Goertz was Executive Vice-President & CFO of TELUS Corporation Inc., formerly BCT.Telus Communications Inc. Mr. Goertz is a Chartered Accountant. Mr. Goertz is also a director of CML Healthcare Inc. and Cipher Pharmaceuticals Inc. and is a trustee of Associated Brands Income Fund and Associated Brands Operating Trust.

     Robert Latham has been a director of Microcell since May 1, 2003. Since April 2001, he has been the President of RFL Consulting, a company providing consulting advice to small entrepreneurial companies and other organizations developing and expanding new business. Since February 2003, he has been the Chairman of Tela Wireless Devices Inc. From February 2001 to April 2001 he was Chairman and Chief Executive Officer of Axxent Inc. a telecommunications company in Canada where he also served as President and Chief Executive Officer from September 1999 to February 2001. From January 1998 to September 1999, he was President of ORBCOMM Global L.P. a telecommunications company based in Dulles, Virginia. He also served as Executive Vice-President of ORBCOMM from April 1997 to January 1998. From February 1996 to February 1997, Mr. Latham was Managing Director, Telecom for Bell Canada International Management Ltd., U.K. From April 1996 until November 1996, Mr. Latham was seconded to Mercury Communications Limited in London England, a facilities-based carrier, as the Managing Director, Commercial Service. Mr. Latham spent the previous 28 years with Bell Canada in a wide variety of Sales, Marketing, Operations, Customer Service and Regulatory assignments. During this period, he was the President and CEO of Bell Cellular from August 1986 until August 1991 and responsible for the Signature Service Organization from July 1992 until October 1994.

     Paul McFarlane has been a director of Microcell since May 1, 2003. Mr. McFarlane retired from the Canadian Imperial Bank of Commerce in December 2002 after more than forty years of service in numerous regional and head office positions most recently as Senior Vice-President, Special Loans, Head Office from 1994 until retirement. Mr. McFarlane is also a director of Brookfield Properties Corporation having served since May 1998.

     I. Berl Nadler has been a director of Microcell since May 1, 2003. Mr. Nadler has been a partner of Davies Ward Phillips & Vineberg LLP, and its predecessor firm, Davies Ward & Beck, in Toronto, since 1984 and is a member of the firm’s management committee. Mr. Nadler is a graduate of the Faculty of Law McGill University and of the Harvard Law School.

     Steven D. Scheiwe has been a director of Microcell since May 1, 2003. Mr. Scheiwe is currently President of Ontrac Advisors Inc., a consulting firm providing analysis and management services to private equity groups, privately held companies and fund/traders of distressed corporate debt issues. Mr. Scheiwe has also been a director of Assisted Living Concepts, Inc. since June 2004, General Chemical Industrial Products, Inc. since March 2004, Reptron Electronics, Inc. since February 2004, Neff Corporation since May 2001 and Metrocall Holdings, Inc. since October 2002. From April 1999 to May 2001, Mr. Scheiwe was the Chief Executive Officer and a director of Teletrac Inc., a provider of wireless fleet management location and communication services. From January 1996 to April 1999, Mr. Scheiwe was Vice-President, General Counsel and Secretary of Teletrac Inc.

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

Officers of Microcell

     The following table indicates the name of the present officers of Microcell, along with their positions held with Microcell.

Name	Office	Principal Occupation
Alain Rhéaume	President and Chief Operating Officer of Solutions	President and Chief Operating Officer of Solutions
André Tremblay	President and Chief Executive Officer	President and Chief Executive Officer of Microcell
Bruno Péloquin	Vice-President, Customer Relations and Operations, Solutions	Vice-President, Customer Relations and Operations of Solutions
Carl Dexter	Vice-President, Network Services, Solutions	Vice-President, Network Services, of Solutions
Dean Proctor	Vice-President, Regulatory Affairs	Vice-President, Regulatory Affairs of Microcell
Gaétan Jacques	Vice-President, Human Resources, Administration and Special Projects Microcell	Vice-President, Human Resources, Administration and Special Projects of Microcell
Jacques Leduc	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of Microcell
Jocelyn Côté	Vice-President, Legal Affairs and Assistant Secretary	Vice-President, Legal Affairs and Assistant Secretary of Microcell
Michel Cordeau	Secretary	Lawyer
Pierre Bonin	Chief Information Officer, Solutions	Chief Information Officer of Solutions
René Bousquet	Vice-President, Marketing, Solutions	Vice-President, Marketing of Solutions
Robert Fortier	Vice-President, Finance and Corporate Controller	Vice-President, Finance and Corporate Controller of Microcell
Steven Picco	Vice-President, Sales, Solutions	Vice-President, Sales of Solutions

     The principal occupation of each officer (other than André Tremblay) during the past five years is as follows:

     Alain Rhéaume was appointed President and Chief Operating Officer of Solutions on May 1, 2003. He was President and Chief Executive Officer of Microcell’s PCS division from February 12, 2001 to April 30, 2003. From June 1996 to February 2001, Mr. Rhéaume was Chief Financial Officer and Treasurer of Microcell and from May 1998 to February 2001, he was also Executive Vice-President, Corporate Services. Prior to joining Microcell, Mr. Rhéaume had worked for the Government of the Province of Québec at the Ministry of Finance since 1974. Mr. Rhéaume was Deputy Minister of Finance from 1992 to 1996 and prior to that he was Associate Deputy Minister of Finance from November 1988 to October 1992.

     Bruno Péloquin joined Microcell in 1997 and is Vice-President, Customer Relations and Operations, Solutions. Prior to joining Microcell, Mr. Péloquin held positions in eastern and western Canada as Regional Director of Sales and Operations with United Parcel Service Canada Ltd. He was also Vice-President, Operations, with Diners Club/enRoute.

     Carl Dexter joined Microcell in January 2001 as Vice-President, National Network and Services Operation. Mr. Dexter has 26 years of experience in the telecom industry, mainly at MTT, now Aliant Telecom, in Nova Scotia. The last position he held at MTT was that of Vice-President, Network Operations and Customer Services. Immediately prior to joining Microcell, Mr. Dexter was Vice-President, Operations Support, of the international wireless operating companies of Telesystem International Wireless.

     Dean Proctor has been Vice-President of Microcell since February 1996. Prior to joining Microcell, Mr. Proctor practiced law in Montreal and Ottawa, focusing on broadcasting and telecommunications matters. He is a Director of the Wireless Communications Association, based in Washington, D.C., and acts as Microcell’s Privacy Ombudsman. Mr. Proctor graduated from the University of Saskatchewan with a Bachelor of Arts degree in 1984 and received bachelor degrees in Common Law and Civil Law from McGill University in 1988. Mr. Proctor is a member of the Bars of Québec and Ontario.

     Gaétan Jacques was appointed Vice-President of Microcell on August 10, 1999. From June 2003 to December 2003, Mr. Jacques acted as interim Vice-President, Sales of Solutions. Before joining Microcell, Mr. Jacques was Director, Human Resources at the Canadian Broadcasting Corporation from 1993-1994 and from 1994-1999, General Manager, Technical Products and Engineering at the CBC. He also has worked for several large corporations, including Stone-Consolidated, where he performed various duties in human resources and quality management. Mr. Jacques holds an MBA and a bachelor’s degree in Industrial Relations.

     Jacques Leduc was appointed Chief Financial Officer and Treasurer of Microcell on February 12, 2001. From May 1999 to February 2001, Mr. Leduc was Vice-President Finance of Microcell. From January 1995 to May 1999, he was Director, Financial Planning of Microcell. Prior to joining Microcell, Mr. Leduc was the Corporate Controller and Officer of a privately owned business in the manufacturing and food industry from 1990 to 1995. Mr. Leduc holds a master’s degree in business administration from HEC Montréal, which was formerly known as École des Hautes Études Commerciales (University of Montreal). He also holds a bachelor’s degree in business administration from the University of Québec in Montreal and was admitted by the Canadian Institute of Chartered Accountants in 1986.

     Jocelyn Côté was appointed Vice-President of Microcell on August 10, 2001 and Assistant Secretary on May 10, 2001. From February 1998 to August 2001, Mr. Côté was Director, Legal Affairs of Microcell. Prior to joining Microcell, he was, from 1997 to 1998, legal counsel at Le Groupe Vidéotron Ltd. and, prior to that, practiced corporate and tax law at the law firm Stikeman Elliott LLP in Montreal. Mr. Côté holds a law degree from Laval University and a master’s degree in Taxation from Sherbrooke University. Mr. Côté is a member of the Bar of Québec.

     Michel Cordeau was appointed Secretary of Microcell on May 8, 1998. Mr. Cordeau was, from February 1996 to August 2001, Vice-President, Legal Affairs of Microcell. From March 1996 to May 1998, he was Assistant-Secretary of Microcell. Mr. Cordeau is also legal counsel for Telesystem Ltd. Mr. Cordeau was a partner of the law firm of Hickson, Martin, Blanchard in Québec City, where he practiced corporate and bankruptcy law from 1974 to 1999. Mr. Cordeau holds a law degree and a master’s degree in Law from Laval University. Mr. Cordeau is a member of the Bar of Québec.

     Pierre Bonin was appointed Chief Information Officer of the Company on December 12, 2000. Prior to joining Microcell, Mr. Bonin worked for Bell Canada from 1987 to 2000 where he held various senior management positions, including Vice-President, Information Technology and Vice-President, Finance and Administration. Mr. Bonin holds an MBA from HEC Montréal, which was formerly known as École des Hautes Études Commerciales (University of Montreal), and other computer sciences degrees.

     Robert Fortier was appointed Vice-President of the Company on August 9, 2002. From January 1995 to August 9, 2002, Mr. Fortier was Director, Corporate Controller of Microcell. Mr. Fortier chaired the Taxation Committee of the Canadian Wireless Telecommunications Association from 1997 until 2002. He holds a Bachelor’s degree in Accounting from the Université du Québec à Trois-Rivières and has been a member of the Ordre des comptables agréés du Québec since 1983.

     René Bousquet joined Microcell in March 1996 and held the position of Director with the Financial Planning and Corporate Planning departments before becoming Vice-President, Finance of Solutions in May 2002 and Vice-President, Marketing of Solutions in June 2003. Prior to joining Microcell, Mr. Bousquet held a number of management positions in marketing, including Director at PricewaterhouseCoopers. Mr. Bousquet holds a Bachelor’s degree in Business Administration (Marketing and Finance) from the Université de Sherbrooke and a Master’s degree in Business Administration from the same institution.

     Steven Picco joined Microcell in January 2004 as Vice-President, Sales for Solutions. Prior to joining Microcell, Mr. Picco was an executive with Procter & Gamble for the last 16 years, most recently as the head of the business transition that ensured from Procter & Gamble’s acquisition of Clairol and, during a five-year period, as the head of Procter & Gamble product distribution through Costco superstores.

COMPENSATION OF DIRECTORS AND OFFICERS

Remuneration of Directors

     For the fiscal year ended December 31, 2003, directors of Old Microcell who served as directors until April 30, 2003 and who were not officers or employees of Microcell or our subsidiaries or of a shareholder for whom they were the designated nominees, received $3,332 until that date as well as an attendance fee per board or committee meeting. Due to his extensive involvement in the business of Old Microcell, the chairman of the board of Old Microcell received a fee of $20,000 per month until April 30, 2003 and each committee chairman of the committee of Old Microcell, except for the special committee chairman, received a fee of $667 until April 2003. His duties as a chairman consisted of being responsible for the management, development and effective performance of the board of directors. The chairman also advised our president and chief executive officer in all matters concerning the interest and management of the Company. Since May 1, 2003, our directors receive a yearly fee of $35,000, plus an attendance fee per board or committee meeting of $1,500 for an attendance in person and $750 for an attendance by telephone. Such attendance fee amounts to $3,000 per board or committee meeting held outside of the Montreal-Ottawa-Toronto corridor. Members of the committees of our current board receive a fee of $2,000 per year. The chairman of our current board receives an annual fee of $150,000, considering the significant amount of time dedicated by him to the governance, management and business of the Company. For example, he oversees the strategies of the Company, the remuneration of key employees, the strategic position of the Company and the communications between the Company and the board. The chairman of our current board is also chairman of the board of Astral Media Inc. and counsel at Heenan Blaikie LLP. The chairman of the human resources, corporate governance and audit committees receive respectively a fee of $3,000, $3,000 and $6,000 per year. We have no service contracts with our directors.

Remuneration of Members of Special Committee

     At the time of the establishment of the special committee, established in connection with our restructuring, compensation in respect of the members of the special committee was based in part upon attendance at meetings. However, in light of the difficulties of administering such a method of compensation given the frequent communications among the members of the special committee, the compensation arrangements were amended, with effect from September 1, 2002, to be $10,000 per month, with the chairman of the special committee receiving an additional amount of $40,000 per month. In February 2004, our board of directors granted a non-recurring bonus of $200,000 to the chairman of the special committee following the successful closing of our restructuring. No amounts based upon the number of meetings of the special committee were payable in addition to these monthly fees. The members of the special committee were also entitled to reimbursement of reasonable out of pocket expenses incurred in the course of performing their functions. The mandate of the special committee was subsequently expanded to include the powers of our human resources committee and the term of the special committee’s mandate was extended and expired on May 1, 2003.

Remuneration of Executive Officers

     The table below shows certain compensation information for the respective fiscal years ended December 31, 2003, 2002 and 2001 for Mr. André Tremblay, president and chief executive officer of Microcell, and certain other executive officers of Microcell. This information includes the dollar value of base salaries, bonus awards, long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation Award
					Awards		Payouts
					Securities		Long-Term
					Under	Restricted	Incentive
				Other Annual	Options/	Shares or	Program	All Other
		Salary	Bonus	Compensation	SARs	Restricted	Payouts	Compensation
Name and Principal Position	Years	(Cdn.$)	(Cdn.$)	(Cdn.$)(1)	Granted(2)	Share Units	(Cdn.$)	(Cdn.$)(3)
André Tremblay	2003	515,000	453,200	—	270,000	—	—	605,000
President, Chief Executive	2002	514,654	169,950	—	—	—	—	405,000
Officer and Director	2001	498,077	247,500	—	531,681	—	—	—
Alain Rhéaume	2003	375,000	270,000	—	160,000			371,250
President and Chief	2002	374,423	101,250	—	—	—	—	271,250
Operating Officer, Microcell	2001	344,956	138,200	—	378,776	—	—	80,000
Solutions Inc.
Pierre Bonin	2003	250,000	140,000	—	75,000	—	—	267,000
Chief Information Officer,	2002	249,770	60,000	—	—	—	—	89,000
Microcell Solutions Inc.	2001	223,558	82,200	—	160,647	—	—	—
Jacques Leduc	2003	220,000	140,800	—	85,000	—	—	357,000
Chief Financial Officer and	2002	219,768	52,800	—	—	—	—	157,000
Treasurer	2001	206,249	72,700	—	226,058	—	—	—
Bruno Péloquin	2003	197,500	100,980	—	57,500	—	—	185,625
Vice-President, Customer	2002	189,655	34,200	—	—	—	—	61,875
Relations and Operations,	2001	174,712	47,250	—	98,930	—	—	—
Microcell Solutions Inc.

(1)	The aggregate value of perquisites and other benefits does not exceed, for each named executive officer, the lesser of $50,000 or 10% of the total salary and bonus.

(2)	For 2003 indicates the number of options granted under our existing stock option plan. For 2001 indicates the number of options granted under the old stock option plan. All the options granted under the old stock option plan were cancelled on May 1, 2003.

(3)	All other compensation for 2003 represents payments under our retention plan for key employees, as described below and, in the case of Mr. Tremblay, Mr. Rhéaume and Mr. Leduc also represents a non recurring restructuring success bonus in the amounts of $200,000, $100,000 and $200,000 respectively. All other compensation for 2002 represents payments under our retention plan for key employees that was put in place for the purpose of our restructuring, as described below. In the case of Mr. Rhéaume, the amount for 2001 was paid in respect to his relocation to Montreal. In order to receive payments under the retention plan, each named executive officer was required to remit for cancellation the following number of options granted under the Old Stock Option Plan: André Tremblay — 126,348; Alain Rhéaume — 88,443; Pierre Bonin — 60,647; Jacques Leduc — 53,066 and Bruno Péloquin — 44,222.

Option Grants in last Financial Year

     The following table sets forth details of options granted under the new stock option plan to the executive officers named above during the financial year ended December 31, 2003. Each option granted under the new stock option plan covers one common share. The new stock option plan is described under the heading “Long-Term Executive Compensation — New Stock Option Plan”.

		% of Total		Market Value of
	Securities Under	Options/SARs		Securities Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on the
	Granted	Employees in	Base Price	Date of Grant
	(#)	Financial Year	($/Security)	($/Security)	Expiration Date
Name (a)	(b)	(c)	(d)	(e)	(f)
André Tremblay	270,000	15.2%	$10.50	$10.50	June 20, 2008
Alain Rhéaume	160,000	9.0%	$10.50	$10.50	June 20, 2008
Pierre Bonin	75,000	4.2%	$10.50	$10.50	June 20, 2008
Jacques Leduc	85,000	4.8%	$10.50	$10.50	June 20, 2008
Bruno Péloquin	57,500	3.2%	$10.50	$10.50	June 20, 2008

     As of December 31, 2003, stock options to purchase a total of 919,500 Class B Non-voting Shares were granted to our twelve executive officers. These executive officers are: Pierre Bonin, René Bousquet, Jocelyn Côté, Carl Dexter, Robert Fortier, Gaétan Jacques, Jacques Leduc, Bruno Péloquin, Dean Proctor, Alain Rhéaume and André Tremblay. Our employees at the “manager” and “director” levels have also received options. As of March 31, 2004, stock options to purchase a total of 990,500 Class B Non-Voting Shares were granted to our executive officers.

Aggregate Option Exercises in Last Financial Year and Financial Year-End Option Values

     The following table summarizes, for each of the executive officers named above, the number of stock options under the new stock option plan, if any, exercised during the financial year ended December 31, 2003, the aggregate value realized upon exercise and the total number of exercisable and unexercisable options, if any, held at December 31, 2003. Value realized upon exercise is the difference between the fair market value of the underlying class B non-voting shares of Microcell on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the closing fair market value of the underlying class B non-voting shares of Microcell on December 31, 2003, which was $17.29 per share. These values, unlike the amounts set forth in the column “Aggregate Value Realized”, have not been, and may never be, realized. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting.

					Value of Unexercised
			Unexercised Options at		“in-the-Money”*
			December 31, 2003		Options/SARs at
			(#)		December 31, 2003(2)
	Securities Acquired	Aggregate Value
	on Exercise	Realized(1)
Name	(#)	(Cdn.$)	Exercisable	Unexercisable	Exercisable	Unexercisable
André Tremblay	—	—	—	270,000	—	1,833,300
Alain Rhéaume	—	—	—	160,000	—	1,086,400
Pierre Bonin	—	—	—	75,000	—	509,250
Jacques Leduc	—	—	—	85,000	—	577,150
Bruno Péloquin	—	—	—	57,500	—	390,425

(1)	Aggregate value realized is calculated using the closing price of the class B non-voting shares of Microcell on the TSX on the date of exercise.

(2)	The value of unexercised “in-the-money” options is calculated using the closing price of the class B non-voting shares of Microcell on the TSX on December 31, 2003, which was $17.29 per share less the exercise price of the “in-the-money” options.

*	“in-the-money” options are options for which the market value of the underlying securities is higher than the price at which such securities may be exercised.

Pension Plans for Executive Officers

     We have not implemented a pension plan. There is only a deferred profit sharing plan under which we make a defined contribution for the employees. Our total contribution under such plan for our executive officers in 2003 totaled $82,250.

Employment Agreements

     We are a party to employment contracts with Mr. André Tremblay, Mr. Alain Rhéaume and Mr. Jacques Leduc which provide that in the event of termination by us without just and sufficient cause, lay-off following a major change or resignation within 30 days of a major change, they are entitled to receive an amount equal to two years’ base salary, increased by their target bonus, and to exercise all vested and unvested options to acquire our shares. However, in the event termination by us without just and sufficient cause or lay-off following a major change occurs after September 30, 2004, Mr. Leduc is entitled to receive an amount equal to one year’s base salary, increased by his target bonus, which is generally consistent with our employment arrangements with all of our executive officers in such circumstances. Mr. Pierre Bonin is entitled to exercise all vested and unvested options in the case of a layoff or resignation within 30 days following a major change.

     In the context of the review of our capital structure in 2002, we amended and restated the terms and expanded the scope of our existing retention program for key employees in order to mitigate the risks related to other recruiting activities and to maintain in our employment the employees necessary for the successful completion of our recapitalization. Amounts payable by us under our retention program were equal to the annual compensation of each employee and were payable in installments until August 2003, to the extent the employee continued to be employed at the date of each payment.

Executive Compensation Policy

     A total compensation policy was introduced in 1994 to recognize and reward individual contributions to our short-term and long-term success and also ensure that we offer competitive compensation. This compensation policy was reviewed in 2003 and certain adjustments were made to ensure that it remained competitive with the industry.

     According to this policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. We aim to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the upper quartile upon the achievement of superior results. Incentive compensation is awarded through plans and criteria approved by the Human Resources Committee.

     The benefits consist of standard deferred profit sharing plan and insurance coverage arrangements and allowance for certain expenses.

Short-Term Incentive Compensation

     The short-term incentive compensation offers bonuses tied to our financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis. Our finance performance is mainly measured by the level of our revenues and our OIBDA (operating income before depreciation and amortization). Our strategic corporate business objective consists of ARPU levels, churn levels and number of subscribers acquisitions.

     In the case of the named executive officers, incentive bonuses range from 30% to 55% of base salary when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when the objectives are not met, the incentive bonuses are lower, or they may not be paid at all under certain circumstances.

     The human resources committee reviewed and recommended to the board of Old Microcell the approval of the 2002 bonuses on the basis that management’s performance did not entirely meet the set of objectives presented to the board of Old Microcell at the beginning of the year. Bonuses were granted in 2002 as a retention tool in order to retain our valuable employees. At the time the bonuses were declared, the company had reasonable assurance that its restructuring process would be successfully completed which is one additional reason why these bonuses were declared and paid.

Long-Term Executive Compensation

     The long-term incentive component is made up of our stock option plan.

Old Stock Option Plan

     Introduced in 1994 and revised from time to time, the old stock option plan was designed to motivate employees to share interest with the Old Microcell’s shareholders over the long-term and provided salary- linked stock option grants. It was of limited duration and was subject to human resources committee review to ensure maintenance of its market competitiveness. With the implementation of the plan on May 1, 2003, the old stock option plan, and all outstanding options issued pursuant thereto, were cancelled.

     The old stock option plan provided for the issuance of options to employees to purchase class B non-voting shares of Old Microcell. Each participant in the old stock option plan was entitled to receive one grant of options per year, except for certain classes of participants who may only receive one grant of options per 3-year period. The number of options was based on the grant amount value for a class of employees multiplied by a factor of between 0 and 1.5 depending on the individual contribution of the employee and divided by the reference price fixed by the board of Old Microcell on or around July 1 of each year. The first year began on July 1, 2001 and the reference price was set at $35.00. During 2001, the class of employees eligible to be participants in the old stock option plan was extended to almost all employees as a result of the overall review of the compensation policy.

     Pursuant to the old stock option plan, options for no more than 19,000,000 class B non-voting shares of Old Microcell could be granted. The exercise price of the options was determined by the board of Old Microcell at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the class B non-voting shares were listed and with all relevant securities legislation.

     Options granted pursuant to the old stock option plan were exercisable as to 25% of the options on the first, second, third and fourth anniversaries of the date of the grant. Options were exercisable for a period of seven years from the date on which they are initially granted.

     Any option granted pursuant to the old stock option plan lapsed 30 days after the date on which the holder thereof ceased to be an officer, director or employee of Old Microcell or of one of its subsidiaries. In the event of death, any option held by the optionee lapsed 180 days after the date of such death.

New Stock Option Plan

     With the implementation of the plan of reorganization on May 1, 2003, a new stock option plan of Microcell has been adopted. No further approval or ratification by shareholders will be sought or required in connection therewith.

     The purpose of the new stock option plan is to provide an opportunity, through options, for the officers and employees of Microcell and our subsidiaries to purchase class A restricted voting shares, in the case of a Canadian, or class B non-voting shares, in the case of a non-Canadian, upon exercise of options granted pursuant to the new stock option plan and thereby participate in our future growth and development.

     Our current board, or if it so resolves, a committee thereof, administers the new stock option plan including the allocation thereof.

     Under the new stock option plan, we have reserved for issuance class A restricted voting shares and class B non-voting shares, representing, together with such shares reserved for issuance in connection with the new stock purchase plan, in the aggregate 10% of the aggregate number of class A restricted voting shares and class B non-voting shares outstanding immediately after implementation of the plan of reorganization, assuming conversion of all first preferred shares and second preferred shares. Options granted under the new stock option plan will have the terms and conditions, including exercise prices, vesting and expiration, as will be established by our current board, from time to time, provided that the pricing of options will be in accordance with the requirements of the TSX and will not be less than the market prices for the class A restricted voting shares and class B non- voting shares at the time of the grant of options. As at May 31, 2004, 1,789,185 options granted to our senior officers and certain of our employees were outstanding.

Compensation Plan Control and Review

     The human resources committee is responsible for ensuring that executive compensation conforms to our total compensation policy.

Indebtedness of Directors and Officers

     As at and since December 31, 2003, neither Microcell nor our subsidiaries has made any loan to officers, directors, employees and former officers, directors and employees of Microcell and our subsidiaries.

Directors and Officers’ Liability Insurance

     Pursuant to our by-laws, we may indemnify a director or officer in any legal proceeding if such person acted honestly and in good faith, and had reasonable grounds to believe that such person’s conduct was lawful.

     We maintain insurance protection against liability incurred by our officers and directors as well as those of our subsidiaries in the performance of their duties. We paid the entire premium of U.S.$750,000 in 2003. The aggregate limit of liability in respect of any and all claims is U.S.$31 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which we have not indemnified or are not permitted by law to indemnify them, and for the reimbursement to us, subject to a deductible of U.S.$1,000,000, in the case of claims for which we have indemnified or were permitted to indemnify the directors or officers involved.

BOARD PRACTICES

Role and Responsibilities of the Board

     The board is responsible for orientation and follow-up of the achievement of business objectives and of our activities. The board is responsible for approving and ensuring that the mission, the vision and the strategy we have adopted are respected in the pursuit of our business objectives. The board holds regular meetings on a quarterly basis as well as additional meetings to consider particular issues or conduct specific reviews whenever deemed appropriate. The board approves our ethical values and ensures that our major business risks are identified and measured and that a proper management process is implemented.

     Before the start of every fiscal year, the board receives and approves an annual budget submitted by the president and chief executive officer.

     The board monitors and evaluates the performance of the president and chief executive officer and of senior management. Finally, the board reviews those matters requiring the board’s approval pursuant to the law or our articles and by-laws. All our important decisions and those of our wholly-owned subsidiaries are subject to approval by the board.

Composition of the Board

     Our board was designated by the Court as part of the sanction order and the directors of the current board were appointed on May 1, 2003, the effective date of the plan of reorganization. The board has been fixed at 11 directors initially, one of which is our chief executive officer from time to time. A majority of members of the board must be Canadians.

     The initial members of the board were nominated as follows:

     (1) seven appointees were selected by the secured creditors as holders of the first preferred voting shares;

     (2) two appointees were selected by the AHB Committee; and

     (3) one appointee was selected by the board of Old Microcell. On January 27, 2003 the board of Old Microcell selected Mr. Charles Sirois as its appointee.

     The initial chairman of our current board, Mr. André Bureau, has been selected by the members of the board appointed by the secured creditors as holders of first preferred voting shares.

     As redemptions or conversions of first preferred shares, or first units, will occur over time, the number of directors nominated and elected to our current board by holders of first preferred voting shares, or first units comprised of first preferred voting 2 shares, will be reduced according to the number of first preferred shares, or first units, outstanding relative to the aggregate number originally issued, as follows:

% First Preferred Shares
(or First Unit) Remaining Outstanding	No. of Directors
70% or more	7
50% to 69.99%	6
30% to 49.99%	3
10% to 29.99%	2
Less than 10%	0

     If holders of the first preferred shares, or first units, lose the entitlement to nominate and elect one or more director(s) of the board in accordance with the foregoing, holders of the class A restricted voting shares shall correspondingly acquire the entitlement to elect additional director(s) such that the number of directors shall always equal eleven, until changed in accordance with the Canada Business Corporations Act.

     Pursuant to our articles, the board has been divided into two groups: a first group, or group A, to consist of six directors appointed to hold office for a stated term expiring at the close of the third annual meeting of shareholders following May 1, 2003 and a second group, or group B, to consist of five directors appointed to hold office for a stated term expiring at the close of the second annual meeting of shareholders following May 1, 2003. At the end of their respective initial terms of office, elections of directors shall be for terms of two years each. The table below identifies, in respect of each individual listed therein, whether such individual is part of group A or group B.

Name	Group
André Bureau	A
Jim Continenza	B
Christian Dubé	B
Gary Goertz	B
Robert Latham	B
I. Berl Nadler	B
Paul McFarlane	B
Steven D. Scheiwe	A
Charles Sirois	A
André Tremblay	A
Lorie Waisberg	A

Human Resources Committee

     As at March 31, 2004, the human resources committee of our board was composed of the following individuals: Mr. Charles Sirois, Mr. Lorie Waisberg, Mr. Gary Goertz, Mr. Jim Continenza and Mr. André Bureau. None were officers, employees or former officers of Microcell or of our subsidiaries, except for Mr. Charles Sirois who was Chairman of Old Microcell before May 1, 2003.

     The human resources committee is a committee of our board of directors. It is mandated to review and make recommendations to the board in connection with the appointment and remuneration of senior officers of Microcell and of our subsidiaries, including the chief executive officer. In addition, the human resources committee determines the options to be granted under the stock option plan in accordance with the rules adopted by the board. Our relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. Internal pay equity studies are a key factor to complete the process and provide necessary adjustments where required.

Audit Committee

     As at March 31, 2004, the audit committee was composed of five individuals, namely Mr. Paul McFarlane, Mr. Christian Dubé, Mr. Charles Sirois, Mr. Steven D. Scheiwe and Mr. André Bureau, all of whom are independent directors. The audit committee oversees our financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its responsibilities, the audit committee reviews our audited financial statements with management and with the auditors.

     The audit committee reviews with the auditors their judgments as to the quality of our accounting principles and such other matters as are required to be discussed under generally accepted auditing standards. In addition, the audit committee discusses with the independent auditors their independence from management, including the matters in the written disclosures required by the independence standards board. The audit committee discusses with our internal and independent auditors the overall scope and plans for their respective audits. The audit committee meets with the internal and independent auditors, with and without management presence, to discuss the result of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

Corporate Governance Committee

     We consider good corporate governance to be important to our effective operations. The corporate governance committee ensured that the corporate governance policy complied with the TSX guidelines. It approved any material transactions with a related party having a significant impact on our business and affairs. Our corporate governance committee is composed of five independent directors: Mr. André Bureau, Mr. I. Berl Nadler, Mr. Lorie Waisberg, Mr. Robert F. Latham and Mr. Christian Dubé.

EMPLOYEES

     As at March 31, 2004, we had approximately 2,229 employees, expressed in full-time equivalent employees. We are not party to any collective labor agreements and none of our employees are represented by a union. We believe that we enjoy good relations with our employees. As of December 31, 2003, 2002, 2001, and 2000, we had respectively approximately 2,200, 2,026, 2,377 and 2,603 employees (expressed in full-time equivalent employees).

SHARE OWNERSHIP

     Besides Mr. Charles Sirois, who beneficially owns 5,665 class A restricted voting shares, to our knowledge, no director or officer beneficially owns more than 1% of each of our classes of securities. Directors and officers of Microcell as a group own: (1) 5,665 class A restricted voting shares, or 19.1% of that class, all of which are owned directly and indirectly by Mr. Charles Sirois; and (2) 1,914 class B non voting shares, 2 of which are owned directly by Mr. Alain Rhéaume, 12 of which are owned, directly and indirectly, by Mr. André Tremblay, and 1,900 of which are owned directly and indirectly by Mr. André Bureau.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Prior to May 1, 2003, the effective date of the plan of reorganization, Telesystem Ltd. was the major shareholder of Old Microcell with 72.1% of the votes and 25% of the equity of Old Microcell. T-Mobile USA, Inc. and Capital Communications CDPQ Inc., with respectively 14.6% and 16.6% of the equity of Old Microcell, were the other principal shareholders of Old Microcell.

     The following table and notes thereto set forth certain information, to our knowledge, regarding ownership of our securities outstanding as of May 28, 2004, namely the, class A restricted voting shares and class B non-voting shares, and Warrants, for the following persons:

(1)	each person who is known by Microcell to be the beneficial owner of 5% or more of any of our classes of shares or Warrants; and

(2)	directors and officers of Microcell; and

(3)	all other stakeholders as a group.

Expressed as a % of All Outstanding

	Class A
	Restricted	Class B
	Voting	Non-Voting	Warrants	Warrants
Name of Beneficial Owner	Shares(1)	Shares(2)	2005(3)	2008(4)
Harbert Management Corporation(7)	9.0	18.3	9.9	9.5
Greenlight Capital Inc.(7)	—	12.3	—	—
CFSC Wayland Advisers Inc.(7)	—	10.6	—	—
York Capital Management, L.P(7)	—	9.4	—	—
COM Canada, LLC(5)(7)	—	7.8	—	—
Directors and Executive Officers of Microcell as a group (6)	2.8	—	16.7	16.7
Other Holders	88.2	41.6	73.4	73.8

Total	100.0	100.0	100.0	100.0

(1)	Based on a total of 199,325 class A restricted voting shares outstanding. The holdings for each named beneficial holder is 17,626 for Harbert Management Corporation.

(2)	Based on a total of 29,115,989 class B non-voting shares outstanding. The holdings for each named beneficial holder are 5,326,760 for Harbert Management Corporation, 3,573,270 for Greenlight Capital Inc., 3,083,294 for CFSC Wayland Advisers Inc., 2,747,946 for York Capital Management LP and 2,272,727 for COM Canada, LLC.

(3)	Based on a total of 3,998,302 Warrants 2005. The holdings for each named beneficial holder are 397,210 for Harbert Management Corporation, and 669,128 for Telesystem Ltd.

(4)	Based on a total of 6,663,943 Warrants 2008. The holdings for each named beneficial holder are 633,690 for Harbert Management Corporation, and 1,115,214 for Telesystem Ltd.

(5)	Includes securities held by COM Canada, LLC Irrevocable Trust of 2004. COM Canada, LLC is a private holding company of Craig O. McCaw.

(6)	Includes securities held by Telesystem Ltd. and its subsidiaries, ultimately controlled by Charles Sirois. All other directors and executive officers of Microcell, excluding Mr. Sirois, hold less than 0.1% of each of these classes of securities.

(7)	To our knowledge, these persons or entities are residents of the U.S.

     To our knowledge, other than as disclosed in this prospectus, the aforementioned beneficial holders did not, as of May 28, 2004, own or exercise control over any of our other securities.

RELATED PARTY TRANSACTIONS

     From the beginning of our last full fiscal year up to the latest practicable date, we have entered into transactions with shareholders and companies under common control, which were not material to us or the related party. These transactions were undertaken in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions consisted primarily of our purchase or sale of management services and telecommunication services or equipment.

     During all of 2001, Telesystem Ltd., which owned approximately 72.1% of the voting common shares of Old Microcell, owned 50% of Spectra Telecommunications Inc. which provides engineering consulting for us. During 2001, these services amounted to $1,684,448. In February 2002, Telesystem Ltd. sold its 50% interest to SNC — Lavalin Inc., the other shareholder of Spectra Telecommunications Inc.

ITEM 8 – FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated financial statements for the for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001 and the auditors’ report signed by Ernst & Young LLP are presented at Item 18 of this report.

LEGAL PROCEEDINGS

     On April 10, 2002, ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from us. The breach alleged by ASP relates to Microcell’s failure to provide ASP access to Microcell’s PCS network. We consider ASP’s claim frivolous and unfounded in fact and in law and we intend to vigorously contest it.

     On April 21, 2004, Unique Broadband Wireless Services, Inc., or UBS, filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream in the Ontario Superior Court of Justice. In its statement of claim, UBS claims (for, amongst other things, specific performance, breach of contract, breach of confidence and breach of fiduciary duty) from Microcell, Solutions and Inukshuk damages totaling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intends to vigorously defend the action.

     Furthermore, we are involved from time to time in other legal and regulatory proceedings incidental to our business. We do not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on us.

SIGNIFICANT CHANGES

New Credit Facilities

     On March 17, 2004, we obtained financing of an aggregate principal amount equivalent to $450 million for our wholly owned subsidiary, Solutions, from a syndicate of lenders. The proceeds were used mainly to refinance our previous senior secured credit facilities. The new facilities consist of a six-year $50 million first lien revolving credit facility, and of a seven-year first lien term loan and of a seven-and-a-half-year second lien term loan, each in an amount equivalent to $200 million. The revolving credit facility is denominated in Canadian dollars, and both term loans are denominated in U.S. dollars. Pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are secured by a pledge on substantially all of our assets.

Swap Transactions

     In March 2004, we entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the new U.S.-dollar-denominated first and second lien term loan described above. We swapped the total principal of both term loans in the amount of $400 million [US$299.9 million] at a rate of 1.3340. We also swapped the floating interest rate of Libor plus 4% on the first lien term loan, payable in US dollars, to a floating interest rate of Libor plus 5.085%, payable in Canadian dollars. We also swapped the floating interest rate of Libor plus 7% on the second lien term loan, payable in US dollars, to a floating interest rate of Libor plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses.

Rights Offering

     Pursuant to a final prospectus dated March 24, 2004, we distributed to the holders of our class A restricted voting shares, class B non-voting shares, first preferred voting shares, first preferred non-voting shares, second preferred voting shares and second preferred non-voting shares, rights to subscribe for an aggregate of 4,519,636 class B non-voting shares. Each five rights entitled the holder thereof to purchase one class B non-voting share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM Canada, LLC, which we refer to as COM, pursuant to which it has agreed to purchase, at the rights subscription price, all class B non-voting shares not otherwise purchased pursuant to the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at the subscription price, additional class B non-voting shares having an aggregate subscription price equal to the deficiency.

     The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by us of 4,519,636 class B non-voting shares. COM purchased concurrently, at a price of $22.00 per share, 2,272,727 class B non-voting shares. Furthermore, we granted COM 3,977,272 warrants to acquire, at a price of $22.00 per share, additional class B non-voting shares for exercise at a later date. The net proceeds from the rights offering and private placement to COM amounted to approximately $147 million [net of approximately $2 million of issuance fees] and have been used by us to redeem 75,233 outstanding preferred shares, at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $145.8 million will be used to fund capital expenditures and for general corporate purposes.

     As a result, our share capital as at May 31, 2004, was composed of the following: 193,840 class A restricted voting shares; 29,121,474 class B non-voting shares; 3,998,302 Warrants 2005; 6,663,943 Warrants 2008; and, 3,977,272 new warrants issued to COM. In accordance with the warrant indentures governing the Warrants 2005 and the Warrants 2008, the number of shares issuable upon the exercise of the Warrants 2005 and the Warrants 2008 had been adjusted from 1.0 to 1.02 class A shares or class B shares, as the case may be, for each warrant. This adjustment has been made as a result of our rights offering.

Amortization of Fido brand name

     On March 19, 2004, we received a letter from the SEC in connection with its review of our registration statement on Form F-1 with respect to our Warrants 2005 and Warrants 2008. The SEC staff, among other things, have questioned whether our Fido brand name has an indefinite useful life and consequently whether it should be subject to periodic amortization. We believe such brand name should be considered to have an indefinite life. However, were periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would reduce net income by $1.9 million, increase loss per share by $0.50 but have no effect on cash flows for the eight months ended December 31, 2003, and shareholders’ equity would decrease by $1.9 million as of December 31, 2003. The hypothetical amortization period of ten years is presented for illustrative purposes only. The resolution of the above issues with SEC staff may require us to restate our financial statements for the eight months ended December 31, 2003.

TELUS Bid

     On May 17, 2004, TELUS Corporation launched unsolicited offers to purchase our class A restricted voting shares for $29.00 per share, class B non-voting shares for $29.00 per share, Warrants 2005 for $9.67 per warrant and Warrants 2008 for $8.89 per warrant. On May 20, 2004, we announced that, after careful review and analysis of the TELUS Offers performed with the assistance of our legal and financial advisors, our board of directors recommended that holders of these securities not tender into the TELUS Offers. We have sent to all holders of our equity securities our directors’ circular, dated May 28, 2004, which contains a description of the TELUS Offers, including the conditions to closing of the offers. We are actively considering strategic and financial alternatives to the TELUS Offers. On June 22, 2004, TELUS announced that it would extend the TELUS Offers until July 22, 2004. On June 22, 2004 TELUS announced that it would extend the TELUS Offers until July 22, 2004. On June 29, 2004, we issued a press release confirming the recommendation in our directors’ circular.

     We are actively considering strategic and financial alternatives to the TELUS Offers. To that end, we and our advisors have entered into discussions with a number of parties, including TELUS. This process is ongoing and may result in additional discussions or negotiations regarding a sale of our company to TELUS or another party, an equity investment in our company by a strategic or financial investor, the separation of certain of our assets, or some combination of these alternatives. However, there can be no assurance that the process we have initiated, or the TELUS Offers themselves, will lead to any transaction.

ITEM 9 – THE OFFER AND LISTING

OFFER AND LISTING DETAILS

     Not applicable.

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

Old Microcell’s Class B Non-Voting Shares

     Microcell has been a public company since October 1997. Our old class B non-voting shares were listed for trading on the TSX under the symbol “MTI.B” from October 7, 1997 to April 30, 2003, as well as on The Nasdaq Stock Market Inc., or Nasdaq, under the symbol “MICTF” from October 7, 1997 to July 10, 2002 and on the OTC Bulletin Board from July 11, 2002 to April 30, 2003. On May 1, 2003, we completed our recapitalization process, which resulted in a new capital structure being established and, as a result, new securities being issued. Consequently, our old class B non-voting shares represented by the CUSIP number 59501T304 were delisted on April 30, 2003 and there are no longer any holders of our Class B non-voting shares. The following table sets forth, for the years, calendar quarters and months indicated, the range of high and low closing sale prices for the class B non-voting shares as reported on the TSX and the Nasdaq and OTC Bulletin Board.

				Nasdaq or OTC Bulletin Board
	TSX Price Range			Price Range
	(Cdn.$)	(Cdn.$)	(000s)	(U.S.$)	(U.S.$)	(000s)
	High	Low	Volume	High	Low	Volume
1998	14.00	7.30	20,780	9.625	4.6875	16,430
1999	47.50	9.40	24,080	32.875	6.1875	52,960
2000	77.50	25.45	11,150	54.25	15.75	56,020
2001	38.66	1.34	100,430	25.625	0.82	48,300
2002	3.89	0.055	278,660	2.46	0.032	25,210
2001
First quarter	38.66	17.60	6,490	25.625	11.125	9,120
Second quarter	17.71	10.50	12,090	11.49	6.77	16,550
Third quarter	14.41	3.24	8,860	9.40	1.96	7,090
Fourth quarter	4.30	1.34	72,990	2.64	0.82	15,540
2002
First quarter	3.89	1.78	37,520	2.46	1.15	6,270
Second quarter	2.00	0.13	88,700	1.21	0.09	11,940
Third quarter	0.25	0.055	62,950	0.15	0.038	3,430
Fourth quarter	0.20	0.06	89,490	0.12	0.032	3,570
2003
First quarter	0.185	0.085	124,180	0.115	0.054	5,451

				Nasdaq or OTC Bulletin Board
	TSX Price Range			Price Range
	(Cdn.$)	(Cdn.$)	(000s)	(U.S.$)	(U.S.$)	(000s)
	High	Low	Volume	High	Low	Volume
November 2002	0.17	0.10	34,770	0.12	0.06	1,300
December 2002	0.125	0.08	26,240	0.075	0.053	1,320
January 2003	0.185	0.125	66,170	0.11	0.075	1,930
February 2003	0.185	0.12	22,050	0.115	0.08	911
March 2003	0.15	0.085	35,960	0.10	0.054	2,610
April 2003	0.14	0.085	26,930	0.09	0.056	2,600

Microcell New Shares & Warrants

     The new shares and Warrants issued by us upon the effective implementation of our plan of reorganization on May 1, 2003 consisted of: first preferred voting shares (represented by the CUSIP number 59501T502), first preferred non-voting shares (represented by the CUSIP number 59501T601), second preferred voting shares (represented by the CUSIP number 59501T700), second preferred non-voting shares (represented by the CUSIP number 59501T809), Class A restricted voting shares (represented by the CUSIP number 59501T882), and class B non-voting shares (represented by the CUSIP number 59501T874), as well as the Warrants 2005 (represented by CUSIP number 59501T163) and the Warrants 2008 (represented by CUSIP number 59501T171).

The issue price of all the new shares was Cdn.$15 per share.

     Shareholders, at the close of business on April 30, 2003, received, on May 1, 2003, one new Microcell class B non-voting share in exchange for every 10,630 Old Microcell shares, as well as one Warrant 2005 in exchange for every 90 Old Microcell shares and one Warrant 2008 in exchange for every 54 Old Microcell shares. Fractional securities were not issued, nor any compensation paid for any such fraction. Where the exchange resulted in less than one new security being otherwise issuable, no new security was issued.

     In addition, pursuant to a final prospectus dated March 24, 2004, we distributed to the holders of our Class A Shares, Class B Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Shares. Each five rights entitled the holder thereof to purchase one Class B Share at a subscription price of $22 per share. In connection with the rights offering we entered into a standby purchase agreement with COM Canada, LLC pursuant to which it agreed to purchase, at the rights subscription price, all Class B Shares not otherwise purchased pursuant to the rights offering. The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance of 4,519,636 Class B Shares. COM purchased concurrently, at a price of $22.00 per share, 2,272,727 Class B Shares. Furthermore, we granted COM 3,977,272 warrants to acquire, at a price of $22.00 per share, additional Class B Shares for exercise at a later date.

     Each whole Warrant 2005 entitles its holder to purchase either one class A restricted voting share or one class B non-voting share at a price of Cdn.$19.91, subject to adjustment, until May 1, 2005. Similarly, each whole Warrant 2008 entitles its holder to purchase either one class A restricted voting share or one class B non-voting share at a price of Cdn.$20.69, subject to adjustment, until May 1, 2008. In accordance with the warrant indentures governing the Warrants 2005 and the Warrants 2008, and as a result of our rights offering described above, the number of shares issuable upon the exercise of the Warrants 2005 and the Warrants 2008 had been adjusted from 1.0 to 1.02 Class A Share or Class B Shares, as the case may be, for each warrant.

     Non-voting shares are exchangeable, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration in prescribed form to our transfer agent, Computershare Trust Company of Canada, certifying that the holder is Canadian.

     The new shares of Microcell and the Warrants have been listed for trading on the TSX since May 1, 2003. There is no comparable listing on any recognized U.S.-based exchange. The following table indicates the trading symbol for each of the new equity-based securities, as well as the total number of shares or Warrants issued and outstanding as of December 31, 2003, as well as the closing price for the Class A restricted voting shares, Class B non-voting shares, Warrants 2005 and Warrants 2008 on the TSX on June 28, 2004. On May 1, 2004, we redeemed all our outstanding preferred shares.

				Approximate	TSX
		Issued and	Issued and	number of	Closing Price
	TSX Trading	Outstanding	Outstanding	registered and	June 28, 2004
Security	Symbol	December 31, 2003	May 31, 2004	beneficial holders	Cdn $
First preferred voting shares	MT.PR.A	252,296	0	0	—
First preferred Non-voting shares	MT.PR.B	11,415,204	0	0	—
Second preferred voting shares	MT.PR.C	14,782	0	0	—
Second preferred Non-voting shares	MT.PR.D	6,979,528	0	0	—
Class A restricted voting shares	MT.A	30,038	193,840	50	32.64
Class B non-voting shares	MT.B	3,906,336	29,121,474	3,600	32.50
Warrants 2005	MT.WT.A	3,998,302	3,998,302	10,250	13.11
Warrants 2008	MT.WT.B	6,663,943	6,663,943	12,600	12.35

     The following table sets forth for the month indicated the range of high and low closing sale prices for each new class of Microcell shares and Warrants as reported on the TSX.

	TSX
	Price Range for September 2003
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	19.00	15.50	6
First preferred Non-voting shares	17.50	14.50	363
Second preferred voting shares	15.00	13.75	0.1

	TSX
	Price Range for September 2003
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
Second preferred Non-voting shares	18.00	16.00	127
Class A restricted voting shares	17.00	13.75	2
Class B non-voting shares	17.00	13.71	787
Warrants 2005	2.15	0.70	761
Warrants 2008	2.75	1.15	431

	TSX
	Price Range for October 2003
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	19.00	16.75	283
First preferred Non-voting shares	18.50	17.00	204
Second preferred voting shares	16.25	15.00	56
Second preferred Non-voting shares	17.75	16.00	1,157
Class A restricted voting shares	18.00	16.02	4
Class B non-voting shares	18.00	16.50	465
Warrants 2005	1.85	1.30	290
Warrants 2008	2.71	2.10	296

	TSX
	Price Range for November 2003
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	19.48	16.90	0.2
First preferred Non-voting shares	19.40	17.50	229
Second preferred voting shares	18.14	16.25	0.2
Second preferred Non-voting shares	18.24	17.40	60
Class A restricted voting shares	18.24	16.50	1
Class B non-voting shares	19.00	17.50	362
Warrants 2005	1.90	1.50	252
Warrants 2008	3.00	2.20	390

	TSX
	Price Range for December 2003
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	19.48	17.50	2
First preferred Non-voting shares	19.00	17.25	2
Second preferred voting shares	18.14	18.14	0
Second preferred Non-voting shares	18.00	16.35	9
Class A restricted voting shares	19.00	17.02	2
Class B non-voting shares	18.00	16.10	55
Warrants 2005	1.97	1.56	404
Warrants 2008	2.83	1.70	129

	TSX
	Price Range for January 2004
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	18.88	17.50	0.1
First preferred Non-voting shares	23.40	17.25	1,271
Second preferred voting shares	18.88	18.14	0.1
Second preferred Non-voting shares	23.15	16.98	225
Class A restricted voting shares	22.24	17.50	1
Class B non-voting shares	24.60	17.30	611
Warrants 2005	5.90	1.80	678
Warrants 2008	6.45	2.66	724

	TSX
	Price Range for February 2004
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	24.20	18.88	0.6
First preferred Non-voting shares	25.75	23.25	433
Second preferred voting shares	18.88	18.88	0
Second preferred Non-voting shares	25.75	23.00	58
Class A restricted voting shares	26.50	22.24	0.6
Class B non-voting shares	26.00	23.50	569
Warrants 2005	6.40	4.00	392
Warrants 2008	7.55	5.00	330

	TSX
	Price Range for March 2004
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	24.20	24.20	0
First preferred Non-voting shares	26.99	24.90	23
Second preferred voting shares	25.20	18.88	0.1
Second preferred Non-voting shares	25.85	24.50	93
Class A restricted voting shares	26.01	25.00	26
Class B non-voting shares	26	24.40	945
Warrants 2005	6.50	5.70	380
Warrants 2008	7.85	6.68	328

	TSX
	Price Range for April 2004
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
First preferred voting shares	24.20	22.53	15
First preferred Non-voting shares	24.90	24.00	56
Second preferred voting shares	25.20	25.20	0
Second preferred Non-voting shares	25.01	22.68	74
Class A restricted voting shares	25.00	22.60	11
Class B non-voting shares	25.00	22.99	1,908
Warrants 2005	6.12	4.00	186
Warrants 2008	7.30	6.10	189

	TSX
	Price Range for May 2004
	(Cdn.$)	(Cdn.$)	(000s)
	High	Low	Volume
Class A restricted voting shares	32.20	21.00	137
Class B non-voting shares	32.25	21.01	18,833
Warrants 2005	12.98	3.40	2,950
Warrants 2008	12.29	5.20	3,539

Old Microcell’s Senior Discount Notes

     In June 1996, we issued 14% Senior Discount Notes due June 1, 2006, which we refer to as the 2006 Notes, with a nominal value of U.S.$418 million. In October 1997, we issued 11.125% senior discount notes, which we refer to as the 2007 Notes, with a nominal value of $429 million. In May 1999, we issued 12% senior discount notes, which we refer to as the 2009 Notes, with a nominal value of U.S.$270 million (the 2006 Notes, the 2007 Notes and the 2009 Notes are referred to collectively as the Notes). All the Notes were unsecured and were due June 1, 2006, October 15, 2007, and June 1, 2009, respectively, with cash interest payable in arrears semi-annually commencing June 1, 2002, April 15, 2003, and December 1, 2004. Pursuant to the plan of reorganization, the Notes were tendered by a nominee for The Depository Trust Company, or DTC, and CDS & Co. (the record holders), and cancelled by us in exchange for equity in Microcell. On May 1, 2003, holders of the Notes received their pro rata distribution (based on the principal or accreted amount of the outstanding unsecured notes plus any accrued interest as of April 30, 2003) of second preferred shares, in an aggregate amount of $54.0 million, and common equity, in an aggregate amount of $54.1 million, as well as their pro rata distribution of 1,329,312 Warrants 2005 and 2,215,521 Warrants 2008, subject to certain conditions. The following table sets forth the conversion rates per $1,000 principal amount at maturity of the Notes into the equity-based securities of Microcell:

	Conversion rate per $1,000 principal amount at maturity
	Second preferred	Class A restricted	Class B
	non-voting shares	voting shares	non-voting shares	Warrants 2005	Warrants 2008
2006 Notes	3.9710	0.0331	3.9473	1.4662	2.4437
2007 Notes	2.5677	0.0214	2.5524	0.9481	1.5802
2009 Notes	3.1026	0.0259	3.0841	1.1456	1.9093

ITEM 10 – ADDITIONAL INFORMATION

SHARE CAPITAL

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our authorized share capital consists of four classes of shares:

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

First Preferred Shares

     Issue price. First preferred voting shares and first preferred non-voting shares were issued at $15 per share. As of May 1, 2004, we redeemed all our outstanding first preferred shares.

     Rights upon liquidation. Holders of first preferred shares are entitled to receive, on our winding-up, liquidation or dissolution and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the first preferred shares redemption price (as described below) plus any declared but unpaid dividends.

     Voting. Holders of first preferred voting shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders (except meetings at which only the holders of another specified class or series of shares (other than the class A restricted voting shares or class B non-voting shares, as the case may be) are entitled to vote separately as a class or series as provided by law or in our articles) and each first preferred voting share confers the right to one vote (in person or by proxy) at all such meetings. Holders of first preferred voting shares are also entitled to vote together with the class A restricted voting shares and, if applicable, the class B non-voting shares on an “as converted” basis, on any matter on which the class A restricted voting shares or class B non-voting shares, as the case may be, are entitled to vote. Except as otherwise provided by law or in our articles, holders of first preferred non-voting shares are not entitled to vote at any meetings of our shareholders, but otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the first preferred voting shares. The holders of first preferred non-voting shares are entitled to receive notice of and to attend meetings of the holders of first preferred voting shares and class A restricted voting shares. Each first preferred non-voting share confers the right to one vote (in person or by proxy) at any meeting at which the holders of first preferred non-voting shares are entitled to vote and is entitled to vote on an “as converted basis” at any meeting at which the class B non-voting shares, as the case may be, are entitled to vote.

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

     First Preferred Shares Redemption Price. The first preferred shares redemption price, or FPS redemption price, is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by

     (1) an amount equal to the dividend accrued during such period; less

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

     Redemption. The first preferred shares are redeemable as follows:

     (1) in whole or in part at any time at the option of Microcell at the then current FPS redemption price, payable in cash, provided however that holders of first preferred shares may exercise any conversion rights prior to any such redemption;

     (2) at maturity, (a) mandatorily at a price per share equal to the then current FPS redemption price payable in cash or (b) at Microcell’s option, if the class A restricted voting shares and the class B non-voting shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of class A restricted voting shares or class B non-voting shares (as the case may be) equal to the FPS redemption price divided by the average share price of such shares;

     (3) mandatorily prior to maturity at the then current FPS redemption price to the extent that Microcell has funds available for such purpose (determined by reference to certain thresholds established in the Articles); and

     (4) at any time prior to maturity, in whole or in part, at the option of Microcell upon payment of the then current FPS redemption price by issuing first units comprised of a note and a first preferred voting 2 share or first preferred non-voting 2 share.

     Intra Class Exchange Rights. The first preferred non-voting shares are exchangeable, at the option of the holders, into first preferred voting shares on a share-for-share basis, in the following circumstances:

     (1) at any time upon provision by a holder of preferred shares certifying that the holder is a Canadian;

     (2) upon a bid being made for the first preferred voting shares where no equivalent bid is made for the first preferred non-voting shares for the purposes of allowing the first preferred non-voting shares to tender to an exclusionary bid;

     (3) automatically upon the repeal or relaxation of the Canadian rules restricting Microcell’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of Microcell and its subsidiaries not otherwise being restricted by law.

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

     (2) if at any time prior to May 1, 2008, Microcell shall complete an offering of class A restricted voting shares or class B non-voting shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current FPS redemption price and the proceeds thereof are used as provided in the articles, the first preferred voting shares and the first preferred non-voting shares which remain outstanding after the application of such proceeds will be converted, at the option of Microcell, into class A restricted voting shares and class B non-voting shares respectively on a share-for-share basis; and

     (3) if at any time on or after May 1, 2008, on the 25th day (or if such day is not a trading day, then on the next following trading day) following the release by Microcell of its quarterly or annual financial statements, as the case may be, the first preferred voting shares and the first preferred non-voting shares are in-the-money (namely that the FPS redemption price is less than the average share price of the class A restricted voting shares and class B non-voting shares), they will be converted automatically into class A restricted voting shares and class B non-voting shares respectively on a share-for-share basis.

     Upon conversion of any first preferred voting shares or first preferred non-voting shares into class A restricted voting shares or class B non-voting shares, the holders of such first preferred voting shares or first preferred non-voting shares will have no right to receive any payment in cash on account of the FPS redemption price.

     All conversion rights described above are subject to a registration statement having been filed by Microcell and having become effective under the United States Securities Act of 1933, or Securities Act, or to an exemption being available under the Securities Act in connection with the issuance of shares resulting from the exercise of such conversion right. If such exemption was not available, Microcell agreed to file, on a date not earlier than six months and not later than seven months after May 1, 2003, a registration statement with the SEC in respect of shares to be issued upon the exercise of conversion rights and to use reasonable commercial efforts to have the SEC declare the registration statement effective. We believe that an exemption under Section 3(a)(9) of the Securities Act was available for the issuance of the class A restricted voting shares or class B non-voting shares issuable upon conversion of any first preferred voting shares or first preferred non-voting shares, and therefore filed a registration statement relating to the shares resulting from the exercise of these conversion rights.

     Anti-layering provisions. The articles of Microcell provide that, so long as there remain outstanding first preferred shares (or first units, if issued) representing in the aggregate an initial issue price in excess of $75 million, the approval:

     (1) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of first preferred shares (or first units, if issued) then outstanding or

     (2) by a majority of the holders of first preferred shares (or first units, if issued) then outstanding represented in person or by proxy at a meeting of such holders called for such purpose,

     will be required before Microcell and its subsidiaries either

     (X) issue any shares ranking prior to or pari passu with the first preferred shares (or first units, if issued) or

     (Y) incur funded debt (other than permitted debt under Microcell’s credit facilities, first units and second units),

as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the board of Microcell approving such issuance or incurrence, as the case may be.

     Foreign Ownership Restrictions. The first preferred shares shall be subject to sale in a manner that will ensure compliance with the Canadian rules governing the ownership and control of Microcell, for so long as same remain in effect.

Second Preferred Shares

     Issue price. Second preferred voting shares and second preferred non-voting shares were issued at $15 per share. As of May 1, 2004, we redeemed all our outstanding second preferred shares.

     Rights upon liquidation. Holders of second preferred shares are entitled to receive, on the winding-up, liquidation or dissolution of Microcell and in priority to any payment or distribution in respect of shares of any other class, other than the first preferred shares, an amount per share equal to the second preferred shares redemption price (as described below) plus any declared but unpaid dividends.

     Voting. Holders of second preferred voting shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Microcell (except meetings at which the holders of another specified class or series of shares (other than the class A restricted voting shares or class B non-voting shares, as the case may be) are entitled to vote separately as a class or series as provided by law or in the articles of Microcell) and each second preferred voting share confers the right to one vote (in person or by proxy) at all such meetings. Holders of second preferred voting shares are also entitled to vote together with the class A restricted voting shares and, if applicable, the class B non-voting shares on an “as converted” basis on any matter on which the class A restricted voting shares or class B non-voting shares, as the case may be, are entitled to vote. Except as otherwise provided in the Canada Business Corporations Act or in the articles of Microcell, holders of second preferred non-voting shares are not entitled to vote at any meetings of the shareholders of Microcell, but otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the second preferred voting shares. The holders of second preferred non-voting shares are entitled to receive notice of and to attend meetings of the holders of second preferred voting shares and class A restricted voting shares. Each second preferred non-voting share confers the right to one vote (in person or by proxy) at any meeting at which the holders of second preferred non-voting shares are entitled to vote and shall be entitled to vote on an “as converted basis” at any meeting at which the class B non-voting shares, as the case may be, are entitled to vote.

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

     In the event of any redemption or conversion other than as at the end of a semi-annual period, the second preferred shares redemption price, or SPS redemption price, is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

     Redemption. The second preferred shares are redeemable as follows:

     (1) Subject to the prior redemption for cash of all first preferred shares (except for any first preferred shares which have been voluntarily redeemed or converted for shares by the holder thereof), in whole or in part at any time at the option of Microcell at the then current SPS redemption price, payable in cash, provided however that holders of second preferred shares may exercise any conversion rights prior to any such redemption;

     (2) at maturity, (a) mandatorily at a price per share equal to the then current SPS redemption price payable in cash, subject to the prior redemption for cash of all first preferred shares (except for any first preferred shares which have been voluntarily redeemed or converted for shares by the holder thereof) or (b) at Microcell’s option, if the class A restricted voting shares and the class B non-voting shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of class A restricted voting shares or class B non-voting shares (as the case may be) equal to the SPS redemption price divided by the average share price of such shares;

     (3) mandatorily prior to maturity at the then current SPS redemption price to the extent that Microcell has remaining funds available for such purpose (determined by reference to certain thresholds established in the articles), subject to the prior redemption for cash of all outstanding first preferred shares; and

     (4) at any time prior to maturity, in whole or in part, at the option of Microcell upon payment of the then current SPS redemption price by issuing second units composed of a note and a second preferred voting 2 share or second preferred non-voting 2 share.

     Intra Class Exchange Rights. The second preferred non-voting shares are exchangeable, at the option of the holders, into second preferred voting shares on a share-for-share basis, in the following circumstances:

     (1) at any time upon provision by a holder of second preferred non-voting shares of a residency declaration to Microcell and the transfer agent of second preferred shares certifying that the holder is a Canadian;

     (2) upon a bid being made for the second preferred voting shares where no equivalent bid is made for the second preferred non-voting shares, for the purposes of allowing the second preferred non-voting shares to tender to an exclusionary bid; and

     (3) automatically upon the repeal or relaxation of the Canadian rules restricting Microcell’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of Microcell and its subsidiaries not otherwise being restricted by law.

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

     (2) if at any time prior to May 1, 2008, Microcell shall complete an offering of class A restricted voting shares or class B non-voting shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current SPS redemption price and the proceeds thereof are used as provided in the articles, the second preferred voting shares and the second preferred non-voting shares which remain outstanding after the application of such proceeds will be converted, at the option of Microcell, into class A restricted voting shares and class B non-voting shares respectively on a share-for-share basis; and

     (3) if at any time on or after May 1, 2008, on the 25th day (or if such is not a trading day, then on the next following trading day) following the release of Microcell’s quarterly or annual financial statements, as the case may be, the second preferred voting shares and the second preferred non-voting shares are in-the-money (namely that the SPS redemption price is less than the average share price of the class A restricted voting shares and class B non-voting shares), they will be converted automatically into class A restricted voting shares and class B non-voting shares respectively on a share-for-share basis.

     Upon conversion of any second preferred voting shares or second preferred non-voting shares into class A restricted voting shares or class B non-voting shares, the holders of such second preferred voting shares or second preferred non-voting shares will have no right to receive any payment in cash on account of the SPS redemption price.

     All conversion rights described above are subject to a registration statement having been filed by Microcell and having become effective under the Securities Act, or to an exemption being available under the Securities Act in connection with the issuance of shares resulting from the exercise of such conversion right. If such exemption was not available, Microcell agreed to file, on a date not earlier than six months and not later than seven months after May 1, 2003, a registration statement with the SEC in respect of shares to be issued upon the exercise of conversion rights and to use reasonable commercial efforts to have the SEC declare the registration statement effective. We believe that an exemption under Section 3(a)(9) of the Securities Act was available for the issuance of the class A restricted voting shares or class B non-voting shares issuable upon conversion of any second preferred voting shares or second preferred non-voting shares, and therefore filed a registration statement relating to the shares resulting from the exercise of these conversion rights.

     Anti-Layering Provisions. The articles of Microcell provide that, so long as there remain outstanding second preferred shares (or second units, if issued) representing in the aggregate an initial issue price in excess of $50 million, the approval:

     (1) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of second preferred shares (or second units, if issued) then outstanding or

     (2) by a majority of the holders of second preferred shares (or second units, if issued) represented in person or by proxy at a meeting of such holders called for such purposes will be required before Microcell and its subsidiaries either

     (X) issue any shares ranking prior to or pari passu with the second preferred shares (or second units, if issued) (other than first preferred shares issued on May 1, 2003), or

     (Y) incur funded debt (other than permitted debt under Microcell’s credit facilities, first units and second units),

as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the board of Microcell approving such issuance or incurrence, as the case may be.

Class A Restricted Voting Shares

     Voting. Holders of class A restricted voting shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Microcell (except meetings at which only the holders of another specified class or series are entitled to vote separately as a class as provided in the Canada Business Corporations Act or in the articles of Microcell) and each class A restricted voting share confers the right to one vote (in person or by proxy) at all such meetings.

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

     Rights upon liquidation. Holders of class A restricted voting shares are entitled to receive the remaining assets of Microcell on the winding up, liquidation or dissolution of Microcell, pari passu with the holders of class B non-voting shares, on a per share basis.

     Exchange Right. The class A restricted voting shares are exchangeable at any time, at the option of the holders, into class B non-voting shares on a share-for-share basis.

     Foreign Ownership Restrictions. The class A restricted voting shares are subject to sale in a manner that will ensure compliance with the Canadian rules relating to Microcell’s ownership and control, for so long as same remain in effect. For more information on these rules, readers are referred to the description of these rules under the heading “Foreign Ownership Restrictions” below.

Class B Non-Voting Shares

     Voting. Except as otherwise provided by law or in the articles of Microcell, holders of class B non-voting shares are not entitled to vote at any meetings of the shareholders of Microcell, but otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the class A restricted voting shares. The holders of class B non-voting shares are entitled to receive notice of and to attend meetings of the holders of class A restricted voting shares. Each class B non-voting share confers the right to one vote (in person or by proxy) at any meeting at which the holders of class B non-voting shares are entitled to vote.

     Dividends. All dividends declared on the class A restricted voting shares and the class B non-voting shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

     Rights upon liquidation. Holders of class B non-voting shares are entitled to receive the remaining assets of Microcell on the winding up, liquidation or dissolution of Microcell, pari passu with the holders of class A restricted voting shares, on a per share basis.

     Exchange Right. The class B non-voting shares are exchangeable, at the option of the holders, into class A restricted voting shares on a share-for-share basis, in the following circumstances:

     (1) any time upon provision by a holder of class B non-voting shares of a residency declaration to Microcell and the transfer agent of the class A restricted voting shares certifying that the holder is a Canadian;

     (2) upon a bid being made for the class A restricted voting shares where no equivalent bid is made for the class B non-voting shares, for the purposes of allowing the class B non-voting shares to tender to an exclusionary bid; and

     (3) automatically upon the repeal or relaxation of the Canadian rules governing Microcell’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of Microcell and its subsidiaries not otherwise being restricted by law.

Warrants

     Microcell issued on May 1, 2003 two series of warrants, which we collectively refer to in this section as the Warrants, entitling holders thereof to purchase class A restricted voting shares or class B non-voting shares (based on Canadian residency status) being the Warrants 2005 (having a two-year term and an exercise price per share of $19.91) and Warrants 2008 (having a five-year term and an exercise price per share of $20.69).

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

     (2) where the consideration payable to holders of equity shares of Microcell is payable solely in cash, the holders of Warrants are required to surrender or exercise their Warrants and are entitled to receive, upon surrender or exercise thereof, payments on an equal basis with holders of such shares as if the Warrants had been exercised immediately prior to such fundamental transactions, less the exercise price thereof, and upon receipt of such payment, if any, the rights of a holder of such Warrant shall terminate and cease and such holder’s Warrants shall expire (for greater certainty, in all cases without regard to whether or not the holders have exercised their Warrants); and

     (3) where applicable, the successor corporation to Microcell (if applicable) shall expressly assume the performance of Microcell covenants and conditions under the indentures relating to the Warrants.

     No Warrants may be exercised until the date that a registration statement filed by Microcell under the Securities Act with respect to the exercise of Warrants has been declared effective by the SEC. Microcell has filed a registration statement with the SEC in respect of the shares issuable upon exercise of the Warrants and has agreed to use reasonable commercial efforts to have the SEC declare this registration statement effective. In accordance with the warrant indentures governing the 2005 and 2008 Warrants, the number of shares issuable upon the exercise of such warrants has been adjusted from 1.00 to 1.02 class A or class B shares, as the case may be, per warrant. This warrant share-rate adjustment was made as a result of the Company’s rights offering.

Description of Units

     The first preferred voting shares and first preferred non-voting shares are redeemable at any time prior to maturity at the option of Microcell in consideration of the issuance of first units (voting and non-voting series). The second preferred voting shares and second preferred non-voting shares are redeemable at any time prior to maturity by Microcell in consideration of the issuance of second units (voting and non-voting series).

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

     Microcell has entered into two unit indentures, respectively in respect of first units and second units, which provide for similar redemption and conversion features attaching to the units as those attaching to the first preferred shares and second preferred shares under the articles. The indentures relating to the units also provide for certain adjustment mechanisms in the event of fundamental transactions, as well as provisions customarily found in indentures governing issuances of notes.

     No units may be converted into class A restricted voting shares or class B non-voting shares until the date that a registration statement filed by Microcell under the Securities Act has been declared effective by the SEC.

Meetings of Shareholders

     Subject to the provisions of the CBCA and the articles of Microcell, an annual meeting of the shareholders of Microcell will be held on such date in each year, at such time and place as the board may determine, to receive and consider the financial statements with the report of the auditor or auditors, to elect directors, to appoint an auditor or auditors and to fix or to authorize the board to fix the auditors’ remuneration and to consider, deal with and dispose of such other business as may properly come before a meeting of shareholders.

     Special meetings of the shareholders may be called at any time by resolution of the board or by the president or the chairman of the board and shall be called when required by the shareholders in conformity with the Canada Business Corporations Act.

     Any person entitled to attend a meeting of shareholders may participate in the meeting, to the extent and in the manner permitted by law, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if Microcell makes available such a communication facility.

     Notice of each annual meeting and of each special meeting of the shareholders is given in the manner provided in the by-laws of Microcell to the shareholders entitled to vote thereat, to the shareholders entitled to receive such notice, to the directors and to the auditor or auditors at their respective addresses as they appear in the records of Microcell.

     The quorum of shareholders at an annual or special meeting of shareholders is fixed at five shareholders entitled to vote at such meeting, present in person or represented either by proxy or by an individual acting on behalf of a body corporate or association and duly authorized by a resolution of the board or governing body of the body corporate or association to represent it at meetings of shareholders of Microcell, irrespective of the number of shares held by such shareholders. If a quorum is present at the opening of the meeting, the shareholders present or represented may proceed with the business of the meeting, notwithstanding the fact that a quorum is not present throughout the meeting.

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

     At all meetings of shareholders, every shareholder entitled to vote thereat, whether present in person or by proxyholder, or, in the case of a body corporate or association by a duly authorized representative, shall be entitled to exercise the number of votes per share as is prescribed in the articles of Microcell; however, if by virtue of the Canada Business Corporations Act another scale of voting rights is fixed with respect to a particular matter or to another class of shares, such scale of voting shall be adopted.

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

     In the case of Microcell, as the ultimate parent corporation of both Solutions and Inukshuk, the Canadian ownership and control provisions require, for Solutions and Inukshuk to be considered eligible thereunder, that not less than 66 2/3% of the issued and outstanding voting shares (i.e. the class A restricted voting shares) of Microcell be owned by Canadians, and that Microcell not otherwise be controlled in fact by non-Canadians. A “voting share” for purposes of the Telecommunications Act means a share or class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes a security that is convertible into such a share at the time that a calculation referred to in that clause is made. Microcell’s class A restricted voting shares are “voting shares” for the purpose of the Telecommunications Act.

     Microcell may restrict the issue, transfer and ownership of voting shares, if necessary, to ensure that Microcell remains in conformity with the Canadian ownership and control provisions. For such purposes, in particular but without limitation, Microcell may, in accordance with the provisions of the Canadian ownership and control provisions, to the extent applicable:

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

Corporate Stability Provisions

     The articles of Microcell provide that, until May 1, 2005 (except if varied or waived by a special resolution of holders of all voting and non-voting shares (and all units comprised of notes and preferred shares, if issued, voting on an “as converted basis”), voting as a single class, of Microcell adopted by a 66 2/3% majority thereof represented and voting in person or by proxy at a meeting called for such purpose and, for greater certainty, at which the voting limitations provided for herein shall be applicable), no person or company, acting alone or acting jointly or in concert with any other person or company with respect to the acquisition, disposition or voting of securities of Microcell, shall be permitted to exercise on any resolution submitted to a vote of holders of securities, voting rights representing in excess of 20% of the aggregate voting rights exercisable with respect to the particular resolution. Such restriction does not apply to any person or company that makes an offer to acquire all the preferred and common shares (and units comprised of notes and preferred shares, if any are issued) of Microcell and acquires such number of such securities so as to hold thereafter at least 66 2/3% of the equity securities of Microcell on a fully diluted basis.

Shareholder Rights Plan

     This is a summary of our Rights Plan only; you should refer to the Rights Plan itself filed as an exhibit to this annual report, in particular to defined terms used in this section, for details.

     The objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company will be treated equally and fairly in connection with any take-over offer for the Company.

     The Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with our current board for the benefit of all shareholders of the Company. In addition, the Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of the Company.

     The Rights Plan utilizes the mechanism of a permitted bid (as described therein) to attempt to ensure that a person seeking to acquire beneficial ownership of 10% or more of the shares (and units if issued) of the Company (treated for such purposes as though they were a single class and on a fully diluted basis, assuming full conversion but without giving effect to management and employee options and exercise of Warrants), gives shareholders and our current board sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. We have the ability to raise such 10% threshold and may in future consider the possibility of doing so.

     The Rights Plan will provide our current board with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the Rights Plan. By creating the potential for substantial dilution of a bidder’s position, the Rights Plan encourages an offeror to proceed by way of a Permitted Bid or to approach our current board with a view to a negotiation.

     Pursuant to the Rights Plan, one Right has been issued in respect of each share issued on May 1, 2003. In addition, one Right will be issued for each additional share (or unit) issued thereafter. Each Right entitles the registered holder thereof to purchase from Microcell 1.0229 Class A Share or Class B Share, as the case may be, at a price of $97.76, subject to certain anti-dilution adjustments. In addition, following a Flip-In Event (as defined below), each Right initially entitled the holder thereof to purchase Shares having a fair market value of $195.52 for $97.76. The Rights are not exercisable until the separation time.

Trading and Exercise of Rights

     Until the separation time, the Rights trade together with the shares (or units, if issued). After the separation time, the Rights are exercisable, and are transferable separately from the shares (or units, if issued).

Flip-In Event

     The acquisition by a person making an unsolicited take-over bid for Microcell, including others acting jointly or in concert, of beneficial ownership of 10% of the shares (or units, if issued) (treated for such purposes as though they were a single class and on a fully diluted basis assuming full conversion but without giving effect to management and employee options and exercise of the Warrants), other than by way of a permitted bid is referred to as a “Flip-In Event”. As indicated above, we have the ability to raise such 10% threshold and may in the future consider the possibility of doing so. Any Rights beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or Persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase from the Company class A restricted voting shares or class B non-voting shares, as the case may be, with a total market value on the date of occurrence of the Flip-In Event equal to twice the exercise price for an amount in cash equal to the exercise price.

Permitted Bid Requirements

     The requirements of a permitted bid include the following:

     (1) the take-over bid must be made by way of a take-over bid circular;

     (2) the take-over bid must be made to all registered holders of all outstanding shares (and units, if issued) (other than shares (and units, if issued) held by the offeror or any associate or affiliate of the offeror);

     (3) the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (1) no new instruments shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and (2) no shares (and units, if issued) shall be taken up or paid for pursuant to the take-over bid unless, at the date referred to in (1) above, more than 50% of the aggregate outstanding shares (and units, if issued) held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

     (4) the take-over bid must contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, shares

(and units, if issued) may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for shares (and units, if issued) and that any shares (and units, if issued) deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

     (5) the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which shares (and units, if issued) may be taken up or paid for, more than 50% of the aggregate outstanding shares (and units, if issued) held by “independent shareholders” shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of shares (and units, if issued) for not less than ten Business Days from the date of such public announcement.

     The usual provisions regarding “permitted lock-up agreements” are included in the Rights Plan.

     The Rights Plan allows a Competing Bid to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid.

MATERIAL CONTRACTS

     We have been party to the following material contracts in the last two years.

     We have entered into a first unit indenture, made as of May 30, 2003, with Computershare Trust Company of Canada as trustee, providing for the issuance of first units, consisting of a first note and first preferred 2 share.

     We have also entered into a second unit indenture, made as of May 30, 2003, with Computershare Trust Company of Canada as trustee, providing for the issuance of second units, consisting of a second note and second preferred 2 share.

     We are party to the warrant indenture for the Warrants 2005 dated as of May 1, 2003 and amended on November 20, 2003 with Computershare Trust Company of Canada, as trustee, providing for the issuance of the Warrants 2005 entitling their holders to subscribe, until May 1, 2005 for class A restricted voting shares or class B non-voting shares, as the case may be, at an exercise price of Cdn.$19.91 per share.

     We are also party to the warrant indenture for the Warrants 2008 dated as of May 1, 2003 and amended on November 20, 2003 with Computershare Trust Company of Canada, as trustee, providing for the issuance of the Warrants 2008 entitling their holders to subscribe, until May 1, 2008 for class A restricted voting shares or class B non-voting shares, as the case may be, at an exercise price of Cdn.$20.69 per share.

     A shareholder rights plan agreement dated as of May 1, 2003 between Computershare Trust Company of Canada, as Rights Agent, and us, ensures, to the extent possible, that all our shareholders will be treated equally and fairly in connection with any take-over offer for Microcell.

     Our amended and restated tranche A exit facility agreement dated as of March 17, 2004 among us, as parent, Solutions, as borrower, the financial institutions from time to time parties thereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent, collateral agent and issuing bank, provides for a credit facility of $50 million, which may be increased up to $75 million, and was established in favor of Solutions.

     Also, our tranche B-term loan A credit agreement dated as of March 17, 2004 among us, as parent, Solutions, as borrower, the financial institutions from time to time parties thereto, as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and collateral agent, provides for a term loan to Solutions of $200,000,000 .

     Our tranche B-term loan B credit agreement dated as of March 17, 2004 among us, as parent, Solutions, as borrower, the financial institutions from time to time parties thereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and collateral agent, provides for a term loan to Solutions in the aggregate amount of $200,000,000.

     We are party to an amended and restated intercreditor and collateral agency agreement, dated as of March 17, 2004, among Solutions, as borrower, Microcell, as guarantor, each of the persons listed on the execution pages thereto under the “Tranche A Lenders”, “Tranche B-Term Loan A Lenders” and “Tranche B-Term Loan B Lenders” heading, each of the lenders listed therein, JP Morgan Chase Bank, Toronto Branch, in several capacities, Computershare Trust Company Of Canada, as trustee for the holders of the first units, and for the holders of the second units.

     We have a lease dated as of August 1, 1998, as amended from time to time, with WPBI Property Management Inc. for the lease of approximately 300,000 square feet of office and switchroom space at 800 de La Gauchetière Street West in Montreal, Quebec.

     We are also a party to a purchase and licence agreement with Nortel Networks Corporation, dated December 21, 2001 and amended on January 16, 2004, whereby Nortel is our exclusive supplier for GSM and UMTS core wireless network equipment until December 31, 2006. This agreement grants to Nortel an exclusivity for provisioning GSM MSC (Mobile Switching Centre), HLR (Home Location Register) and call server products.

     We are party to a warrant agreement with COM Canada, LLC, a Washington limited liability company, effective May 3, 2004, which provides for the issuance to COM Canada, LLC of 3,977,272 warrants to purchase class B non-voting shares.

EXCHANGE CONTROLS

     There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of Microcell’s securities, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by the articles of incorporation or other charter documents of Microcell on the right of a non-resident to hold voting shares of Microcell, other than as provided by the Canadian ownership and control provisions, the Investment Canada Act, as amended, as amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. This legislation requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non- Canadian” of “control of a Canadian business,” all as defined in the relevant legislation. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

TAXATION

Certain Canadian Federal Income Tax Considerations

     The following is a summary of certain Canadian federal income tax considerations relating to an investment in either: (1) Class A Restricted Voting Shares and Class B Non-Voting Shares; and (2) Warrants (together, also referred to as the Securities or the Microcell Securities).

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

     This summary is based upon the current provisions of the ITA and counsel’s understanding of the current published administrative practices and policies of the Canada revenue agency (“CRA”). It also takes into account all specific proposals to amend the ITA publicly announced by or on behalf of the Canadian Minister of Finance prior to the date of this Circular (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Consequently, U.S. Holders are urged to consult their own tax advisors for advice as to the tax considerations in respect of holding Microcell Securities having regard to their particular circumstances.

     All amounts, including the cost of interest or dividends received and accrued on, and proceeds of disposition from the Class A Restricted Voting Shares and Class B Non-Voting Shares, and Warrants must be determined in Canadian dollars at applicable exchange rates for the purposes of the ITA. The amount of interest and any capital gain or capital loss of a U.S. Holder may be affected by fluctuations in Canadian dollar exchange rates.

Holding and Disposition of Class A Restricted Voting Shares and Class B Non-Voting Shares.

     Dividends paid or deemed paid by Microcell to a U.S. Holder on its Class A Restricted Voting Shares and Class B Non-Voting Shares will be subject to a Canadian withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of any income tax treaty or convention. Under the Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States is generally reduced to 15%. Moreover, under the Convention, dividends paid to certain religious, scientific, literary, education or charitable organizations that are resident in, and generally exempt from tax in, the United States, are exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such an organization, Microcell would not be required to withhold such tax from dividends paid or credited to such organization.

     A U.S. Holder will not be subject to tax under the ITA on any Taxable Capital Gain (or will not be entitled to deduct any Allowable Capital Loss in computing taxable income earned in Canada) realized on a disposition of Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants, as the case may be, unless the shares or the Warrants constitute “taxable Canadian property” (as defined in the ITA) at the time of their disposition. Class A Restricted Voting Shares, Class B Non-Voting Shares, the Warrants and options to acquire Class A Restricted Voting Shares or Class B Non-Voting Shares, assuming the Class A Restricted Voting Shares or the Class B Non-Voting Shares, as the case may be, remain listed on a recognized exchange at the time of such disposition, generally would not constitute taxable Canadian property to a U.S. Holder unless at any time during the 60-month period immediately preceding their disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of Microcell.

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

Expiry of Warrants

     The expiry of an unexercised Warrant will generally result in a capital loss to the U.S. Holder equal to the adjusted cost base of the Warrant immediately before its expiry. Provided that such Warrant consisted of “taxable Canadian property” to such U.S. Holder one-half of such loss will be considered an Allowable Capital Loss deductible against Taxable Capital Gains from “taxable Canadian property”. For more details on this issue, see the discussion above under the heading “Holding and Disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares".

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

Certain U.S. Federal Income Tax Considerations

     The following is a discussion of the material U.S. federal income tax considerations applicable to an investment in class A restricted voting shares, class B non-voting shares (collectively, “shares”) and warrants, in each case by a U.S. holder (defined below). This discussion is limited to consequences related to shares and warrants held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

     This discussion is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein. This discussion does not address the tax consequences of an investment in shares or warrants to any particular U.S. holder, and does not deal with persons that may be subject to special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, regulated investment companies, financial institutions, broker-dealers, individuals subject to section 877 of the Code, U.S. holders whose “functional currency” is not the U.S. dollar, U.S. holders that hold a share or a warrant as a position in a “straddle,” “hedge,” “constructive sale transaction,” “conversion transaction” or other integrated transaction or persons who mark to market their securities).

     For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares or warrants that is, for U.S. federal income tax purposes:

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

     If a partnership holds shares or warrants, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.

     U.S. holders should consult their own tax advisors with respect to the tax consequences to them of an investment in shares or warrants in light of their particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

Distributions on Shares

     Distributions on shares, whether in cash or in property, that are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in income by a U.S. holder as a dividend when actually or constructively received. The amount of the dividend will equal the amount of cash and the fair market value of the property received. To the extent a U.S. holder receives a distribution that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital that reduces the holder’s adjusted tax basis in the shares (to the extent of such basis) and thereafter as taxable gain from the sale or exchange of the shares. Generally, the dividends received deduction and Code section 1059 extraordinary dividend provisions will not apply to U.S. holders.

     For taxable years beginning before January 1, 2009, dividends received by an individual from a “qualified foreign corporation” are eligible for preferential rates of taxation, subject to minimum holding period and other requirements. The determination of whether a dividend would qualify for the preferential rates must be made at the time the dividend is paid.

     Dividends paid in Canadian dollars (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the U.S. holder, regardless of whether the Canadian dollars are converted to U.S. dollars at that time. U.S. holders should consult their own tax advisors regarding the possible effect and rate of any Canadian withholding tax and the reduction of such withholding rate under the income tax treaty between the United States and Canada.

Sales, Exchanges or Other Dispositions of Shares

     Upon the sale, exchange or other disposition of shares, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares. Such gain or loss will be long-term capital gain or loss if the shares have been held for more than one year and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized before January 1, 2009. Short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, will be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

Exchanges of Class B Non-Voting Shares for Class A Restricted Voting Shares

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

Warrants

     Upon the exercise of warrants, a U.S. holder will not recognize gain or loss and will have a tax basis in the shares acquired pursuant to such exercise equal to such holder’s tax basis in the exercised warrants plus the exercise price. The holding period for such shares will commence on the date of exercise of the warrants.

     Upon the sale, exchange or other disposition of a warrant, a U.S. holder will recognize gain or loss in an amount equal to the amount realized and the U.S. holder’s tax basis in the warrant. Such gain or loss will be long-term capital gain or loss if the warrant has been held for more than one year, and otherwise will be short-term capital gain or loss. Long-term capital gains of individuals are eligible for preferential rates of taxation, which have been reduced for long-term capital gains recognized before January 1, 2009. Short-term capital gains are taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, will be higher than the rates applicable to dividends. The deductibility of capital losses is subject to limitations.

     If a warrant expires unexercised, a U.S. holder will recognize a capital loss equal to the holder’s tax basis in the expired warrant.

Foreign Tax Credit Considerations

     For U.S. foreign tax credit limitation purposes, dividends on shares generally will be treated as foreign source income, and gain or loss recognized on the sale, exchange or other disposition of shares will be treated as from U.S. sources. To the extent Canadian withholding tax is payable in respect of a distribution or payment to a U.S. holder, the holder may be eligible for a foreign tax credit or deduction. Further, foreign source income has an effect on a U.S. holder’s ability to absorb foreign tax credits. The rules relating to U.S. foreign tax credits are extremely complex, and U.S. holders should consult their tax advisors regarding the application of the U.S. foreign tax credit rules to their particular situations.

Passive Foreign Investment Company Considerations

     The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions (including pledges) of stock of, a “passive foreign investment company” (“PFIC”). A foreign corporation will be treated as a PFIC if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.

     We do not believe that we are currently a PFIC, and we anticipate that we will not become a PFIC. If we become a PFIC, U.S. holders may become subject to adverse U.S. federal income tax consequences. U.S. holders should consult their tax advisors regarding those consequences and possible ameliorative actions.

Backup Withholding and Information Reporting

     The payment within the United States of dividends on, or the proceeds from a disposition of, shares held by certain non-corporate holders may be subject to U.S. information reporting rules. Such payments may also be subject to U.S. backup withholding, unless a holder provides a taxpayer identification number and satisfies certain other conditions or otherwise establishes an exemption under the Code. Backup withholding is not an additional tax, and may be credited against a holder’s U.S. federal income tax liability or refunded if the amounts so withheld exceed the holder’s U.S. federal income tax liability.

DIVIDENDS AND PAYING AGENTS

     Not applicable.

STATEMENT BY EXPERTS

     Not applicable.

DOCUMENTS ON DISPLAY

     Any documents referred to in this annual report may be inspected at our office at 800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada, H5A 1K3.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Since December 31, 2003, we have entered into amended and restated credit agreements and new hedging transactions. Therefore, the information in this section is presented as of March 31, 2004.

Qualitative Market Risk Disclosures

Market Risk

     As most of our revenues are expected to be received in Canadian dollars, we are exposed to foreign exchange risk on periodic interest payments and principal repayments at maturity of the Tranche B Term Loan A and Term Loan B, which are both denominated in US dollars. We use derivatives such as foreign exchange swap agreements to manage certain elements of our cash flow exposure resulting from foreign exchange fluctuations. We do not hold derivatives for trading purposes.

     It is our policy to enter into foreign currency and other hedging transactions to manage financial risk exposures and to protect cash flow from market volatility, while minimizing the costs associated with any hedging program. To date, we have hedged our foreign exchange risk exposure to mitigate the impact of changes in foreign exchange rates on our cash flow resulting from the US dollar denominated Tranche B Term Loan A and Term Loan B.

     The fair value of Tranche B Term Loan A and Term Loan B debt is determined based on current quoted value on the over the counter market at the balance sheet date.

     The fair value of the derivative instruments is determined based on market rates prevailing at the balance sheet date obtained from the company’s financial institution for similar derivative instruments.

Interest Rate Risk Management

     The Tranche A Exit Facility consists of a CAD $50 million line of credit which remains undrawn as at March 31, 2004. Of this CAD $50 million, CAD $16 million has been carved-out to mitigate the credit exposure due to the Company’s swap transactions. This debt carries a floating interest rate based on Canadian B/A’s.

     The Tranche B Term Loan A and Term Loan B are both denominated in US dollars at $149.925 million each, for a total of US $299.85 Million. The equivalent in Canadian dollars is CAD $200 million for Tranche B Term Loan A and CAD $200 million for Tranche B Term Loan B. As of March 31, 2004, we did not hold any interest rate swap agreements related to our interest rate exposure. A fluctuation of one percentage point in the US Libor rate would affect our cash flow by approximately CAD $4 million annually.

     As our policy is to hold all cash equivalents and short-term investments to maturity, short-term fluctuations in interest rates would not materially impact the realization value of these investments.

Foreign Exchange Risk Management

     Our objective in managing foreign exchange risk is to protect against cash flow and balance sheet volatility resulting from changes in foreign exchange rates. Long-term debt denominated in U.S. dollars exposes us to changes in foreign exchange rates.

     In March 2004, we entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated Term Loan A and Term Loan B. We swapped the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of 1.3340. We also swapped the floating interest rate of Libor plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of Libor plus 5.085%, payable in Canadian dollars. We also swapped the floating interest rate of Libor plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of Libor plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses. As of March 31, 2004, fair value of these swaps represented a liability of $11.8 million for us and a foreign exchange loss of $11.8 million was recognized in the income statement.

Bank Debt

Applicable Rate
Tranche A Exit Facility	CAD B/A + 3.50%
Tranche B Term Loan A	LIBOR + 4.0%
Tranche B term Loan B	LIBOR + 7.0%
(LIBOR floor: 2.0%)

Swaps

Applicable Rate
Tranche B Term Loan A	LIBOR + 5.085%
Tranche B Term Loan B	LIBOR + 8.485%

Quantitative Market Risk Disclosure

Interest Rate Sensitivity

     The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For long-term debt, the table presents principal repayments and related interest rates by expected maturity dates based on the historical exchange rate of 1.3340.

(In thousands of Canadian dollars, unless otherwise indicated)

								Fair value
	2004	2005	2006	2007	2008	Thereafter	Total	March 31, 2004
LONG-TERM DEBT DENOMINATED IN FOREIGN CURRENCY ($US)
Secured Loan
Tranche A Exit Facility	undrawn	undrawn	undrawn	undrawn	undrawn	undrawn	undrawn	—
Tranche B Debt Loan A ($)	7,500	10,000	10,000	10,000	10,000	152,500	200,00	199,660
Tranche B Debt Loan B ($)	1,500	2,000	2,000	2,000	2,000	190,500	200,00	200,500
Interest Rate
Tranche A Exit Facility (%)	7.0	7.5	8.0	8.5	9.0	9.0	N/A	—
Spread	3.5	3.5	3.5	3.5	3.5	3.5	N/A	—
CAD B/As	3.5	4.0	4.5	5.0	5.5	5.5	N/A	—
Tranche B Debt Loan A (%)	5.5	6.0	6.5	7.0	7.5	8.0	N/A	—
Spread	4.0	4.0	4.0	4.0	4.0	4.0	N/A	—
US Libor	1.5	2.0	2.5	3.0	3.5	4.0	N/A	—
Tranche B Debt Loan B (%)	9.0	9.0	9.5	10.0	10.5	11.0	N/A	—
Spread	7.0	7.0	7.0	7.0	7.0	7.0	N/A	—
US Libor (2.0% floor)	2.0	2.0	2.5	3.0	3.5	4.0	N/A	—
Cross-Currency swap
Tranche B Loan A Debt – 1.334
CAD/US
Periodic $ CAD Outflows	7,500	10,000	10,000	10,000	10,000	152,500	200,000	(5,393)
Periodic $ US Inflows	5,622	7,496	7,496	7,496	7,496	114,319	149,925	—
Interest Rate (%)	6.6	7.1	7.6	8.1	8.6	9.1	N/A	—
Spread	5.1	5.1	5.1	5.1	5.1	5.1	N/A	—
US Libor	1.5	2.0	2.5	3.0	3.5	4.0	N/A	—
Tranche B Loan B Debt – 1.334
CAD/US
Periodic $ CAD Outflows	1,500	2,000	2,000	2,000	2,000	190,500	200,000	(6,450)
Periodic $ US Inflows	1,125	1,500	1,500	1,500	1,500	142,800	149,925	—
Interest Rate (%)	10.0	10.5	11.0	11.5	12.0	12.5	N/A	—
Spread	8.5	8.5	8.5	8.5	8.5	8.5	N/A	—
US Libor	1.5	2.0	2.5	3.0	3.5	4.0	N/A	—

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

ITEM 15 - CONTROLS AND PROCEDURES

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

ITEM 16 [RESERVED]

     Not applicable.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Christian Dubé, a member of the audit committee of our Board of Directors, is an audit committee financial expert as defined by the SEC for purposes of this Item 16A.

ITEM 16B CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, our Chief Financial Officer and our Corporate Controller. The full text of our code of ethics is posted on our corporate website, www.microcell.ca. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics since its adoption.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

On a consolidated basis, aggregate audit fees, audit-related fees, tax fees and the aggregate of all the other fees, including expenses, billed by Ernst & Young LLP and affiliate offices in 2003 and 2002 amounted to the following:

     In Canadian dollars

	2003	2002
Audit fees	423,700	269,875
Audit-related fees	476,766	492,176
Tax fees	148,851	14,735
Other fees	754,042	2,152

Total fees	1,803,359	778,938

     Audit-related fees primarily relate to services rendered in connection with our various securities exchange and commission filings, the Company’s quarterly review and various consultations regarding the accounting treatment of non-recurring transactions.

     Tax fees relate primarily to tax compliance services, tax planning and various tax advisory services.

     Other fees primarily relate to court-appointed monitoring services during the CCAA process and to translation services.

ITEM 16D EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

     Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

     Presented below are the audited comparative consolidated financial statements for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001 and the auditors’ report signed by Ernst & Young LLP.

Consolidated Financial Statements

Microcell Telecommunications Inc.

December 31, 2003

AUDITORS’ REPORT

To the Shareholders of

Microcell Telecommunications Inc.

      We have audited the consolidated balance sheets of Microcell Telecommunications Inc. as at December 31, 2003, May 1, 2003 and December 31, 2002, and the consolidated statements of net income (loss) and deficit and cash flows for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, May 1, 2003 and December 31, 2002, and the results of its operations and its cash flows for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Canada,

February 11, 2004
[except for note 20 which is as at June 22, 2004]

MICROCELL TELECOMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

			Pre-reorganization

	December 31	May 1	December 31
	2003	2003	2002

	$	$	$
			[note 1]

	[In thousands of Canadian dollars]
ASSETS [note 8]
Current assets
Cash and cash equivalents	43,094	111,765	26,979
Short-term investments	60,927	9,912	83,181
Marketable securities	—	—	164
Receivables [note 3]	76,796	64,552	61,889
Inventories	27,593	21,865	19,527
Prepaid license fees, rental sites and other prepaid expenses	26,850	34,043	19,021
Deferred charges	10,601	7,044	16,525
Other current assets	6,188	2,906	4,070

Total current assets	252,049	252,087	231,356
Property, plant and equipment [note 4]	318,041	289,692	655,646
Intangible assets [note 5]	233,819	241,202	2,727
Long-term investments and other non-current assets [note 6]	4,797	5,227	12,335

	808,706	788,208	902,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 7]	91,634	65,026	121,539
Deferred revenues	42,328	34,207	37,573
Derivative instruments [note 8]	6,348	—	—
Current portion of long-term debt [note 8]	9,298	10,000	7,500

Total current liabilities	149,608	109,233	166,612
Long-term debt [note 8]	315,164	340,000	2,032,678

	464,772	449,233	2,199,290

Shareholders’ equity (deficiency)
Share capital [note 9]	338,154	321,049	1,167,678
Warrants [note 9]	17,926	17,926	1,770
Deficit	(12,146)	—	(2,466,674)

	343,934	338,975	(1,297,226)

	808,706	788,208	902,064

Commitments and contingencies [note 15]

On behalf of the Board:

André Tremblay (signed)	André Bureau (signed)
Director, President and Chief Executive Officer	Director and Chairman of the Board

See accompanying notes

MICROCELL TELECOMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF

NET INCOME (LOSS) AND DEFICIT

		Pre-reorganization [note 1]

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$

	[In thousands of Canadian dollars,
	except for per share data]
Revenues
Services	357,483	170,196	566,706	509,082
Products	35,610	7,498	24,356	32,408

	393,093	177,694	591,062	541,490

Costs and expenses [notes 10 and 12]
Cost of services [exclusive of items shown separately below]	123,029	59,079	187,042	193,539
Cost of products	93,552	23,416	102,110	143,214
Selling and marketing	73,185	24,585	103,953	119,410
General and administrative	55,306	32,058	106,945	95,130
Restructuring charges [note 10]	—	—	7,494	5,226
Depreciation and amortization [note 10]	46,771	59,388	465,815	177,990

	391,843	198,526	973,359	734,509

Operating income (loss)	1,250	(20,832)	(382,297)	(193,019)
Interest income	2,609	1,888	5,479	6,553
Interest expenses [note 10]	(14,817)	(70,608)	(226,829)	(224,237)
Foreign exchange gain (loss)	13,926	136,553	926	(51,129)
Gain on financial instruments [note 10]	—	—	6,570	—
Write-down of deferred financing costs and deferred gain and loss on financial instruments [note 10]	—	—	(16,947)	—
Gain (loss) on investments, marketable securities and other assets [note 10]	2,578	312	(16,086)	(33,093)
Share of net loss in investees	—	—	(13,212)	(5,282)

Income (loss) before income taxes	5,546	47,313	(642,396)	(500,207)
Income tax benefit (expense) [note 13]	(587)	(1,796)	71,895	1,722

Net income (loss)	4,959	45,517	(570,501)	(498,485)
Accretion on redemption price — Preferred Shares [note 9]	(17,105)	—	—	—

Net income (loss) applicable to Class
A and Class B shares [for the eight months ended December 31, 2003 only]	(12,146)	45,517	(570,501)	(498,485)
Deficit, beginning of period	—	(2,466,674)	(1,896,173)	(1,397,688)

Deficit, end of period	(12,146)	(2,421,157)	(2,466,674)	(1,896,173)

Basic and diluted earnings (loss) per share [note 11]	(3.22)	0.19	(2.37)	(4.56)

See accompanying notes

MICROCELL TELECOMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$

	[In thousands of Canadian dollars, except for per share data]
OPERATING ACTIVITIES
Net income (loss)	4,959	45,517	(570,501)	(498,485)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	46,771	59,388	465,815	177,990
Accreted interest on long-term debt	2,693	13,425	72,762	158,194
Amortization of deferred financing costs	—	—	9,128	7,674
Income tax provision	(507)	—	(73,519)	(3,966)
Foreign exchange (gain) loss	(14,542)	(130,166)	(493)	50,281
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	—	16,947	—
Reversal of provision for sales tax	—	—	(13,806)	—
Gain on financial instruments	—	—	(6,570)	—
Loss (gain) in value of investments and marketable securities	(2,436)	14	16,005	33,079
Gain on disposal of assets	—	(326)	—	—
Share of net loss in investees	—	—	13,212	5,282

	36,938	(12,148)	(71,020)	(69,951)
Changes in operating assets and liabilities [note 14]	17,616	26,665	30,038	(52,303)

Cash provided by (used in) operating activities	54,554	14,517	(40,982)	(122,254)

INVESTING ACTIVITIES
Decrease (increase) in short-term investments and marketable securities	(51,015)	73,680	75,851	35,529
Additions to property, plant and equipment	(67,318)	(5,500)	(124,683)	(277,395)
Additions to intangible assets	—	—	—	(130,000)
Proceeds from termination of derivative instruments	—	—	31,041	—
Additions to long-term investments and other non-current assets	(133)	—	(3,728)	(12,023)
Proceeds from the sale of long-term investments	2,581	2,089	949	—

Cash provided by (used in) investing activities	(115,885)	70,269	(20,570)	(383,889)

FINANCING ACTIVITIES
Issuance of shares	—	—	—	450,755
Share issuance costs	—	—	—	(11,434)
Increase in long-term debt	—	—	100,000	270,813
Repayment of long-term debt	(7,340)	—	(10,732)	(270,809)
Deferred financing costs	—	—	(19,742)	(1,555)

Cash provided by (used in) financing activities	(7,340)	—	69,526	437,770

Increase (decrease) in cash and cash equivalents for the period	(68,671)	84,786	7,974	(68,373)
Cash and cash equivalents, beginning of period	111,765	26,979	19,005	87,378

Cash and cash equivalents, end of period	43,094	111,765	26,979	19,005

Additional information
Interest paid	12,710	13	82,348	49,933
Income taxes paid	1,034	639	2,294	2,249

See accompanying notes.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Description of Business

      Microcell Telecommunications Inc. [“Microcell”] is incorporated under the Canada Business Corporations Act [“CBCA”] and is a provider of wireless telecommunications services in Canada. As at December 31, 2003, Microcell conducted its wireless communications business through two wholly owned subsidiaries [collectively, the “Company”], which were: Microcell Solutions Inc. [“Solutions”] and Inukshuk Internet Inc. [“Inukshuk”].

      Solutions operates a Global System for Mobile Communication [“GSM”] network across Canada and markets Personal Communications Services [“PCS”] and General Packet Radio Service [“GPRS”] under the Fido brand name pursuant to a 30Mhz PCS license [the “PCS license”] issued by the Minister of Industry (Canada) [“Industry Canada”].

      Inukshuk was awarded Multipoint Communication Systems [“MCS”] Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in Canada. In November 2003, Inukshuk entered into a new venture with two partners which, depending on the results of phase 1 of the project, may result in the deployment of a MCS network in Canada. As at December 31, 2003, the activities of this venture were not significant for the Company.

      The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Financial reorganization

      On May 1, 2003, the predecessor company of Microcell [“Old Microcell”], and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies’ Creditors Arrangement Act [“CCAA”] and CBCA. The terms of Old Microcell’s restructuring plan are set out in Old Microcell’s plan of reorganization and of compromise and arrangement [the “Plan”], a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 [the “Circular”] filed on SEDAR on February 19, 2003 and on EDGAR with the U.S. Securities and Exchange Commission [“SEC”] on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell became a holding company for Old Microcell, its previous subsidiaries, which amalgamated together to form Solutions and Inukshuk. The Board of directors was replaced by a new Board of directors and Microcell’s long-term debt obligations decreased by approximately $1.6 billion. On December 31, 2003, Old Microcell was liquidated into Microcell.

      Prior to May 1, 2003, Old Microcell’s Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Under the terms of the Plan, Microcell issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares [“Class A Shares”], new Class B Non-Voting Shares [“Class B Shares”] and warrants. Two series of warrants [collectively the “Warrants”] were issued pursuant to the Plan: [i] 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $19.91 per share [the “Warrants 2005”]; and [ii] 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $20.69 per share [the “Warrants 2008‘].

      For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation

      Effective May 1, 2003, the date of reorganization, the Company has accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were revalued at estimated fair values and Microcell’s deficit was eliminated. Microcell determined that its enterprise value was $689 million of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of the Company has been done based on this enterprise value.

      The following table summarizes the adjustments recorded to implement the financial reorganization and to reflect the fresh start basis of accounting:

	Microcell
	as at			Microcell
	April 30, 2003	Reorganization		as at
	Prior to	and fresh start		May 1, 2003
	reorganization	adjustments		After adjustments

	$	$		$
Assets
Current assets	288,849	(36,762)	[i]	252,087
Property, plant and equipment	602,066	(312,374)	[i]	289,692
Intangible assets	2,727	238,475	[i]	241,202
Long-term investments and other assets	8,972	(3,745)	[i]	5,227

	902,614	(114,406)		788,208

Liabilities
Accounts payable and accrued liabilities	196,501	(131,475)	[ii]	65,026
Deferred revenues	34,207	—		34,207
Current portion of long-term debt	10,000	—		10,000

	240,708	(131,475)		109,233
Senior Secured Term Loans	543,925	(203,925)	[ii]	340,000
Senior Discount Notes	1,369,690	(1,369,690)	[ii]	—

	2,154,323	(1,705,090)		449,233

Shareholders’ equity (deficiency)
Share capital	1,167,678	(846,629)	[ii]	321,049
Warrants	1,770	16,156	[ii]	17,926
Deficit	(2,421,157)	2,421,157		—

	(1,251,709)	1,590,684		338,975

	902,614	(114,406)		788,208

Summary of adjustments

      [i] The Company revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Company following the financial reorganization. This resulted in a reduction of the current assets [mainly consisting of the deferred charges incurred during the recapitalization process], the property, plant and equipment, the long-term investments and the accrued liabilities. The Company also

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assigned a value, calculated at management’s best estimate of fair value, to the Company’s intangible assets, which are the PCS license at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

      [ii] Pursuant to the Plan, the senior secured term loans of Old Microcell [carrying value of $553.9 million], the unpaid accrued interest [$12.2 million], and a net payable to Old Microcell’s secured creditors relating to cross currency and interest rate swaps terminated in December 2002 [$9.4 million], were converted into a term loan of $300 million [the “Tranche B Debt”], a term loan of $50 million [the “Tranche C Debt‘], 11,766,667 First Preferred Shares [$176.5 million] and 3,600,186 Second Preferred Shares [$54 million] for a total equity interest in the new Company of 68% and 95.6% of voting rights.

      Old Microcell’s senior discount notes [carrying value of $1.4 billion] and the unpaid accrued interest thereon [$103.6 million] were converted into 3,600,186 Second Preferred Shares [$54 million], 30,000 Class A Shares [$0.3 million], 3,578,676 Class B Shares [$36 million], 1,329,312 Warrants 2005 [$1.5 million] and 2,215,521 Warrants 2008 [$4.4 million] for a total equity interest in the new Company of 31.9% and 4.4% of voting rights.

      The shareholders of Old Microcell [carrying value of $1.2 billion] received 22,469 Class B Shares [$0.2 million], 2,668,990 Warrants 2005 [$3.1 million] and 4,448,422 Warrants 2008 [$8.9 million] for a total equity interest in the new Company of 0.1% and no voting rights.

Comparative figures

      Comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the Plan nor the application of fresh start accounting.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. As further described in note 18, these accounting principles differ in certain respects from those that would have been followed if these financial statements had been prepared in conformity with accounting principles generally accepted in the United States [“US GAAP”] and related rules and regulations adopted by the SEC.

      The preparation of financial statements by management in accordance with Canadian GAAP requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

Use of estimates

      The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-term investments

      The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures, if any, in which the Company participates. Intercompany transactions and balances are eliminated on consolidation.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Revenue recognition

      Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. City Fido’s activation fees are deferred and recognized as revenue over the estimated life of a subscriber. Sales of products such as handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to retailers, the revenue for airtime is measured at the amount paid by the subscriber and is recorded when services are provided to the subscriber. Commissions paid on prepaid airtime vouchers to third party retailers are classified within cost of products and cost of services.

Subscriber acquisition costs

      The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in the cost of products.

Advertising costs

      Advertising costs are expensed as incurred.

Cash equivalents

      Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

Short-term investments

      Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value. As at December 31, 2003, interest rates on most of the short-term investments vary from 2.5% to 2.8% [3.5% on May 1, 2003].

Marketable securities

      Marketable securities are recorded at the lower of cost and fair market value.

Inventories

      Inventories consist of handsets, subscriber identity module [“SIM”] cards and accessories held for resale, and are stated at the lower of cost [on a first-in, first-out basis] and replacement cost.

Property, plant and equipment

      Property, plant and equipment are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

service as construction projects are completed and put into commercial service. Depreciation starts when the assets are put into service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network — Switches	7 years
PCS network — Infrastructure and towers	20 years
PCS network — Radio equipment	8 years
Application hardware and software	5 years
Computer hardware and software	3 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

      For property, plant and equipment that existed as at May 1, 2003, the above periods of depreciation were reduced in order to reflect a new cost basis as a result of applying fresh start accounting.

      The cost of maintenance and replacement of minor items of property, plant and equipment are charged to maintenance expense. Enhancements and improvements are capitalized.

Intangible assets

      Intangible assets consist of the Company’s PCS license, the Fido brand name and the customer list. The customer list is amortized over 30 months. The PCS license and the Fido brand name were determined to have an indefinite useful life and are not being amortized.

      The annual licensing fees are charged to expense as incurred.

Impairment of long-lived assets

      When events or changes in circumstances indicate that the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and intangible assets subject to amortization, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

      Intangible assets that are not subject to amortization are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the carrying amount with the fair value of the intangible asset. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

      Impairment charge, if any, is presented within depreciation and amortization expense of the related long-lived assets in the statement of income (loss).

Derivative instruments

      Derivative financial instruments are accounted for at fair value with changes in fair value affecting income unless designated as effective hedges in which case the gains (losses) on these instruments are recognized in the income statement when the hedged item affects earnings. As at December 31, 2003, the Company has not designated its financial instruments as hedges [see note 8].

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financing costs

      The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plan

      The Company has a stock option plan, which is described in note 9. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method [see note 9].

      Up to December 31, 2003, no compensation expense was recognized for these plans when stock options were issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income Taxes

      The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be realized or settled. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized and will first be applied to reduce the unamortized amount of intangible assets that were recognized as at May 1, 2003.

Research and development

      Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Foreign currency

      The Company’s functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

      Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Class A Shares and Class B Shares. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities, which have a dilutive effect.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent developments

      The CICA modified Section 3870, Stock-based compensation and other stock-based payments. This section has been amended to require the expensing of certain stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, the Company will apply this new standard retroactively, without restatement, beginning January 1, 2004, for options granted since May 1, 2003. Consequently, the opening deficit as at January 1, 2004 will be adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

      The CICA also modified Section 3860, Financial instruments — disclosure and presentation. This section has been amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer’s equity shares when the instrument that embodies the obligations does not establish an ownership relationship. The new standard is effective for fiscal years beginning on or after November 1, 2004. Initial application should be recognized on a retroactive basis and disclosed as an accounting policy change. As a result, the Company assesses that its Preferred Shares having an accreted value of $296.9 million and $284.5 million as at December 31, 2003 and May 1, 2003, respectively, which are classified as equity instruments under current rules, would have to be reclassified as liabilities. The accreted of their redemption price of $17.1 million during the eight-month period ended December 31, 2003 presented as an adjustment to the retained earnings (deficit) would have to be presented as an interest expense in the determination of the net income (loss). There would be no impact on the net loss attributable to Class A and B shares and on the earnings per share.

3.	RECEIVABLES

			Pre-organization
	December 31	May 1	December 31
	2003	2003	2002

	$	$	$
Trade receivables	79,901	73,553	73,024
Allowance for doubtful accounts	(6,627)	(11,844)	(14,885)
Receivable from related companies	—	—	866
Taxes receivable	3,164	2,830	2,866
Interest receivable	358	13	18

	76,796	64,552	61,889

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY, PLANT AND EQUIPMENT

					Pre-reorganization

	December 31, 2003		May 1, 2003		December 31, 2002

		Accumulated		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation	Cost	depreciation

	$	$	$	$	$	$
PCS network
Switches	137,461	18,008	119,034	—	533,511	199,433
Infrastructure and towers	111,564	6,034	96,303	—	352,234	231,510
Radio equipment	51,747	4,410	33,931	—	256,660	168,680
Application hardware and software	37,912	7,822	26,991	—	198,215	110,413
Computer hardware and software	8,280	1,346	5,277	—	26,426	22,432
Office furniture and equipment	4,860	618	4,491	—	32,588	23,196
Leasehold improvements	5,187	732	3,665	—	26,912	15,236

	357,011	38,970	289,692	—	1,426,546	770,900
Accumulated depreciation	38,970		—		(770,900)

Net carrying value	318,041		289,692		655,646

      The PCS network includes PCS network construction in progress, amounting to $7.7 million as at December 31, 2003.

5.	INTANGIBLE ASSETS

			Pre-reorganization
	December 31	May 1
	2003	2003	December 31 2002

	$	$	$
PCS license	188,002	188,002	2,727
Fido brand name	28,493	28,493	—
Customer list, net of accumulated amortization of $7.4 million as at December 31, 2003	17,324	24,707	—

	233,819	241,202	2,727

      Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada’s discretion. Revocation is rare and licenses have a high expectation of renewal unless a breach of a license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The Company intends to renew the PCS license indefinitely, and expects to be able to do so. The technology used in wireless telecommunications is not expected to be replaced by another technology in the foreseeable future. In December of 2003, Industry Canada issued its Spectrum Licensing Policy for Cellular and Incumbent Personal Communications Services, in which it announced the results of its review of the PCS terms, fees and conditions, as well as its intention to renew the Company’s PCS license up to March 31, 2011. Industry Canada also announced its intention to renew the PCS license every 10 years instead of every 5 years. Therefore, the Company anticipates generating sales and cash flows under its PCS license for an indefinite period of time and as a result, has classified the PCS license under this basis.

      The Company has determined that its Fido brand name has an indefinite life because there are no legal, regulatory, contractual or other factors that limit the useful life of the brand name, the Company considers the brand name to be effective in the market place and the Company anticipates generating sales and cash flows under this brand name for an indefinite period of time.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	LONG-TERM INVESTMENTS AND OTHER NON-CURRENT ASSETS

			Pre-reorganization

	December 31	May 1	December 31
	2003	2003	2002

	$	$	$
Equity interest in a venture capital entity, at equity	3,955	4,100	9,898
Other equity interest, at cost	189	189	773
Other non-current assets	653	938	1,664

	4,797	5,227	12,335

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

			Pre-reorganization
	December 31	May 1
	2003	2003	December 31 2002

	$	$	$
Accounts payable — trade	46,548	35,793	22,345
Accounts payable — property, plant and equipment	16,420	8,513	5,858
Accounts payable — related companies	—	—	23
Accrued interest	—	—	64,055
Wages and benefits	22,636	13,123	11,355
Other current liabilities	6,030	7,597	17,903

	91,634	65,026	121,539

8.	LONG-TERM DEBT

			Pre-reorganization
	December 31	May 1
	2003	2003	December 31 2002

	$	$	$
Tranche B Debt	271,769	300,000	—
Tranche C Debt	52,693	50,000	—
Long-term debt Pre-reorganization:
Sernior Secured Term Loans	—	—	590,048
Series B Senior Discount Notes due 2006, interest payable semi-annually beginning June 1, 2002	—	—	659,394
Series A and B Senior Discount Notes due 2007, interest payable semi-annually beginning April 15, 2003	—	—	429,443
Series B Senior Discount Notes due 2009, interest payable semi-annually beginning December 1, 2004	—	—	357,638
Other	—	—	3,655

	324,462	350,000	2,040,178
Less current portion of principal	(9,298)	(10,000)	(7,500)

	315,164	340,000	2,032,678

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The minimum contractual payments of Tranche B Debt and Tranche C Debt for the next five years are as follows: $9.3 million in 2004; $9.3 million in 2005; $13.9 million in 2006; $13.9 million in 2007; and $225.5 million in 2008.

      The financing arrangements of the Company, as at December 31, 2003, consisted of the following credit agreements:

Tranche A Facility

      The Company has access to a revolving bank credit facility [the “Tranche A Facility”] of $25 million, which bears interest at the prime rate plus 2.5%, base rate plus 2.5% or bankers’ acceptance rate plus 3.5%. Pursuant to the terms of the credit agreement of the Tranche A Facility, the Company is entitled to raise up to an additional $50 million in revolving bank credit facility. The Tranche A Facility is payable in April 2006. A commitment fee computed at the rate of 1.0% per annum on the aggregate undrawn amount of the Tranche A Facility is payable on a quarterly basis. The Tranche A Facility is collateralized by a first lien on all of the Company’s assets. As at December 31, 2003 and May 1, 2003, no amounts were drawn on this facility.

Tranche B Debt

      The Tranche B Debt, a term loan in the amount of $300 million, comprising a Canadian dollar series in the amount of $104.8 million and a U.S. dollar series with a principal amount equivalent to Canadian $195.2 million [US$134.3 million]. The Tranche B Debt bears interest at the prime rate plus 3.0%, base rate plus 3.0% or bankers’ acceptance rate plus 4.0%. The Tranche B Debt is payable in quarterly installments, which started in June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all of the Company’s assets. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount was reimbursed in 2003; 3.33% will be reimbursed in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008. As at December 31, 2003, the effective interest rate on Tranche B Debt was 6.5%.

      The Company entered into swap transactions with a preferred shareholder, who is also a lender, to manage its exposure to foreign exchange rate fluctuations on part of the U.S. dollar denominated portion of the Tranche B Debt; the Company swapped, in November 2003, $50 million [US$35.5 million] of the principal of the Tranche B Debt at a rate of 1.4072 and $50 million [US$36.7 million] of the principal of the Tranche B Debt at a rate of 1.3634. The swap transactions have a duration of three months. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized within foreign exchange gain (loss).

Tranche C Debt

      The Tranche C Debt, a term loan in the amount of $50 million, is payable in April 2013. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at the Company’s discretion: [i] in cash; or [ii] accruing and compounding such interest semi-annually until paid. As at December 31, 2003, $2.7 million of such accreted interest has been capitalized to the Tranche C Debt. The Tranche C Debt is collateralized by a third lien on all of the Company’s assets.

Covenants

      Under the above credit agreements, the Company is committed to respect certain covenants, including restrictions on the ability to incur certain indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers.

      The Company must also maintain certain financial covenants and ratios under the credit agreements of the Tranche A Facility and Tranche B Debt, including minimum EBITDA [as defined in the credit

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreements], number of subscribers, average retail revenue per subscriber per month, liquidity and maximum capital expenditures.

Excess cash flow sweep

      The Articles of the Company, and the credit agreements governing the Tranche B Debt and Tranche C Debt, require the Company to make the following payments to the Tranche B Debt and Tranche C Debt lenders and to the holders of First and Second Preferred Shares [or Units if issued]: [i] the net sale proceeds of material asset sales [sale of more than $2 million]; [ii] 75% of the amount calculated each fiscal year equal to excess cash flow [as this term is defined in the Articles of the Company and in the credit agreements]; and [iii] 75% of the amount of net proceeds from equity offerings [including proceeds from the exercise of Warrants]. Each payment on account of material asset sales and net proceeds from equity offerings has to be made within five business days following receipt of the proceeds thereof, and each payment hereunder on account of excess cash flow has to be made on or before March 31 of each fiscal year, commencing on March 31, 2004, with respect to the excess cash flow [if any] for the previous fiscal year.

      Subject to the maintenance of a minimum cash balance of $45 million as at each year-end [prior to the Company’s 25% share of such year’s excess cash flow], such amounts are to be applied in the order of priority set forth below when First and Second Preferred Shares are issued: [i] repayment of the Tranche B Debt, up to 25% of the principal amount thereof; [ii] payment of interest on the Tranche C Debt; [iii] payment of dividends on the First Preferred Shares; [iv] until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued; [v] payment of dividends on the Second Preferred Shares; [vi] until May 1, 2008, redemption of up to 75% of the number of Second Preferred Shares originally issued; [vii] after May 1, 2008, on a pro rata basis, repayment of remaining principal amount of the Tranche C Debt and redemption of First Preferred Shares originally issued; and [viii] after May 1, 2008, redemption of the remaining Second Preferred Shares. If First and Second Units are issued, the order of priority set forth above is substantially similar, with the exception that the repayment of First and Second Units is limited to 25% until May 1, 2008.

      As of December 31, 2003, the Company reimbursed $0.4 million to the Tranche B Debt, under the excess cash flow sweep rules, following the sale of its equity investment in Saraide Inc.

Long-term debt — Pre-reorganization

      Prior to the financial reorganization, as at December 31, 2002, the long-term debt, all of which was in default, consisted of the following:

Senior Secured Term Loans

Tranche A

      Term Loan of $151.2 million, bearing interest at the prime rate plus 1% or Bankers’ Acceptance rate plus 2%, payable in quarterly installments starting in June 2002 and maturing in December 2005.

Tranche B

      Term Loan of US$50.9 million, bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tranche C

      Term Loan of $18.8 million, bearing interest at the prime rate plus 1% or Eurocanadian plus 2%, payable in quarterly installments starting in June 2002 and maturing in December 2005.

Tranche D

      Term Loan of $34.2 million, bearing interest at the prime rate plus 1% or Eurocanadian plus 2%, payable in quarterly installments starting in September 2002 and maturing in December 2005.

Tranche E

      Term Loan of US$137.6 million, bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

Tranche F

      Term Loan of US$62.9 million, bearing interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5%, payable in quarterly installments starting in March 2003 and maturing in February 2007.

      As of December 31, 2002, the full amounts were drawn on all Tranches of the Senior Secured Term Loans.

      The Senior Secured Loans were collateralized by debentures of $1,100,000,000, issued under trust deeds. The debentures were collateralized by a first ranking security interest in all property and assets of these companies.

Series B Senior Discount Notes due 2006

      The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of US$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006 and four initial warrants each to purchase 2.1899 Class B Non-Voting Shares issued for gross proceeds of $273.3 million [US$200 million].

Series A and Series B Senior Discount Notes due 2007

      The unsecured Senior Discount Notes due 2007 consist of $429.4 million, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007, issued for gross proceeds of $250 million.

Series B Senior Discount Notes due 2009

      The unsecured Senior Discount Notes due 2009 consist of US$270 million, 12% Series B Senior Discount Notes due on June 1, 2009, issued for gross proceeds of $221.2 million [US$150.5 million].

9.	SHARE CAPITAL

Authorized

      An unlimited number of Class A Shares;

      An unlimited number of Class B Shares;

      An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares, First Preferred Non-Voting Shares, First Preferred Voting 2 Shares and First Preferred Non-Voting 2 Shares; and

      An unlimited number of Second Preferred Shares issuable as Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Second Preferred Voting 2 Shares and Second Preferred Non-Voting 2 Shares.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A Shares

Dividends and Rights upon liquidation

      Holders of Class A Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class B Shares, on a per share basis.

Exchange Rights

      Each Class A Share may, at the option of the holders, be exchanged at any time into one Class B Share.

Class B Shares

Dividends and Rights upon liquidation

      Holders of Class B Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class A Shares, on a per share basis.

Exchange Rights

      The Class B Shares are exchangeable, at the option of the holders, into Class A Shares on a share-for-share basis, in the following circumstances: [i] any time upon provision by a holder of Class B Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; [ii] upon a bid being made for the Class A Shares where no equivalent bid is made for the Class B Shares, for the purposes of allowing the Class B Shares to tender to an exclusionary bid; and [iii] automatically upon the repeal or relaxation of the Canadian rules governing the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

First and Second Preferred Shares, excluding First and Second Preferred 2 Shares [the “Preferred Shares”]

Rights upon liquidation

      Holders of First Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS Redemption Price [as described below] plus any declared but unpaid dividends.

      Holders of Second Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the Preferred Share Redemption Price [as described below] plus any declared but unpaid dividends.

Non-Cumulative Dividend

      The holders of Preferred Shares are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturity

      The Preferred Shares shall be mandatorily redeemed on May 1, 2013.

Redemption Price

      The redemption price of each Preferred Share [the “PS Redemption Price”] is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by [i] an amount equal to the dividend accrued during such period; less [ii] the amount of any cash dividend that has been declared and paid in respect of such semi-annual period. As at December 31, 2003, the PS Redemption Price is estimated to be $15.91 per share. In the event of any redemption or mandatory conversion of Preferred Shares other than as at the end of a semi-annual period, the PS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

      The Preferred Shares are redeemable as follows: [i] in whole or in part at any time at the option of the Company at the then current PS Redemption Price, payable in cash, provided however that holders of Preferred Shares may exercise any conversion rights prior to any such redemption; [ii] at maturity, [a] mandatorily at a price per share equal to the then current PS Redemption Price payable in cash or [b] at the Company’s option, if the Class A Shares and the Class B Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Shares or Class B Shares [as the case may be] equal to the PS Redemption Price divided by the average share price of such shares; [iii] mandatorily prior to maturity at the then current PS Redemption Price to the extent that the Company has funds available for such purpose [determined by reference to certain thresholds established in the Articles]; and [iv] at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current PS Redemption Price by issuing Units composed of a note and a Preferred Voting 2 Share or Preferred Non-Voting 2 Share.

Intra Class Exchange Rights

      The First Preferred Non-Voting Shares are exchangeable, at the option of the holders, into First Preferred Voting Shares on a share-for-share basis, and the Second Preferred Non-Voting Shares are exchangeable, at the option of the holders, into Second Preferred Voting Shares on a share-for-share basis, in the following circumstances: [i] at any time upon provision by a holder of Preferred Non-Voting Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; [ii] upon a bid being made for the Preferred Voting Shares where no equivalent bid is made for the Preferred Non-Voting Shares for the purposes of allowing the Preferred Non-Voting Shares to tender to an exclusionary bid; [iii] automatically upon the repeal or relaxation of the Canadian rules restricting the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law. The First Preferred Voting Shares are exchangeable, at the option of the holders, into First Preferred Non-Voting Shares on a share-for-share basis. The Second Preferred Voting Shares are exchangeable, at the option of the holders, into Second Preferred Non-Voting Shares on a share-for-share basis.

Conversion Features

      The Preferred Shares have the following conversion features: [i] at any time, the Preferred Voting Shares and the Preferred Non-Voting Shares are convertible, at the option of the holders into Class A Shares and Class B Shares, respectively, on a share-for-share basis; [ii] if at any time prior to May 1, 2008, the Company

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shall complete an offering of Class A Shares or Class B Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current PS Redemption Price and the proceeds thereof are used as provided in the Articles, the Preferred Voting Shares and the Preferred Non-Voting Shares that remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Shares and Class B Shares, respectively, on a share-for-share basis; and [iii] if at any time on or after May 1, 2008, on the 25th day [or if such day is not a trading day, then on the next following trading day] following the release by the Company of its quarterly or annual financial statements, as the case may be, the Preferred Voting Shares and the Preferred Non-Voting Shares are in-the-money [namely that the PS Redemption Price is less than the average share price of the Class A Shares and Class B Shares], they will be converted automatically into Class A Shares and Class B Shares respectively on a share-for-share basis.

      Upon conversion of any Preferred Voting Shares or Preferred Non-Voting Shares into Class A Shares or Class B Shares, the holders of such Preferred Voting Shares or Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the PS Redemption Price.

Anti-layering provisions

      The Articles of the Company provide that, so long as there remain outstanding First Preferred Shares [or First Units, if issued] representing in the aggregate an initial issue price in excess of $75 million, or Second Preferred Shares [or Second Units, if issued] representing in the aggregate an initial issue price in excess of $50 million, the approval: [i] by written resolution signed by the holders of a majority of the aggregate number [or principal amount, as the case may be] of First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] then outstanding or [ii] by a majority of the holders of First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before the Company and its subsidiaries either [X] issue any shares ranking prior to or pari passu with the First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] or [Y] incur funded debt [other than permitted debt under the Company’s credit facilities, First Units and Second Units], as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA [as defined in the credit agreements], calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Excess cash flow sweep

      The Preferred Shares are subject to the excess cash flow sweep described in note 8 of these financial statements.

First and Second Preferred 2 Shares [the “Preferred 2 Shares”]

Rights upon liquidation

      Holders of First Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the Preferred 2 Shares Redemption Price [the “PS2 Redemption Price”, as described below] plus any declared but unpaid dividends. Holders of Second Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred 2 Shares, an amount per share equal to the PS2 Redemption Price [as described below] plus any declared but unpaid dividends.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends

      The holders of Preferred 2 Shares are not entitled to receive any dividends in respect thereof.

Redemption

      The Preferred 2 Shares will be automatically redeemed at the PS2 Redemption Price [as described below] upon the repayment, redemption or conversion of the First and Second Units, as the case may be, of which they form part. The PS2 Redemption Price is equal to $0.0001 per Preferred 2 Share.

First and Second Units [the “Units”]

      The Units are hybrid instruments designed to duplicate the economic interest and other features [including as to voting entitlements] attaching to the Preferred Shares. Each Unit is composed of a note, which provides the holder of the Unit with an economic interest similar to that of a holder of Preferred Share, together with a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share [in the case of First Units] or with a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share [in the case of Second Units]. The First Units are senior in right of payment to the Second Units. As at December 31, 2003, no Units were issued.

Issued

Number of shares issued

		First Preferred		Second Preferred
	First Preferred	Non-Voting	Second Preferred	Non-Voting	Class A	Class B
	Voting Shares	Shares	Voting Shares	Shares	shares	shares

Balance as at May 1, 2003	544,828	11,221,839	106,400	7,093,972	30,000	3,601,145
Converted	(292,532)	193,365	(91,618)	(114,444)	38	305,191

Balance as at December 31, 2003	252,296	11,415,204	14,782	6,979,528	30,038	3,906,336

Carrying value of shares issued

	First	First	Second	Second
	Preferred	Preferred	Preferred	Preferred			Total
	Voting	Non-Voting	Voting	Non-Voting	Class A	Class B	Value of
	Shares	Shares	Shares	Shares	shares	shares	Shares

	$	$	$	$	$	$	$
Balance as at May 1, 2003	8,172	168,328	1,596	106,410	302	36,241	321,049
Converted	(4,510)	2,978	(1,412)	(1,755)	(2)	4,701	—
Accretion on redemption price	352	10,311	51	6,391	—	—	17,105

Balance as at December 31, 2003	4,014	181,617	235	111,046	300	40,942	338,154

      Prior to the financial reorganization, authorized and issued share capital were as follow:

Authorized — Pre-reorganization

      Unlimited number of Common Shares, each of which may, at any time, at the holder’s option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder’s option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

      Unlimited number of participating Class B Non-Voting Shares.

      Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

Issued — Pre-reorganization

			Class A		Class B
	Common Shares		Non-Voting Shares		Non-Voting Shares
							Total
	Number	$	Number	$	Number	$	$

Balance as of December 31, 2001	27,631,537	73,888	9,590,000	394,477	202,951,539	699,006	1,167,371
Issued	—	—	—	—	—	—	—
Converted	—	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	43,372	307	307

Balance as of December 31, 2002	27,631,537	73,888	9,590,000	394,477	202,994,911	699,313	1,167,678

Warrants

			Pre-reorganization

	December 31	May 1	December 31
	2003	2003	2002

	$	$	$
3,998,302 Warrants 2005, exercise price of $19.91	4,598	4,598	—
6,663,943 Warrants 2008, exercise price of $20.69	13,328	13,328	—
115,700 initial warrants	—	—	1,770

	17,926	17,926	1,770

      In connection with the Plan, the Company issued on May 1, 2003 two series of warrants entitling holders thereof, at any time, to purchase one Class A Share or Class B Share as the case may be, for each warrant at the exercise price until their maturity on May 1, 2005 and May 1, 2008, respectively.

      The initial warrants were each exercisable for 2,899 Class B non-voting shares at an exercise price of US$0.01 per share.

Employee Stock Purchase Plan

      The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. The Company makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant’s contribution during the year [up to 5% of the participant’s salary]. The Company’s contribution is executed only if, on June 30 of the following year, the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. The Company may choose to make its contribution in treasury shares or to deposit with the administrative agent of the plan a sufficient amount of money to enable the administrative agent of the plan to purchase the appropriate number of shares in the market. The total number of treasury Class A Shares and

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class B Shares that can be issued by the Company in order to make its contribution pursuant to this plan shall not exceed 250,000 shares. As at December 31, 2003, no shares were issued under this stock purchase plan.

Stock Option Plan

      A new stock option plan was implemented on May 1, 2003. The new stock option plan, as amended on November 20, 2003, authorizes the issuance of up to 3,000 Class A Shares and 2,006,818 Class B Shares. The Board may amend, supersede or terminate the stock option plan.

      The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of Class A Shares or Class B Shares of the Company covered by each of such options, the date of grants and the subscription price of each option. Each option allows its holder to acquire one Class A Share or one Class B Share, as the case may be, at its exercise price following the vesting period. Options granted under the stock option plan have the terms and conditions, including exercise price, vesting and expiration, as established by the Board, from time to time, provided that the pricing of options is in accordance with the requirements of the Toronto Stock Exchange and is not less than the market prices for the Class A Shares and Class B Shares at the time of the grant of options.

      During the eight-month period ended December 31, 2003, the Company granted 1,781,359 options and 48,400 options were forfeited. As a result, 1,732,959 options were outstanding as of December 31, 2003. 50%, 25% and 25% will vest and become exercisable on the second, third and fourth anniversaries of the grant. Accelerated vesting will be applicable after the first anniversary date of the grant in the event that the market price of the shares reaches a certain level.

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
Weighted-average assumptions	2003	2003	2002	2001

	$	$	$	$
Risk-free interest rate	3.0%	3.0%	3.0%	3.0%
Expected dividend yield	0%	0%	0%	0%
Expected share price volatility	64.6%	107.9%	107.9%	89.8%
Expected life	5.0 years	5.5 years	5.5 years	5.5 years

      For the purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options’ vesting periods.

      All the outstanding options granted under the prior stock option plan were cancelled upon the implementation of the Company’s financial reorganization on May 1, 2003.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro forma disclosure regarding stock options plan:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Net income (loss) for basic earnings (loss) per share calculation	(12,146)	45,517	(570,501)	(498,485)
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value based method had been applied to all awards as reported	(1,327)	(1,577)	(2,228)	(6,155)

Pro forma net income (loss) as if the fair value based method had been applied to all awards	(13,473)	43,940	(572,729)	(504,640)

Basic and diluted earnings (loss) per share as if the fair value based method had been applied to all awards	(3.57)	0.18	(2.38)	(4.62)

      The following table summarizes information about stock options outstanding, none of which were exercisable, as of December 31, 2003:

	Options Outstanding

	Number	Weighted-average	Weighted-average
	outstanding as at	remaining	exercise
Range of exercise prices	December 31, 2003	life	price

$10.50 to $11.25	1,648,544	4.48 years	10.51
$17.75 to $18.74	84,415	4.20 years	18.51

$10.50 to $18.74	1,732,959	4.46 years	10.90

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	SUPPLEMENTARY CONSOLIDATED STATEMENT OF NET INCOME (LOSS) INFORMATION

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Depreciation and amortization
Property, plant and equipment	38,970	59,121	240,384	176,712
Intangible assets	7,383	—	223,399	—
Other non-current assets	418	267	2,032	1,278

	46,771	59,388	465,815	177,990

Depreciation and amortization related to cost of services	43,657	56,246	226,567	164,386

Interest expenses
Interest on long-term debt	14,705	70,174	208,389	202,429
Other interest	112	434	7,867	13,459
Amortization of deferred financing costs	—	—	10,573	8,349

	14,817	70,608	226,829	224,237

Other information
Bad debt expense	2,853	4,153	32,306	16,148
Advertising costs	31,823	8,290	37,341	33,293

      Intangible assets’ amortization for the next two years is expected to be approximately $8.6 million per year. Costs of products and costs of services are exclusive of depreciation and amortization, which are shown separately.

Post-reorganization

Gain (loss) on investments, marketable securities and other assets

      During the eight-month period ended December 31, 2003, the Company received proceeds of $2.4 million following the sale of its equity investment in Saraide Inc., which was previously written down to a value of nil. The entire amount was recorded as a gain on investments.

Pre-reorganization

Impairment of assets

      In 2002, the Company wrote down the value of its MCS Licenses to nil and an impairment charge of $223.4 million was recorded and included with depreciation and amortization of intangible assets. A related deferred income tax recovery of $72.9 million was also recorded. Also included with depreciation and amortization of property, plant and equipment in 2002 was an impairment charge of $37.3 million as a result of write-downs related to the network and to application software.

      In light of the decline in market conditions for high-technology companies, the Company reduced the value of certain of its investments to their net estimated realizable value. Accordingly, write-downs of $11.8 million were recorded in 2002 and $28.0 million in 2001.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restructuring charges

      In 2002, the Company laid off approximately 350 employees [approximately 200 in 2001] to adjust its work force to the requirements of its operating plan. The restructuring charges of $7.5 million recorded in 2002 [$5.2 million in 2001] relate primarily to severance payments to the employees laid off.

Gain on financial instruments

      During 2002, the Company terminated cross-currency swaps, interest rate swaps and hedging agreements related to the old long-term debt. These terminations generated net proceeds of $21.5 million, net deferred gain of $3.1 million and gain on financial instruments of $5.5 million. The net gain on financial instruments in 2002 also includes the amortization of the deferred gains of $1.4 million and the amortization of the deferred losses generated by the termination of the interest rate swaps of $0.3 million.

Write-down of deferred financing costs and deferred gain and loss on financial instruments

      In 2002, the Company wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.7 million of deferred gain on financial instruments for a net total of $16.9 million, all of which related to the Company’s long-term debt, which was in default as at December 31, 2002.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	EARNINGS (LOSS) PER SHARE

      The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

		Pre-reorganization
	Eight months
	ended	Four months	Year ended	Year ended
	December 31	ended	December 31	December 31
	2003	April 30 2003	2002	2001

	$	$	$	$
Numerator:
Net income (loss) for diluted earnings (loss) per share calculation	4,959	45,517	(570,501)	(498,485)
Accretion on redemption price of First and Second Preferred Shares	(17,105)	—	—	—

Net income (loss) for basic earnings (loss) per share calculation	(12,146)	45,517	(570,501)	(498,485)

	Number	Number	Number	Number

Denominator: (in thousands)
Weighted-average number of shares outstanding	3,774	240,217	240,204	108,915
Shares issuable pursuant to the exercise of initial warrants	—	253	253	297

Number of shares for basic earnings (loss) per share calculation	3,774	240,470	240,457	109,212
Additional shares for diluted loss per share calculation	—	—	—	3,312
Shares issuable pursuant to the conversion of Preferred Shares	18,662	—	—	—
Shares issuable pursuant to the exercise of stock options	463	—	—	—

Number of shares for diluted earnings (loss) per share calculation	22,899	240,470	240,457	112,524

Basic and diluted earnings (loss) per share (in dollars)	(3.22)	0.19	(2.37)	(4.56)

      Basic and diluted earnings (loss) per share are identical, as the effect of dilutive securities is antidilutive.

12.	RELATED PARTY TRANSACTIONS

      Since May 1, 2003, certain holders of the long-term debt and the derivative instruments are also shareholders of the Company.

      During the pre-reorganization period, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies. These transactions are undertaken in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due from or to related parties are payable or receivable in cash on demand. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effect on the consolidated financial statements, excluding amounts related to long-term debt and derivative instruments, is as follows:

		Pre-reorganization

	Eight months	Four months	Year ended	Year ended
	ended	ended	December 31	December 31
	December 31 2003	April 30 2003	2002	2001

	$	$	$	$
Costs capitalized to property, plant and equipment and deferred charges	—	—	—	5,165
Cost of products and services	—	—	3,007	6,965
General and administrative services	—	103	304	562
Selling and marketing	—	—	—	225
Equipment sales and service revenues	—	—	4,698	5,470
Equipment purchases	—	—	224	192

13.     INCOME TAXES

      Significant components of the income tax benefit (expense) consist of the following:

		Pre-reorganization

	Eight months	Four months	Year ended	Year ended
	ended	ended	December 31	December 31
	December 31 2003	April 30 2003	2002	2001

	$	$	$	$
Current income tax benefit (expense) before the following:	(587)	(6,180)	(80,484)	(40,101)
Tax benefit of previously unrecognized losses and temporary differences	—	4,384	78,860	37,857

Current income tax benefit (expense)	(587)	(1,796)	(1,624)	(2,244)
Deferred income tax recovery related to reversal of temporary differences	—	—	73,519	3,966

Income tax benefit (expense)	(587)	(1,796)	71,895	1,722

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of income tax computed at the statutory income tax rates to the income tax benefit (expense) is as follows:

		Pre-reorganization

	Eight months	Four months	Year ended	Year ended
	ended	ended	December 31	December 31
	December 31 2003	April 30 2003	2002	2001

	$	$	$	$
Income tax benefit (expense) based on the combined statutory income tax rate of 33% [32% in 2002 and 33% in 2001]	(1,830)	(15,613)	205,567	165,068
Non-taxable portion of capital items	2,825	16,519	(3,665)	(14,596)
Unrecognized tax expense (benefit) of losses and temporary differences	(913)	(5,264)	(210,063)	(187,376)
Tax benefit of previously unrecognized losses and temporary differences	—	4,384	78,860	37,857
Large corporations tax	(587)	(1,796)	(1,624)	(2,244)
Other	(82)	(26)	2,820	3,013

Income tax benefit (expense)	(587)	(1,796)	71,895	1,722

      Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2003 are as follows:

			Pre-reorganization
	December 31	May 1
	2003	2003	December 31 2002

	$	$
Deferred income tax liabilities:
Deferred gains and other	2,779	517	873

Total deferred income tax liabilities	2,779	517	873

Deferred income tax assets:
Tax values of marketable securities and investments in excess of accounting values	416	416	4,568
Operating losses carried forward	542,552	612,370	481,105
Tax values of capital assets in excess of accounting values	55,849	40,553	162,806
Provisions and other temporary differences	23,906	25,651	83,576

Total deferred income tax assets	622,723	678,990	732,055
Valuation allowance	(619,944)	(678,473)	(731,182)

Net deferred income tax assets	2,779	517	873

Net deferred income tax	—	—	—

      Approximately $1.8 billion of the operating losses carried forward and $200 million of temporary differences existed at the date of the Company’s financial reorganization as described in note 1. The tax benefits related to these operating losses carried forward and temporary differences were not included in the assets as part of the fresh start accounting, as a valuation allowance of approximately $678 million was provided. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized losses

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carried forward and temporary differences will be realized, they will be applied to reduce unamortized intangible assets to nil. During the period of eight months ended December 31, 2003, no amount of tax benefits related to these losses and temporary differences was realized.

      As at December 31, 2003, the Company had net operating losses carried forward for income tax purposes totaling $1.6 billion, which expire as follows: 2004, $217.8 million; 2005, $57.9 million; 2006, $283.7 million; 2007, $282.6 million; 2008, $322.0 million; 2009, $480.1 million. The Company had also approximately $234.5 million of deductible temporary differences.

      In addition, the use of tax losses carried forward will generally be restricted in future years to profits from those businesses carried on prior to the restructuring plan.

14.	SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENT OF CASH FLOWS

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
Changes in operating assets and liabilities	2003	2003	2002	2001

	$	$	$	$
Receivables	(12,244)	(2,689)	13,783	(18,947)
Inventories	(5,728)	(4,035)	370	17,545
Prepaid license fees, rental sites and other prepaid	7,193	(14,188)	(1,235)	(980)
Deferred charges	(3,557)	9,481	(5,477)	(7,727)
Other current assets	(3,282)	(34,250)	6,754	13,116
Accounts payable and accrued liabilities	27,113	75,712	16,385	(61,289)
Deferred revenues	8,121	(3,366)	(542)	5,979

Net change in operating assets and liabilities	17,616	26,665	30,038	(52,303)

15.	COMMITMENTS AND CONTINGENCIES

Operating leases

      The aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

$

2004	34,148
2005	29,774
2006	21,399
2007	17,528
2008	14,653
Subsequent to 2008	41,384
158,886

      Rental expenses for the eight months ended December 31, 2003 and for the four months ended April 30, 2003 amounted to $19.0 million and $9.7 million respectively [$29.7 million for 2002 and $29.5 million for 2001].

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under its site leases, the Company is generally committed to returning each site to its original state. The associated exit costs are expected to be insignificant because the Company estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligations and the associated exit costs will be provided for when such liabilities arise.

Letters of credit

      As at December 31, 2003, the Company had outstanding letters of credit for an aggregate amount of $0.4 million [$1.3 million as at May 1, 2003].

Supply Agreement

      Under a supply agreement, the Company is committed until 2006 to acquire certain of its core wireless network equipment and call server products from a major supplier. Under this agreement, the Company has no unconditional purchase commitments.

PCS License

      On April 15, 1996, the Company was informed of the conditions attached to its PCS license, which had an initial term of five years. On March 29, 2001, Industry Canada renewed the Company’s PCS license for a second five-year term, commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Canada Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including the Company, will be extended to March 31, 2011. Industry Canada also announced that it will make certain changes to the cellular and PCS license conditions, including granting licensees the power to divide and transfer their licenses, by both spectrum amount and geographic area.

      Other License conditions detailed in Gazette Notice DGRB-006-03 that apply to the Company include:

      [i] to comply with applicable spectrum aggregation limits;

      [ii] to comply with the Canadian ownership and control provisions;

      [iii] to ensure that radio stations are installed and operated in compliance with applicable regulations from Health Canada [electromagnetic field exposure] and Transport Canada [air navigation], and only after meaningful consultations have taken place with applicable local land use authorities;

      [iv] to invest a minimum of 2% of adjusted gross revenues resulting from operations in the spectrum, over the term of the License, in eligible research and development activities. As at December 31, 2003, 2% of the Company’s adjusted gross revenues represented a cumulative amount of $26.7 million. Up to December 31, 2003, the Company has spent approximately $15.9 million;

      [v] to provide for and maintain lawful interception activities as authorized by law; and

      [vi] to offer PCS resale to other PCS licensees on a non-discriminatory basis.

MCS Licenses

      In November 2003, Inukshuk announced the creation of a new venture with two partners. The new company plans to build a MCS network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each partner owns one-third of the new company, which will operate as an independent entity. The first phase will allow partners to validate technological and commercial acceptance to develop a detailed business plan. The first commercial service launches are planned for early 2004. Inukshuk will contribute the use of 60 MHz of its MCS Licenses, but no monetary investment. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2003, the venture was at an early stage of activities and had no significant impact on the Company’s financial statements.

Litigations

      On April 10, 2002, ASP Wireless Net Inc., or ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from the Company. The breach alleged by ASP relates to Microcell’s failure to provide ASP access to Microcell’s PCS network. The Company considers ASP’s claim frivolous and unfounded in fact and in law and intends to vigorously contest it.

      Furthermore, the Company is involved from time to time in other legal and regulatory proceedings incidental to its business. The Company does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on the Company.

16.	FINANCIAL INSTRUMENTS

Concentration of credit risk

      The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Interest Rate Risk

      The Company has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Foreign exchange rate risk

      The Company is subject to foreign exchange rate fluctuations as a portion of its assets and liabilities are unhedged and denominated in currencies other than Canadian dollars.

Fair value

      Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

      The fair value of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

      The fair value of the Tranche B Debt and Tranche C Debt is determined based on an amount quoted on the over-the-counter market at the balance sheet date. The fair value of the derivative instruments is determined based on market rates prevailing at the balance sheet date obtained from the Company’s financial institutions for similar derivative instruments.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Fair values of the Company’s financial instruments, as at December 31, 2003, where the fair values differ from the carrying amounts on the financial statements, are as follows:

	Carrying	Estimated fair
	value	value

	$	$
Tranche B Debt	271,769	266,334
Tranche C Debt	52,693	41,100

17.	SEGMENTED INFORMATION

      In the preceding years, the Company carried out its operations through three strategic business segments: PCS, wireless Internet and investments. As a result of the restructuring process, the Company realigned its cash flows to concentrate on the PCS activities. Consequently, the Company has determined that it operates in one segment since January 1, 2003, as the wireless internet and investments operations were no longer significant.

18.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

      These financial statements were prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Company’s financial statements, which would be required to conform to U.S. GAAP.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of consolidated net income (loss) and comprehensive income (loss)

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Net income (loss) under Canadian GAAP	4,959	45,517	(570,501)	(498,485)
[a] Reversal of amortization of Intangible assets	—	—	—	139
[b] Share of net income (net loss) in investees	—	(500)	4,772	(22,079)
[d] Development costs	—	—	6,108	(3,502)
[e] Stock compensation	—	—	478	(478)
[g] Reorganization items	—	1,253,660	—	—
[d] Amortization of net deferred gain on financial instruments	—	—	(1,110)	—
[d] Amortization of other comprehensive income related to financial instruments	—	—	1,110	—
[i] Changes in fair market value of a fair value hedge	—	—	—	1,367
[i] Cumulative effect as of January 1, 2001 resulting from the adoption of SFAS 133	—	—	—	(900)
[h] Effect of legislated tax rate changes on deferred tax liabilities	—	—	—	25,771
[a] Impairment of intangible assets	—	—	(25,771)	—

Net income (loss) under U.S. GAAP	4,959	1,298,677	(584,914)	(498,167)
[c] Unrealized gain (loss) in value of marketable securities	—	(145)	(177)	322
[i] Changes in fair market value of cash flow hedges	—	—	367	(1,364)
[d] Reversal of cumulative income taxes related to changes in fair market value of cash flow hedges	—	—	1,036	—
[d] Amortization of other comprehensive income related to financial instruments	—	—	(1,110)	—
[i] Write off of other comprehensive income related to financial instruments	—	—	(1,968)	—
[i] Cumulative effect as of January 1, 2001, resulting from the adoption of SFAS 133	—	—	—	3,939

Comprehensive income (loss) under U.S. GAAP	4,959	1,298,532	(586,766)	(495,270)

Basic and diluted earnings (loss) per share under U.S. GAAP [dollars]	(3.22)	5.40	(2.43)	(4.56)

Reconciliation of consolidated cash flow captions

      There are no significant differences between Canadian GAAP and U.S. GAAP, which affect the captions of the cash flow statements.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of consolidated balance sheet captions

						Pre-
						reorganization

					May 1,	December 31,
		December 31, 2003			2003	2002

		Canadian		U.S.	U.S.	U.S.
		GAAP	Adjustments	GAAP	GAAP	GAAP

		$	$	$	$	$
Debit (credit)
[c]	Marketable securities	—	—	—	—	309
[a]	Intangible assets	233,819	—	233,819	241,202	—
[b]	Long-term investments and other non current assets	4,797	—	4,797	—	11,947
[f]	Preferred shares	—	(296,912)	(296,912)	(284,506)	—
[f][k]	Share capital	(338,154)	309,058	(29,096)	(36,543)	(1,228,401)
[f]	Deficit	12,146	(12,146)	—	—	2,528,848
[c]	Accumulated other comprehensive income	—	—	—	—	(145)

[a] Amortization and impairment of intangible assets

      The PCS license, which included certain development costs, and other costs associated with obtaining the PCS license from Industry Canada were deferred under Canadian GAAP. Under U.S. GAAP, such development costs are expensed as incurred. This difference created a reversal of amortization of intangible assets of $0.1 million in 2001. During 2002, the Company wrote down the value of the MCS Licenses to nil. Prior to this write-down, the carrying values of these licenses were $249.2 million and $223.4 million under U.S. GAAP and Canadian GAAP respectively, representing a difference of $25.8 million.

[b] Investment in entity subject to significant influence

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

[c] Marketable securities

      Under Canadian GAAP, the marketable securities are recorded as explained in note 2. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value, net of income taxes, are recorded in other comprehensive income (loss). Fair value of marketable securities was $0.3 million as at December 31, 2002.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

[d] Deferred charges and other assets

      Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred.

      Under Canadian GAAP, a deferred gain or loss is recorded upon either the de-designation of a derivative financial instrument as a hedge or upon the early termination of a derivative financial instrument qualifying as a hedge. This deferred gain or loss represents the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of the de-designation or early termination. The deferred gain or loss is then amortized over the remaining life of the originally hedged item. Under US GAAP, the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of its de-designation or early termination is accumulated in other comprehensive income. The accumulated balance is then amortized to net income (loss) over the remaining life of the originally hedged item.

[e] Stock compensation

      Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element. As at December 31, 2002, all such stock compensation awards granted in the past have been cancelled.

Additional disclosure regarding stock options plan:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Net income (loss) under U.S. GAAP as reported	4,959	1,298,677	(584,914)	(498,167)
Accretion on redemption price of First and Second Preferred Shares	(17,105)	—	—	—

Net loss applicable to Class A and Class B shares [for the eight months ended December 31, 2003 only]	(12,146)	1,298,677	(584,914)	(498,167)
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value based method had been applied to all awards as reported [note 9]	(1,327)	(1,577)	(2,228)	(6,155)

Pro forma net income (loss) under US GAAP as if the fair value based method had been applied to all awards	(13,473)	1,297,100	(587,142)	(504,322)

Basic and diluted earnings (loss) per share under US GAAP as reported	(3.22)	5.40	(2.43)	(4.56)
Pro forma basic and diluted earnings (loss) per share under US GAAP as if the fair value method had been applied to all awards	(3.57)	5.39	(2.44)	(4.62)

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

[f] Classification of financial instrument as debt or equity

      The preferred shares contain conversion features which result in the Company’s obligation to redeem such shares being conditional. Therefore, under US GAAP, these shares are outside the scope of SFAS 150. In such a case, redeemable preferred shares subject to mandatory redemption requirements that are outside the control of the issuer are excluded from “shareholders’ equity (deficiency)” and presented separately in the issuer’s balance sheet between liabilities and shareholders’ equity (deficiency). The related accretions are presented as a charge to retained earnings or, in the absence of retained earnings, by charges against share capital.

[g] Reorganization items

      Under U.S. GAAP, the forgiveness of debt and the effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh start accounting should be reflected in the predecessor entity’s final statement of operations. Under Canadian GAAP, such adjustments are reflected as capital transactions. The reorganization items in the amount of $1.254 billion were comprised of $1.366 billion of forgiveness of debt and $112.5 million of adjustments resulting from the application of fresh-start accounting.

[h] Deferred tax liabilities

      Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during 2001, in the amount of $72.9 million, resulting from the difference between the carrying value and the tax basis of the asset acquired, was capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98.7 million under US GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25.8 million under U.S. GAAP.

[i] Derivative instruments

      The Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138. The Company adopted SFAS 133 effective January 1, 2001. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the effective portion of the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

      The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $0.9 million being recognized as an expense in the statement of net loss and as a credit of $3.9 million in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1.4 million being recognized as income in the statement of net loss and in a charge of $1.4 million in other comprehensive income. As of December 31, 2002, all such derivative instruments have been terminated.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

[j] Additional disclosure under U.S. GAAP and SEC requirements

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Provision for restructuring charges
Balance, beginning of period	162	1,036	2,314	—
Addition: severance expenses	—	—	7,494	5,226
Deduction: severance payments and adjustments	(162)	(874)	(8,772)	(2,912)

Balance, end of period	—	162	1,036	2,314

Allowance for doubtful accounts
Balance, beginning of period	11,844	14,885	10,717	4,116
Addition: bad debt expenses	2,853	4,153	32,306	16,148
Deduction: uncollectible accounts written off, net of recoveries	(8,070)	(7,194)	(28,138)	(9,547)

Balance, end of period	6,627	11,844	14,885	10,717

[k] Option to purchase Class A non voting shares

      In 1997, an amount of $67.7 million was expensed with a corresponding increase in share capital under U.S. GAAP representing stock options recorded using APB 25.

19.	COMPARATIVE FIGURES

      Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

20.	SUBSEQUENT EVENTS

      (1) On March 17, 2004, the Company obtained financing of an aggregate principal amount equivalent to $450 million for its wholly owned subsidiary, Solutions, from a syndicate of lenders. The proceeds were used mainly to refinance the Company’s previous senior secured credit facilities (see note 8). The new facilities consist of a six-year $50 million first lien revolving credit facility, and of a seven-year first lien term loan and of a seven-and-a-half-year second lien term loan, each in an amount equivalent to $200 million. The revolving credit facility is denominated in Canadian dollars, and both term loans are denominated in U.S. dollars. Pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are secured by a pledge on substantially all of the Company’s assets.

      (2) In March 2004, the Company has entered into swap transactions to manage its exposure to foreign exchange rate fluctuations on the new U.S.-dollar-denominated first and second lien term loan described above. The Company swapped the total principal of both term loans in the amount of $400 million [US$299.9 million] at a rate of 1.3340. The Company also swapped the floating interest rate of Libor plus 4% on the first lien term loan, payable in US dollars, to a floating interest rate of Libor plus 5.085%, payable in Canadian dollars. The Company also swapped the floating interest rate of Libor plus 7% on the second lien term loan, payable in US dollars, to a floating interest rate of Libor plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses.

      (3) Pursuant to a final prospectus dated March 24, 2004, the Company distributed to the holders of its class A restricted voting shares, class B non-voting shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 class B non-voting shares. Each five rights entitled the holder thereof to purchase one class B non-voting share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM Canada, LLC [“COM”] pursuant to which it has agreed to purchase, at the rights subscription price, all class B non-voting shares not otherwise purchased pursuant to the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at the subscription price, additional class B non-voting shares having an aggregate subscription price equal to the deficiency.

      The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 class B non-voting shares. COM purchased concurrently, at a price of $22.00 per share, 2,272,727 class B non-voting shares. Furthermore, the Company granted COM, 3,977,272 warrants to acquire, at a price of $22.00 per share, additional class B non-voting shares for exercise at a later date. The net proceeds from the rights offering and private placement to COM amounted to approximately $147 million [net of approximately $2 million of issuance fees] and have been used by Microcell to redeem 75,233 outstanding preferred shares, at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $145.8 million will be used to fund capital expenditures and for general corporate purposes.

      As a result, the Company’s share capital as at May 3, 2004, was composed of the following: 235,961 class A restricted voting shares; 29,079,353 class B non-voting shares; 3,998,302 Warrants 2005; 6,663,943 Warrants 2008; and, 3,977,272 new warrants issued to COM. In accordance with the warrant indentures governing the Warrants 2005 and the Warrants 2008, the number of shares issuable upon the exercise of the Warrants 2005 and the Warrants 2008 had been adjusted from 1.0 to 1.02 Class A Share or Class B Shares, as the case may be, for each warrant. This adjustment has been made as a result of the Company’s rights offering.

      (4) On March 19, 2004, the Company received a comment letter from the SEC in connection with its review of the Company’s registration statement filed on March 3, 2004 for the registration of its Class A Shares and Class B Shares issuable upon exercise of the Warrants 2005 and the Warrants 2008. The SEC staff, among other things,have questioned whether the Company’s Fido brand name has an indefinite useful life and consequently whether it should be subject to periodic amortization. The Company believes such brand name should be considered to have an indefinite life. However, were periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would reduce net income by $1.9 million, increase loss per share by $0.50 but have no effect on cash flows for the eight months ended December 31, 2003, and shareholders’ equity would decrease by $1.9 million as of December 31, 2003. The hypothetical amortization period of ten years is presented for illustrative purposes only. The resolution of the comment letter issues with SEC staff may require the Company to restate its financial statements for the eight months ended December 31, 2003.

      (5) On April 21, 2004, Unique Broadband Wireless Services, Inc. [“UBS”] filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream in the Ontario Superior Court of Justice. In its statement of claim, UBS claims [for, amongst other things, specific performance, breach of contract, breach of confidence and breach of fiduciary duty] from Microcell, Solutions and Inukshuk damages totaling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      (6) On May 13, 2004, Microcell was informed that TELUS Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell. On May 17, 2004, TELUS Corporation filed its offer with the Canadian Securities Commissions and the SEC. On May 20, 2004, the board of directors of Microcell [the “Board”] announced its response to TELUS Corporation’s unsolicited offers to purchase Microcell’s Class A restricted voting shares for C$29.00 per share, Class B non-voting shares for C$29.00, 2005 Warrants for C$9.67, and 2008 Warrants for C$8.89 (the “Offers”). After careful review and analysis of the Offers performed with the assistance of its legal and financial advisors, the Board recommended that holders of the Class A restricted voting shares, Class B non-voting shares, 2005 Warrants and 2008 Warrants not tender into the Offers. The Company’s board of directors retained the services of two financial advisors, one of which has affiliates which are shareholders, lenders or the agent of the Company’s lenders. The terms of the agreements provide for advisory services to be rendered up to May 2005 with minimum fees of $6.5 million. Such fees will be recognized over the estimated period for which the services are rendered. On May 31, 2004, Microcell announced the mailing of its Directors’ Circular containing the previously announced recommendation of the board of directors that holders of Microcell’s Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 not tender into the unsolicited offers from TELUS Corporation commenced on May 17, 2004. On June 22, 2004 TELUS announced that it would extend the TELUS Offers until July 22, 2004.

ITEM 19 – EXHIBITS

EXHIBITS

     The following documents are filed as exhibits to this Form 20-F:

Exhibit
Number	Description of Exhibit
1.1
Restated Certificate of Incorporation of Microcell Telecommunications Inc. (Incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on June 29, 2004).

1.2	General By-laws of Microcell Telecommunications Inc. (Incorporated by reference to Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

2.1
First Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee (Incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

2.2
Second Unit Indenture made as of May 30, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada as trustee (Incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

2.3
Warrant Indenture for the Warrants 2005 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee (Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

2.4
First Amending Agreement to the Warrant Indenture for the Warrants 2005 dated as of November 20, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee. (Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on November 28, 2003).

2.5
Warrant Indenture for the Warrants 2008 dated as of May 1, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee (Incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

2.6
First Amending Agreement to the Warrant Indenture for the Warrants 2008 dated as of November 20, 2003 among Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Trustee. (Incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on November 28, 2003).

2.7
Shareholder Rights Plan Agreement dated as of May 1, 2003 between Microcell Telecommunications Inc. and Computershare Trust Company of Canada, as Rights Agent (Incorporated by reference to Exhibit 2.5 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

2.8	Plan of Reorganization and of Compromise and Arrangement (Incorporated by reference to Exhibit 2.5 to the Registrant’s Report on Form 6-K, as furnished to the

Exhibit
Number	Description of Exhibit
Commission on February 20, 2003).

4.1
Amended and Restated Tranche A Exit Facility Agreement dated as of March 17, 2004 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties hereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent, Collateral Agent and Issuing Bank.

4.2
Tranche B-Term Loan A Credit Agreement dated as of March 17, 2004 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties thereto, as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent.

4.3
Tranche B-Term Loan B Credit Agreement dated as of March 17, 2004 entered into among Microcell Telecommunications Inc., as parent, Microcell Solutions Inc., as borrower, the financial institutions from time to time parties thereto as lenders, and JP Morgan Chase Bank, Toronto Branch, as administrative agent and Collateral Agent.

4.4
Amended and Restated Intercreditor And Collateral Agency Agreement, dated as of March 17, 2004, made among Microcell Solutions Inc., as borrower, Microcell Telecommunications Inc., as guarantor, each of the persons listed on the execution pages thereto under the “Tranche A Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche B-Term Loan A Lenders” heading, each of the persons listed on the execution pages thereto under the “Tranche B-Term Loan B Lenders” heading, JP Morgan Chase Bank, Toronto Branch, as administrative agent under the Amended and Restated Tranche A Exit Facility Agreement, the Tranche B-Term Loan A Credit Agreement and the Tranche B-Term Loan BCredit Agreement,JP Morgan Chase Bank, Toronto Branch, as collateral agent for each of the Tranche A Lenders, the Tranche B-Term Loan A Lenders and the Tranche B-Term Loan B Lenders and as fondé de pouvoir pursuant to the terms of the Amended and Restated Tranche A Exit Facility Agreement, the Tranche B-Term Loan A Credit Agreement and the Tranche B-Term Loan B Credit Agreement, Computershare Trust Company Of Canada, as Trustee for the holders of the First Units, and Computershare Trust Company Of Canada, as Trustee for the holders of the Second Units.

4.5
Stock Option Plan of Microcell Telecommunications Inc. dated May 1, 2003, as amended November 20, 2003. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on November 28, 2003).

4.6
Stock Purchase Plan of Microcell Telecommunications Inc. dated May 1, 2003 (Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

4.7	PCS license Conditions issued by Industry Canada (Incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F, as filed with the Commission on June 27, 2003).

4.8
Lease dated as of August 1, 1998 between Microcell Telecommunications Inc. and WPBI Property Management Inc., as amended (Incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F, as filed with the

Exhibit
Number	Description of Exhibit
Commission on June 27, 2003).

4.9
Purchase and Licence Agreement dated December 20, 2001 between Nortel Networks Corporation and Microcell Solutions Inc. (Incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on March 3, 2004).

4.10
GSM and IN Supplement to the Purchase and License Agreement (Revision 2) dated as of January 16, 2004 between Nortel Networks Corporation and Microcell Solutions Inc. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on March 3, 2004).

4.11
Warrant Agreement effective May 3, 2004 between Microcell Telecommunications Inc. and COM Canada, LLC. (Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on June 29, 2004).

8	List of Subsidiaries (Incorporated by reference to Exhibit 21 to Amendment No. 2 to the Registrant’s Registration Statement on Form F-1, as filed with the Commission on June 29, 2004).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a))

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (17CFR 240.13a-14(a))

13	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE

     Microcell Telecommunications Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MICROCELL TELECOMMUNICATIONS INC.

By:	/s/ Jacques Leduc

Name:	Jacques Leduc
Title:	Chief Financial Officer and Treasurer

Dated: June 30, 2004